This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

As Confidentially Submitted to the Securities and Exchange Commission on                     , 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

TRISTATE CAPITAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	6022	20-4929029
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Oxford Centre

301 Grant Street, Suite 2700

Pittsburgh, Pennsylvania 15219

(412) 304-0304

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James F. Getz

Chairman, President and Chief Executive Officer

TriState Capital Holdings, Inc.

One Oxford Centre

301 Grant Street, Suite 2700

Pittsburgh, Pennsylvania 15219

(412) 304-0304

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Chet A. Fenimore, Esq. Fenimore, Kay, Harrison & Ford, LLP 111 Congress Avenue, Suite 820 Austin, Texas 78701 (512) 583-5900	Michael P. Reed, Esq. Frank M. Conner III, Esq. DLA Piper LLP (US) 500 Eighth Street, NW Washington, D.C. 20004 (202) 799-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, no par value per share			$	$

(1)	Includes shares of common stock that the underwriters have the option to purchase pursuant to their over-allotment option.
(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant and the selling stockholders specified herein.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED     , 2013

PROSPECTUS

                 Shares

COMMON STOCK

This prospectus relates to the initial public offering of TriState Capital Holdings, Inc.’s common stock. We are offering                      shares of our common stock.

Prior to this offering, there has been no established public market for our common stock. We currently estimate that the public offering price per share of our common stock will be between $         and $          per share. We intend to apply to list our common stock on The New York Stock Exchange under the symbol “[TSCB].”

See “Risk Factors,” beginning on page 12, for a discussion of certain risks that you should consider before making an investment decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share		Total
Initial public offering price		$		$
Underwriting discount	$		$
Proceeds to us, before expenses	$		$

We have granted the underwriters an option to purchase up to an additional                      shares of our common stock at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus, to cover over allotments, if any.

The underwriters expect to deliver the shares of our common stock against payment on our about                     , 2013, subject to customary closing conditions.

Joint Book-Running Managers

Stephens Inc.	Stifel	Baird

Co-Manager

Macquarie Capital

Prospectus dated     , 2013

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the related notes, before making an investment decision. Unless the context indicates otherwise, references in this prospectus to “we,” “our,” “us,” the “Company” and “TriState Capital” refer to TriState Capital Holdings, Inc., a Pennsylvania corporation and its consolidated subsidiary. References in this prospectus to “TriState Capital Bank” and the “Bank” refer to TriState Capital Bank, a Pennsylvania state banking corporation and our wholly owned consolidated subsidiary.

Overview

TriState Capital Holdings, Inc. is a bank holding company headquartered in Pittsburgh, Pennsylvania. Through our wholly owned bank subsidiary, TriState Capital Bank, we serve middle market businesses in our primary markets of Pennsylvania, Ohio, New Jersey and New York. We also serve high net worth individuals on a national basis through our private banking channel. We market and distribute all of our products and services through a scalable branchless banking model, which creates significant operating leverage throughout our business as we continue to grow.

Our success has been built upon the vision and focus of our executive management team to establish the premier regional business bank for middle market companies by combining the sophisticated banking products of a large financial institution with the personalized service of a community bank. Our management team and board of directors have extensive commercial banking and wealth management experience as well as valuable business relationships in the markets we serve. Our banking model utilizes centralized underwriting, portfolio management, credit administration, compliance, and risk management, among other administrative functions. We believe significant growth and enhanced profitability will be achieved as we further leverage the relationships of our sales force and our scalable infrastructure.

We are one of the fastest growing banks formed in 2007 and have maintained strong asset quality. We achieved our loan and deposit growth without mergers or acquisitions. Our significant organic loan growth is the result of our sales and distribution culture, niche lending focus and our disciplined approach to risk management. As of September 30, 2012, our diversified loan portfolio was composed of approximately 54.0% commercial and industrial loans, approximately 30.0% commercial real estate loans and approximately 16.0% private banking-personal loans.

We have demonstrated our ability to grow our customer deposit base rapidly by adapting our product and service offerings and marketing activities, rather than incurring the investment in branch offices and higher fixed operating costs inherent in traditional branch-based banking models. We also believe our deposit channels provide us with stable and diversified funding, as well as low all-in funding costs and greater scalability than traditional branch networks.

Our Growth and Performance

As of September 30, 2012, on a consolidated basis, we had total assets of $2.0 billion, total loans of $1.6 billion, total deposits of $1.8 billion and stockholders’ equity of $216.1 million. According to SNL Financial, of the 126 remaining de novo banks chartered in 2007, as of September 30, 2012 TriState Capital Bank was the largest in terms of total assets based solely on organic growth. Our total loans grew 21.0% for the twelve month period ended September 30, 2012. In growing our organization, we have continually maintained our emphasis on risk management and asset quality. Our ratio of nonperforming assets to total assets was 0.69% as of September 30, 2012, and our annualized ratio of net charge-offs to average loans was 0.22% for the nine months ended September 30, 2012. We achieved this growth, strong asset quality ratios and profitability during a time that included a severe national recession and slow economic growth.

Our performance and profitability has paralleled our growth while we maintained strong capital levels. We became profitable on a quarterly basis in the fourth quarter of 2009 with net income of $2.9 million, and we have remained profitable on a quarterly basis since then. For the nine months ended September 30, 2012, our total revenue and pre-tax, pre-provision net revenue grew by 25.1% and 50.5%, respectively, from the comparable prior year period and our net income available to common shareholders and diluted earnings per share grew by 109.2% and 95.0%, respectively, for the same comparative periods.

As we have realized economies of scale and improved our deposit funding costs and net interest margin, our return on average equity and efficiency ratio improved to 6.09% and 60.85%, respectively, for the nine months ended September 30, 2012, as compared to 3.36% and 67.46%, respectively, for the comparable prior year period. We have also positioned our balance sheet and managed our interest rate risk position such that our net interest income should benefit during a rising interest rate environment. The table below sets forth certain of our selected financial data, asset quality data and key ratios.

	Nine Months Ended September 30,			Years Ended December 31,
	2012	2011	% Change	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)
Summary financial data:(1)
Total assets	$2,027,264	$1,769,423	14.6%	$1,833,450	$1,659,752	$1,487,611	$1,279,301	$324,185
Total loans(2)	1,615,540	1,334,612	21.0%	1,406,995	1,283,745	1,294,005	935,194	180,070
Total deposits	1,769,888	1,572,924	12.5%	1,637,126	1,470,600	1,337,554	1,129,343	166,253
Total revenue(3)	46,030	36,803	25.1%	49,966	46,497	35,379	15,846	5,357
Pre-tax, pre-provision net revenue(4)	18,022	11,977	50.5%	15,972	12,905	6,287	(4,019)	(6,740)
Net income (loss) available (attributable) to common shareholders(5)	7,191	3,438	109.2%	5,700	13,410	(13,081)	(14,156)	(7,200)
Diluted earnings (loss) per share(5)	$0.39	$0.20	95.0%	$0.33	$0.83	$(0.90)	$(1.25)	$(0.93)
Summary asset quality data: (1)
Net charge-offs to average loans	0.22%	0.47%		0.46%	0.31%	1.75%	—	—
Nonperforming assets to total assets	0.69%	1.14%		0.90%	0.92%	0.74%	0.51%	—
Key ratios: (1)
Net interest margin(6)(7)	2.95%	2.65%		2.67%	2.61%	2.21%	2.16%	4.32%
Efficiency ratio(8)	60.85%	67.46%		68.03%	72.25%	82.23%	125.36%	225.82%
Return on average equity(5)(6)	6.09%	3.36%		3.97%	9.68%	(8.83%)	(15.86%)	(9.09%)
Tier 1 leverage capital ratio	10.80%	10.03%		10.18%	9.85%	8.85%	12.33%	47.20%
Tier 1 risk-based capital ratio	10.91%	10.93%		10.63%	11.48%	9.75%	11.94%	41.39%
Total risk-based capital ratio	11.91%	12.04%		11.60%	12.59%	10.85%	13.02%	41.61%

(1)

We have derived the summary financial data as of and for the years ended December 31, 2011 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary financial data as of and for the nine months ended September 30, 2012 and 2011 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, except that our summary balance sheet data as of September 30, 2011 has been derived from our unaudited condensed consolidated financial statements not included in this prospectus, each of which unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. The summary asset quality data and key ratios are unaudited and are derived from the financial statements as of and for the periods presented. Average balances have been computed using daily averages. Our historical results may not be indicative of our results for any future period.

(2)	Total loans are net of unearned discounts and deferred fees and costs.
(3)	Total revenue is net interest income and non-interest income, excluding net gain (loss) on sale of investment securities available-for-sale.
(4)

Pre-tax, pre-provision net revenue is defined as net income without giving effect to loan loss provision and income tax expense, and excluding net gain (loss) on sale of investment securities available-for-sale.

(5)

Our 2010 results included the reversal of a deferred tax net operating loss carryforward valuation allowance that improved net income available to common shareholders by $11.2 million and diluted earnings per share by $0.70. Return on average equity was improved by 7.14%.

(6)	Ratios are annualized for the nine months ended September 30, 2012 and September 30, 2011.
(7)	Net interest margin is calculated on a fully taxable equivalent basis.
(8)	Efficiency ratio is the ratio of noninterest expense to net interest income and noninterest income, excluding net gain (loss) on sale of investment securities available-for-sale.

Our Executive Management Team and Board of Directors

We have a seasoned and experienced executive management team and board of directors. Each member of our executive management team has over 30 years of financial services experience, including extensive experience in the commercial banking, wealth management, securities and public accounting industries. James F. Getz, our Chairman of the Board, Chief Executive Officer, President and founder, is the former president of Federated Securities Corporation, the sales division of Federated Investors, Inc., where he served for approximately 20 years. Mr. Getz also had 10 years of banking experience in Philadelphia prior to joining Federated. Working closely with Mr. Getz are A. William Schenck III, our Vice Chairman and cofounder, and Mark L. Sullivan, our Vice Chairman, Chief Financial Officer and cofounder. Mr. Schenck is the former executive vice president—consumer and small business banking of PNC Financial Services as well as the former secretary of banking of the Commonwealth of Pennsylvania. He has more than 30 years of experience in the banking and mortgage industries. Mr. Sullivan previously served clients at Price Waterhouse & Co. (now PricewaterhouseCoopers LLP) and Ernst & Young LLP for more than 30 years.

We also benefit from the experience and independence of our board of directors. Five of our current board members serve or have served on boards of public companies. Nine of our twelve directors qualify as “independent directors” under New York Stock Exchange, or NYSE, listing standards. In addition, nine of our directors have significant experience building the types of middle market businesses that we serve.

Our directors and executive officers also have a meaningful ownership interest in our organization. Executive management and our board of directors beneficially owned approximately 33.9% of our voting stock as of December 31, 2012. Of this amount, Mr. Getz, our Chairman, Chief Executive Officer and President, beneficially owned approximately 5.4% of our voting stock. Mr. Getz’s investment in our common stock is made up almost entirely of shares that he purchased at $10.00 per share during our 2007 private placement, which was at the same price paid by outside investors in that offering. We believe this type of significant insider ownership aligns the interests of our executive management and our board of directors with those of our shareholders.

Our Business Strategy

The genesis of our formation was a belief by our founder and cofounders that the banking needs of middle market businesses in our primary markets and many high net worth individuals were not adequately served by the banking industry. Our founder and cofounders believed that a sales oriented, conservatively managed and scalable de novo bank, with highly experienced bankers and without the cost structure of a traditional branch network, could grow and generate attractive returns for shareholders. With this plan, our founder and cofounders were successful in raising gross proceeds of approximately $104.1 million through the sale of our common stock to charter the Bank and fund our initial growth. Since then, we have raised gross proceeds of approximately $122.3 million though the sale of additional common and convertible preferred stock through private offerings in 2008, 2010 and 2012 to continue to execute our growth strategy. We also raised gross proceeds of approximately $23.0 million through our voluntary participation in the Capital Purchase Program of the U.S. Department of the Treasury, or the Department of the Treasury, that was redeemed in September 2012.

Our founder’s and cofounders’ vision and our business strategies have guided our efforts since we began operations in 2007 and contributed to our success. The following are the key components of our business strategies:

Our Sales and Distribution Culture. We focus on efficient and profitable sales and distribution of middle market business and private banking products and services, while maintaining a low-risk and diversified balance sheet. Each of our 31 relationship managers concentrates on marketing our specific product and service offerings within his or her target markets. Our relationship managers have significant experience in the banking and financial services industries and are focused on customer service. We monitor gross profit contribution, loan and deposit growth and asset quality by market and by relationship manager. Our compensation program is designed to incentivize our market presidents and relationship managers to prudently grow their loans, deposits and profitability, while maintaining strong asset quality.

Disciplined Risk Management. We place a strong emphasis on effective risk management as an integral component of our organizational culture. We use our risk management infrastructure to monitor existing operations, support decision-making and improve the success rate of new initiatives. To maintain strong asset quality, we employ centralized and thorough loan underwriting, a diversified loan portfolio, highly experienced credit analysts and portfolio managers and a conservative investment securities portfolio. Our relationship managers have no individual signing authority and, except for a narrowly defined category of loans secured solely by cash or marketable securities, each new loan request must be approved by our senior loan committee. In addition, we have focused on growing loans originated through our private banking channel. We believe these loans have lower credit risk because they are typically personally guaranteed by high net worth borrowers and/or are secured by readily liquid collateral, such as marketable securities.

Lending Strategy. We generate loans through our middle market banking and private banking channels. These channels provide risk diversification and offer significant growth opportunities.

•

Middle Market Banking Channel. As of January 15, 2013, there were more than 125,000 middle market businesses (defined as businesses with revenues between $5.0 million and $300.0 million) located within our primary markets. To capitalize on this opportunity, each of our representative offices is led by a market president who has over 25 years of banking experience, including significant experience in his or her relevant geographic market. Our market presidents understand the specialized lending needs of the middle market businesses in their area. They are supported by highly experienced relationship managers with a reputation for success in targeting middle market business customers and maintaining strong credit quality within their loan portfolios.

•

Private Banking Channel. We also provide loan products and services nationally to high net worth individuals which we source through referral relationships with independent broker-dealers, wealth managers, family offices, trust companies and other financial intermediaries, and to executives and other high net worth individuals. Our private banking products include loans secured by marketable securities and other asset-based loans. We have cultivated referral arrangements with more than 50 financial intermediaries. Under these arrangements, the financial intermediaries are able to refer their clients to us for responsive and sophisticated banking services. We believe many of our referral relationships also create cross-selling opportunities with respect to our deposit products.

As shown in the table below, we have achieved loan growth through each of our banking channels. Our middle market banking channel generated $118.5 million of loan growth, or 14.0% annualized, for the nine months ended September 30, 2012. As of September 30, 2012, loans sourced through our private banking channel represented 23.2% of our total loans, including personal and commercial, and such loans grew by $90.8 million, or 42.4% annualized, for the nine months ended September 30, 2012. In addition, as of September 30, 2012, $178.3 million of our private banking channel loans were secured by marketable securities, which represented an increase of $69.7 million, or 85.6% annualized, for the nine months ended September 30, 2012. We expect continued strong loan and deposit growth in this channel, in part, because we added seven new loan referral relationships during the nine months ended September 30, 2012, and 15 during 2011. As we broaden our existing referral relationships and add new referral relationships, we expect that the growth of our private banking channel loans will continue to increase.

	As of September 30,	As of December 31,		September 30, 2012 Change from December 31, 2011
	2012	2011	2010	Amount	Annualized % Change
	(Dollars in thousands)
Middle market banking offices:
Western Pennsylvania	$388,887	$342,135	$318,637	$46,752	18.3%
Eastern Pennsylvania	397,781	371,163	318,505	26,618	9.6%
Ohio	287,999	248,564	247,672	39,435	21.2%
New Jersey	170,700	165,004	165,059	5,696	4.6%
New York(1)	N/A	N/A	N/A	N/A	N/A

Total middle market banking channel loans	1,245,367	1,126,866	1,049,873	118,501	14.0%
Total private banking channel loans	376,108	285,352	240,073	90,756	42.4%

Total loans before deferred loan fees	$1,621,475	$1,412,218	$1,289,946	$209,257	19.8%

(1)	Our New York representative office opened for business in August 2012.

Deposit Funding Strategy. Since inception, we have focused on creating and growing diversified, stable, and low all-in cost deposit channels without operating a traditional branch network. As of September 30, 2012, we consider more than 90.0% of our total deposits to be sourced from direct customer relationships. We believe our sources of deposits continue to provide excellent opportunities for growth. Our sources of deposits include:

•	deposits of high net worth individuals and business customers from our private banking channel, including family offices, trust companies and wealth management firms;

•	deposits of businesses and municipalities located within our primary markets; and

•	deposit accounts from financial institutions.

We take a multi-layered approach to our deposit growth strategy. We believe our relationship managers are an integral part of this approach, and accordingly, we have enhanced the incentives for our relationship managers to increase the deposits associated with their relationships. We have four relationship managers who are specifically dedicated to deposit generation and treasury management, and we plan to add additional such professionals as appropriate to support our growth. Additionally, we believe that our financial performance and products and services that are targeted to our markets enhance our deposit growth.

Wealth Management Strategy. We are exploring opportunities to invest in or acquire a wealth management business. We believe that such an acquisition would better position us to leverage our management expertise and relationships, obtain access to new customers, further expand our potential sources of deposits and enhance our non-interest income. Our Chairman, Chief Executive Officer and President, along with several members of our board of directors, including James J. Dolan, James E. Minnick and Richard B. Seidel, have significant experience in investing in and operating wealth management companies. James F. Getz, our Chairman of the Board, Chief Executive Officer and President, is the former president of Federated Securities Corporation, the sales division of Federated Investors, Inc. Mr. Dolan was a senior officer of Federated Investors for 19 years, where he was responsible for customer service, technology, marketing, custody, securities processing and transfer agency services. He also was the founder and chief executive officer of Access Data Corp., a technology based mutual fund compliance outsourcing business and he has served for 20 years on the board of directors of a large asset management company. Mr. Minnick has served as president of Lovell Minnick Partners LLC since 1999. Lovell Minnick Partners is an independent private equity firm that focuses on investing in financial services companies, including wealth management firms, and is our largest shareholder. Prior to his position with Lovell Minnick, Mr. Minnick was the president and chief executive officer of Morgan Grenfell Capital Management. Mr. Seidel has extensive experience in financial services and trust administration. Since 1997, Mr. Seidel has served as the chairman of Girard Partners, Ltd., a registered investment advisory firm that specializes in providing wealth management solutions. He also serves as the chairman of Girard Capital, LLC a registered broker-dealer, and serves on the board of directors of Wilmington Funds (formerly the MTB Group of Funds), an affiliate of M&T Bank. In addition, he cofounded The Fairfield Group in 1983, and as president, led it to become a large fund management company. Previously, he spent 17 years at Girard Bank (now Bank of New York Mellon). In 1979, he established a holding company subsidiary named GTC Management, and as president, developed one of the first bank proprietary mutual funds in the country.

Our Competitive Strengths

We believe our success is primarily attributable to the following competitive strengths:

Experienced Personnel. In addition to our experienced executive management team and board of directors, we employ highly experienced personnel across our entire organization. Our low overhead costs give us the financial capability to attract and incentivize qualified professionals who desire to work in an entrepreneurial and results-oriented organization. Our middle market banking presidents each have at least 25 years of banking experience and our middle market relationship managers have an average of more than 20 years of banking experience. We believe our bankers have the relationships and customer service focus that, in our business model, will continue to allow them to prudently grow the loan and deposit portfolios they manage.

Efficient and Scalable Operating Model. We believe our branchless banking model gives us a competitive advantage by eliminating the overhead and intense management requirements of a traditional branch network. Moreover, we believe that we have a scalable platform and organizational infrastructure that position us to grow our revenue more rapidly than our operating expenses. Key attributes of our model include: (1) existing relationship manager and staffing levels which we believe are adequate to support significant growth; (2) a highly scalable private banking channel through our loan referral relationships; (3) centralized underwriting, portfolio management, accounting, finance, risk management, compliance, legal and human resources; (4) qualified external data processing and technology providers; and (5) our ability to replicate our model in new markets with low entry costs, as evidenced by our expansion into New York in August 2012.

We believe the following financial metrics demonstrate the scalability of our business model:

•

Improvement in our efficiency ratio to 60.85% for the nine months ended September 30, 2012, compared with 67.46% for the comparable prior year period and 72.25% for 2010. We expect our efficiency to continue to improve as we grow;

•

For the nine months ended September 30, 2012, our annualized ratio of noninterest expense to average assets was 1.96%, compared to an average of 3.23% for commercial banks with $1.0 billion to $3.0 billion in assets, according to SNL Financial; and

•

As of September 30, 2012, we had 116 employees compared to an average of 346 employees for commercial banks with $1.0 billion to $3.0 billion in assets, according to SNL Financial. During the nine months ended September 30, 2012, we added 19 net new employees, including five relationship managers, largely to position ourselves for continued growth. We currently expect to add only seven new employees in 2013, including four new relationship managers.

Middle Market Lending Specialty. We believe we have significant opportunities for continued loan growth due to our expertise in middle market commercial lending. Our market presidents and relationship managers have significant experience in our primary markets, as well as with middle market loan products and businesses. Our middle market bankers gained their expertise through training and experience with various larger banks within our markets and have brought with them a wealth of lending knowledge. We believe this is evidenced by our track record of middle market commercial loan growth and our history of strong asset quality.

Niche Lending Focus. The fastest growing component of our loan portfolio is the loans secured by marketable securities sourced through our private banking channel. These loans are primarily made to individuals, closely held businesses, partnerships or trusts. Our executive and senior management teams and our board of directors have extensive experience in the wealth management and securities industries. This expertise helps us to better understand and anticipate the banking needs of this market, to develop relationships more quickly and to more effectively manage the risk in this segment of our loan portfolio. We have developed a proprietary system for monitoring the account balances and collateral values of marketable securities that secure our private banking channel loans. We believe this system helps us to more effectively mitigate the credit risk associated with these loans. Since inception, we have had no charge-offs related to our loans secured by marketable securities.

Strong Asset Quality. We maintain a firm commitment to preserving the asset quality of our balance sheet, and specifically our loan portfolio. We believe our strong asset quality is largely due to our market presidents’ and our relationship and portfolio managers’ ability to originate, analyze and underwrite new lending opportunities. Our relationship managers have no individual signing authority, and, except for a narrowly defined category of loans secured by cash or marketable securities, each new loan request must be approved by our senior loan committee. Once a new credit is added to the loan portfolio, management monitors the portfolio, utilizing our experienced portfolio managers, for any covenant exceptions or material changes in credit quality indicators on a regular basis. Risk ratings are reviewed on an ongoing basis by both management and an independent third party loan review firm.

We believe our emphasis on risk management and our credit culture has resulted in our ratio of nonperforming assets to total assets of 0.69% as of September 30, 2012, being significantly lower, according to SNL Financial, than the weighted average ratio of 2.94% for U.S. banks with $1.0 billion to $3.0 billion in assets for the same period. In addition, our ratio of net charge-offs to average loans of 0.22% for the nine months ended September 30, 2012 was also significantly lower, according to SNL Financial, than the 0.74% average for the same peer group.

Market Reputation. We believe that our market reputation has become and will remain a competitive advantage within our primary markets and for our private banking channel. We are now entering our seventh year of operations, and we believe that we have established a reputation as a sophisticated lender and customer-focused financial institution. We believe that, in recent years, some of the larger financial institution competitors in our primary markets have been distracted by legacy asset problems and challenging product lines associated with national economic conditions. These types of problems have not had the same impact on us given the timing of our formation, our limited exposure to higher risk loan products such as land development loans and our relatively strong asset quality. Accordingly, we have been able to focus more of our attention on building strong business and personal relationships and addressing the particular needs of our customers. We expect to continue to take advantage of the strong relationships and reputation that have been forged by our senior management team and our relationship managers.

Our Challenges

There are a number of risks that should be considered before making an investment in this offering. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page 12 of this prospectus. These risks include but are not limited to the following:

•

Our business is highly susceptible to credit risk, and we could be adversely affected if we fail to adequately measure and limit our credit risk, or if our allowance for loan losses is insufficient to absorb our losses.

•	We maintain a commercial loan focus, which increases our credit risk as well as risks associated with borrowers’ cash flows, collateral value, economic downturns and geographic concentrations.

•	Our portfolio contains many large loans, and deterioration in the financial condition of these large loans could have a material adverse impact on our asset quality.

•	We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.

•

Our business has grown rapidly, and we may not be able to maintain our historical rate of growth, which could have a material adverse effect on our ability to successfully implement our business strategy.

•	Our deposit base includes brokered deposits, large deposits and depositors who have relationships with each other, all of which create liquidity risk that could impair our ability to fund operations.

•	We operate in a highly regulated environment, which could restrain our growth and profitability.

Additional Information

Our main office is located at One Oxford Centre, 301 Grant Street, Suite 2700, Pittsburgh, Pennsylvania 15219, and our general telephone number is (412) 304-0304. Our website address is www.tscbank.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

THE OFFERING

Securities offered by us	shares of common stock.

Underwriter over-allotment option	shares of common stock from us.

Securities offered as a percentage of outstanding shares of common stock	%, assuming the underwriters do not exercise their over-allotment option.(1)

Common stock outstanding after closing of this offering	shares of common stock, assuming the underwriters do not exercise their over-allotment option.(1)

Use of proceeds

Assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $             million (or $             million if the underwriters exercise in full their over-allotment option), after deducting estimated underwriting discounts and offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, which may include maintaining liquidity at the holding company, providing equity capital to the Bank to fund balance sheet growth or working capital needs, our working capital needs, and funding investments in, or acquisitions of, wealth management businesses. For additional information, see “Use of Proceeds.”

Dividends

We do not intend to pay dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our financial condition, liquidity, results of operations and other factors that our board of directors deems relevant. For additional information, see “Dividend Policy.”

Listing	We intend to apply to list our common stock on the NYSE under the trading symbol “TSCB.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors,” beginning on page 12, for a discussion of factors that you should carefully consider before making an investment decision.

(1)

References in this section to the number of shares of our common stock outstanding after this offering are based upon 22,322,779 shares of common stock issued and outstanding as of September 30, 2012, assuming the issuance of 4,878,049 shares of our common stock upon conversion of 48,780.488 of the shares of our Perpetual Convertible Preferred Stock, Series C that were outstanding as of September 30, 2012. Unless otherwise noted, these references exclude:

•

1,948,000 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $9.93 per share (of which options to purchase 1,475,500 shares have vested); and

•	2,052,000 shares of common stock reserved for issuance in connection with stock awards that remain available for issuance under our stock incentive plan.

Conversion of Series C Preferred Stock

As of September 30, 2012, there were 48,780.488 outstanding shares of our Perpetual Convertible Preferred Stock, Series C, or our Series C preferred stock. All of the shares of our outstanding Series C preferred stock are collectively held by LM III TriState Holdings LLC and LM III-A TriState Holdings LLC, or the Lovell Minnick funds, which are investment funds managed by Lovell Minnick Partners LLC.

In connection with this offering, the Lovell Minnick funds have agreed, subject to certain terms and conditions including the closing of this offering, to convert all of the outstanding shares of Series C preferred stock into shares of our common stock, with a conversion ratio of 100 shares of common stock for each share of Series C preferred stock, effective immediately prior to the closing of this offering. In connection with this conversion, the Lovell Minnick funds have agreed to, among other things, the following:

•	The Lovell Minnick funds will waive their preemptive and tag-along rights in connection with this offering.

•	Certain board representation rights of the Lovell Minnick funds will terminate if the collective ownership of the funds falls below 4.9% of our outstanding common stock.

•	Certain board observer rights of the Lovell Minnick funds will terminate if the collective ownership of the funds falls below 4.9% of our outstanding common stock.

•	The Lovell Minnick funds will waive their “piggyback” registration rights in connection with this offering.

•

The right of the Lovell Minnick funds to require that future purchasers of our common stock enter into an agreement to vote their shares in favor of the Lovell Minnick funds’ nominee to our board of directors will be terminated.

•	Agreements with certain of our existing shareholders requiring them to vote their shares in favor of the Lovell Minnick funds’ nominee to our board of directors will be terminated.

For additional information regarding our Series C preferred stock and the effect of its conversion in connection with this offering, see “Description of Capital Stock—Series C Preferred Stock.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the selected historical consolidated financial and operating data set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as the consolidated financial statements and the related notes included elsewhere in this prospectus. We have derived the selected statements of operations data for the years ended December 31, 2011 and 2010 and the selected balance sheet data as of December 31, 2011 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected statements of operations data for the years ended December 31, 2009, 2008 and 2007 and the selected balance sheet data as of December 31, 2009, 2008 and 2007 from our audited consolidated financial statements not included in this prospectus. We have derived the selected statements of operations data for the nine months ended September 30, 2012 and 2011 and the selected balance sheet data as of September 30, 2012 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, and our selected balance sheet data as of September 30, 2011 from our unaudited condensed consolidated financial statements not included in this prospectus, each of which unaudited financial statements has been prepared on the same basis as our audited consolidated financial statements. The performance, asset quality and capital ratios are unaudited and derived from the financial statements as of and for the periods presented. Average balances have been computed using daily averages. Our historical results may not be indicative of our results for any future period.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Dollars in thousands, except share and per share data)
Statements of operations data:
Interest income	$52,427	$49,017	$65,367	$64,688	$57,284	$34,027	$7,366
Interest expense	10,362	14,067	17,986	20,652	24,986	19,410	2,070

Net interest income	42,065	34,950	47,381	44,036	32,298	14,617	5,296
Provision for loan losses	5,161	5,415	5,339	5,251	23,841	11,118	505

Net interest income after provision	36,904	29,535	42,042	38,785	8,457	3,499	4,791
Noninterest income	5,079	2,982	3,908	2,461	8,336	2,210	106
Noninterest expense	28,008	24,826	33,994	33,592	29,092	19,865	12,097

Income (loss) before income tax	13,975	7,691	11,956	7,654	(12,299)	(14,156)	(7,200)
Income tax expense (benefit)	5,259	3,117	4,738	(7,574)	—	—	—

Net income (loss)	8,716	4,574	7,218	15,228	(12,299)	(14,156)	(7,200)
Preferred dividends and amortization of Series A discount(1)	1,525	1,136	1,518	1,818	782	—	—

Net income (loss) available (attributable) to common stockholders(2)	$7,191	$3,438	$5,700	$13,410	$(13,081)	$(14,156)	$(7,200)

Per share data:
Earnings (loss) per share
Basic	$0.39	$0.20	$0.33	$0.83	$(0.90)	$(1.25)	$(0.93)
Diluted	0.39	0.20	0.33	0.83	(0.90)	(1.25)	(0.93)
Book value per common share	9.75	9.06	9.21	8.77	7.96	8.63	9.05
Book value with preferred converted to common	9.68	9.06	9.21
Tangible book value with preferred converted to common(3)	9.68	9.06	9.21
Common shares outstanding	17,444,730	17,444,730	17,444,730	17,353,480	14,592,907	14,592,907	10,406,240
Common shares outstanding with preferred converted to common(4)	22,322,779	17,444,730	17,444,730
Average common shares outstanding
Basic	17,394,205	17,377,184	17,380,031	16,113,440	14,592,907	11,313,726	7,752,561
Diluted	18,354,518	17,386,180	17,393,851	16,137,590	14,592,907	11,313,726	7,752,561
Annualized performance ratios:
Return on average assets(5)	0.61%	0.35%	0.41%	0.91%	(0.86%)	(2.13%)	(5.74%)
Return on average common equity(5)	7.29%	3.86%	4.56%	11.36%	(10.42%)	(14.26%)	(9.09%)
Return on average equity(5)	6.09%	3.36%	3.97%	9.68%	(8.83%)	(14.26%)	(9.09%)
Net interest margin(5)(6)	2.95%	2.65%	2.67%	2.61%	2.21%	2.16%	4.32%
Efficiency ratio(7)	60.85%	67.46%	68.03%	72.25%	82.23%	125.36%	225.82%
Noninterest expense to average assets(5)	1.96%	1.88%	1.92%	2.01%	2.03%	2.98%	9.64%

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Dollars in thousands, except share and per share data)
Asset quality ratios:
Nonperforming assets to total assets(8)	0.69%	1.14%	0.90%	0.92%	0.74%	0.51%	0.00%
Nonperforming loans to total loans(8)(9)	0.85%	1.51%	1.17%	1.19%	0.85%	0.70%	0.00%
Allowance for loan losses to total loans(9)	1.18%	1.34%	1.16%	1.33%	1.22%	1.24%	0.28%
Allowance for loan losses to nonperforming loans(8)	137.73%	88.98%	99.53%	112.41%	143.22%	178.82%	0.00%
Provision for loan losses to average total loans(5)	0.46%	0.55%	0.40%	0.42%	2.11%	2.15%	1.24%
Net charge-offs to average total loans(5)	0.22%	0.47%	0.46%	0.31%	1.75%	0.00%	0.00%
Balance sheet data:
Investment securities available-for-sale	$195,869	$152,367	$163,392	$143,837	$47,699	$90,184	$50,005
Total loans(9)	1,615,540	1,334,612	1,406,995	1,283,745	1,294,005	935,194	180,070
Allowance for loan losses	19,001	17,928	16,350	17,111	15,764	11,623	505
Total assets	2,027,264	1,769,423	1,833,450	1,659,752	1,487,611	1,279,301	324,185
Total deposits	1,769,888	1,572,924	1,637,126	1,470,600	1,337,554	1,129,343	166,253
Preferred stock—Series A and B	—	23,640	23,708	23,444	23,197	—	—
Preferred stock—Series C (convertible)(10)	46,011	—	—	—	—	—	—
Common stockholders’ equity	170,079	158,068	160,744	152,116	116,103	125,876	94,211
Total stockholders’ equity	216,090	181,708	184,452	175,560	139,300	125,876	94,211
Capital ratios:
Total stockholders’ equity to assets	10.66%	10.27%	10.06%	10.58%	9.36%	9.84%	29.06%
Tangible equity to tangible assets	10.66%	10.27%	10.06%	10.58%	9.36%	9.84%	29.06%
Tier 1 leverage capital ratio	10.80%	10.03%	10.18%	9.85%	8.85%	12.33%	47.20%
Tier 1 risk-based capital ratio	10.91%	10.93%	10.63%	11.48%	9.75%	11.94%	41.39%
Total risk-based capital ratio	11.91%	12.04%	11.60%	12.59%	10.85%	13.02%	41.61%

(1)	Increase in 2012 was primarily due to the acceleration of the discount on our Series A preferred stock upon redemption.
(2)

Our 2010 results included the reversal of a deferred tax net operating loss carryforward valuation allowance that improved net income available to common shareholders by $11.2 million and diluted earnings per share by $0.70. Return on average equity was improved by 7.14%.

(3)

Tangible book value per share is computed as total stockholders’ equity, excluding Series A and B preferred stock, less intangible assets, divided by the number of common shares outstanding including shares issuable upon conversion of Series C preferred stock at the balance sheet date.

(4)	Common shares outstanding with preferred converted to common includes shares issuable upon conversion of Series C preferred stock at the balance sheet date.
(5)	Ratios are annualized for the nine months ended September 30, 2012 and September 30, 2011.
(6)	Net interest margin is calculated on a fully taxable equivalent basis.
(7)	Efficiency ratio is the ratio of noninterest expense to net interest income and noninterest income, excluding net gain (loss) on sale of investment securities available-for-sale.
(8)	Nonperforming assets consist of nonperforming loans and real estate and other property that we have repossessed. Nonperforming loans consist of nonaccrual loans.
(9)	Total loans are net of unearned discounts and deferred fees and costs.
(10)	Our Series C preferred stock will convert to shares of our common stock immediately prior to the closing of this offering.

RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to invest in our common stock. Any of the following risks, as well as risks that we currently do not know or deem immaterial, could have a material adverse effect on our business, financial condition, results of operations, future prospects and cash flows. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to our Business

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Finally, many of our loans are made to middle market businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our allowance for loan losses may prove to be insufficient to absorb losses inherent in our loan portfolio, which could have a material adverse effect on our financial condition and results of operations.

We maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, continuing deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their periodic examination, review the adequacy of our allowance for loan losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, we may need additional provision for loan losses to restore the adequacy of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could have a material adverse effect on our business, financial condition, results of operations and future prospects.

A large portion of our loan portfolio is comprised of commercial loans secured by equipment or other collateral, the deterioration in value of which could increase our exposure to future probable losses.

As of September 30, 2012, approximately $875.1 million, or approximately 54.0% of our total loans, before deferred loan fees, was comprised of commercial loans to businesses collateralized by general business assets including, among other things, accounts receivable, inventory and equipment. These commercial and industrial loans are typically larger in amount than loans to individual consumers and, therefore, have the potential for larger losses on an individual loan basis. Additionally, asset-based borrowers are often highly leveraged and have inconsistent historical earnings. Historically, losses in our commercial and industrial credits have been higher than losses in other segments of our loan portfolio. Significant adverse changes in various industries could cause rapid declines in values and collectability associated with those business assets resulting in inadequate collateral coverage that may expose us to future losses. An increase in specific reserves and charge-offs related to our commercial and industrial loan portfolio could have a materially adverse effect on our business, financial condition, results of operations and future prospects.

Because many of our customers are commercial enterprises, they may be adversely affected by any decline in general economic conditions in the United States which, in turn, could have a negative impact on our business.

Many of our customers are commercial enterprises whose business and financial condition are sensitive to changes in the general economy of the United States. Our businesses and operations are, in turn, sensitive to these same general economic conditions. If the U.S. economy does not recover strongly from the recession that lasted from 2007 to 2009 or experiences worsening economic conditions, such as a so-called “double-dip” recession, our growth and profitability could be constrained. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder the U.S. economic recovery. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, including a lack of liquidity and depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. All of these factors are detrimental to the business of our customers and could adversely impact demand for our credit products as well as our credit quality. Our business is also sensitive to monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control and difficult to predict. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our commercial real estate loan portfolio exposes us to credit risks that may be greater than the risks related to other types of loans.

Our loan portfolio includes non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by other types of collateral because the collateral securing these loans are typically more difficult to liquidate. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of our non-owner-occupied commercial real estate loan portfolio could require us to increase our provision for loan losses, which would reduce our profitability and have a material adverse effect on our business, financial condition, results of operations and future prospects.

We make loans to businesses backed by private equity firms. These loan relationships may have repayment and other characteristics that are different than those of traditional business loans, which could have an adverse effect on our asset quality and profitability.

As of September 30, 2012, we had $316.9 million in term loans to private equity backed businesses, which represented approximately 19.6% of our total loans. These loan relationships may have repayment characteristics that are different than those of our traditional, owner-operated businesses. These term loans often are for purposes of financing private equity groups acquisitions of companies that become our borrowers. Acquisition-related term loans are generally secured by all business assets, but often have a weaker secondary source of repayment resulting in greater reliance upon the cash flow generated by the borrower for repayment, which may be unpredictable. Because private equity groups acquire businesses primarily for financial interests, they may behave differently than our other commercial borrowers. Accordingly, the different repayment characteristics of this segment of our loan portfolio could negatively impact our profitability or asset quality, which could, in turn, have a material adverse effect on our business, financial condition, results of operation and future prospects.

A prolonged downturn in the real estate market, especially in our primary market areas, could result in losses and adversely affect our profitability.

As of September 30, 2012, approximately 37.9% of total loans were comprised of loans with real estate as a primary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The U.S. recession from 2007 to 2009 has adversely affected real estate market values across the country, including in our primary market areas, and future declines may occur. A further decline in real estate values could further impair the value of our collateral and our ability to sell the collateral upon any foreclosure, which would likely require us to increase our provision for loan losses. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover the outstanding principal and interest on the loan. If we are required to re-value the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability could be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

A substantial portion of our loan portfolio is comprised of participation and syndicated transaction interests, which could have an adverse effect on our ability to monitor the lending relationships and lead to an increased risk of loss.

We achieved a significant portion of our loan growth in our initial years of operation by participating in loans originated by other institutions and by participating in syndicated transactions (including shared national credits) in which other lenders serve as the agent bank. As of September 30, 2012, $677.6 million, or approximately 41.9% of our total loans, consisted of participations or syndicated transactions in which we are not the lead bank. Our reduced control over the monitoring and management of these relationships, particularly participations in large bank groups, may lead to increased risk of loss, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our portfolio contains many large loans, and deterioration in the financial condition of these large loans could have a material adverse impact on our asset quality.

Our growth since inception has been partially attributable to our ability to originate and retain relatively large loans given our asset size. As of September 30, 2012, our average loan size was approximately $1.9 million. Further, as of September 30, 2012, our 20 largest borrowing relationships ranged from approximately $10.2 million to $18.0 million (including unfunded commitments) and averaged approximately $12.9 million in total commitments and $8.7 million in principal balance, respectively. Along with other risks inherent in our loans, such as the deterioration of the underlying businesses or property securing these loans, the higher average size of our loans presents a risk to our lending operations. Because we have a large average loan size, if only a few of our largest borrowers become unable to repay their loan obligations as a result of economic or market conditions or personal circumstances, our nonperforming loans and our provision for loan losses could increase significantly, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our lending limit may restrict our growth and prevent us from effectively implementing our business strategy.

We are limited in the amount we can loan to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15.0% of our unimpaired capital and surplus to any one borrower. We have also established an informal, internal limit on loans to one borrower of $10.0 million. Based upon our current capital levels, the amount we may lend is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our lending limit from doing business with us. We accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy may not always be available. If we are unable to compete effectively for loans from our target customers, we may not be able to effectively implement our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. In particular, we believe that retaining James F. Getz, A. William Schenck III, and Mark L. Sullivan is important to our success. We currently do not have any employment or non-compete agreements with any of our executive officers or key employees. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our business has grown rapidly, and we may not be able to maintain our historical rate of growth, which could have a material adverse effect on our ability to successfully implement our business strategy.

Our business has grown rapidly. Although rapid business growth can be a favorable business condition, financial institutions that grow rapidly can experience significant difficulties as a result of rapid growth. Failure to build infrastructure sufficient to support rapid growth and suffering loan losses in excess of reserves for such losses, as well as other risks associated with rapidly growing financial institutions, could materially impact our operations.

We may not be able to sustain our historical rate of growth or continue to grow our business at all. Because of the uncertainty in the general economy and the recent government intervention in the credit markets, it may be difficult for us to repeat our recent earnings growth as we continue to expand. Failure to grow or failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy.

We have a limited operating history and a limited profit history, which makes it difficult to predict our future prospects and financial performance.

We have only been operating since January 2007. Due to our limited operating history, it may be difficult to evaluate our business prospects and future financial performance. We may not be able to maintain our profitability. Further, our future operating results depend upon a number of factors, including our ability to manage our growth, retain our customer base and to successfully identify and respond to emerging trends in our primary markets.

Our business plan differs from that of many de novo financial institutions in that we have always served middle market businesses in our primary markets and high net worth individuals on a nationwide basis. Operating with this type of broad-based, non-traditional business plan since inception required large initial expenditures. For the period of 2007 through 2009, our accumulated deficit was approximately $34.4 million. We became profitable on a quarterly basis in the fourth quarter of 2009 and have remained profitable since then. Although we believe our future profitability depends on our ability to continue to execute our business strategy, our strategy may not result in our operations being consistently profitable.

Our reliance on brokered deposits could adversely affect our liquidity and results of operations.

Since our inception, we have relied on both brokered and non-brokered deposits as a source of funds to support our growing loan demand and other liquidity needs. As of September 30, 2012, brokered deposits, which include brokered certificates of deposit and brokered money market deposits, amounted to $639.2 million, or approximately 36.1% of total deposits, a decrease of $63.2 million, or 12.0% annualized, compared to brokered deposits of $702.4 million as of December 31, 2011. As a bank regulatory supervisory matter, reliance on brokered deposits as a significant source of funding is discouraged. Brokered deposits may not be as stable as other types of deposits, and, in the future, those depositors may not renew their deposits when they mature, or we may have to pay a higher rate of interest to keep those deposits or may have to replace them with other deposits or with funds from other sources. Additionally, if TriState Capital Bank ceases to be categorized as “well capitalized” for bank regulatory purposes, it will not be able to accept, renew or rollover brokered deposits without a waiver from the FDIC. As of September 30, 2012, TriState Capital Bank was categorized as “well capitalized.” Our inability to maintain or replace these brokered deposits as they mature could adversely affect our liquidity and results of operations. Further, paying higher interest rates to maintain or replace these deposits could adversely affect our net interest margin and our results of operations.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Our ability to implement our business strategy will depend on our liquidity and ability to obtain funding for loan originations, working capital and other general purposes. An inability to raise funds through deposits, borrowings and other sources could have a substantial negative effect on our liquidity. Our preferred source of funds consists of customer deposits; however, we rely on other sources such as brokered deposits. Such account and deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we may increase our utilization of brokered deposits, Federal Home Loan Bank, or FHLB, advances and other wholesale funding sources necessary to fund desired growth levels. Because these funds generally are more sensitive to interest rate changes than our deposits, they are more likely to move to the highest rate available.

In addition, customers may move funds out of our bank if they believe that their deposits are not secure. We have not yet experienced any significant loss of deposits as a result of the December 31, 2012 expiration of the unlimited insurance coverage for noninterest-bearing transaction accounts that was provided under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. In connection with the expiration of this unlimited coverage, a majority of our deposits that had benefitted from the additional insurance were moved into one of the Promontory Interfinancial Network, LLC, or Promontory, reciprocal programs at the end of the fourth quarter of 2012. However, our remaining depositors in non-interest bearing transaction accounts may be more likely to withdraw deposits in excess of FDIC-insured levels.

We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our shareholders or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse effect on our liquidity, financial condition, results of operations and future prospects.

Several of our large depositors have relationships with each other, which creates a higher risk that one customer’s withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship, which, in turn, could force us to fund our business through more expensive and less stable sources.

As of September 30, 2012, our ten largest non-brokered depositors accounted for $144.8 million in deposits, or approximately 8.2% of our total deposits. Further, our average non-brokered deposit account balance was $302,000 as of September 30, 2012. Several of our large depositors have business, family or other relationships with each other, which creates a risk that any one customer’s withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship.

Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, results of operations, financial condition or future prospects.

We are subject to interest rate risk that could negatively impact our profitability.

Our profitability, like that of most financial institutions, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. We attempt to minimize interest rate risk by maintaining a largely floating rate balance sheet combined with longer-term deposits, but conditions could prevent us from successfully implementing this strategy in the future. As of September 30, 2012, approximately 83.9% of our earning assets and approximately 45.5% of our interest bearing liabilities had a variable rate. Our interest sensitivity profile was asset sensitive as of September 30, 2012, meaning that we estimate our net interest income and economic value of equity would increase more from rising interest rates and than from falling interest rates.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore net income, could be adversely affected. Our net income could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition, results of operations and future prospects.

In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to our allowance for loan losses, each of which could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Our business is concentrated in, and largely dependent upon, the continued growth and welfare of the general geographic markets in which we operate.

Our commercial banking operations are heavily concentrated in Pennsylvania, New Jersey, New York, and Ohio, with 76.1% of our total loans to borrowers located in these four states. As a result, our financial condition and results of operations and cash flows are affected by changes in the economic conditions of any of those states or the regions of which they are a part. Our success depends to a significant extent upon the business activity, population, income levels, deposits and real estate activity in these markets. Although our customers’ business and financial interests may extend well beyond these market areas, adverse conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay their loans, affect the value of collateral underlying loans, impact our ability to attract deposits and generally affect our financial conditions and results of operations. Because of our geographic concentration, we may be less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

We face significant competitive pressures that could impair our growth, decrease our profitability or reduce our market share.

We operate in the highly competitive banking industry and face significant competition for customers from bank and non-bank competitors, particularly regional and nationwide institutions, in originating loans, attracting deposits and providing other financial services. Our competitors are generally larger and may have significantly more resources, greater name recognition, and more extensive and established branch networks or geographic footprints than we do. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

•	the scope, relevance and pricing of products and services that we offer;

•	customer satisfaction with our products and services;

•	industry and general economic trends; and

•	our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could reduce our profitability. Our failure to compete effectively in our primary markets could cause us to lose market share and could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our ability to maintain our reputation is critical to the success of our business.

Our business plan emphasizes relationship banking. We have benefitted from strong relationships with and among our customers, and also from our relationships with financial intermediaries. As a result, our reputation is one of the most valuable components of our business.

Our growth over the past several years has depended on attracting new customers from competing financial institutions and increasing our market share, primarily by the involvement in our primary markets and word-of-mouth advertising, rather than on growth in the market for banking services in our primary markets. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, our existing relationships may be damaged. We could lose some of our existing customers, including groups of large customers who have relationships with each other, and we may not be successful in attracting new customers. Any of these developments could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Deterioration in the fiscal position of the U.S. federal government and downgrades in U.S. Treasury and federal agency securities could adversely affect us and our banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. In addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. It also could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. The adverse consequences of any downgrade could also extend to those to whom we extend credit and could adversely affect their ability to repay their loans. In addition, any resulting decline in the financial markets could affect the value of marketable securities that serve as collateral for our loans, which would, in turn, adversely affect our credit quality and could impede the growth that we expect to achieve within this segment of our loan portfolio. Any of these developments could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of September 30, 2012, the fair value of our investment securities portfolio was approximately $195.9 million, which included an unrealized gain of approximately $3.5 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could have a material adverse effect on our business, results of operations, financial condition and future prospects. The process for determining whether impairment of a security is other-than-temporary often requires complex, subjective judgments about whether there has been a significant deterioration in the financial condition of the issuer, whether management has the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value, the future financial performance and liquidity of the issuer and any collateral underlying the security, and other relevant factors.

Our financial results depend on management’s selection of accounting methods and certain assumptions and estimates.

Our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with Accounting Principles Generally Accepted in the United States, or GAAP, and with general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of related revenues and expenses. Certain accounting policies inherently are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported. They require management to make subjective or complex judgments, estimates or assumptions, and changes in those estimates or assumptions could have a significant impact on our consolidated financial statements. These critical accounting policies include the allowance for loan losses, accounting for income taxes, the determination of fair value for financial instruments and accounting for stock-based compensation. Because of the uncertainty of estimates involved in these matters, we may be required to significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided, significantly increase our accrued tax liability or otherwise incur charges that could have a material adverse effect on our business, financial condition, results of operations and future prospects.

By engaging in derivative transactions, we are exposed to additional credit and market risk.

We use interest rate swaps to help manage our interest rate risk from recorded financial assets and liabilities when they can be demonstrated to effectively hedge a designated asset or liability and the asset or liability exposes us to interest rate risk or risks inherent in customer related derivatives. We use other derivative financial instruments to help manage other economic risks, such as liquidity and credit risk, including exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts principally related to our fixed rate loan assets. We also have derivatives that result from a service we provide to certain qualifying customers approved through our credit process, and therefore, are not used to manage interest rate risk in our assets or liabilities. Hedging interest rate risk is a complex process, requiring sophisticated models and routine monitoring, and is not a perfect science. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could adversely affect our net interest income and, therefore, could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. In addition, we participate in loans originated by other institutions and we participate in syndicated transactions (including shared national credits) in which other lenders serve as the lead bank. Further, our private banking channel relies on relationships with a number of other financial institutions for referrals. As a result, declines in the financial condition of, or even rumors or questions about, one or more financial institutions, financial service companies or the financial services industry generally, may lead to market-wide liquidity, asset quality or other problems and could lead to losses or defaults by us or by other institutions. These problems, losses or defaults could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We rely on third parties to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.

Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, core application processing, statement production and account analysis. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained or repeated, system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We rely on the information systems of third parties to monitor the value of and control marketable securities that collateralize our loans, and a failure of those systems could adversely affect our ability to assess the risk in our loan portfolio.

A significant portion of our loan portfolio is secured by marketable securities that are held by third-party custodians or other financial services or wealth management firms. We rely on the systems of these third parties to provide information to us so that we can quickly and accurately monitor changes in value of the securities that serve as collateral. We also rely on them to provide control over marketable securities for purposes of perfecting our security interests and retaining the collateral in the applicable accounts. While we have been careful in selecting the third-parties with which we do business, we do not control their actions and we do not have control over their systems or the information that they provide to us. Any problems caused by these third parties, including as a result of their failure to provide services or information to us for any reason, or their performing services poorly or providing us with incorrect information, could adversely affect our ability to deliver products and services to our customers or could adversely affect our ability to control, appropriately assess and react to risk in our loan portfolio, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees and vendors.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information may not be detected prior to funding. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Any of these developments could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Unauthorized access, cyber-crime and other threats to data security may require significant resources, harm our reputation, and adversely affect our business.

We necessarily collect, use and hold personal and financial information concerning individuals and businesses with which we have a banking relationship. Threats to data security, including unauthorized access, and cyber-attacks, rapidly emerge and change, exposing us to additional costs for protection or remediation and competing time constraints to secure our data in accordance with customer expectations and statutory and regulatory privacy and other requirements. It is difficult or impossible to defend against every risk being posed by changing technologies, as well as criminal intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists make keeping up with new threats difficult and could result in a breach. Controls employed by our information technology department and our other employees and vendors could prove inadequate. We could also experience a breach due to intentional or negligent conduct on the part of employees or other internal sources, software bugs or other technical malfunctions, or other causes. As a result of any of these threats, our customer accounts may become vulnerable to account takeover schemes or cyber-fraud. Our systems and those of our third-party vendors may also become vulnerable to damage or disruption due to circumstances beyond our or their control, such as from catastrophic events, power anomalies or outages, natural disasters, network failures, and viruses and malware.

A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs, and reputational damage, any of which could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Our growth and expansion strategy may involve strategic investments or acquisitions, and we may not be able to overcome risks associated with such transactions.

Although we plan to continue to grow our business organically, we are exploring opportunities to invest in or acquire a wealth management business that we believe would complement our existing business model. Our acquisition activities could be material to our business and involve a number of risks, including the following:

•

incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	the lack of history among our management team in working together on acquisitions and related integration activities;

•	the time, expense and difficulty of integrating the operations and personnel of the combined businesses;

•	an inability to realize expected synergies;

•	potential disruption of our ongoing banking business; and

•	a loss of key employees or key customers following our investment or acquisition.

We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential investments or acquisitions. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The market in which we operate is susceptible to hurricanes and other natural disasters and adverse weather which could result in a disruption of our operations and increases in loan losses.

A significant portion of our business is generated from markets that have, and may continue to be, damaged by major hurricanes, floods, tropical storms and other natural disasters and adverse weather. Natural disasters can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. If the economies in our primary markets experience an overall decline as a result of a natural disaster, adverse weather, or other disaster, demand for loans and our other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by a disaster. A disaster could, therefore, result in decreased revenue and loan losses that have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our operations and clients are concentrated in large metropolitan areas in the United States, which could be the target of terrorist attacks.

A significant portion of our operations and our clients, as well as the properties securing our real estate loans outstanding are located in large metropolitan areas in the United States. These areas have been and may continue to be the target of terrorist attacks. A successful, major terrorist attack in one of our primary markets could severely disrupt our operations and the ability of our clients to do business with us, and cause losses to loans secured by properties in these areas. Such an attack could therefore have a material adverse effect on our business, results of operations, financial condition and future prospects.

We are subject to environmental liability risk associated with our lending activities.

In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause a material adverse effect on our business, financial condition, results of operations and future prospects.

Risks Relating to the Regulation of our Industry

We operate in a highly regulated environment, which could have a material and adverse impact on our operations and activities, financial condition, results of operations, growth plans and future prospects.

Banking is highly regulated under federal and state law. We are subject to extensive regulation and supervision that governs almost all aspects of our operations. As a registered bank holding company, we are subject to supervision, regulation and examination by the Federal Reserve. As a commercial bank chartered under the laws of Pennsylvania, TriState Capital Bank is subject to supervision, regulation and examination by the Pennsylvania Department of Banking and Securities and the FDIC.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. This system is intended primarily for the protection of the FDIC’s Deposit Insurance Fund and bank depositors, rather than our shareholders and creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the authority, among other things, to enjoin “unsafe or unsound” practices, require affirmative action to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and, with respect to banks, terminate our charter, terminate our deposit insurance or place the bank into conservatorship or receivership. In general, these enforcement actions may be initiated for violations of laws and regulations or unsafe or unsound practices.

Compliance with the myriad laws and regulations applicable to our organization can be difficult and costly. In addition, these laws, regulations and policies are subject to continual review by governmental authorities, and changes to these laws, regulations and policies, including changes in interpretation or implementation of these laws, regulations and policies, could affect us in substantial and unpredictable ways and often impose additional compliance costs. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry, could have a material adverse impact on our operations and activities, financial condition, results of operations, growth plans and future prospects.

We are subject to increased regulatory requirements and supervision due to our de novo status.

TriState Capital Bank was chartered in 2007. Accordingly, TriState Capital Bank is subject to more stringent regulatory requirements and supervision than banks that have been established for a longer period of time. In 2009, the FDIC extended the period of heightened supervision for newly insured FDIC-supervised institutions from three to seven years. Our seven-year “de novo” period will expire in January 2014. Until that time, TriState Capital Bank will be subject to enhanced supervision and any material change in the bank’s business plan will require FDIC approval. These enhanced supervisory requirements could restrain our growth or limit our ability to engage in activities that our outside the scope of our business plan, which in turn could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Federal and state bank regulators periodically examine our business and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC and the Pennsylvania Department of Banking and Securities periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a bank regulatory agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate TriState Capital Bank’s charter or deposit insurance and place the Bank into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, results of operations, financial condition and future prospects.

The Bank’s FDIC deposit insurance premiums and assessments may increase.

The deposits of TriState Capital Bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments. The Bank’s regular assessments are determined by its risk category, which is based on a combination of its financial ratios and supervisory ratings, which, among other things, generally demonstrates its regulatory capital levels and level of supervisory concern. High levels of bank failures since 2007 and increases in the statutory deposit insurance limits have increased costs to the FDIC in resolving bank failures and have put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any material decline in our examination ratings could also increase our deposit insurance premiums. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The short-term and long-term impact of the newly proposed regulatory capital rules is uncertain.

On June 7, 2012, the federal banking agencies announced proposed rulemaking for the purpose of strengthening the regulatory capital requirements of all banking organizations in the United States. The proposal is designed to implement the requirements of the agreements reached by the Basel Committee on Banking Supervision. The proposed regulatory capital standards, commonly known as Basel III, were subject to public comment through October 22, 2012. The Basel III proposals were initially expected to begin phasing in on January 1, 2013, but in a statement released on November 9, 2012, the joint federal banking regulatory agencies announced that the implementation of the proposed rules to effect Basel III in the United States was indefinitely delayed. No new time frame for implementation was provided.

Basel III creates a new regulatory capital standard based on tier 1 common equity and increases the minimum leverage and risk-based capital ratios applicable to all banking organizations. Basel III also changes how a number of the regulatory capital components are calculated. We cannot predict whether the proposed rules will be adopted in the form proposed or if they will be modified in any material way during the rulemaking process. Moreover, although we expect that the rulemaking process will result in generally higher regulatory capital standards, it is not certain at this time how any new standards will ultimately be applied to TriState Capital Bank and us. A significant increase in our capital requirement could reduce our growth and profitability and could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau, the Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the Community Reinvestment Act or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports when appropriate. In addition to other bank regulatory agencies, the federal Financial Crimes Enforcement Network of the Department of the Treasury is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the state and federal banking regulators, as well as the U.S. Department of Justice, Consumer Financial Protection Bureau, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control of the Department of the Treasury regarding, among other things, the prohibition of transacting business with, and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy or economy of the United States. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Risks Relating to an Investment in our Common Stock

An active, liquid market for our common stock may not develop or be sustained following this offering.

Prior to this offering, there has been no established public market for our common stock. We intend to apply to have our common stock listed on the NYSE, but our application may not be approved. Even if approved, an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•

publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deemed comparable to us;

•	additional or anticipated sales of our common stock or other securities by us or our existing shareholders;

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding our competitors and/or us;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. All                      of the shares of common stock sold in this offering (or                      shares if the underwriters exercise in full their over-allotment option) will be freely tradable, except that any shares purchased by our “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act) may be resold only in compliance with the limitations described under “Shares Eligible For Future Sale.” The remaining                      outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144, and may be resold in the U.S. only if they are registered for resale under the Securities Act or an exemption, such as Rule 144, if available. In addition, certain of our shareholders have registration rights which, if exercised, could adversely impact the market price of our common stock. We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately                      shares of common stock issued or reserved for future issuance under our stock incentive plan. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Investors in this offering will experience immediate and substantial dilution.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate and substantial dilution of $         per share, representing the difference between the initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) and our pro forma as adjusted net tangible book value per share after giving effect to the conversion of our Series C preferred stock and this offering. Accordingly, if we were liquidated at our pro forma as adjusted net tangible book value, you would not receive the full amount of your investment.

Securities analysts may not initiate or continue coverage on our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

We have significant investors whose individual interests may differ from yours.

In August 2012, we completed a private placement of our Series C preferred stock in which we raised gross proceeds of approximately $50.0 million. As a result of this private placement, a significant portion of our outstanding equity is currently held by two investment funds managed by Lovell Minnick Partners LLC. Collectively, these funds beneficially owned approximately 21.9% of our outstanding voting stock as of December 31, 2012. All of the shares of our Series C preferred stock will convert into shares of our common stock, with a conversion ratio of 100 shares of common stock for each share of Series C preferred stock, in connection with this offering. Following the closing of this offering, these funds will beneficially own approximately         % of our outstanding common stock. These funds will have a significant level of influence because of their level of ownership, including a greater ability than you and our other shareholders to influence the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. These funds also have certain rights, such as board representation rights, access rights and registration rights that our other common shareholders do not have. The interests of these funds could conflict with the interests of our other shareholders, including you, and any future transfer by these funds of their shares of preferred or common stock to other investors who have different business objectives could have a material adverse effect on our business, results of operations, financial condition, future prospects or the market value of our common stock.

Our current management and board of directors have significant control over our business.

As of December 31, 2012, our directors and executive officers beneficially owned an aggregate of 7,939,604 shares, or approximately 33.9%, of our issued and outstanding shares of voting stock. Consequently, our directors and executive officers, acting together, may be able to significantly affect the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. The interests of these insiders could conflict with the interest of our shareholders, including you.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds from this offering for general corporate purposes, which may include maintaining liquidity at the holding company, providing equity capital to the Bank to fund balance sheet growth or working capital needs, our working capital needs, and funding investments in, or acquisitions of, wealth management businesses. We have not specifically allocated the amount of net proceeds that will be used for these purposes and our management will have broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability.

The rights of our common shareholders will be subordinate to the rights of any debt securities that we may issue and may be subordinate to the holders of any other class of preferred stock that we may issue in the future.

Our board of directors has the authority to issue debt securities or an aggregate of up to 150,000 shares of preferred stock on the terms it determines without shareholder approval. Accordingly, you should assume that any shares of preferred stock that we may issue in the future will be senior to our common stock. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Thus, common shareholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming, and it may strain our resources.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the related rules and regulations of the Securities Exchange Commission, or the SEC, as well as the rules of the NYSE. In particular, we will be required to file with the SEC annual, quarterly and current reports with respect to our business and financial condition. Compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense if we need to hire additional accounting, finance, legal and internal audit staff to comply with these reporting requirements. As a public company we will also need to enhance our investor relations, marketing and corporate communications functions. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations or future prospects.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include, without limitation, exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our common stock less attractive if we rely on the exemptions, which may result in a less active trading market and increased volatility in our stock price.

We do not intend, and face regulatory restrictions on our ability, to pay dividends in the foreseeable future.

We have not paid any dividends on our common stock since inception, and we do not intend to pay dividends for the foreseeable future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations and to finance the growth and development of our business. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. For example, in connection with the Federal Reserve’s approval of our application to become a registered bank holding company for TriState Capital Bank, we have agreed that we will not declare or pay any cash dividends without the prior written approval of the Federal Reserve Bank of Cleveland. Finally, because TriState Capital Bank is our only material asset, our ability to pay dividends to our shareholders depends on our receipt of dividends from the bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies. Accordingly, if the receipt of dividends over the near term is important to you, you should not invest in our common stock.

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.

Certain provisions of our articles of incorporation and bylaws, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are set by our board of directors;

•	divide our board of directors into four classes serving staggered four-year terms;

•	eliminate cumulative voting in elections of directors;

•	require the request of holders of at least 10% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•	require at least 60 days’ advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders; and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

INDUSTRY AND MARKET DATA

Industry and market data used in this prospectus has been obtained from independent industry sources and publications available to the public, sometimes with a subscription fee, as well as from research reports prepared for other purposes. We did not commission the preparation of any of the sources or publications referred to in this prospectus. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected in this prospectus to take advantage of scaled disclosure relating to audited financial statements, MD&A and executive compensation arrangements. We have irrevocably elected to opt in to any new or revised accounting standards adopted by the Financial Accounting Standards Board, or the FASB, or the SEC otherwise applicable to non-emerging growth companies pursuant to Section 107(b) of the JOBS Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	deterioration of our asset quality;

•	our ability to prudently manage our growth and execute our strategy;

•	changes in the value of collateral securing our loans;

•	business and economic conditions generally and in the financial services industry, nationally and within our local market area;

•	changes in management personnel;

•	our ability to maintain important deposit customer relationships, our reputation or otherwise avoid liquidity risks;

•	operational risks associated with our business;

•	volatility and direction of market interest rates;

•	increased competition in the financial services industry, particularly from regional and national institutions;

•	changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters;

•	further government intervention in the U.S. financial system;

•	natural disasters and adverse weather, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, and other matters beyond our control; and

•	other factors that are discussed in the section titled “Risk Factors,” beginning on page 12.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $         million, or approximately $         million if the underwriters elect to exercise in full their over-allotment option, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $         million, or $         million if the underwriters elect to exercise in full their over-allotment option, assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds from this offering for general corporate purposes, which may include maintaining liquidity at the holding company, providing equity capital to the Bank to fund balance sheet growth or working capital needs, our working capital needs, and funding investments in, or acquisitions of, wealth management businesses. We have not specifically allocated the amount of net proceeds that will be used for these purposes and our management will have broad discretion over how these proceeds are used. We are conducting this offering at this time because we believe that it will allow us to better execute our growth strategies. Although we may, from time to time in the ordinary course of our business, evaluate potential investments in, or acquisitions of, wealth management businesses, we do not have any immediate plans or understandings relating to any material acquisition.

DIVIDEND POLICY

We have not paid any dividends on our common stock since inception, and we do not intend to pay dividends for the foreseeable future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend on a number of factors, including: (1) our historic and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) tax considerations, (4) any acquisitions or potential acquisitions that we may examine, (5) statutory and regulatory prohibitions and other limitations, (6) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends, (7) general economic conditions and (8) other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock.

As a Pennsylvania corporation, we are subject to certain restrictions on dividends under the Pennsylvania Business Corporation Law. Generally, Pennsylvania law permits a business corporation such as us to pay dividends if, after giving effect to the dividend, it is able to pay its debts as they come due in the usual course of business so long as its assets exceed its liabilities. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. For example, in connection with the Federal Reserve Board’s approval of our application to become a registered bank holding company for TriState Capital Bank, we have agreed that we will not declare or pay any cash dividends without the prior written approval of the Federal Reserve Bank of Cleveland. For additional information, see “Supervision and Regulation—Dividends.”

Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from TriState Capital Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies.

The present and future dividend policy of TriState Capital Bank is subject to the discretion of its board of directors.

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of September 30, 2012:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of 48,780.488 shares of our Series C preferred stock into 4,878,049 shares of our common stock upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale of                  shares of our common stock in this offering and our receipt of to the net proceeds from the sale by us of                  shares of common stock in this offering (assuming the underwriters do not exercise their over-allotment option) at an assumed initial public offering price of $         per share, the midpoint of the price range on the cover of this prospectus, after deducting estimated underwriting discounts and offering expenses.

The pro forma and pro forma as adjusted capitalization information below is illustrative only, and our cash and cash equivalents, common stock, additional paid-in capital, accumulated deficit, accumulated other comprehensive income, total stockholders’ equity, and total capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock—Series C Preferred Stock,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2012 (unaudited)
	Actual	Pro forma	Pro forma as adjusted(1)
	(Dollars in thousands)
Cash and cash equivalents	$177,014	$177,014	$
Stockholders’ equity:
Preferred stock, no par value, 150,000 shares authorized:
Series C, 48,780.488 shares authorized, 48,780.488 shares issued and outstanding, actual; 0 shares issued and outstanding pro forma and pro forma as adjusted	46,011	—		—
Common stock, no par value, 30,000,000 shares authorized, 17,444,730 shares issued and outstanding, actual; 22,322,779 shares issued and outstanding pro forma; and shares issued and outstanding pro forma as adjusted	168,351	214,362
Additional paid-in capital	7,659	7,659		7,659
Accumulated deficit	(8,136)	(8,136)		(8,136)
Accumulated other comprehensive income, net	2,205	2,205		2,205

Total stockholders’ equity	$216,090	$216,090	$

Capital ratios:
Total stockholders’ equity to assets	10.66%	10.66%			%
Tangible equity to tangible assets	10.66%	10.66%			%
Tier 1 leverage capital ratio	10.80%	10.80%			%
Tier 1 risk-based capital ratio	10.91%	10.91%			%
Total risk-based capital ratio	11.91%	11.91%			%

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) each of cash and cash equivalents, common stock, and total stockholders’ equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, common stock, and total stockholders’ equity would increase by approximately $         million, after deducting estimated underwriting discounts and commissions, and we would have                  shares of our common stock issued and outstanding, pro forma as adjusted.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering. Net tangible book value is equal to our total stockholders’ equity, less intangible assets. Pro forma net tangible book value per share of our common stock is equal to net tangible book value, divided by the number of shares of common stock outstanding after giving effect to the conversion of 48,780.488 shares of Series C preferred stock into 4,878,049 shares of our common stock upon the closing of this offering. As of September 30, 2012, the pro forma net tangible book value of our common stock was $         million, or $         per share.

Pro forma as adjusted net tangible book value per share of our common stock gives effect to the conversion of 48,780.488 shares of our Series C preferred stock into 4,878,049 shares of our common stock upon the closing of this offering and to our sale of                  shares of common stock in this offering (assuming the underwriters do not exercise their over-allotment option) at an assumed initial public offering price of                  per share, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. The pro forma as adjusted net tangible book value of our common stock at September 30, 2012 would have been approximately $         million, or $         per share. Therefore, this offering will result in an immediate increase of $         in the pro forma as adjusted net tangible book value per share of our common stock of existing shareholders and an immediate dilution of $         in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately         % of the assumed public offering price of $         per share.

The following table illustrates the calculation of the amount of dilution per share as of September 30, 2012 that a purchaser of our common stock in this offering will incur given the assumptions above:

Initial public offering price		$
Pro forma net tangible book value per common share as of September 30, 2012	$
Increase in pro forma net tangible book value per common share attributable to new investors

Pro forma as adjusted net tangible book value per common share

Dilution per common share to new investors from offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma net tangible book value per share after giving effect to this offering would be approximately $         per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $         per share.

The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on a pro forma as adjusted basis as of September 30, 2012, after giving effect to the conversion of 48,780.488 shares of our Series C preferred stock into 4,878,049 shares of our common stock upon the closing of this offering and our sale of                  shares of common stock in this offering (assuming the underwriters do not exercise their over-allotment option) at an assumed public offering price of $         per share.

	Shares Purchased/Issued		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(Dollars in thousands, except per-share data)

Shareholders as of September 30, 2012	22,322,779		$226,579		$10.15
New investors in this offering

Total

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above excludes 1,948,000 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $9.93 per share, which includes 1,475,500 shares of common stock issuable upon exercise of stock options that have vested. To the extent that any of the foregoing options are exercised, investors participating in this offering will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

General

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through TriState Capital Bank, the discussion and analysis relates to activities primarily conducted at TriState Capital Bank.

As a bank holding company that operates through one segment, we generate most of our revenue from interest on loans and investments, loan related fees and deposit-related fees. Our primary source of funding for our loans is deposits. Our largest expenses are interest on these deposits and salaries and related employee benefits. We measure our performance primarily through our pre-tax, pre-provision net revenue; net interest margin; efficiency ratio; ratio of provision for loan losses to average total loans; return on average assets and return on average equity, among other metrics, while maintaining appropriate regulatory leverage and risk-based capital ratios.

Executive Overview

TriState Capital Holdings, Inc. is a bank holding company headquartered in Pittsburgh, Pennsylvania. Through our wholly owned bank subsidiary, TriState Capital Bank, we serve middle market businesses in our primary markets of Pennsylvania, Ohio, New Jersey and New York. We also serve high net worth individuals on a national basis through our private banking channel. We market and distribute our products and services through a scalable branchless banking model, which creates significant operating leverage throughout our business as we continue to grow.

Our success has been built upon the vision and focus of our executive management team to establish the premier regional business bank for middle market companies by combining the sophisticated banking products of a large financial institution with the personalized service of a community bank. Our management team and board of directors have extensive commercial banking and wealth management experience as well as valuable business relationships in the markets we serve. Our banking model utilizes centralized underwriting, portfolio management, credit administration, compliance, and risk management, among other administrative functions. We believe significant growth and enhanced profitability can be achieved as we further leverage the relationships of our sales force and our scalable infrastructure.

We are one of the fastest growing banks formed in 2007 and have maintained strong asset quality. Our significant organic loan growth is the result of our sales and distribution culture, niche lending focus and our disciplined approach to risk management. As of September 30, 2012, our diversified loan portfolio was composed of approximately 54.0% commercial and industrial loans, approximately 30.0% commercial real estate loans and approximately 16.0% private banking-personal loans.

We have demonstrated our ability to grow our customer deposit base rapidly by adapting our product and service offerings and marketing activities, rather than incurring the investment and higher fixed operating costs inherent in traditional branch-based banking models. We also believe our deposit channels provide us with stable and diversified funding, as well as low all-in funding costs and greater scalability than traditional branch networks.

The primary measures we use to evaluate and manage our financial results are set forth in the table below. Although we believe these measures are meaningful in evaluating our results and financial condition, they may not be directly comparable to similar measures used by other financial services companies and may not provide an appropriate basis to compare our results or financial condition to the results or financial condition of our competitors. The following table sets forth the key financial measures we use to evaluate the success of our business and our financial position and operating performance.

	Key Financial Measures(1)
	Nine months ended September 30, (Unaudited)		Years ended December 31,
	2012	2011	2011	2010
	(Dollars in thousands, except per share data)
Selected balance sheet measures:
Total assets	$2,027,264	$1,769,423	$1,833,450	$1,659,752
Total loans(2)	1,615,540	1,334,612	1,406,995	1,283,745
Total deposits	1,769,888	1,572,924	1,637,126	1,470,600
Total stockholders’ equity	216,090	181,708	184,452	175,560
Selected statements of operations measures:
Total revenue(3)	46,030	36,803	49,966	46,497
Net interest income before provision for loan losses	42,065	34,950	47,381	44,036
Pre-tax, pre-provision net revenue(4)	18,022	11,977	15,972	12,905
Income before tax	13,975	7,691	11,956	7,654
Net income(5)	8,716	4,574	7,218	15,228
Basic earnings per share(5)	0.39	0.20	0.33	0.83
Diluted earnings per share(5)	0.39	0.20	0.33	0.83
Other financial measures and ratios:
Return on average assets(5)(6)	0.61%	0.35%	0.41%	0.91%
Return on average equity(5)(6)	6.09%	3.36%	3.97%	9.68%
Net interest margin(6)(7)	2.95%	2.65%	2.67%	2.61%
Efficiency ratio(8)	60.85%	67.46%	68.03%	72.25%
Revenue per average full-time equivalent employee(3)(6)	$567	$508	$508	$497
Pre-tax, pre-provision net revenue per average full-time equivalent employees(4)(6)	$222	$165	$162	$138
Provision for loan losses to average total loans(6)	0.46%	0.55%	0.40%	0.42%
Net charge-offs to average total loans(6)	0.22%	0.47%	0.46%	0.31%
Nonperforming assets to total assets(9)	0.69%	1.14%	0.90%	0.92%
Allowance for loan losses to nonperforming loans(9)	137.73%	88.98%	99.53%	112.41%
Allowance for loan losses to total loans	1.18%	1.34%	1.16%	1.33%

(1)

We have derived the selected statements of operations measures for the years ended December 31, 2011 and 2010 and the selected balance sheet measures as of December 31, 2011 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected statements of operations measures for the nine months ended September 30, 2012 and 2011 and the selected balance sheet measures as of September 30, 2012 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, and our selected balance sheet measures as of September 30, 2011 from our unaudited condensed consolidated financial statements not included in this prospectus, each of which unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. The other financial measures and ratios are unaudited and derived from the financial statements as of and for the periods presented. Average balances have been computed using daily averages. Our historical results may not be indicative of our results for any future period.

(2)	Total loans are net of unearned discounts and deferred fees and costs.
(3)	Total revenue is net interest income and non-interest income, excluding net gain (loss) on sale of investment securities available-for-sale.
(4)

Pre-tax, pre-provision net revenue is defined as net income without giving effect to loan loss provision and income tax expense, and excluding net gain (loss) on sale of investment securities available-for-sale.

(5)

Our 2010 results included the reversal of a deferred tax net operating loss carryforward valuation allowance that improved net income available to common shareholders by $11.2 million and diluted earnings per share by $0.70. Return on average equity was improved by 7.14%.

(6)	Ratios are annualized for the nine months ended September 30, 2012 and September 30, 2011.
(7)	Net interest margin is calculated on a fully taxable equivalent basis.
(8)	Efficiency ratio is the ratio of noninterest expense to net interest income and noninterest income, excluding net gain (loss) on sale of investment securities available-for-sale.
(9)	Nonperforming assets consist of nonperforming loans and real estate and other property that we have repossessed. Nonperforming loans consist of non-accrual loans and restructured loans.

2012 Nine Months Operating Performance

For the nine months ended September 30, 2012, our net income increased $4.1 million or 90.6%, to $8.7 million, from $4.6 million for the same period in 2011. Pre-tax, pre-provision net revenue of $18.0 million for the nine months ended September 30, 2012, increased $6.0 million or 50.5%, from $12.0 million for the same period in 2011. The increase in earnings was primarily attributable to 15.0% growth in our average loans outstanding for the nine months ended September 30, 2012, as compared to the same period in 2011, in conjunction with a 30 basis point widening of our net interest margin and further enhanced by our active management of expenses. Our loan growth during this period was primarily funded by growth in our deposits. As a result, diluted earnings per share increased $0.19 or 95.0%, to $0.39 for the nine months ended September 30, 2012, compared to $0.20 for the same period in 2011.

For the nine months ended September 30, 2012, our efficiency ratio improved to 60.85%, as compared to 67.46% for the same period in 2011. Pre-tax, pre-provision net revenue per average full-time equivalent employee improved to $222,000 for the nine months ended September 30, 2012, from $165,000 for the same period in 2011. Our total revenue, comprised of net interest income plus non-interest income, excluding gains on sale of investments, grew at a faster pace than non-interest expenses. Our total revenue grew 25.1% for the nine months ended September 30, 2012, as compared to the same period in 2011, while our non-interest expense grew 12.8% for the nine months ended September 30, 2012, as compared to the same period in 2011. Some of the key differentiating factors in our business model include the fact that we do not operate a traditional branch network and our support and administrative functions are centralized. This model not only lessens the need for investment in costly branch infrastructures but also allows our relationship managers to focus on generating loans, deposits and managing their portfolios while the centralized staff performs day-to-day operational-related functions. A centralized support staff model also affords us greater efficiencies of scale. We believe our business model and limited investment in infrastructure will make us increasingly more efficient than many of our competitors. Further, we expect our total revenue to continue to grow faster than our non-interest expense and, as a result, our efficiency metrics should continue to improve.

Our annualized return on average assets was 0.61% for the nine months ended September 30, 2012, as compared to 0.35% for the same period in 2011. Our annualized return on average equity was 6.09% for the nine months ended September 30, 2012, as compared to 3.36% for the same period in 2011. Net interest margin expanded 30 basis points, to 2.95% for the nine months ended September 30, 2012, as compared to 2.65% for the same period in 2011. This expansion was driven primarily by a decrease of 40 basis points in the average rate paid on our interest-bearing liabilities, partially offset by a 5 basis point decline in our yield on average earning assets due primarily to competitive pressure on our loans. While our rate reductions on deposits have allowed us to expand our net interest margin, we believe competition for quality commercial and private banking-personal loans, coupled with a prolonged low interest rate environment, may continue to have some downward pressure on the yields we earn on these loans. At the same time, we expect continued low interest rates for the foreseeable future to limit our ability to reduce rates paid on our deposits faster than our loan yields decline, without sacrificing loan and/or deposit growth, deposit source composition and competitive positioning. Accordingly, we believe our ability to continue to expand our net interest margin will be limited in a low interest rate environment. However, we believe we are positioned to expand our net interest margin in a rising interest rate environment. For more detail on the impact of changes in interest rates on our earnings, see “—Market Risk”.

Our total loans outstanding as of September 30, 2012 were $1.6 billion, which represented an increase of $208.5 million or 19.8% annualized, from $1.4 billion, as of December 31, 2011. The loan growth we achieved during the first nine months of 2012 kept pace with our historical growth and we believe was attributable to our focus on attracting and retaining middle market business customers, as well as growth from our private banking channel that cultivates relationships with financial intermediaries. Going forward, although we expect ongoing strong competition for high quality loans, we also expect continuing success in attracting new customers and expanding our relationships with existing customers through our existing channels, including our recently opened New York representative office, and from the establishment of new private banking referral relationships. For additional information regarding our loan portfolio, see “—Financial Condition—Loans”.

Deposits, the largest component of our liabilities, increased $132.8 million or 10.8% annualized, to $1.8 billion as of September 30, 2012, from $1.6 billion, as of December 31, 2011. The largest component of our deposit growth was in money market and time deposits, including through the attraction and retention of deposits from our private banking customers as a result of our relationships with financial intermediaries. We expect to continue to fund the growth in our earning assets predominantly through growth in deposits, while also focusing on increasing the mix of non-brokered deposits through the attraction and retention of valuable, stable relationships with our middle market and private banking customers. For additional information regarding our deposits, see “—Financial Condition—Deposits”.

During the nine months ended September 30, 2012, we continued to see improvement in our asset quality ratios. Net charge-offs as a percentage of average loans for the nine months ended September 30, 2012 decreased to 0.22%, as compared to 0.47% for the same period in 2011. Similarly, our ratio of nonperforming assets as a percentage of total assets decreased to 0.69%, as of September 30, 2012, as compared to 1.14% as of September 30, 2011. Finally, our allowance for loan losses as a percentage of nonperforming loans increased to 137.73%, as of September 30, 2012, as compared to 88.98%, as of September 30, 2011. Maintaining strong credit quality is one of our key focuses and we endeavor to accomplish this through conservative underwriting, portfolio diversification and a formalized, periodic loan review process that involves our senior loan committee, which includes executive management, and third-party independent reviews. We expect a continued emphasis on maintaining a sound credit quality profile through a dedicated focus on attraction and retention of lower risk loans, such as those secured by marketable securities. For additional information, see “Business—Our Products and Services—Loans”.

In the third quarter of 2012, we opened our representative office in New York and have hired a market president, a commercial and industrial lender and a commercial real estate lender, who will be responsible for generating business in this market. We expect to add additional resources to our New York office in 2013, including three additional relationship managers. As a result, we expect this market will contribute to our loan growth and become a material portion of our loan portfolio in the future.

2011 Operating Performance

For the year ended December 31, 2011, our net income decreased $8.0 million, or 52.6%, to $7.2 million, from $15.2 million for 2010. Our diluted earnings per share of $0.33, for the year ended December 31, 2011, decreased $0.50 or 60.2% from $0.83 for 2010. Pre-tax, pre-provision net revenue of $16.0 million for the year ended December 31, 2011, increased $3.1 million or 23.8%, from $12.9 million for 2010. The decrease in net income and diluted earnings per share were primarily attributable to the one-time income tax benefit that we realized in 2010 as a result of the reversal of the valuation allowance that had been established for the net deferred tax asset primarily associated with our net operating losses for our initial three years of operations. The reversal of the net deferred tax asset valuation allowance accounted for $11.2 million of our 2010 after-tax net income, or $0.70 of our 2010 diluted earnings per share.

Our return on average assets was 0.41% for the year ended December 31, 2011, as compared to 0.91% for 2010. Our return on average equity was 3.97% for the year ended December 31, 2011, as compared to 9.68% for 2010. The reversal of the net deferred tax asset valuation allowance increased return on average assets and return on average equity by 0.67% and 7.14%, respectively, for 2010. Net interest margin was 2.67% for the year ended December 31, 2011, as compared to 2.61% for 2010. While the average yield on our earning assets decreased 16 basis points, for the year ended December 31, 2011, as compared to 2010, the average rate paid on our interest-bearing liabilities decreased 14 basis points, for the year ended December 31, 2011, as compared to 2010, as a result of rate reductions in our money market deposit, time deposit and CDARS® deposit accounts. Our net interest margin also benefited from an increase of $126.8 million in noninterest-bearing deposits, to $151.0 million as of December 31, 2011, from $24.2 million as of December 31, 2010. This increase was primarily driven by growth in deposits gathered as a result of the unlimited insurance coverage for noninterest-bearing transaction accounts that was provided under the Dodd-Frank Act. For additional information, see “—Deposits.” For the year ended December 31, 2011, our efficiency ratio improved to 68.03%, as compared to 72.25% for 2010. Pre-tax, pre-provision net revenue per average full-time equivalent employees improved to $162,000 for the year ended December 31, 2011, from $138,000 for 2010. This improvement was the result of our revenue growth of 7.5%, for the year ended December 31, 2011, as compared to 2010, versus an increase of 1.2% in our non-interest expense for the year ended December 31, 2011, as compared to 2010.

Our total loans increased $123.2 million, or 9.6%, to $1.4 billion, as of December 31, 2011, from $1.3 billion, as of December 31, 2010. We believe this growth was the result of our continued focus on middle market business customers and referral relationships with financial intermediaries through our private banking channels.

Deposits increased $166.5 million, or 11.3%, to $1.6 billion as of December 31, 2011, from $1.5 billion, as of December 31, 2010. Growth in deposits resulted from increases in deposits from our private banking customers through our relationships with financial intermediaries, coupled with increases in deposits from financial institutions.

Net charge-offs as a percentage of average loans for the year ended December 31, 2011 were 0.46%, as compared to 0.31% for 2010. Our ratio of nonperforming assets as a percentage of total assets was 0.90%, as of December 31, 2011, as compared to 0.92% as of December 31, 2010. Our allowance for loan losses as a percentage of nonperforming loans was 99.53%, as of December 31, 2011, as compared to 112.41%, as of December 31, 2010. For additional information, see “—Allowance for Loan Losses.”

Results of Operations

Net Interest Income

Net interest income represents the difference between the interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is affected by changes in the volume of interest-earning assets and interest-bearing liabilities and changes in interest yields and rates paid. Maintaining consistent spreads between earning assets and interest-bearing liabilities is very significant to our financial performance because net interest income comprised 91.4% and 95.0% of total revenue (net interest income plus non-interest income, excluding gains realized on sales of investments securities classified as available-for-sale) for the nine months ended September 30, 2012 and for the same period in 2011, respectively. For the years ended December 31, 2011 and December 31, 2010, the same metrics were 94.8% and 94.7%, respectively.

The table below reflects an analysis of net interest income, on a fully taxable equivalent basis, for the periods indicated. The adjustment to convert certain income to a fully taxable equivalent basis consists of dividing tax exempt income by one minus the statutory federal income tax rate of 35.0%.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Dollars in thousands)
Interest income	$52,427	$49,017	$65,367	$64,688
Fully taxable equivalent adjustment	44	—	—	—

Interest income adjusted	52,471	49,017	65,367	64,688
Interest expense	10,362	14,067	17,986	20,652

Net interest income adjusted	$42,109	$34,950	$47,381	$44,036

Yield on earning assets	3.68%	3.73%	3.70%	3.86%
Cost of interest-bearing liabilities	0.92%	1.32%	1.26%	1.40%
Net interest spread	2.76%	2.41%	2.44%	2.46%
Net interest margin(1)	2.95%	2.65%	2.67%	2.61%

(1)	Net interest margin is calculated on a fully taxable equivalent basis. Ratios are annualized for the nine months ended September 30, 2012 and September 30, 2011.

The following tables provide information regarding the average balances and yields earned on interest-earning assets and the average balances and rates paid on interest-bearing liabilities for the periods indicated. Non-accrual loans are included in the calculation of the average loan balances, while interest collected on non-accrual loans is recorded as a reduction to principal. Where applicable, interest income and yield are reflected on a tax equivalent basis, and have been adjusted based on the statutory federal income tax rate of 35.0%:

	Nine Months Ended September 30,
	2012			2011
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest-earning deposits	$170,447	$399	0.31%	$263,090	$549	0.28%
Federal funds sold	8,427	7	0.11%	10,780	8	0.10%
Investment securities trading	1,453	42	3.85%	—	—	0.00%
Investment securities available-for-sale	181,984	2,295	1.68%	144,051	1,768	1.64%
Total loans	1,510,789	49,728	4.32%	1,314,097	46,692	4.69%

Total interest-earning assets	1,873,100	52,471	3.68%	1,732,018	49,017	3.73%

Cash and other assets	32,258			30,346

Total assets	$1,905,358			$1,762,364

Liabilities and Stockholders’ Equity
Interest-bearing deposits:
Interest-bearing checking accounts	$3,910	$2	0.07%	$6,139	$26	0.57%
Money market deposit accounts	648,750	2,944	0.60%	634,126	4,513	0.95%
Time deposits (excluding CDARS®)	466,200	4,626	1.32%	327,231	4,588	1.87%
CDARS® time deposits	383,101	2,788	0.97%	461,218	4,940	1.43%
Borrowings	547	2	0.49%	—	—	0.00%

Total interest-bearing liabilities	1,502,508	10,362	0.92%	1,428,714	14,067	1.32%

Noninterest-bearing deposits	197,328			138,147
Other liabilities	14,359			13,702
Stockholders’ equity	191,163			181,801

Total liabilities and stockholders’ equity	$1,905,358			$1,762,364

Net interest income		$42,109			$34,950

Net interest spread			2.76%			2.41%
Net interest margin(1)			2.95%			2.65%

(1)	Net interest margin is calculated on a fully taxable equivalent basis. Ratios are annualized for the nine months ended September 30, 2012 and September 30, 2011.

	Years Ended December 31,
	2011			2010
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest-earning deposits	$257,741	$744	0.28%	$311,419	$932	0.30%
Federal funds sold	10,634	9	0.08%	2,667	7	0.26%
Investment securities trading	—	—	0.00%	—	—	0.00%
Investment securities available-for-sale	146,862	2,416	1.65%	93,844	1,636	1.74%
Total loans	1,327,771	62,198	4.62%	1,245,543	62,113	4.92%

Total interest-earning assets	1,743,008	65,367	3.70%	1,653,473	64,688	3.86%

Cash and other assets	28,951			16,109

Total assets	$1,771,959			$1,669,582

Liabilities and Stockholders’ Equity
Interest-bearing deposits:
Interest-bearing checking accounts	$5,540	$27	0.49%	$74,267	$301	0.41%
Money market deposit accounts	619,607	5,482	0.88%	509,670	5,387	1.06%
Time deposits (excluding CDARS®)	346,366	6,164	1.78%	249,220	5,721	2.30%
CDARS® time deposits	453,526	6,313	1.39%	639,799	9,243	1.44%
Borrowings	—	—	0.00%	—	—	0.00%

Total interest-bearing liabilities	1,425,039	17,986	1.26%	1,472,956	20,652	1.40%

Noninterest-bearing deposits	150,996			24,169
Other liabilities	13,942			15,077
Stockholders’ equity	181,982			157,380

Total liabilities and stockholders’ equity	$1,771,959			$1,669,582

Net interest income		$47,381			$44,036

Net interest spread			2.44%			2.46%
Net interest margin(1)			2.67%			2.61%

(1)	Net interest margin is calculated on a fully taxable equivalent basis.

Net Interest Income for the Nine Months Ended September 30, 2012 and 2011. Net interest income increased $7.2 million, or 20.5%, to $42.1 million for the nine months ended September 30, 2012, from $34.9 million for the same period in 2011. The increase in net interest income for the nine months ended September 30, 2012, was primarily attributable to a $141.1 million, or 8.1%, increase in average interest-earning assets, coupled with an increase in net interest margin of 30 basis points, in the nine months ended September 30, 2012, to 2.95%. The increase in net interest income reflects an increase of $3.5 million, or 7.0%, in interest income, coupled with a decrease of $3.7 million, or 26.3%, in interest expense.

The increase in interest income was primarily the result of an increase in average total loans of $196.7 million, or 15.0%, which is our highest yielding earning asset and our core business, as well as an increase of $37.9 million, or 26.3%, in average investment securities available-for-sale, partially offset by a decrease in average interest-earning deposits of $92.6 million, or 35.2%, and a decrease of 37 basis points in yield on loans. The declining yields on our loans were reflective of market pressure from competition for higher quality loans. Although our yield on loans declined 37 basis points, the overall yield on interest-earning assets declined only five basis points to 3.68% for the nine months ended September 30, 2012, as compared to 3.73% for the same period in 2011, as a result of the shift in the composition of our earning assets from lower yielding interest-earning deposits to higher yielding loans and investment securities.

Although average interest-bearing liabilities for the nine months ended September 30, 2012 increased $73.8 million, or 5.2%, from the same period in 2011, our interest expense related to those liabilities decreased as a result of a 40 basis point reduction in the average rate paid on our average interest-bearing liabilities. The decrease in average rate paid was reflective of decreases in rates paid across all interest-bearing deposit categories, as well as a shift in our deposit mix. The increase in average interest-bearing liabilities was driven primarily by an increase of $14.6 million, or 2.3%, in average money market deposit accounts, coupled with an increase of $139.0 million, or 42.5%, in average time deposits (excluding CDARS®), partially offset by a decline in average CDARS® time deposits of $78.1 million, or 16.9%. The increase in non-brokered funding sources included a $59.2 million, or 42.8%, increase in non-interest-bearing deposits and a corresponding decrease in brokered funding sources. As of September 30, 2012, we had $173.4 million in deposits that received FDIC insurance coverage above normal levels as a result of the unlimited insurance coverage for noninterest-bearing transaction accounts that was provided under the Dodd-Frank Act. A majority of those deposits were moved into the Promontory CDARS® program or the Promontory Insured Cash Sweep® program at the end of the fourth quarter, prior to the December 31, 2012 expiration of the additional insurance coverage for such accounts.

We expect to continue to experience pressure on the yield on our earning assets due to our focus on variable rate loans, including loans secured by marketable securities, asset quality and market competition. The opportunities to further reduce rates paid on our deposits may be more limited in the current low interest rate environment. Given our current balance sheet profile, we believe we are positioned to benefit from an increase in interest rates because 87.6% of our total loans, which are our principal source of revenue, are floating rate loans. To the extent interest rates increase, yields on our loans will increase at varying speeds, since approximately 33.3% of our floating rate loans had interest rate floors at September 30, 2012.

Net Interest Income for the Years Ended December 31, 2011 and 2010. Net interest income increased $3.3 million, or 7.6%, to $47.4 million for the year ended December 31, 2011, from $44.1 million for 2010. The increase in net interest income in 2011 was primarily attributable to an increase in average interest-earning assets of $89.5 million, or 5.4%, coupled with an increase in net interest margin of 6 basis points, to 2.67%, in 2011. The increase in net interest income reflects an increase of $0.7 million, or 1.0%, in interest income, coupled with a decrease of $2.7 million, or 12.9%, in interest expense.

The increase in interest income was primarily attributable to an increase in average loans of $82.2 million, or 6.6%, as well as an increase of $53.0 million, or 56.5%, in average investment securities available-for-sale, partially offset by a decrease in average interest-earning deposits of $53.7 million, or 17.2%, and a decrease of 30 basis points in yield on total loans. This decline in yield was reflective of market pressure from competition for higher quality total loans and the historically low interest rate environment in which we were operating. Although our yield on loans declined 30 basis points, the overall yield on interest-earning assets declined only 16 basis points to 3.70% for the year ended December 31, 2011, as compared to 3.86% for 2010, as a result of the shift in the composition of our earning assets from lower yielding interest-earning deposits to higher yielding loans and investment securities.

Interest expense related to our interest-bearing liabilities declined as a result of a $47.9 million, or 3.3%, decrease in average interest-bearing liabilities, coupled with a 14 basis point reduction in the average rate paid on those liabilities. The decrease in average rate paid was reflective of decreases in rates paid across substantially all interest-bearing deposit categories. The decrease in average interest-bearing liabilities was driven primarily by a decline in average CDARS® time deposits and average interest-bearing checking accounts, partially offset by increases in average money market deposit accounts and average time deposits (excluding CDARS®). Although we experienced a decrease in average interest-bearing deposits, we funded our asset growth through an increase of $126.8 million, or 524.8%, in noninterest-bearing deposits. As of December 31, 2011, we had $185.1 million in deposits under the FDIC’s Transaction Account Guaranty Program.

The following tables analyze the dollar amount of change in interest income and interest expense with respect to the primary components of interest-earning assets and interest-bearing liabilities. The table shows the amount of the change in interest income or interest expense caused by either changes in outstanding balances or changes in interest rates as of the periods indicated. The effect of a change in balances is measured by applying the average rate during the first period to the balance (“volume”) change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period.

	Nine Months Ended September 30, 2012 over 2011
	Yield/Rate	Volume	Change(1)
	(In thousands)
Increase (decrease) in:
Interest income:
Interest-earning deposits	$75	$(225)	$(150)
Federal funds sold	1	(2)	(1)
Investment securities trading	21	21	42
Investment securities available-for-sale	47	480	527
Total loans	(3,218)	6,254	3,036

Total increase (decrease) in interest income	(3,074)	6,528	3,454

Interest expense:
Interest-bearing deposits:
Interest-bearing checking accounts	(17)	(7)	(24)
Money market deposits accounts	(1,672)	103	(1,569)
Time deposits (excluding CDARS®)	(1,587)	1,625	38
CDARS® time deposits	(993)	(1,159)	(2,152)
Long-term borrowings	1	1	2

Total increase (decrease) in interest expense	(4,268)	563	(3,705)

Total increase in net interest income	$1,194	$5,965	$7,159

(1)	The change in interest due to mix has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Years Ended December 31, 2011 over 2010
	Yield/Rate	Volume	Change(1)
	(In thousands)
Increase (decrease) in:
Interest income:
Interest-earning deposits	$(32)	$(156)	$(188)
Federal funds sold	(1)	3	2
Investment securities trading	—	—	—
Investment securities available-for-sale	(97)	877	780
Total loans	(960)	1,045	85

Total increase (decrease) in interest income	(1,090)	1,769	679

Interest expense:
Interest-bearing deposits:
Interest-bearing checking accounts	77	(351)	(274)
Money market deposits accounts	(959)	1,054	95
Time deposits (excluding CDARS®)	(1,469)	1,912	443
CDARS® time deposits	(351)	(2,579)	(2,930)
Long-term borrowings	—	—	—

Total increase (decrease) in interest expense	(2,702)	36	(2,666)

Total increase in net interest income	$1,612	$1,733	$3,345

(1)	The change in interest due to mix has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Loan Losses

We consider a number of factors in determining the required level of our allowance for loan losses and the provision required to achieve the appropriate reserve level including loan growth, loan quality rating trends, nonperforming loan levels, delinquencies, industry concentrations and economic trends both in our primary markets and nationally. The provision for loan losses represents our determination of the amount necessary to be charged against the current period’s earnings to maintain the allowance for loan losses at a level that is considered adequate in relation to the estimated losses inherent in the loan portfolio. For additional information regarding our allowance for loan losses, see “—Allowance for Loan Losses”.

Provision for Loan Losses for the Nine Months Ended September 30, 2012 and 2011. We recorded a $5.2 million provision for loan losses for the nine months ended September 30, 2012, compared to $5.4 million for the same period in 2011. The decrease was primarily attributable to a decrease in specific reserves coupled with an improvement in the overall mix of risk ratings, partially offset by growth in total loans.

Provision for Loan Losses for the Years Ended December 31, 2011 and 2010. We recorded a $5.3 million provision for loan losses for each of the years ended December 31, 2011 and 2010. The impact of growth in total loans, coupled with an increase in specific reserves, was offset by an improvement in the overall mix of risk ratings.

Non-Interest Income

Non-interest income is an important component of our revenue and it is comprised primarily of certain fees generated from loan and deposit relationships with our customers, coupled with income generated from swap transactions entered into as a direct result of transactions with our customers. In addition, from time to time as opportunities arise, we sell portions of our investment securities. Although we expect sales of investment securities to occur regularly as a part of our banking operations, gains or losses experienced on these sales are less predictable than many of the other components of our non-interest income because the amount of realized gains or losses are impacted by a number of factors, including the nature of the security sold, the purpose of the sale, the interest rate environment and other market conditions. The following tables present the components of our non-interest income for the periods indicated.

	Nine Months Ended September 30,		2012 Change from 2011
	2012	2011	Amount	Percent
	(Dollars in thousands)
Service charges	$322	$297	$25	8.4%
Gain on the sale of investments	1,114	1,129	(15)	(1.3%)
Gain on the sale of loans	—	7	(7)	(100.0%)
Swap fees	773	70	703	1,004.3%
Commitment and other fees	2,103	1,356	747	55.1%
Other income(1)	767	123	644	523.6%

Total non-interest income	$5,079	$2,982	$2,097	70.3%

(1)

Other income includes such items as bank owned life insurance, change in the market value of swap related assets, trading gains and other general operating income, none of which account for 1% or more of total interest income and non-interest income combined.

	Years Ended December 31,		2011 Change from 2010
	2011	2010	Amount	Percent
	(Dollars in thousands)
Service charges	$393	$357	$36	10.1%
Gain on the sale of investments	1,323	—	1,323	0.0%
Gain on the sale of loans	5	486	(481)	(99.0%)
Swap fees	70	189	(119)	(63.0%)
Commitment and other fees	1,882	1,558	324	20.8%
Other income (loss)(1)	235	(129)	364	(282.2%)

Total non-interest income	$3,908	$2,461	$1,447	58.8%

(1)

Other income includes such items as bank owned life insurance, change in the market value of swap related assets, trading gains and other general operating income, none of which account for 1% or more of total interest income and non-interest income combined.

Non-Interest Income for the Nine Months Ended September 30, 2012 and 2011. Our non-interest income was $5.1 million for the nine months ended September 30, 2012, an increase of $2.1 million, or 70.3%, from $3.0 million for the same period in 2011, primarily related to increases in swap fees, commitment and other fees, and other income.

Swap fees of $773,000 for the nine months ended September 30, 2012, represented an increase of $703,000 from the same period in 2011, driven by an increase in customer demand for long-term interest rate protection based upon overall market expectations.

We recognized gain on the sale of investments of $1.1 million for the nine months ended September 30, 2012, which was in line with the same period for 2011. During 2012 and 2011, we identified opportunities in the market place to sell certain investment securities to help fund our loan growth. Although income resulting from these transactions is reported within non-interest income, we exclude such income in the computation of our revenue and efficiency ratio, since we view these transactions as an opportunistic component of our funding strategy and not as a core component of our non-interest income. In addition, the level and frequency of income generated from these transactions can vary materially based on market conditions.

Commitment and other fees for the nine months ended September 30, 2012, increased $747,000, or 55.1%, to $2.1 million, compared to $1.4 million for the same period in 2011, driven largely by growth in unused commitment fees, letter of credit fees and loan prepayment fees.

Other income of $767,000 for the nine months ended September 30, 2012, increased $644,000, or 523.6% from $123,000 for the same period in 2011, primarily due to gains of $458,000 realized from trading activity in our investment portfolio during the nine months ended September 30, 2012, compared to no activity for the same period in 2011.

We expect continued growth in non-interest income, commensurate with our continued growth in loans and deposits. In addition, we may increase our level of non-interest income with an investment in, or acquisition of, a wealth management business. We believe the addition of a wealth management business would be complementary to our existing business model, especially as it relates to our private banking customers. For additional information, see “Business—Our Business Strategy—Our Wealth Management Strategy.”

Non-Interest Income for the Years Ended December 31, 2011 and 2010. For the year ended December 31, 2011, our non-interest income was $3.9 million, compared to $2.5 million for 2010, representing an increase of $1.4 million, or 58.8%. The increase was primarily attributable to increases in gain on sale of investments, commitment and other fees, and other income, partially offset by a decrease in gain in sales of loans.

We recognized a gain on the sale of investments of $1.3 million for the year ended December 31, 2011, compared to no gain on sale of investments for 2010. We elected to sell certain investments, classified as available-for-sale, in 2011 to take advantage of market conditions. Gain on the sale of loans decreased by $481,000 to $5,000 for the year ended December 31, 2011, compared to 2010. In 2010, we proactively sold certain commercial real estate loans and reduced the overall commercial real estate exposure in our loan portfolio. We do not anticipate material levels of loan sales in future years.

Commitment and other fees for the year ended December 31, 2011 increased $324,000, or 20.8%, to $1.9 million, compared to 2010, related to an increase in the volume of outstanding commitments and letters of credits.

For the year ended December 31, 2011, other non-interest income increased $364,000 to $235,000, primarily as a result of an increase in income related to our bank-owned life insurance policy.

Non-Interest Expense

Our non-interest expense represents the operating cost of maintaining and growing our business. The largest portion of non-interest expense is compensation and employee benefits, which includes employee payroll expense as well as the cost of incentive compensation, benefit plans, health insurance and payroll taxes, all of which are impacted by the growth in our employee base, coupled with increases in the level of compensation and benefits of our existing employees. The following tables present the components of our non-interest expense for the periods indicated.

	Nine Months Ended September 30,		2012 Change from 2011
	2012	2011	Amount	Percent
	(Dollars in thousands)
Compensation and employee benefits	$17,912	$15,328	$2,584	16.9%
Premises and occupancy costs	2,059	1,777	282	15.9%
Professional fees	2,184	2,319	(135)	(5.8%)
FDIC insurance expense	1,120	1,493	(373)	(25.0%)
State capital shares tax	945	990	(45)	(4.5%)
Travel and entertainment expense	881	814	67	8.2%
Data processing expense	622	520	102	19.6%
Other operating expenses(1)	2,285	1,585	700	44.2%

Total non-interest expense	$28,008	$24,826	$3,182	12.8%

Full-time equivalent employees	116	100	16	16.0%

(1)

Other operating expenses includes such items as courier expenses, due from bank charges, software amortization and maintenance, charitable contributions, telephone, marketing, employee-related expenses and other general operating expenses, none of which account for 1% or more of total interest income and non-interest income combined.

	Years Ended December 31,		2011 Change from 2010
	2011	2010	Amount	Percent
	(Dollars in thousands)
Compensation and employee benefits	$21,115	$19,334	$1,781	9.2%
Premises and occupancy costs	2,380	2,123	257	12.1%
Professional fees	3,070	2,378	692	29.1%
FDIC insurance expense	1,917	5,012	(3,095)	(61.8%)
State capital shares tax	1,319	1,082	237	21.9%
Travel and entertainment expense	1,139	1,039	100	9.6%
Data processing expense	701	666	35	5.3%
Other operating expenses(1)	2,353	1,958	395	20.2%

Total non-interest expense	$33,994	$33,592	$402	1.2%

Full-time equivalent employees	103	96	7	7.3%

(1)

Other operating expenses includes such items as courier expenses, due from bank charges, software amortization and maintenance, charitable contributions, telephone, marketing, employee-related expenses and other general operating expenses, none of which account for 1% or more of total interest income and non-interest income combined.

Non-Interest Expense for the Nine Months Ended September 30, 2012 and 2011. Our non-interest expense for the nine months ended September 30, 2012, increased $3.2 million, or 12.8%, as compared to the same period in 2011, primarily related to increases in compensation and employee benefits and other operating expenses, which were partially offset by a decrease in FDIC insurance expense.

For the nine months ended September 30, 2012, compensation and employee benefits increased by $2.6 million, or 16.9%, to $17.9 million, from $15.3 million for the same period in 2011. The increase was primarily due to an increase in the number of full-time equivalent employees, as well as to increases in compensation and benefits to our existing employees. Since the end of the third quarter of 2011, we have added five employees in distribution positions and 11 employees in support, risk management and administrative roles. We currently expect to add three new relationship managers in our representative office in New York and three employees in support and administrative roles, during 2013.

Other operating expenses of $2.3 million for the nine months ended September 30, 2012 increased by $700,000, or 44.2%, primarily as a result of an increase of $227,000 in charitable contributions, coupled with increases in other categories such as telephone, marketing and employee-related expenses related to the growth of our business.

FDIC insurance expense decreased $373,000, or 25.0%, to $1.1 million for the nine months ended September 30, 2012 as compared to the same period in 2011 due to changes in the manner in which FDIC-insured institutions calculate deposit insurance assessments, as mandated by the Dodd-Frank Act, partially offset by an increase in our assessment base. For additional information regarding the manner in which our FDIC insurance premiums are calculated, see “Supervision and Regulation—Federal Deposit Insurance.”

A key component of our business model is to maintain efficiency in our operations, and we have adopted a number of strategies designed to further this objective. We do not operate a traditional branch network, which allows us to minimize our level of premises and occupancy costs. Moreover, our support staff is centralized. We also utilize qualified external providers for substantially all of our technology and data processing needs. As a result, we believe that our infrastructure has scalability and will allow us to gain further operating efficiencies, as we continue to grow, by making it possible for us to add support staff and facilities at a far slower pace than the growth in our revenue.

Non-Interest Expense for the Years Ended December 31, 2011 and 2010. Our non-interest expense for the year ended December 31, 2011 increased $402,000, or 1.2%, compared to 2010, primarily related to increases in compensation and employee benefits, professional fees and other operating expenses, which were partially offset by a decrease in FDIC insurance expense.

Compensation and employee benefits expense increased by $1.8 million or 9.2% to $21.1 million during the year ended December 31, 2011, as compared to $19.3 million for 2010. This increase resulted primarily from the growth of our employee base. Professional fees, which include costs related to internal audit, external audit, external legal, quarterly loan reviews and other consultants, increased $692,000, or 29.1%, during the year ended December 31, 2011, primarily as a result of general business growth and overall increases in regulatory and compliance costs.

Effective April 1, 2011, the FDIC modified the manner in which FDIC-insured institutions calculate deposit insurance assessments. Despite our deposit growth during 2011, the change in our calculation methodology resulted in a decrease in our FDIC insurance expense by $3.1 million, or 61.8% in 2011, to $1.9 million, as compared to $5.0 million for the year ended December 31, 2010.

Our other operating expenses increased by $395,000, or 20.2%, to $2.4 million across various categories, primarily due to general business growth.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities with regard to a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate whether it is more likely than not that we will be able to realize the benefit of identified deferred tax assets.

Income Taxes for the Nine Months Ended September 30, 2012 and 2011. For the nine months ended September 30, 2012, we recognized income tax expense of $5.3 million or 37.6% of income before tax, as compared to income tax expense of $3.1 million, or 40.5%, of income before tax, for the same period in 2011. Our effective tax rates for the nine months ended September 30, 2012 and 2011, respectively, were impacted by the limitation of deductible compensation expense under section 162(m) of the Internal Revenue Service. We expect our effective tax rate to approximate the statutory tax rate during 2013.

Income Taxes for the Years Ended December 31, 2011 and 2010. For the year ended December 31, 2011, we recognized income tax expense of $4.7 million, as compared to a tax benefit of $7.6 million for 2010. The tax benefit resulted from the reversal of the valuation allowance that had been established as a net deferred tax asset due to losses generated in our early periods of operations. In the fourth quarter of 2010, we reversed the valuation allowance upon our conclusion, based on our operating performance for the prior five consecutive quarters and other factors, that it was more likely than not that we would generate sufficient taxable income in future years so that all of the deferred tax asset related to the valuation allowance would be realized. The reversal of the valuation allowance in the fourth quarter of 2010 resulted in a credit to earnings.

Financial Condition

Our total assets increased $193.8 million, or 14.1% annualized, to $2.0 billion as of September 30, 2012, from $1.8 billion as of December 31, 2011, resulting primarily from the growth in loans. Our loan portfolio increased $208.5 million, or 19.8% annualized, to $1.6 billion as of September 30, 2012, from $1.4 billion as of December 31, 2011. Our total deposits increased $132.8 million, or 10.8% annualized, to $1.8 billion as of September 30, 2012, from $1.6 billion as of December 31, 2011. Stockholders’ equity increased $31.6 million, or 22.9% annualized, to $216.1 million as of September 30, 2012, compared to $184.5 million as of December 31, 2011. This was primarily the result of the growth of our retained earnings, a private placement of preferred stock resulting in net proceeds of $46.0 million, and a $1.5 million increase in other comprehensive income, which represents the increase in unrealized gain on our investment securities portfolio, partially offset by a $24.2 million reduction related to the redemption of preferred stock issued to the Department of the Treasury in connection with our participation in the Capital Purchase Program and related preferred dividends totaling $1.1 million.

Our total assets increased $173.7 million, or 10.5%, to $1.8 billion as of December 31, 2011, from $1.7 billion as of December 31, 2010, resulting primarily from the growth in loans. Our total loans increased $123.3 million, or 9.6%, to $1.4 billion as of December 31, 2011, from $1.3 billion as of December 31, 2010. Our total deposits increased $166.5 million, or 11.3%, to $1.6 billion as of December 31, 2011, from $1.5 billion as of December 31, 2010. Stockholders’ equity increased $8.9 million, or 5.1%, to $184.5 million as of December 31, 2011, compared to $175.6 million as of December 31, 2010, primarily as a result of the growth of our retained earnings.

Loans

Our primary source of income is interest on loans. Our loan portfolio consists primarily of commercial and industrial loans, real estate loans secured by commercial real estate properties and loans to our private banking clients. Our loan portfolio represents the highest yielding component of our earning asset base.

The following table presents the composition of our loan portfolio, by category, as of the dates indicated.

	September 30,	December 31,
	2012	2011	2010	2009	2008	2007
	(In thousands)
Commercial and industrial	$875,118	$760,928	$600,702	$610,924	$605,759	$127,184
Commercial real estate	487,102	448,306	497,418	552,844	266,662	46,095
Private banking-personal	259,255	202,984	191,826	138,751	72,477	7,145

Total loans before deferred loan fees	1,621,475	1,412,218	1,289,946	1,302,519	944,898	180,424

Net deferred loan fees	(5,934)	(5,223)	(6,201)	(8,514)	(9,704)	(354)

Total loans, net of deferred loan fees	$1,615,541	$1,406,995	$1,283,745	$1,294,005	$935,194	$180,070

Total loans. Total loans before deferred loan fees increased by $209.3 million, or 19.8% annualized, to $1.6 billion as September 30, 2012, as compared to December 31, 2011. Our growth for the nine months ended September 30, 2012 has been comprised of an increase in commercial and industrial loans of $114.2 million, or 20.0% on an annualized basis, an increase in private banking-personal loans of $56.3 million, or 37.0% on an annualized basis, and an increase in commercial real estate loans of $38.8 million, or 11.5% on an annualized basis.

Total loans of $1.4 billion before deferred loan fees, as of December 31, 2011, increased $122.3 million or 9.5%, from $1.3 billion, as of December 31, 2010. The growth in 2011 was due to an increase of $160.2 million, or 26.7%, in commercial and industrial loans and an increase of $11.2 million, or 5.8%, in private banking-personal loans, partially offset by a decrease of $49.1 million, or 9.9%, in commercial real estate loans.

The higher percentage growth in commercial and industrial loans and private banking-personal loans during 2011 and 2012, reflects our strategic decision to focus our lending activities on loan categories that we believe present a better risk-adjusted return to our shareholders.

Primary Loan Categories

Commercial and Industrial Loans. Our commercial and industrial loan portfolio primarily includes loans made to service companies or manufacturers generally for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing, acquisitions and recapitalizations. Cash flow from the borrower’s operations is the primary source of repayment for these loans, except for our commercial loans which are secured by marketable securities.

As of September 30, 2012, our commercial and industrial loans comprised $875.1 million or 54.0% of total loans, before deferred loan fees, compared to $760.9 million or 53.9% of total loans, before deferred loan fees, as of December 31, 2011. Included in our commercial and industrial loans are $99.0 million of loans sourced through our private banking channel with the proceeds used for a commercial or business purpose. The majority of our commercial loans sourced through our private banking channel are secured by marketable securities. For additional information about our commercial and industrial loans, see “Business—Our Products and Services—Loans.”

Commercial Real Estate Loans. Our commercial real estate loan portfolio includes loans secured by commercial purpose real estate, including both owner occupied properties and investment properties for various purposes including office, retail, industrial, multi-family and hospitality. Also included are commercial construction loans to finance the construction or renovation of structures as well as to finance the acquisition and development of raw land for various purposes. The cash flow from income producing properties or the sale of property from for-sale construction and development loans are the primary sources of repayment for these loans.

Commercial real estate loans before deferred loan fees as of September 30, 2012 totaled $487.1 million or 30.0% of total loans, before deferred loan fees, as compared to $448.3 million or 31.7% as of December 31, 2011. As of September 30, 2012, $380.5 million of total commercial real estate loans were at a floating rate and $106.6 million were at a fixed rate as compared to $364.7 million and $83.6 million, respectively, as of December 31, 2011. Included in our commercial real estate loans are $17.8 million of loans sourced through our private banking channel with the proceeds used for a commercial or business purposes. For additional information about our commercial real estate loans, see “Business—Our Products and Services—Loans.”

Private Banking Loans. Our private banking-personal lending activities are conducted on a national basis. These loans consist primarily of loans made to high net worth individuals and/or trusts that may be secured by cash, marketable securities, residential property or other financial assets. The primary source of repayment for these loans is the income and assets of the borrower. We also have a limited number of unsecured loans and lines of credit in our private banking-personal loan portfolio.

As of September 30, 2012, private banking-personal loans (excluding those used for commercial purposes) were approximately $259.3 million or 16.0% of total loans, before deferred loan fees, of which $112.0 million or 43.2% were secured by marketable securities. This compared to the level, as of December 31, 2011, of $203.0 million or 14.4%, of which $76.3 million or 37.6% were secured by marketable securities. The growth in loans secured by marketable securities is expected to continue as a result of our strategy to focus on this portion of our private banking business as we believe these loans tend to have a lower risk profile. For additional information about our private banking-personal loans, see “Business—Our Products and Services—Loans.”

As discussed above, loans through our private banking channel also include loans for commercial and business purposes, a majority of which are secured by marketable securities. These loans are included in, and are discussed in connection with, the above-described commercial and industrial loan category. The table below includes all loans made through our private banking channel, by collateral type, as of the dates indicated.

	September 30,	December 31,
	2012	2011	2010
	(In thousands)
Private banking-personal loans
Secured by residential real estate	$125,111	$106,272	$106,341
Secured by marketable securities(1)	111,999	76,272	66,221
Other	22,145	20,440	19,264

Total private banking-personal loans	259,255	202,984	191,826

Private banking-commercial loans
Secured by commercial real estate	17,817	19,095	12,586
Secured by marketable securities(1)	66,289	32,333	16,060
Other	32,747	30,940	19,601

Total private banking-commercial loans	116,853	82,368	48,247

Total private banking channel loans	$376,108	$285,352	$240,073

(1)	Aggregate loans secured by marketable securities were $178.3 million, $108.6 million and $82.3 million as of September 30, 2012, December 31, 2011 and December 31, 2010, respectively.

Loan Maturities and Interest Rate Sensitivity

The following tables present the contractual maturity ranges and the amount of such loans with fixed and adjustable rates in each maturity range as of the dates indicated.

	September 30, 2012
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
	(In thousands)
Loan maturity:
Commercial and industrial	$776,989	$84,579	$13,550	$875,118
Commercial real estate	343,409	118,748	24,945	487,102
Private banking-personal	142,666	94,354	22,235	259,255

Total loans, before deferred loan fees	$1,263,064	$297,681	$60,730	$1,621,475

Interest rate sensitivity:
Fixed interest rates	$13,869	$152,625	$33,845	$200,339
Floating or adjustable interest rates	1,249,195	145,056	26,885	1,421,136

Total loans, before deferred loan fees	$1,263,064	$297,681	$60,730	$1,621,475

	December 31, 2011
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
	(In thousands)
Loan maturity:
Commercial and industrial	$635,052	$103,494	$22,383	$760,928
Commercial real estate	333,533	108,880	5,893	448,306
Private banking-personal	101,205	83,510	18,269	202,984

Total loans, before deferred loan fees	$1,069,790	$295,883	$46,545	$1,412,218

Interest rate sensitivity:
Fixed interest rates	$9,211	$148,702	$17,220	$175,133
Floating or adjustable interest rates	1,060,579	147,181	29,325	1,237,085

Total loans, before deferred loan fees	$1,069,790	$295,883	$46,545	$1,412,218

Interest Reserve Loans

As of September 30, 2012, loans with interest reserves totaled $34.4 million, which represented 2.1% of total loans, before deferred loan fees, as compared to $22.8 million or 1.6% as of December 31, 2011. Certain loans reserve a portion of the proceeds to be used to pay interest due on the loan. These loans with interest reserves are common for construction and land development loans. The use of interest reserves is based on the feasibility of the project, the creditworthiness of the borrower and guarantors, and the loan to value coverage of the collateral. The interest reserve may be used by the borrower when certain financial conditions are met, to draw loan funds to pay interest charges on the outstanding balance of the loan. When drawn, the interest is capitalized and added to the loan balance, subject to conditions specified during the initial underwriting and at the time the credit is approved. We have effective and ongoing procedures and controls for monitoring compliance with loan covenants for advancing funds and determining default conditions. In addition, most of our construction lending is performed within our geographic footprint and our lenders are familiar with trends in the local real estate market.

Allowance for Loan Losses

Our allowance for loan losses represents our estimate of probable loan losses inherent in the loan portfolio at a specific point in time. This estimate includes losses associated with specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Additions are made to the allowance through both periodic provisions charged to income and recoveries of losses previously incurred. Reductions to the allowance occur as loans are charged off. Management evaluates the adequacy of the allowance at least quarterly, and in doing so relies on various factors including, but not limited to, assessment of historical loss experience, delinquency and non-accrual trends, portfolio growth, underlying collateral coverage and current economic conditions. This evaluation is subjective and requires material estimates that may change over time.

The components of the allowance for loan losses represent estimates based upon Account Standards Codification (“ASC”) Topic 450, Contingencies, and ASC Topic 310, Receivables. ASC Topic 450 applies to homogeneous loan pools such as consumer installment, residential mortgages and consumer lines of credit, as well as commercial loans that are not individually evaluated for impairment under ASC Topic 310. ASC Topic 310 is applied to commercial loans that are individually evaluated for impairment.

Under ASC Topic 310, a loan is impaired when, based upon current information and events, it is probable that the loan will not be repaid according to its original contractual terms, including both principal and interest. Management performs individual assessments of impaired loans to determine the existence of loss exposure and, where applicable, based upon the fair value of the collateral less estimated selling costs where a loan is collateral dependent.

In estimating probable loan loss under ASC Topic 450 and the required general reserve, we consider numerous factors, including historical charge-off rates and subsequent recoveries. We also consider, but are not limited to, qualitative factors that influence our credit quality, such as delinquency and nonperforming loan trends, changes in loan underwriting guidelines and credit policies, as well as the results of internal loan reviews. Finally, we consider the impact of changes in current local and regional economic conditions in the markets that we serve. Assessment of relevant economic factors indicates that some of our primary markets historically tend to lag the national economy, with local economies in our primary market areas also improving or weakening, as the case may be, but at a more measured rate than the national trends.

For purposes of determining the general reserve, the portfolio is segregated by risk ratings, which are assigned to all Commercial Loans with a balance in excess of $500,000. Each risk rating is assigned a risk factor, or reserve allocation percentage. These risk factors are multiplied by the outstanding principal balance to calculate the required reserve. Additionally, a qualitative component is added to the reserve, based on several factors including economic trends and conditions, our lending policies and procedures, the nature and level of new loan volume, the experience level of lending and credit staff, trends in nonperforming assets and net charge-offs, quality of our loan review process, trends in values of underlying collateral in our primary market area, product and industry concentration levels and other factors which may be relevant, from time to time, to the overall credit performance of the loan portfolio.

Allowance for Loan Losses as of September 30, 2012. Our allowance for loan losses increased to $19.0 million, or 1.18%, of total loans as of September 30, 2012, as compared to $16.4 million, or 1.16%, of total loans as of December 31, 2011. The increase was primarily attributable to a $1.6 million increase in general reserves and an increase of $1.0 million in specific reserves. The increase in general reserves was primarily related to the growth of our overall loan portfolio, while the increase in specific reserves was related to individual assessments of certain loans deemed to be impaired.

Allowance for Loan Losses as of December 31, 2011 and 2010. Our allowance for loan losses decreased to $16.4 million, or 1.16%, of total loans as of December 31, 2011, as compared to $17.1 million, or 1.33%, of total loans as of December 31, 2010. The decrease was primarily a result of a decrease of $1.1 million in general reserves and an increase in specific reserves of $325,000. The decrease in general reserves was the net result of an improvement in the overall mix of risk ratings in the loan portfolio, partially offset by growth in the overall loan portfolio. The increase in specific reserves was related to individual assessments of certain loans deemed to be impaired.

The following table summarizes the allowance for loan losses, as of the dates indicated.

	September 30,	December 31,
	2012	2011	2010	2009	2008	2007
	(Dollars in thousands)
General reserves	$15,456	$13,820	$14,906	$14,031	$6,123	$505
Specific reserves	3,545	2,530	2,205	1,733	5,500	—

Total allowance for loan losses	$19,001	$16,350	$17,111	$15,764	$11,623	$505

Allowance as a percent of total loans	1.18%	1.16%	1.33%	1.22%	1.24%	0.28%

The following table summarizes allowance for loan losses by loan category and percentage of loans, as of the dates indicated.

	September 30,			December 31,
	2012			2011			2010
	Reserve	Percent of Reserve	Percent of Loans	Reserve	Percent of Reserve	Percent of Loans	Reserve	Percent of Reserve	Percent of Loans
	(Dollars in thousands)
Commercial and industrial	$11,846	62.3%	54.0%	$10,045	61.4%	53.9%	$9,232	54.0%	46.6%
Commercial real estate	5,728	30.1%	30.0%	5,434	33.2%	31.7%	7,108	41.5%	38.6%
Private banking-personal	1,427	7.6%	16.0%	871	5.4%	14.4%	771	4.5%	14.8%

Total allowance for loan losses	$19,001	100.0%	100.0%	$16,350	100.0%	100.0%	$17,111	100.0%	100.0%

Potential problem loans are identified and continually monitored through frequent, formal review processes. We evaluate the degree of loss exposure for loans on a continuous basis through our allowance for loan loss policy. Monthly updates are presented to our board of directors as to the status of loan quality.

As of September 30, 2012, we had specific reserves totaling $3.5 million related to two commercial and industrial loans, one commercial real estate loan and one unsecured loan. The total outstanding balance of these loans aggregated to $10.0 million. All of these loans were on non-accrual status as of September 30, 2012.

The allowance for loan losses is established based on our assessment of the factors noted above along with the growth in the loan portfolio. The additions to our allowance for loan losses charged to provision expense have maintained the allowance as a percent of loans at the levels as of September 30, 2012 and the end of each year, as presented in the table above.

Our charge-off policy for commercial loans requires that loans and other obligations that are not collectible be promptly charged-off in the month the loss becomes probable, regardless of the delinquency status of the loan. We may elect to recognize a partial charge-off when we have determined that the value of the collateral is less than the remaining ledger balance at the time of the evaluation. A loan or obligation is not required to be charged-off, regardless of delinquency status, if (1) we have determined there exists sufficient collateral to protect the remaining loan balance and (2) there exists a strategy to liquidate the collateral. We may also consider a number of other factors to determine when a charge-off is appropriate. These factors may include, but are not limited to:

•	The status of a bankruptcy proceeding;

•	The value of collateral and probability of successful liquidation; and

•	The status of adverse proceedings or litigation that may result in collection.

Net Charge-Offs for the Nine Months Ended September 30, 2012 and 2011. Our net loan charge-offs totaled $2.5 million, or 0.22% of average loans, for the nine months ended September 30, 2012, as compared to $4.6 million, or 0.47% of average loans, for the same period in 2011. Our net loan charge-offs for 2012 were impacted by charge-offs of $2.6 million on two commercial real estate loans, partially offset by recoveries of $104,000 on two commercial and industrial loans.

Net Charge-Offs for the Years Ended December 31, 2011 and 2010. Our net loan charge-offs totaled $6.1 million, or 0.46% of average loans, for the year ended December 31, 2011, as compared to $3.9 million, or 0.31% of average loans, for 2010. Our net loan charge-offs for 2011 were impacted by charge-offs of

$4.5 million on five commercial real estate loans and $2.3 million on three commercial and industrial loans, which were partially offset by recoveries of $118,000 on one commercial real estate loan and $556,000 on five commercial and industrial loans.

The following table provides an analysis of the allowance for loan losses and net charge-offs for the periods indicated.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Dollars in thousands)
Beginning balance	$16,350	$17,111	$17,111	$15,764	$11,623	$505	$—
Charge-offs:
Commercial and industrial	—	(2,316)	(2,316)	—	(20,031)	—	—
Commercial real estate	(2,614)	(2,732)	(4,458)	(5,670)	—	—	—
Private banking-personal	—	—	—	—	—	—	—

Total charge-offs	(2,614)	(5,048)	(6,774)	(5,670)	(20,031)	—	—

Recoveries:
Commercial and industrial	104	450	556	1,766	331	—	—
Commercial real estate	—	—	118	—	—	—	—
Private banking-personal	—	—	—	—	—	—	—

Total recoveries	104	450	674	1,766	331	—	—

Net charge-offs	(2,510)	(4,598)	(6,100)	(3,904)	(19,700)	—	—
Provision for loan losses	5,161	5,415	5,339	5,251	23,841	11,118	505

Ending balance	$19,001	$17,928	$16,350	$17,111	$15,764	$11,623	$505

Net loan charge-offs to average total loans	0.22%	0.47%	0.46%	0.31%	1.75%	—	—
Provision for loan losses to average total loans	0.46%	0.55%	0.40%	0.42%	2.11%	2.15%	1.24%
Allowance for loan losses to total loans	1.18%	1.34%	1.16%	1.33%	1.22%	1.24%	0.28%
Allowance for loan losses to nonperforming loans	137.73%	88.98%	99.53%	112.41%	143.22%	178.82%	—
Allowance for loan losses to net loan charge-offs	568.28%	291.63%	268.03%	438.29%	80.02%	—	—
Provision for loan losses to net loan charge-offs	205.62%	117.77%	87.52%	134.50%	121.02%	—	—

Nonperforming Assets

Nonperforming assets consist of nonperforming loans, other real estate owned and other repossessed assets. Nonperforming loans consist of loans that are on non-accrual status and restructured loans, which are loans on which we have granted a concession on the interest rate or original repayment terms due to financial difficulties of the borrower. Other real estate owned consists of real property acquired through foreclosure on the collateral underlying defaulted loans and includes in-substance foreclosures, which are loans for which the borrower has no equity in the collateral at market value and are therefore accounted for as if they had been foreclosed on. We initially record other real estate owned at the lower of carrying value or fair value, less estimated costs to sell the assets. We account for troubled debt restructurings in accordance with ASC 310, “Receivables.”

Our policy is to place loans in all categories on non-accrual status when collection of interest or principal is doubtful, or generally when interest or principal payments are 90 days or more past due or the borrower files for federal bankruptcy protection. There were no loans 90 days or more past due and still accruing interest and there was no interest income recognized on these loans for the nine months ended September 30, 2012 or the years ended December 31, 2011 and 2010, respectively, while these loans were on non-accrual. As of September 30, 2012, there was $13.8 million of impaired loans that were on non-accrual, compared to $16.4 million and $15.2 million, as of December 31, 2011 and 2010, respectively.

Once the determination is made that a foreclosure is necessary, the loan is reclassified as “in-substance foreclosure” until a sale date and title to the property is finalized. Once we own the property, it is maintained, marketed, rented and sold to repay the original loan. Historically, foreclosure trends in our loan portfolio have been low due to the seasoning of our portfolio. Any loans that are modified or extended are reviewed for classification as a troubled debt restructured loan. We complete a process that outlines the terms of the modification, the reasons for the proposed modification and documents the current status of the borrower.

We had nonperforming assets of $14.1 million, or 0.69% of total assets, as of September 30, 2012, as compared to $16.4 million, or 0.90% of total assets, as of December 31, 2011. The decrease in nonperforming assets in 2012 was considered within the assessment of qualitative factors in the determination of the allowance for loan losses. As of September 30, 2012, we had one parcel of other real estate owned which totaled $290,000, and no loans 90 days or more past due and still accruing interest.

We had nonperforming assets of $16.4 million, or 0.90% of total assets, as of December 31, 2011, as compared to $15.2 million, or 0.92% of total assets, as of December 31, 2010. The increase of $1.2 million in nonperforming assets in 2011 was considered within the assessment of qualitative factors in the determination of the allowance for loan losses. We had no parcels of other real estate owned, or loans 90 days or more past due and still accruing interest, as of December 31, 2011 or 2010.

The following table summarizes our nonperforming assets as of the dates indicated.

	September 30,	December 31,
	2012	2011	2010
	(Dollars in thousands)
Non-accrual loans:
Commercial and industrial	$5,814	$2,324	$461
Commercial real estate	8,107	14,249	14,765
Private banking-personal	—	—	—

Total non-accrual loans, before deferred loan fees	13,921	16,573	15,226
Net deferred loan fees	(125)	(145)	(4)

Total non-accrual loans, net of deferred loan fees	$13,796	$16,428	$15,222

Other real estate owned	290	—	—

Total non-performing assets	$14,086	$16,428	$15,222

Nonperforming troubled debt restructured loans(1)	$9,029	$12,335	$7,864
Performing troubled debt restructured loans	252	680	—
Loans past due 90 days and still accruing	—	—	—
Nonperforming loans to total loans	0.85%	1.17%	1.19%
Nonperforming assets to total assets	0.69%	0.90%	0.92%

(1)	Included in total non-accrual loans.

As of September 30, 2012, non-accrual loans contained three troubled debt restructured loans totaling $9.0 million, compared to four troubled debt restructured loans as of December 31, 2011, totaling $12.3 million and two troubled debt restructured loans as of December 31, 2010, totaling $7.9 million.

Potential Problem Loans

Potential problem loans are those loans that are not categorized as nonperforming loans, but where current information indicates that the borrower may not be able to comply with present loan repayment terms. We monitor past due status as an indicator of credit deterioration and potential problem loans. A loan is considered past due when the contractual principal or interest due in accordance with the terms of the loan agreement remains unpaid after the due date of the scheduled payment. To the extent that loans become past due, we assess the potential for loss on such loans as we would with other problem loans and consider the effect of any potential loss in determining any provision for probable loan losses. We also assess alternatives to maximize collection of any past due loans, including, without limitation, restructuring loan terms, requiring additional loan guarantee(s) or collateral or other planned action. The following table presents the age analysis of past due loans segregated by class of loan, as of the dates indicated.

	As of September 30, 2012
	30-59 Days Past Due	60-89 Days Past Due	Loans Past Due 90 Days or More	Total Past Due	Current Loans	Total Loans Receivable
	(In thousands)
Commercial and industrial	$—	$1,481	$5,814	$7,295	$867,823	$875,118
Commercial real estate	—	1,918	8,107	10,025	477,077	487,102
Private banking-personal	—	—	—	—	259,255	259,255

Total loans, before deferred loan fees	$—	$3,399	$13,921	$17,320	$1,604,155	$1,621,475

	As of December 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	Loans Past Due 90 Days or More	Total Past Due	Current Loans	Total Loans Receivable
	(In thousands)
Commercial and industrial	$—	$—	$2,324	$2,324	$758,604	$760,928
Commercial real estate	—	—	14,249	14,249	434,057	448,306
Private banking-personal	—	—	—	—	202,984	202,984

Total loans, before deferred loan fees	$—	$—	$16,573	$16,573	$1,395,645	$1,412,218

	As of December 31, 2010
	30-59 Days Past Due	60-89 Days Past Due	Loans Past Due 90 Days or More	Total Past Due	Current Loans	Total Loans Receivable
	(In thousands)
Commercial and industrial	$—	$—	$461	$461	$600,241	$600,702
Commercial real estate	—	—	14,765	14,765	482,653	497,418
Private banking-personal	—	—	—	—	191,826	191,826

Total loans, before deferred loan fees	$—	$—	$15,226	$15,226	$1,274,720	$1,289,946

On a monthly basis, we monitor various credit quality indicators for our loan portfolio, including delinquency, nonperforming status, changes in risk ratings, changes in the underlying performance of the borrowers and other relevant factors.

We also monitor the loan portfolio through an internal risk rating system on a periodic basis. Loan risk ratings are assigned based upon the creditworthiness of the borrower. Loan risk ratings are reviewed on an ongoing basis according to internal policies. Loans within the pass rating generally have a lower risk of loss than loans that are risk rated as special mention and substandard, which generally have an increasing risk of loss. Our internal risk ratings, which are consistent with regulatory guidance, are as follows:

•

Non-Rated—Loans to individuals and certain trusts are not individually risk rated, unless they are fully secured by liquid assets or cash, or have an exposure that exceeds $250,000 and have certain actionable covenants, such as a liquidity covenant or a financial reporting covenant. In addition, commercial loans with an exposure of less than $500,000 are not required to be individually risk rated. A loan with an exposure below $500,000 is risk rated if it is secured by marketable securities or if it becomes a criticized loan. The majority of the private banking-personal loans that are not risk rated are residential mortgages and home equity loans. We monitor the performance of non-rated loans through ongoing reviews of payment delinquencies.

•	Pass—The loan is currently performing in accordance with its contractual terms.

•

Special Mention—A special mention loan has potential weaknesses that warrant management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects or in our credit position at some future date. Economic and market conditions, beyond the customer’s control, may in the future necessitate this classification.

•

Substandard—A substandard loan is not adequately protected by the net worth and/or paying capacity of the obligor or by the collateral pledged, if any. Substandard loans have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. These loans are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

The following tables present the recorded investment in loans by credit quality indicator, as of the dates indicated.

	As of September 30, 2012
	Commercial and Industrial	Commercial Real Estate	Private Banking- Personal	Total Loans
	(In thousands)
Non-rated	$1,112	$175	$89,931	$91,218
Pass	840,247	462,415	166,222	1,468,884
Special mention	12,294	12,078	2,998	27,370
Substandard	21,465	12,434	104	34,003

Total loans, before deferred loan fees	$875,118	$487,102	$259,255	$1,621,475

	As of December 31, 2011
	Commercial and Industrial	Commercial Real Estate	Private Banking- Personal	Total Loans
	(In thousands)
Non-rated	$1,348	$755	$81,349	$83,452
Pass	717,794	427,014	121,531	1,266,339
Special mention	21,543	5,605	104	27,252
Substandard	20,243	14,932	—	35,175

Total loans, before deferred loan fees	$760,928	$448,306	$202,984	$1,412,218

	As of December 31, 2010
	Commercial and Industrial	Commercial Real Estate	Private Banking- Personal	Total Loans
	(In thousands)
Non-rated	$1,812	$3,247	$56,146	$61,205
Pass	565,820	460,528	135,680	1,162,028
Special mention	7,976	682	—	8,658
Substandard	25,094	32,961	—	58,055

Total loans, before deferred loan fees	$600,702	$497,418	$191,826	$1,289,946

Investment Securities

We utilize investment activities to enhance net interest income while supporting interest rate sensitivity and liquidity positions. Our securities portfolio consists primarily of available-for-sale securities, coupled with a small portfolio of investment securities held for trading purposes. As of September 30, 2012, December 31, 2011 and December 31, 2010, no securities within our investment portfolio were classified as held-to-maturity. Securities purchased with the intent to sell under trading activity are recorded at fair value and changes to fair value are recognized in the statement of operations. Securities categorized as available-for-sale are recorded at fair value and changes in the fair value of these securities are recognized as a component of total stockholders’ equity, within accumulated other comprehensive income (loss).

On a quarterly basis, we determine the fair market value of our investment securities based on information provided by two external sources. In addition, on a quarterly basis, we conduct an internal evaluation of changes in the fair market value of our investment securities to gain a level of comfort with the market value information received from the external sources, as described above.

Securities, like loans, are subject to interest rate and credit risk. In addition, by their nature, securities classified as available-for-sale or trading are also subject to fair value risks that could negatively affect the level of liquidity available to us, as well as stockholders’ equity. We utilize an independent investment advisor to assist us in the management of our investment portfolio, subject to the investment parameters set forth in our investment policy.

We perform a quarterly review of our investment securities to identify those that may indicate other-than-temporary impairment, or OTTI. Our policy for OTTI is based upon a number of factors, including but not limited to, the length of time and extent to which the estimated fair value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the investment security’s ability to recover any decline in its estimated fair value and whether we intend to sell the investment security or if it is more likely than not that we will be required to sell the investment security prior to its recovery. If the financial markets experience deterioration, charges to income could occur in future periods.

Our securities portfolio consists primarily of U.S. government agency obligations, mortgage-backed securities, corporate bonds and municipal bonds, all with varying contractual maturities. However, these maturities do not necessarily represent the expected life of the securities as the securities may be called or paid down without penalty prior to their stated maturities. The targeted duration for our investment portfolio is between 3 to 5 years. No investment in any of these securities exceeds any applicable limitation imposed by law or regulation. Our Asset/Liability Management Committee, or ALCO, reviews the investment portfolio on an ongoing basis to ensure that the investments conform to our investment policy.

Available-for-Sale Investment Securities. We held $195.9 million in available-for-sale investment securities as of September 30, 2012, an increase of $32.5 million, or 19.9%, from December 31, 2011. This increase was attributable to our strategy to increase the mix of investment securities as a percent of total earning assets in an effort to improve earnings and liquidity, while maintaining an acceptable level of interest rate risk. Available-for-sale investment securities as of December 31, 2011, which totaled $163.4 million, represented an increase of $19.6 million, or 13.6%, from $143.8 million as of December 31, 2010. The increase during 2011 was the result of our continuing strategy to increase the mix of investment securities as a percent of total earning assets in an effort to improve earnings and liquidity while maintaining an acceptable level of interest rate risk.

On a fair value basis, 38.7% of our available-for-sale investment securities as of September 30, 2012, were floating rate securities for which yields increase or decrease based on changes in market interest rates. As of December 31, 2011 and 2010, floating rate securities comprised of 44.0% and 19.0%, respectively, of our available-for-sale investment securities.

On a fair value basis, 58.6% of our available-for-sale investment securities as of September 30, 2012, were agency securities, which tend to have a lower risk profile, while the remainder of the portfolio comprised of municipal bonds, non-agency commercial mortgage-backed securities and corporate bonds. As of December 31, 2011 and 2010, agency securities comprised of 69.8% and 46.0%, respectively, of our available-for-sale investment securities.

The following tables summarize the carrying value and fair value of investment securities available-for-sale, as of the dates indicated.

	As of September 30, 2012
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
	(In thousands)
U.S. Treasury notes	$—	$—	$—	$—
Corporate bonds	54,591	576	199	54,968
Municipal bonds	17,656	261	—	17,917
Non-agency mortgage-backed securities	7,749	384	—	8,133
Agency collateralized mortgage obligations	58,627	1,764	3	60,388
Agency mortgage-backed securities	53,790	749	76	54,463

Total investment securities available-for-sale	$192,413	$3,734	$278	$195,869

	As of December 31, 2011
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
	(In thousands)
U.S. Treasury notes	$—	$—	$—	$—
Corporate bonds	49,689	90	493	49,286
Municipal bonds	—	—	—	—
Non-agency mortgage-backed securities	—	—	—	—
Agency collateralized mortgage obligations	69,732	753	162	70,323
Agency mortgage-backed securities	42,835	1,068	120	43,783

Total investment securities available-for-sale	$162,256	$1,911	$775	$163,392

	As of December 31, 2010
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
	(In thousands)
U.S. Treasury notes	$24,971	$—	$725	$24,246
Corporate bonds	52,723	680	—	53,403
Municipal bonds	—	—	—	—
Non-agency mortgage-backed securities	—	—	—	—
Agency collateralized mortgage obligations	52,533	—	859	51,674
Agency mortgage-backed securities	14,128	503	117	14,514

Total investment securities available-for-sale	$144,355	$1,183	$1,701	$143,837

The following tables set forth the fair value, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of our available-for-sale investment securities portfolio as of the dates indicated. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of September 30, 2012
	One Year or Less		One Year Through Five Years		Five Years Through 10 Years		Over 10 Years		Total Fair Value
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. Treasury notes	$—	—	$—	—	$—	—	$—	—	$—	—
Corporate bonds	25,579	2.51%	29,389	2.50%	—	—	—	—	54,968	2.50%
Municipal bonds	—	—	—	—	16,390	1.83%	1,527	2.84%	17,917	1.91%
Non-agency mortgage-backed securities	—	—	—	—	—	—	8,133	4.13%	8,133	4.13%
Agency collateralized mortgage obligations	—	—	—	—	3,050	0.77%	57,338	0.91%	60,388	0.91%
Agency mortgage- backed securities	—	—	—	—	—	—	54,463	1.53%	54,463	1.53%

Total	$25,579		$29,389		$19,440		$121,461		$195,869

Weighted average yield		2.51%		2.50%		1.66%		1.43%		1.76%

	As of December 31, 2011
	One Year or Less		One Year Through Five Years		Five Years Through 10 Years		Over 10 Years		Total Fair Value
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. Treasury notes	$—	—	$—	—	$—	—	$—	—	$—	—
Corporate bonds	—	—	49,286	2.30%	—	—	—	—	49,286	2.30%
Municipal bonds	—	—	—	—	—	—	—	—	—	—
Non-agency mortgage-backed securities	—	—	—	—	—	—	—	—	—	—
Agency collateralized mortgage obligations	—	—	3,508	0.80%	—	—	66,815	0.94%	70,323	0.93%
Agency mortgage- backed securities	—	—	—	—	—	—	43,783	2.43%	43,783	2.43%

Total	$—		$52,794		$—		$110,598		$163,392

Weighted average yield		—		2.20%		—		1.53%		1.75%

For additional information regarding our available-for-sale investment securities portfolio, see note 2 to our consolidated financial statements for the years ended December 31, 2011 and 2010 included in this prospectus.

Deposits

Deposits are our primary source of funds to support our earning assets, and we source deposits through multiple channels. We have focused on creating and growing diversified, stable, and low all-in cost deposit channels without operating through a traditional branch network. These sources include primarily deposits from high net worth individuals, family offices, trust companies, wealth management firms, middle market businesses and their executives, and other financial institutions. We compete for deposits by offering a range of products and services to our customers, at competitive rates. We believe that our deposit base is stable, diversified and low all-in cost. We further believe we have the ability to attract new deposits to fund our projected loan growth.

As of September 30, 2012, we consider more than 90.0% of our total deposits to be sourced from direct customer relationships. Some of our relationship-based deposits, including reciprocal time deposits placed through Promontory’s CDARS® service and demand deposits placed through Promontory’s Insured Cash Sweep service, have been classified for regulatory purposes as brokered deposits.

During our initial years of operations, as we were building relationships, we relied more heavily on brokered deposits as the primary component of our overall deposit strategy. As our institution has matured, however, we have developed and enhanced relationships with customers within our primary markets and the amount of non-brokered deposits has grown as a percentage of our total deposits.

The table below depicts average balances of our deposit portfolio broken out by major deposit category, for the periods indicated.

	Nine Months Ended September 30,				Years Ended December 31,
	2012		2011		2011		2010
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	(Dollars in thousands)
Noninterest-bearing checking accounts	$197,328	—	$138,147	—	$150,996	—	$24,169	—
Interest-bearing checking accounts	3,910	0.07%	6,139	0.57%	5,540	0.49%	74,267	0.41%
Money market deposit accounts	648,750	0.60%	634,126	0.95%	619,607	0.88%	509,670	1.06%
Time deposits (excluding CDARS®)	466,200	1.32%	327,231	1.87%	346,366	1.78%	249,220	2.30%
CDARS® time deposits	383,101	0.97%	461,218	1.43%	453,526	1.39%	639,799	1.44%

Total average deposits	$1,699,289	0.81%	$1,566,861	1.20%	$1,576,035	1.14%	$1,497,125	1.38%

Average Deposits for the Nine Months Ended September 30, 2012 and 2011. For the nine months ended September 30, 2012, our average total deposits were $1.7 billion, representing an increase of $132.4 million or 8.5%, from 2011. The deposit growth was driven by increases in noninterest-bearing checking and money market deposit accounts, and time deposit accounts. In terms of percentage mix, an increase in average transaction deposits (noninterest-bearing and interest-bearing checking accounts), to 11.8% of total deposits as of September 30, 2012, from 9.2% for the same period in 2011, was offset by a decrease in average money market deposits, to 38.2% as of September 30, 2012, from 40.5% as of September 30, 2011 and a decrease in average time deposits, to 50.0%, as of September 30, 2012, from 50.3% as of September 30, 2011. The increase in mix towards lower rate deposits is the result of management’s strategy to focus on growth of non-brokered deposits while reducing our overall cost of funds.

Average Deposits for the Years Ended December 31, 2011 and 2010. For the year ended December 31, 2011, our average total deposits grew by $78.9 million, or 5.3%, as compared to 2010. The growth was attributable to increases in noninterest-bearing checking and money market deposit accounts, partially offset by decreases in interest-bearing checking and time deposit accounts. In terms of percentage mix, an increase in transaction deposits (noninterest-bearing and interest-bearing checking accounts), from 6.6% of total deposits in 2010 to 9.9% in 2011 and an increase in money market deposits, from 34.0% in 2010 to 39.3% in 2011, were offset by a decrease in time deposits, from 59.4% in 2010 to 50.8% in 2011.

Certificates of Deposits and Other Time Deposits

Maturities of certificates of deposits and other time deposits of $100,000 or more outstanding are summarized below, as of the dates indicated.

	As of September 30,	As of December 31,
	2012	2011	2010
	(In thousands)
Months to Maturity:
Three months or less	$137,670	$217,775	$244,409
Over three to six months	151,061	90,493	113,581
Over six to 12 months	297,601	241,981	223,062
Over 12 months	161,964	131,319	76,955

Total	$748,296	$681,568	$658,007

Borrowings

Deposits are the primary source of funds for our lending and investment activities, as well as, and general business purposes. As an alternative source of liquidity, we may obtain advances from the FHLB of Pittsburgh, sell investment securities subject to our obligation to repurchase them, purchase Federal funds or engage in overnight borrowings from the FHLB or our correspondent banks. The following table presents certain information with respect to our borrowings, as of September 30, 2012.

	Amount	Rate	Maximum Outstanding at Any Month End	Original Term
	(Dollars in thousands)
FHLB borrowings: short-term	$5,000	0.23%	$5,000	7 days
FHLB borrowings: long-term	20,000	0.42%	20,000	2 years

Total borrowings	$25,000	0.39%	$25,000

On September 25, 2012, we borrowed $25.0 million from the FHLB, as set forth in the table above. We had no prior borrowings in 2012 and no borrowings during the years ended December 31, 2011 and 2010.

Liquidity

We evaluate liquidity both at the parent company level and at the Bank level. Because TriState Capital Bank represents our only material asset, other than cash, our primary sources of funds at the parent company level are cash on hand, dividends paid to us from the bank and the net proceeds of our capital offerings. As of September 30, 2012, our primary liquidity needs at the parent company level were minimal and related solely to reimbursing TriState Capital Bank for accounting and financial reporting services provided by bank personnel. On September 26, 2012, we redeemed $24.2 million in preferred stock issued to the Department of the Treasury in connection with our participation in the Capital Purchase Program. For the nine months ended September 30, 2012, parent company obligations totaled approximately $1.1 million, compared to $1.3 million and $1.6 million for the years ended December 31, 2011 and 2010, respectively. Our parent company obligations for the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, consisted of dividend payments on the preferred stock that we had issued to the Department of the Treasury in connection with our participation in the Capital Purchase Program. To date, we have funded all parent company obligations through dividends received from TriState Capital Bank or with the net proceeds of our private placements. We believe that our cash on hand at the holding company level, which was $638,000 as of September 30, 2012, coupled with the dividend paying capacity of TriState Capital Bank, were adequate to fund any foreseeable parent company obligations as of September 30, 2012.

Our goal in liquidity management at the Bank level is to satisfy the cash flow requirements of depositors and borrowers, as well as our operating cash needs. These requirements include the payment of deposits on demand at their contractual maturity, the repayment of borrowings as they mature, the payment of our ordinary business obligations, the ability to fund new and existing loans and other funding commitments, and the ability to take advantage of new business opportunities. Our ALCO has established an asset/liability management policy designed to achieve and maintain earnings performance consistent with long-term goals while maintaining acceptable levels of interest rate risk, “well capitalized” regulatory capital ratios and adequate levels of liquidity. The ALCO has also established a contingency funding plan to address liquidity crisis conditions. ALCO is designated as the body responsible for compliance and implementation. The ALCO, which includes members of executive management, reviews liquidity on a periodic basis and approves significant changes in strategies that affect balance sheet or cash flow positions.

Our principal sources of asset liquidity are cash and cash due from banks, interest-earning deposits with banks, federal funds sold, unpledged securities available-for-sale, loan repayments (scheduled and unscheduled payments) and earnings. Liability liquidity sources include a stable deposit base, the ability to renew maturing certificates of deposits, borrowing availability at the FHLB of Pittsburgh, unsecured lines with another financial institution, access to the brokered CD market including CDARS®, and the ability to raise debt and equity. Customer deposits are an important source of liquidity which depends on the confidence of those customers in us, supported by our capital position and the protection provided by FDIC insurance.

We measure and monitor liquidity on an ongoing basis, which allows us to more effectively understand and react to trends in our balance sheet. In addition, the ALCO uses a variety of methods to monitor our liquidity position, including a liquidity gap, which measures potential sources and uses of funds over future periods. Policy guidelines have been established for a variety of metrics, such as net loans and leases to deposits, brokered funding composition, cash to total loans and duration of time deposits, all of which are utilized in measuring and managing our liquidity position. The ALCO also performs contingency funding and capital stress analyses at least quarterly to determine our ability to meet potential liquidity and capital needs under stress scenarios that cover varying time horizons ranging from immediate to long term. Policy guidelines require coverage ratios of potential sources greater than uses depending on the scenario and time horizon. These are reviewed on a quarterly basis with our board of directors.

We believe that our liquidity position continues to be strong as evidenced by our ability to generate strong growth in deposits. As a result, we are minimally reliant on borrowings as evidenced by our ratio of total deposits to total assets of 87.3%, 89.3% and 88.6% as of September 30, 2012, December 31, 2011 and 2010, respectively. As of September 30, 2012, we had available liquidity of $516.0 million, or 25.5% of total assets. These sources were comprised of liquid assets (cash and cash equivalents, and investment securities available-for-sale and not pledged under the FHLB borrowing capacity), totaling $297.5 million, or 14.7% of total assets, coupled with secondary sources of liquidity (the ability to borrow from the FHLB and a correspondent bank line) totaling $218.5 million, or 10.8% of total assets.

The following table shows our available liquidity, by source, as of the dates indicated.

	September 30,	December 31,
	2012	2011	2010
	(In thousands)
Available cash	$142,572	$197,408	$163,334
Unpledged investment securities	154,940	113,981	11,194
Net borrowing capacity	218,514	250,322	364,970

Total liquidity	$516,026	$561,711	$539,498

For the nine months ended September 30, 2012, we generated $17.4 million in cash from operating activities, compared to $12.9 million for the same period in 2011, mainly due to higher net income. Investing activities resulted in a net cash outflow of $254.4 million, for the nine months ended September 30, 2012, as compared to $63.1 million for the same period in 2011. This was primarily due to net loan growth of $213.6 million for the nine months ended September 30, 2012, compared to $64.4 million for the same period in 2011, coupled with purchases of investment securities totaling $150.2 million, for the nine months ended September 30, 2012, compared to $104.0 million for the same period in 2011. Financing activities resulted in a net inflow of $178.5 million for the nine months ended September 30, 2012, compared to $101.6 million for the same period in 2011, primarily as a result of net deposit growth of $132.8 million for the nine months ended September 30, 2012 compared to $102.3 million for the same period in 2011, as well as borrowings of $25.0 million and net proceeds from the sale of our Series C preferred stock of $46.0 million, partially offset by the repurchase of $24.2 million in preferred stock issued to the Department of the Treasury in connection with our participation in the Capital Purchase Program.

Capital Resources

The access to, and cost of, funding for new business initiatives, including acquisitions, the ability to engage in expanded business activities, the ability to pay dividends, the level of deposit insurance costs and the level and nature of regulatory oversight depend, in part, on our capital position.

The assessment of capital adequacy depends on a number of factors, including asset quality, liquidity, earnings performance, changing competitive conditions and economic forces. We seek to maintain a strong capital base to support our growth and expansion activities, to provide stability to current operations and to promote public confidence.

Our primary sources of capital have been our operating earnings and the net proceeds of our private placements, which have included an aggregate of $168.4 million in common stock, $46.0 million in convertible preferred stock issued to a private investor and $23.0 million in preferred stock issued to the Department of the Treasury in connection with our participation in the Capital Purchase Program. As part of our strategic capital plan, on September 26, 2012, we redeemed all of the outstanding preferred stock issued to the Department of the Treasury.

Stockholders’ Equity.  Stockholders’ equity increased to $216.1 million as of September 30, 2012, compared to $184.5 million and $175.6 million as of December 31, 2011 and 2010, respectively. The $31.6 million increase during 2012 was attributable to operating earnings of $8.7 million, the impact of $677,000 in stock options and restricted stock awards, $46.0 million in net proceeds from the sale of our Series C preferred stock, and an increase of $1.5 million in accumulated other comprehensive income, partially offset by the repurchase of $24.2 million in preferred stock issued to the Department of the Treasury in connection with our participation in the Capital Purchase Program and related preferred dividends totaling $1.1 million.

The $8.9 million increase in stockholders’ equity during 2011 was primarily attributable to our operating earnings of $7.2 million, supplemented by the impact of $1.8 million primarily in stock options and restricted stock and an increase of $1.1 million in accumulated other comprehensive income, partially offset by $1.2 million in dividends paid on preferred stock issued to the Department of the Treasury in connection with our participation in the Capital Purchase Program.

Regulatory Capital.  As of September 30, 2012, December 31, 2011 and December 31, 2010, TriState Capital Holdings and TriState Capital Bank were in compliance with all applicable regulatory capital requirements, and TriState Capital Bank was classified as “well capitalized,” for purposes of the FDIC’s prompt corrective action regulations. As we employ our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain “well capitalized” under the applicable regulatory guidelines and in compliance with all regulatory capital standards applicable to us.

The following table presents the actual capital amounts and regulatory capital ratios for TriState Capital Holdings and TriState Capital Bank as of the dates indicated.

	Actual		Required For Capital Adequacy Purposes		Required To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
September 30, 2012
Tier 1 Leverage:
TriState Capital Holding, Inc.	$213,885	10.80%	N/A	N/A	N/A	N/A
TriState Capital Bank	213,235	10.76%	$158,505	8.00%	$158,505	8.00%
Tier 1 Risk-Based:
TriState Capital Holding, Inc.	213,885	10.91%	N/A	N/A	N/A	N/A
TriState Capital Bank	213,235	10.88%	78,405	4.00%	117,607	6.00%
Total Risk-Based:
TriState Capital Holding, Inc.	233,372	11.91%	N/A	N/A	N/A	N/A
TriState Capital Bank	232,722	11.87%	156,809	8.00%	196,012	10.00%

	Actual		Required For Capital Adequacy Purposes		Required To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2011
Tier 1 Leverage:
TriState Capital Holding, Inc.	$183,714	10.18%	N/A	N/A	N/A	N/A
TriState Capital Bank	183,056	10.14%	$144,408	8.00%	$144,408	8.00%
Tier 1 Risk-Based:
TriState Capital Holding, Inc.	183,714	10.63%	N/A	N/A	N/A	N/A
TriState Capital Bank	183,056	10.59%	69,144	4.00%	103,716	6.00%
Total Risk-Based:
TriState Capital Holding, Inc.	200,498	11.60%	N/A	N/A	N/A	N/A
TriState Capital Bank	199,840	11.56%	138,288	8.00%	172,860	10.00%
December 31, 2010
Tier 1 Leverage:
TriState Capital Holding, Inc.	$175,901	9.85%	N/A	N/A	N/A	N/A
TriState Capital Bank	175,230	9.81%	$142,900	8.00%	$142,900	8.00%
Tier 1 Risk-Based:
TriState Capital Holding, Inc.	175,901	11.48%	N/A	N/A	N/A	N/A
TriState Capital Bank	175,230	11.43%	61,316	4.00%	91,975	6.00%
Total Risk-Based:
TriState Capital Holding, Inc.	193,012	12.59%	N/A	N/A	N/A	N/A
TriState Capital Bank	192,341	12.55%	122,633	8.00%	153,291	10.00%

Contractual Obligations and Commitments

The following tables present significant fixed and determinable contractual obligations of principal that may require future cash payments as of the dates indicated.

	September 30, 2012
	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
	(In thousands)
Deposits without a stated maturity	$918,291	$—	$—	$—	$918,291
Certificates and other time deposits	632,334	219,263	—	—	851,597
Borrowings	5,000	20,000	—	—	25,000
Operating leases	1,466	2,769	2,140	1,597	7,972

Total contractual obligations	$1,557,091	$242,032	$2,140	$1,597	$1,802,860

	December 31, 2011
	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
	(In thousands)
Deposits without a stated maturity	$797,963	$—	$—	$—	$797,963
Certificates and other time deposits	632,191	191,972	15,000	—	839,163
Borrowings	—	—	—	—	—
Operating leases	1,264	2,585	1,778	1,251	6,878

Total contractual obligations	$1,431,418	$194,557	$16,778	$1,251	$1,644,004

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions that are not included in our consolidated balance sheets in accordance with accounting principles generally accepted in the United States. These transactions include commitments to extend credit in the ordinary course of business to approved customers.

Generally, loan commitments have been granted on a temporary basis for working capital or commercial real estate financing requirements or may be reflective of loans in various stages of funding. These commitments are recorded on our financial statements as they are funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Loan commitments include unused commitments for open end lines secured by one to four family residential properties and commercial properties, commitments to fund loans secured by commercial real estate, construction loans, business lines of credit and other unused commitments.

Standby letters of credit are written conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer.

We minimize our exposure to loss under loan commitments and standby letters of credit by subjecting them to credit approval and monitoring procedures. The effect on our revenues, expenses, cash flows and liquidity of the unused portions of these commitments cannot be reasonably predicted because while the borrower has the ability to draw upon these commitments at any time, these commitments often expire without being drawn upon. There is no guarantee that the lines of credit will be used. The following is a summary of the total notional amount of loan commitments and standby letters of credit outstanding as of the dates indicated.

	September 30, 2012
	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
	(In thousands)
Unused loan commitments	$175,682	$136,965	$149,298	$18,259	$480,204
Standby letters of credit	18,737	25,409	58,513	—	102,659

Total off-balance sheet arrangements	$194,419	$162,374	$207,811	$18,259	$582,863

	December 31, 2011
	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
	(In thousands)
Unused loan commitments	$146,298	$110,541	$134,926	$26,556	$418,321
Standby letters of credit	13,374	31,026	54,012	333	98,745

Total off-balance sheet arrangements	$159,672	$141,567	$188,938	$26,889	$517,066

Market Risk

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. Our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact the level of both income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Because of the nature of our operations, we are not subject to foreign exchange or commodity price risk. From time to time we do hold market risk sensitive instruments for trading purposes. The summary information provided in this section should be read in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere is this prospectus.

Interest rate risk is comprised of re-pricing risk, basis risk, yield curve risk and option risk. Re-pricing risk arises from differences in the cash flow or re-pricing between asset and liability portfolios. Basis risk arises when asset and liability portfolios are related to different market rate indexes, which do not always change by the same amount or at the same time. Yield curve risk arises when asset and liability portfolios are related to different maturities on a given yield curve; when the yield curve changes shape, the risk position is altered. Option risk arises from embedded options within asset and liability products as certain borrowers have the option to prepay their loans when rates fall, while certain depositors can redeem their certificates when rates rise.

Our ALCO actively measures and manages interest rate risk. The ALCO is responsible for the formulation and implementation of strategies to improve balance sheet positioning and earnings, and reviewing our interest rate sensitivity position. This involves devising policy guidelines, risk measures and limits, and managing the amount of interest rate risk and its effect on net interest income and capital.

We utilize an asset/liability model to measure and manage interest rate risk. The specific measurement tools used by management on at least a quarterly basis include net interest income simulation, economic value of equity and gap analysis. All are static measures that do not incorporate assumptions regarding future business. All are also measures of interest rate sensitivity used to help us develop strategies for managing exposure to interest rate risk rather than projecting future earnings.

In our view, all three measures also have specific benefits and shortcomings. Net interest income, or NII, simulation explicitly measures exposure to earnings from changes in market rates of interest but does not provide a long-term view. Economic value of equity, or EVE, helps identify changes in optionality and price over a longer term horizon but its liquidation perspective does not convey the earnings-based measures that are typically the focus of managing and valuing a going concern. Gap analysis compares the difference between the amount of interest-earning assets and interest-bearing liabilities subject to re-pricing over a period of time but only captures a single rate environment. Reviewing these various measures collectively helps management obtain a comprehensive view of our interest risk rate profile.

The following NII simulation and EVE metrics were calculated using rate shocks which represent immediate rate changes that move all market rates by the same amount instantaneously. The variance percentages represent the change between the NII simulation and EVE calculated under the particular rate scenario versus the NII simulation and EVE was calculated assuming market rates as of the dates indicated.

	September 30, 2012			December 31, 2011
	Amount Change from Base Case	Percent Change from Base Case	ALCO Guidelines	Amount Change from Base Case	Percent Change from Base Case
	(Dollars in thousands)
Earnings at Risk:
+300	$12,311	21.04%	-20.00%	$12,408	23.34%
+200	7,249	12.39%	-15.00%	7,214	13.57%
+100	2,839	4.85%	-10.00%	2,838	5.34%
-100	2,554	4.36%	-10.00%	3,117	5.86%
Economic Value of Equity:
+300	(11,438)	(5.10%)	+/-30.00%	(11,131)	(5.87%)
+200	(8,587)	(3.83%)	+/-20.00%	(8,587)	(4.53%)
+100	(5,110)	(2.28%)	+/-10.00%	(5,457)	(2.88%)
-100	2,321	1.04%	+/-10.00%	(2,329)	(1.23%)

Given the relatively low current interest rate environment, it is our strategy to continue to manage an asset sensitive interest rate risk position in our net interest income measure. Therefore, rising rates are expected to have a positive effect on net interest income versus net interest income if rates remain unchanged. The results of the EVE calculation, while negative, indicate a low level of interest rate risk. We also acknowledge and will simultaneously attempt to manage the liability sensitivity demonstrated in our economic value of equity measure.

The following gap analysis presents the amounts of interest-earning assets and interest-bearing liabilities that are subject to re-pricing within the periods indicated.

	Interest Rate Sensitivity Period September 30, 2012
	0-90 Days	91-180 Days	181-365 Days	1-3 Years	3-5 Years	Over 5 Years	Non- Sensitive	Total Balance
	(Dollars in thousands)
Assets:
Interest-bearing deposits	$172,020	$—	$—	$—	$—	$—	$—	$172,020
Federal funds sold	4,696	—	—	—	—	—	—	4,696
Investment securities	73,889	18,050	28,861	29,004	2,075	36,829	7,161	195,869
Total loans	1,241,306	16,336	21,887	261,170	66,941	(1,043)	8,943	1,615,540
Other assets	—	—	—	—	—	—	39,139	39,139

Total assets	1,491,911	34,386	50,748	290,174	69,016	35,786	55,243	$2,027,264

Liabilities:
Transaction accounts	844,523	—	—	—	—	—	73,769	918,292
Certificates of deposit	143,698	148,721	332,914	226,263	—	—	—	851,596
Short-term borrowings	5,000	—	—	—	—	—	—	5,000
Long-term borrowings	—	—	—	20,000	—	—	—	20,000
Other liabilities	—	—	—	—	—	—	16,286	16,286

Total liabilities	993,221	148,721	332,914	246,263	—	—	90,055	1, 811,174
Equity	—	—	—	—	—	—	216,090	216,090

Total liabilities and equity	993,221	148,721	332,914	246,263	—	—	306,145	$2,027,264

Interest rate sensitivity gap	$498,690	$(114,335)	$(282,166)	$43,911	$69,016	$35,786	$(250,902)

Cumulative interest rate sensitivity gap	$498,690	$384,355	$102,189	$146,100	$215,116	$250,902

Cumulative interest rate sensitive assets to rate sensitive liabilities	150.2%	133.7%	106.9%	108.5%	112.5%	114.6%	111.9%
Cumulative gap as a percent of total earning assets	24.6%	19.0%	5.0%	7.2%	10.6%	12.4%

	Interest Rate Sensitivity Period December 31, 2011
	0-90 Days	91-180 Days	181-365 Days	1-3 Years	3-5 Years	Over 5 Years	Non- Sensitive	Total Balance
	(Dollars in thousands)
Assets:
Interest-bearing deposits	$228,606	$—	$—	$—	$—	$—	$—	$228,606
Federal funds sold	6,811	—	—	—	—	—	—	6,811
Investment securities	62,036	6,688	28,385	55,419	3,392	4,252	3,220	163,392
Total loans	1,034,787	11,472	21,051	284,630	45,159	(3,637)	13,533	1,406,995
Other assets	—	—	—	—	—	—	27,646	27,646

Total assets	1,332,240	18,160	49,436	340,049	48,551	615	44,399	$1,833,450

Liabilities:
Transaction accounts	600,472	—	—	—	—	—	197,491	797,963
Certificates of deposit	243,177	123,340	265,674	191,972	15,000	—	—	839,163
Short-term borrowings	—	—	—	—	—	—	—	—
Long-term borrowings	—	—	—	—	—	—	—	—
Other liabilities	—	—	—	—	—	—	11,872	11,872

Total liabilities	843,649	123,340	265,674	191,972	15,000	—	209,363	1,648,998
Equity	—	—	—	—	—	—	184,452	184,452

Total liabilities and equity	843,649	123,340	265,674	191,972	15,000	—	393,815	$1,833,450

Interest rate sensitivity gap	$488,591	$(105,180)	$(216,238)	$148,077	$33,551	$615	$(349,416)

Cumulative interest rate sensitivity gap	$488,591	$383,411	$167,173	$315,250	$348,801	$349,416

Cumulative interest rate sensitive assets to rate sensitive liabilities	157.9%	139.6%	113.6%	122.1%	124.2%	124.3%	111.2%
Cumulative gap as a percent of total earning assets	26.6%	20.9%	9.1%	17.2%	19.0%	19.1%

The gap table analysis demonstrates our asset sensitivity because the ratio of our cumulative interest rate sensitive assets to interest rate sensitive liabilities is in excess of 100% for both periods. The cumulative twelve-month ratio of interest rate sensitive assets to interest rate sensitive liabilities decreased slightly to 106.9% as of September 30, 2012, as compared to 113.6% as of December 31, 2011.

Various loans across the bank’s portfolio have floating rate index floors. As of September 30, 2012 and December 31, 2011, there were $294.9 million and $305.1 million, respectively in loans with a maturity greater than one year and an index floor rate greater than the current index rate. Of these amounts, $151.7 million and $137.3 million, respectively, have an index floor rate less than 100 basis points above the current index rate. These loans are allocated to the zero to 90 days bucket in our gap analysis since we believe they would behave more like floating rate loans given a 100 basis point upward shock in interest rates. The remaining $143.2 million and $167.8 million, respectively, have an index floor rate greater than 100 basis points above the current index rate. These loans are allocated to the one to three years bucket in our gap analysis since we believe they would behave more like fixed rate loans given a 100 basis point upward shock in interest rates.

Additionally, in all of these analyses (NII, EVE and gap), we use the most conservative treatment of non-maturity, interest-bearing deposits. In our gap analysis, the allocation of non-maturity, interest-bearing deposits is fully reflected in the zero to 90 days maturity category. The allocation of non-maturity, noninterest-bearing deposits is fully reflected in the non-sensitive category. In taking this approach, we provide ourselves with no benefit from a potential time-lag in the increase of our non-maturity, interest-bearing deposits.

Impact of Inflation

Our financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States, which require the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and stockholders’ equity.

Application of Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP and with general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of related revenues and expenses. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect the financial results of our operations and financial condition.

Certain accounting policies inherently are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions and where changes in those estimates and assumptions could have a significant impact on our consolidated financial statements. Management currently views the following accounting policies and estimates as critical accounting policies.

Allowance for Loan Losses.  The allowance for loan losses addresses credit losses inherent in the existing loan portfolio and is presented as a reserve against loans on the consolidated statement of financial condition. Loan losses are charged off against the allowance for loan losses, with recoveries of amounts previously charged off credited to the allowance for loan losses. Provisions for loan losses are charged to operations based on management’s periodic evaluation of the adequacy of the allowance.

Estimating the amount of the allowance for loan losses is based to a significant extent on our judgment and estimates regarding the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends and conditions, all of which may be susceptible to significant change.

The allowance for loan losses is comprised of specific reserves assigned to certain classified loans and general reserves. Factors contributing to the determination of specific reserves include the credit-worthiness of the borrower, and more specifically, changes in the expected future receipt of principal and interest payments and/or change in the value of pledged collateral. For purposes of determining the general reserve, the portfolio is segregated by risk rating in order to recognize differing risk profiles among loans. Further, the general reserve is calculated based on estimated losses on three distinct loan portfolios as follows: commercial real estate, commercial and industrial, and private banking.

We also assess internal and external qualitative factors such as economic trends and conditions, our lending policies and procedures, the nature and volume of the loan portfolio, experience and ability of lending and credit staff, trends in nonperforming assets and loss experience, quality of our loan review process, trends in the values of underlying collateral in the markets that we serve, industry and product concentrations, and other relevant factors that may have or potentially have a direct or indirect impact on the credit performance of the loan portfolio.

Our loss reserve for lending-related commitments is computed using a methodology similar to that used to determine the allowance for loan losses and is reflected as a component of other liabilities on our consolidated financial statements.

Income Taxes.  We are subject to the income tax laws of the United States, its states and other jurisdictions where we conduct business. The laws are complex and subject to different interpretations by the taxpayer and various taxing authorities. In determining the provision for income taxes, we must make judgments and estimates about the application of these inherently complex tax statutes, related regulations and case law. In the process of computing our income tax provision, we attempt to make reasonable interpretations of the tax laws. These interpretations are subject to challenge by the taxing authorities based on audit results or to change based on our ongoing assessment of the facts and evolving case law.

On a quarterly basis, we assess the reasonableness of our effective tax rate based on our current best estimate of net income and the applicable taxes for the full year. Deferred tax assets and liabilities are assessed on an annual basis, or sooner, if business events or circumstances warrant.

We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities with regard to a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate whether it is more likely than not that we will be able to realize the benefit of deferred tax assets. A reserve against the deferred tax assets is established for the amount of the deferred tax asset that is determined not to be realizable.

Fair Value Measurement.  Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in a principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, using assumptions market participants would use when pricing an asset or liability. An orderly transaction assumes exposure to the market for a customary period for marketing activities prior to the measurement date and not a forced liquidation or distressed sale. Fair value measurement and disclosure guidance provides a three-level hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad categories:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs such as quoted prices for similar assets and liabilities in active markets, quoted prices for similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

Fair value may be recorded for certain assets and liabilities every reporting period on a recurring basis or under certain circumstances, on a non-recurring basis. The following represents significant fair value measurements included in the financial statements based on estimates.

We use interest rate derivative instruments to manage our interest rate risk. All derivative instruments are carried on the balance sheet at fair value. Fair values for over-the-counter interest rate contracts used to manage our interest rate risk are provided either by third-party dealers in the contracts or by quotes provided by independent pricing services. Information used by these third-party dealers or independent pricing services to determine fair values are considered significant other observable inputs. Credit risk is considered in determining the fair value of derivative instruments. Deterioration in the credit ratings of customers or dealers reduces the fair value of asset contracts. The reduction in fair value is recognized in earnings during the current period. Deterioration in our credit rating below investment grade would affect the fair value of our derivative liabilities. In the event of a credit down-grade, the fair value of our derivative liabilities would decrease.

The fair value of our securities portfolio is based on a price for each financial instrument provided to us by a third-party pricing service. The underlying methods used by the third-party services are considered in determining the primary inputs used to determine fair values. We evaluate the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers’ quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on this evaluation, a determination is made as to the appropriate price for any given security. The following methods are used to determine the fair value of each financial instrument:

•	Quoted prices for similar, but not identical, assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and

•	Other inputs derived for or corroborated by observable market inputs.

We evaluate impaired investment securities quarterly to determine if impairments are temporary or other-than-temporary. For impaired debt securities, management first determines whether it intends to sell or if it is more-likely than not that it will be required to sell the impaired securities. This determination considers current and forecasted liquidity requirements, regulatory and capital requirements and securities portfolio management. All impaired debt securities that we intend to sell or that we expect to be required to sell are considered other-than-temporarily impaired and the full impairment loss is recognized as a charge against earnings. All impaired debt securities we do not intend to sell or that we do not expect to be required to sell are not considered other-than-temporarily impaired and the full impairment loss is recognized as a reduction to other comprehensive income, or OCI, in the stockholders’ equity section of our balance sheet, on an after-tax basis.

Stock-Based Compensation.  We utilize a stock-based employee compensation plan, which provides for the issuance of stock options and restricted stock. We account for stock-based employee compensation in accordance with the fair value recognition provisions of ASC 718, Compensation – Stock Compensation. As a result, compensation cost for all share-based payments is based on the grant-date fair value estimated in accordance with ASC 718. Compensation cost is recognized as expense over the service period, which is generally the vesting period of the options and restricted stock. The expense is adjusted for actual forfeitures as they occur.

Implications of and Elections under the JOBS Act.  Pursuant to the JOBS Act, an emerging growth company can elect to opt in to any new or revised accounting standards that may be issued by the FASB or the SEC otherwise applicable to non-emerging growth companies. We have elected to opt in to such standards, which election is irrevocable.

Although we are still evaluating the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Recent Accounting Pronouncements and Developments

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments were designed to create a uniform framework for applying fair value measurement principles for companies around the world. The new guidance eliminates differences between United States generally accepted accounting principles and International Financial Reporting Standards issued by the International Accounting Standards Board. New disclosures required by the guidance include: quantitative information about the significant unobservable inputs used for Level 3 measurements; a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs; and a description of the company’s valuation processes. This guidance is effective for interim and annual periods beginning after December 15, 2011. We do not expect the amendments to have a material impact on our results of operations, financial position or disclosures.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This guidance amends disclosure requirements for the presentation of comprehensive income and provides entities with an option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance is effective date for the first interim or annual period beginning on or after December 15, 2011. We do not expect the guidance to have a material impact on our results of operations or financial position. However, it will present a change in disclosure as we currently present comprehensive income in our consolidated statement of changes in stockholders’ equity.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which amends accounting guidance related to goodwill impairment testing. The guidance allows entities to elect to first perform qualitative tests to determine the likelihood that the entity’s fair value is less than its carrying value. If the entity determines that it is more likely that the fair value of a reporting entity is less than its carrying amount, the entity would then perform the first step of the goodwill impairment test. The guidance refers to several factors to consider when performing the qualitative analysis, including: macroeconomic factors, industry factors, and entity-specific factors. The guidance is effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We do not expect the guidance to have a material impact on our results of operations, financial position or disclosures.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which provides new accounting guidance that eliminates offsetting of financial instruments disclosure differences between United States generally accepted accounting principles and International Financial Reporting Standards. New disclosures will be required for recognized financial instruments, such as derivatives, repurchase agreements, and reverse repurchase agreements, that are either (1) offset on the balance sheet in accordance with the FASB’s offsetting guidance or (2) subject to an enforceable master netting arrangement or similar agreement, regardless of whether they are offset in accordance with the FASB’s offsetting guidance. The objective of the new disclosure requirements is to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. This amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this guidance, which involves disclosure only, will not impact our results of operations or financial position.

BUSINESS

Overview

TriState Capital Holdings, Inc. is a bank holding company headquartered in Pittsburgh, Pennsylvania. Through our wholly owned bank subsidiary, TriState Capital Bank, we serve middle market businesses in our primary markets of Pennsylvania, Ohio, New Jersey and New York. We also serve high net worth individuals on a national basis through our private banking channel. We market and distribute our products and services through a scalable branchless banking model, which creates significant operating leverage throughout our business as we continue to grow.

Our success has been built upon the vision and focus of our executive management team to establish the premier regional business bank for middle market companies by combining the sophisticated banking products of a large financial institution with the personalized service of a community bank. Our management team and board of directors have extensive commercial banking and wealth management experience as well as valuable business relationships in the markets we serve. Our banking model utilizes centralized underwriting, portfolio management, credit administration, compliance, and risk management, among other administrative functions. We believe significant growth and enhanced profitability will be achieved as we further leverage the relationships of our sales force and our scalable infrastructure.

We are one of the fastest growing banks formed in 2007 and have maintained strong asset quality. We achieved our loan and deposit growth without mergers or acquisitions. Our significant organic loan growth is the result of our sales and distribution culture, niche lending focus and our disciplined approach to risk management. As of September 30, 2012, our diversified loan portfolio was composed of approximately 54.0% commercial and industrial loans, approximately 30.0% commercial real estate loans and approximately 16.0% private banking-personal loans.

We have demonstrated our ability to grow our customer deposit base rapidly by adapting our product and service offerings and marketing activities, rather than incurring the investment in branch offices and higher fixed operating costs inherent in traditional branch-based banking models. We also believe our deposit channels provide us with stable and diversified funding, as well as low all-in funding costs and greater scalability than traditional branch networks.

Our Growth and Performance

As of September 30, 2012, on a consolidated basis, we had total assets of $2.0 billion, total loans of $1.6 billion, total deposits of $1.8 billion and stockholders’ equity of $216.1 million. According to SNL Financial, of the 126 remaining de novo banks chartered in 2007, as of September 30, 2012 TriState Capital Bank was the largest in terms of total assets based solely on organic growth. Our total loans grew 21.0% for the twelve month period ended September 30, 2012. In growing our organization, we have continually maintained our emphasis on risk management and asset quality. Our ratio of nonperforming assets to total assets was 0.69% as of September 30, 2012, and our annualized ratio of net charge-offs to average loans was 0.22% for the nine months ended September 30, 2012. We achieved this growth, strong asset quality ratios and profitability during a time that included a severe national recession and slow economic growth.

Our performance and profitability has paralleled our growth while we maintained strong capital levels. We became profitable on a quarterly basis in the fourth quarter of 2009 with net income of $2.9 million, and we have remained profitable on a quarterly basis since then. For the nine months ended September 30, 2012, our total revenue and pre-tax, pre-provision net revenue grew by 25.1% and 50.5%, respectively, from the comparable prior year period and our net income available to common shareholders and diluted earnings per share grew by 109.2% and 95.0%, respectively, for the same comparative periods.

As we have realized economies of scale and improved our deposit funding costs and net interest margin, our return on average equity and efficiency ratio improved to 6.09% and 60.85%, respectively, for the nine months ended September 30, 2012, as compared to 3.36% and 67.46%, respectively, for the comparable prior year period. We have also positioned our balance sheet and managed our interest rate risk position such that our net interest income should benefit during a rising interest rate environment. The table below sets forth certain of our selected financial data, asset quality data and key ratios.

	Nine Months Ended September 30,		% Change	Years Ended December 31,
	2012	2011		2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)
Summary financial data:(1)
Total assets	$2,027,264	$1,769,423	14.6%	$1,833,450	$1,659,752	$1,487,611	$1,279,301	$324,185
Total loans(2)	1,615,540	1,334,612	21.0%	1,406,995	1,283,745	1,294,005	935,194	180,070
Total deposits	1,769,888	1,572,924	12.5%	1,637,126	1,470,600	1,337,554	1,129,343	166,253
Total revenue(3)	46,030	36,803	25.1%	49,966	46,497	35,379	15,846	5,357
Pre-tax, pre-provision net revenue(4)	18,022	11,977	50.5%	15,972	12,905	6,287	(4,019)	(6,740)
Net income (loss) available (attributable) to common shareholders(5)	7,191	3,438	109.2%	5,700	13,410	(13,081)	(14,156)	(7,200)
Diluted earnings (loss) per share(5)	$0.39	$0.20	95.0%	$0.33	$0.83	$(0.90)	$(1.25)	$(0.93)
Summary asset quality data: (1)
Net charge-offs to average loans	0.22%	0.47%		0.46%	0.31%	1.75%	—	—
Nonperforming assets to total assets	0.69%	1.14%		0.90%	0.92%	0.74%	0.51%	—
Key ratios: (1)
Net interest margin(6)(7)	2.95%	2.65%		2.67%	2.61%	2.21%	2.16%	4.32%
Efficiency ratio(8)	60.85%	67.46%		68.03%	72.25%	82.23%	125.36%	225.82%
Return on average equity(5)(6)	6.09%	3.36%		3.97%	9.68%	(8.83%)	(15.86%)	(9.09%)
Tier 1 leverage capital ratio	10.80%	10.03%		10.18%	9.85%	8.85%	12.33%	47.20%
Tier 1 risk-based capital ratio	10.91%	10.93%		10.63%	11.48%	9.75%	11.94%	41.39%
Total risk-based capital ratio	11.91%	12.04%		11.60%	12.59%	10.85%	13.02%	41.61%

(1)

We have derived the summary financial data as of and for the years ended December 31, 2011 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary financial data as of and for the nine months ended September 30, 2012 and 2011 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, except that our summary balance sheet data as of September 30, 2011 has been derived from our unaudited condensed consolidated financial statements not included in this prospectus, each of which unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. The summary asset quality data and key ratios are unaudited and are derived from the financial statements as of and for the periods presented. Average balances have been computed using daily averages. Our historical results may not be indicative of our results for any future period.

(2)	Total loans are net of unearned discounts and deferred fees and costs.
(3)	Total revenue is net interest income and non-interest income, excluding net gain (loss) on sale of investment securities available-for-sale.
(4)

Pre-tax, pre-provision net revenue is defined as net income without giving effect to loan loss provision and income tax expense, and excluding net gain (loss) on sale of investment securities available-for-sale.

(5)

Our 2010 results included the reversal of a deferred tax net operating loss carryforward valuation allowance that improved net income available to common shareholders by $11.2 million and diluted earnings per share by $0.70. Return on average equity was improved by 7.14%.

(6)	Ratios are annualized for the nine months ended September 30, 2012 and September 30, 2011.
(7)	Net interest margin is calculated on a fully taxable equivalent basis.
(8)	Efficiency ratio is the ratio of noninterest expense to net interest income and noninterest income, excluding net gain (loss) on sale of investment securities available-for-sale.

Our Business Strategy

The genesis of our formation was a belief by our founder and our cofounders, that the banking needs of middle market businesses in our primary markets and many high net worth individuals were not adequately served by the banking industry. Our founder and cofounders believed that a sales oriented, conservatively managed and scalable de novo bank, with highly experienced bankers and without the cost structure of a traditional branch network, could grow and generate attractive returns for shareholders. With this plan, our founder and cofounders were successful in raising gross proceeds of approximately $104.1 million through the sale of common stock to charter the Bank and fund our initial growth. Since then, we have raised gross proceeds of approximately $122.3 million though the sale of additional common and convertible preferred stock through private offerings in 2008, 2010 and 2012 to continue to execute our growth strategy. We also raised gross proceeds of approximately $23.0 million through our voluntary participation in the U.S Department of the Treasury’s Capital Purchase Program that was redeemed in September 2012.

Our founder’s and cofounders’ vision and our business strategies have successfully guided our efforts since we began operations in 2007 and contributed to our success. The following are the key components of our business strategies:

Our Sales and Distribution Culture. We focus on efficient and profitable sales and distribution of middle market business and private banking products and services, while maintaining a low-risk and diversified balance sheet. Each of our 31 relationship managers concentrates on marketing our specific product and service offerings within his or her target market. Our relationship managers have significant experience in the banking and financial services industries and are focused on customer service. We monitor gross profit contribution, loan and deposit growth and asset quality by market and by relationship manager. Our compensation program is designed to incentivize our market presidents and relationship managers to prudently grow their loans, deposits and profitability, while maintaining strong asset quality.

Disciplined Risk Management. We place an uncompromising emphasis on effective risk management as an integral component of our organizational culture. We use our risk management infrastructure to monitor existing operations, support decision-making and improve the success rate of new initiatives. To maintain strong asset quality, we employ centralized and thorough loan underwriting, a diversified loan portfolio, highly experienced credit analysts and portfolio managers and a conservative investment securities portfolio. Our relationship managers have no individual signing authority and, except for a narrowly defined category of loans secured solely by cash or marketable securities, each new loan request must be approved by our senior loan committee. In addition, we have focused on growing loans originated through our private banking channel. We believe these loans have lower credit risk because they are typically personally guaranteed by high net worth borrowers and/or are secured by readily liquid collateral, such as marketable securities.

Lending Strategy. We generate loans through our middle market banking and private banking channels. These channels provide risk diversification and offer significant growth opportunities.

•

Middle Market Banking Channel.  As of January 15, 2013, there were more than 125,000 middle market businesses (defined as businesses with revenues between $5.0 million and $300.0 million) located within our primary markets. To capitalize on this opportunity, each of our representative offices is led by a market president who has over 25 years of banking experience, including significant experience in their relevant geographic markets. Our market presidents understand the specialized lending needs of the middle market businesses in their area. They are supported by highly experienced relationship managers with a reputation for success in targeting middle market business customers and maintaining strong credit quality within their loan portfolios.

•

Private Banking Channel.  We also provide loan products and services nationally to high net worth individuals which we source through referral relationships with independent broker-dealers, wealth managers, family offices, trust companies and other financial intermediaries, and to executives and other high net worth individuals. Our private banking products include loans secured by marketable securities and other asset-based loans. We have cultivated referral arrangements with more than 50 financial intermediaries. Under these arrangements, the financial intermediaries are able to refer their clients to us for responsive and sophisticated banking services. We believe many of our referral relationships also create cross-selling opportunities with respect to our deposit products.

As shown in the table below, we have achieved loan growth through each of our banking channels. Our middle market banking channel generated $118.5 million of loan growth, or 14.0% annualized, for the nine months ended September 30, 2012. As of September 30, 2012, loans sourced through our private banking channel represented 23.2% of our total loans, including personal and commercial, and such loans grew by $90.8 million, or 42.5% annualized, for the nine months ended September 30, 2012. In addition, as of September 30, 2012, $178.3 million of our private banking channel loans were secured by marketable securities, which represented an increase of $69.7 million, or 85.6% annualized, for the nine months ended September 30, 2012. We expect continued strong loan and deposit growth in this channel, in part, because we added seven new loan referral relationships during the nine months ended September 30, 2012, and 15 during 2011. As we broaden our existing referral relationships and add new referral relationships, we expect that the growth of our private banking channel loans will continue to increase.

	As of September 30,	As of December 31,		September 30, 2012 Change from December 31, 2011
	2012	2011	2010	Amount	Annualized % Change
	(Dollars in thousands)
Middle market banking offices:
Western Pennsylvania	$388,887	$342,135	$318,637	$46,752	18.3%
Eastern Pennsylvania	397,781	371,163	318,505	26,618	9.6%
Ohio	287,999	248,564	247,672	39,435	21.2%
New Jersey	170,700	165,004	165,059	5,696	4.6%
New York(1)	N/A	N/A	N/A	N/A	N/A

Total middle market banking channel loans	1,245,367	1,126,866	1,049,873	118,501	14.0%
Total private banking channel loans	376,108	285,352	240,073	90,756	42.5%

Total loans before deferred loan fees	$1,621,475	$1,412,218	$1,289,946	$209,257	19.8%

(1)	Our New York representative office opened for business in August, 2012.

Deposit Funding Strategy.  Since inception, we have focused on creating and growing diversified, stable, and low all-in cost deposit channels without operating a traditional branch network. As of September 30, 2012, we consider more than 90.0% of our total deposits to be sourced from direct customer relationships. We believe our sources of deposits continue to provide excellent opportunities for growth. Our sources of deposits include:

•	deposits from high net worth individuals and business customers from our private banking channel, including family offices, trust companies and wealth management firms;

•	deposits from businesses and municipalities located within our primary markets; and

•	deposit accounts from financial institutions.

We take a multi-layered approach to our deposit growth strategy. We believe our relationship managers are an integral part of this approach, and accordingly, we have enhanced the incentives for our relationship managers to increase the deposits associated with their relationships. We have four relationship managers who are specifically dedicated to deposit generation and treasury management, and we plan to add additional such professionals as appropriate to support our growth. Additionally, we believe that our financial performance and products that are targeted to our markets enhance our deposit growth. For additional details regarding our deposit products and services see, “—Our Products and Services—Deposits.”

Wealth Management Strategy.  We are exploring opportunities to invest in or acquire a wealth management business. We believe that such an acquisition would better position us to leverage our management expertise and relationships, obtain access to new customers, further expand our potential sources of deposits and enhance our non-interest income. Our Chairman, Chief Executive Officer and President, along with several members of our board of directors, including James J. Dolan, James E. Minnick and Richard B. Seidel, have significant experience in investing in and operating wealth management companies. James F. Getz, our Chairman of the Board, Chief Executive Officer and President, is the former president of Federated Securities Corporation, the sales division of Federated Investors, Inc. Mr. Dolan was a senior officer of Federated Investors for 19 years, where he was responsible for customer service, technology, marketing, custody, securities processing and transfer agency services. He also was the founder and chief executive officer of Access Data Corp., a technology based mutual fund compliance outsourcing business and he has served for 20 years on the board of directors of a large asset management company. Mr. Minnick has served as president of Lovell Minnick Partners LLC since 1999. Lovell Minnick Partners is an independent private equity firm that focuses on investing in financial services companies, including wealth management firms, and is our largest shareholder. Prior to his position with Lovell Minnick, Mr. Minnick was the president and chief executive officer of Morgan Grenfell Capital Management. Mr. Seidel has extensive experience in financial services and trust administration. Since 1997, Mr. Seidel has served as the chairman of Girard Partners, Ltd., a registered investment advisory firm that specializes in providing wealth management solutions. He also serves as the chairman of Girard Capital, LLC a registered broker-dealer, and serves on the board of directors of Wilmington Funds (formerly the MTB Group of Funds), an affiliate of M&T Bank. In addition, he cofounded The Fairfield Group in 1983, and as president, led it to become a $5 billion fund management company. Previously, he spent 17 years at Girard Bank (now Bank of New York Mellon). In 1979, he established a holding company subsidiary named GTC Management, and as president, developed one of the first bank proprietary mutual funds in the country.

Our Competitive Strengths

We believe our success is primarily attributable to the following competitive strengths:

Experienced Personnel.  In addition to our experienced executive management team and board of directors, we employ highly experienced personnel across our entire organization. Our low overhead costs give us the financial capability to attract and incentivize qualified professionals who desire to work in an entrepreneurial and results-oriented organization. Our middle market banking presidents each have at least 25 years of banking experience and our middle market relationship managers have an average of more than 20 years of banking experience. We believe our bankers have the relationships and customer service focus that, in our business model, will continue to allow them to prudently grow the loan and deposit portfolios they manage.

Efficient and Scalable Operating Model.  We believe our branchless banking model gives us a competitive advantage by eliminating the overhead and intense management requirements of a traditional branch network. Moreover, we believe that we have a scalable platform and organizational infrastructure that position us to grow our revenue more rapidly than our operating expenses. Key attributes of our model include: (1) existing relationship manager and staffing levels which we believe are adequate to support significant growth; (2) a highly scalable private banking channel through our loan referral relationships; (3) centralized underwriting, portfolio management, accounting, finance, risk management, compliance, legal and human resources; (4) qualified external data processing and technology providers; and (5) our ability to replicate our model in new markets with low entry costs, as evidenced by our expansion into New York in August 2012.

We believe the following financial metrics demonstrate the scalability of our business model:

•

Improvement in our efficiency ratio to 60.85% for the nine months ended September 30, 2012, compared with 67.46% for the comparable prior year period and 72.25% for 2010. We expect our efficiency to continue to improve as we grow.

•

For the nine months ended September 30, 2012, our annualized ratio of noninterest expense to average assets was 1.96%, compared to an average of 3.23% for commercial banks with $1.0 billion to $3.0 billion in assets, according to SNL Financial.

•

As of September 30, 2012, we had 116 employees compared to an average of 346 employees for commercial banks with $1.0 billion to $3.0 billion in assets, according to SNL Financial. During the nine months ended September 30, 2012, we added 19 net new employees, including five relationship managers, largely to position ourselves for continued growth. We currently expect to add only seven new employees in 2013, including four new relationship managers.

Middle Market Lending Specialty.  We believe we have significant opportunities for continued loan growth due to our expertise in middle market commercial lending. Our market presidents and relationship managers have significant experience in our primary markets, as well as with middle market loan products and industries. Our middle market bankers gained their expertise through training and experience with various larger banks within our markets and have brought with them a wealth of lending knowledge. We believe this is evidenced by our track record of middle market commercial loan growth and our history of strong asset quality.

Niche Lending Focus.  The fastest growing component of our loan portfolio is the loans secured by marketable securities sourced through our private banking channel. These loans are primarily made to individuals, closely held businesses, partnerships or trusts. Our executive and senior management teams and our board of directors have extensive experience in the wealth management and securities industries. This expertise helps us to better understand and anticipate the banking needs of this market, to develop relationships more quickly and to more effectively manage the risk in this segment of our loan portfolio. We have developed a proprietary system for monitoring the account balances and collateral values of marketable securities that secure our private banking channel loans. We believe this system helps us to more effectively mitigate the credit risk associated with these loans. Since inception, we have had no charge-offs related to our loans secured by marketable securities.

Strong Asset Quality.  We maintain a firm commitment to preserving the asset quality of our balance sheet, and specifically our loan portfolio. We believe our strong asset quality is largely due to our market presidents’ and our relationship and portfolio managers’ ability to originate, analyze and underwrite new lending opportunities. Our relationship managers have no individual signing authority, and, except for a narrowly defined category of loans secured by cash or marketable securities, each new loan request must be approved by our senior loan committee. Once a new credit is added to the loan portfolio, management monitors the portfolio, utilizing our experienced portfolio managers, for any covenant exceptions or material changes in credit quality indicators on a regular basis. Risk ratings are reviewed on an ongoing basis by both management and an independent third party loan review firm.

We believe our emphasis on risk management and our credit culture has resulted in our ratio of nonperforming assets to total assets of 0.69% as of September 30, 2012, being significantly lower, according to SNL Financial, than the weighted average ratio of 2.94% for U.S. banks with $1.0 billion to $3.0 billion in assets for the same period. In addition, our annualized ratio of net charge-offs to average loans for the nine months ended September 30, 2012, was also significantly lower, according to SNL Financial, at 0.22%, than the 0.74% average for the same peer group.

Market Reputation.  We believe that our market reputation has become and will remain a competitive advantage within our primary markets and for our private banking channel. We are now entering our seventh year of operations, and we believe that we have established a reputation as a sophisticated lender and customer-focused financial institution. We believe that, in recent years, some of the larger financial institution competitors in our primary markets have been distracted by legacy asset problems and challenging product lines associated with national economic conditions. These types of problems have not had the same impact on us given the timing of our formation, our limited exposure to higher risk loan products such as land development loans and our relatively strong asset quality. Accordingly, we have been able to focus more of our attention on building strong business and personal relationships and addressing the particular needs of our customers. We expect to continue to take advantage of the strong relationships and reputation that have been forged by our senior management team and our relationship managers.

Our Management and Board of Directors

We have a seasoned and experienced executive management team and board of directors. Each member of our executive management team has over 30 years of financial services experience, including extensive experience in the commercial banking, wealth management, securities and public accounting industries. James F. Getz, our Chairman of the Board, Chief Executive Officer, President and founder, is the former president of Federated Securities Corporation, the sales division of Federated Investors, Inc., where he served for approximately 20 years. Mr. Getz also had 10 years of banking experience in Philadelphia prior to joining Federated. Working closely with Mr. Getz are A. William Schenck III, our Vice Chairman and cofounder, and Mark L. Sullivan, our Vice Chairman, Chief Financial Officer and cofounder. Mr. Schenck is the former executive vice president—consumer and small business banking of PNC Financial Services as well as the former secretary of banking of the Commonwealth of Pennsylvania. He has more than 30 years of experience in the banking and mortgage industries. Mr. Sullivan previously served clients at Price Waterhouse & Co. (now PricewaterhouseCoopers LLP) and Ernst & Young LLP for more than 30 years. Additional biographical information regarding the three members of our executive management team is included in the section of this prospectus entitled, “Management—Board of Directors and Executive Officers.”

We also benefit from the experience and independence of our board of directors. Five of our current board members serve or have served on boards of public companies. Nine of our twelve directors qualify as “independent directors” under New York Stock Exchange, or NYSE, listing standards. In addition, nine of our directors have significant experience building the types of middle market businesses that we serve. Biographical information regarding each of our directors is included in the section of this prospectus entitled, “Management—Board of Directors and Executive Officers.”

Our directors and executive officers also have a meaningful ownership interest in our organization. Executive management and our board of directors beneficially owned approximately 33.9% of our voting stock as of December 31, 2012. Of this amount, Mr. Getz, our Chairman, Chief Executive Officer and President, beneficially owned approximately 5.4% of our voting stock. Mr. Getz’s investment in our common stock is made up almost entirely of shares that he purchased at $10.00 per share during our 2007 private placement, which was the same price paid by outside investors in that offering. We believe this type of significant insider ownership aligns the interests of our executive management and our board of directors with those of our shareholders.

Our executive management team and our board of directors are supported by our experienced and deep senior management team. The following biographical information highlights the experience of key members of our senior management team (other than our executive officers). Each of these individuals is a member of our senior loan committee.

John D. Barrett.  Mr. Barrett joined TriState Capital in 2011 and serves as President of our Ohio market. He has more than 30 years of banking experience in Ohio and Pennsylvania. Prior to joining us, Mr. Barrett served as the managing director, national commercial banking, at The PrivateBank in Cleveland. He also previously served as a senior vice president and manager of corporate banking of LaSalle Bank in Cleveland for three years. Prior to that, he was a senior vice president and manager of commercial banking with US Bank in Cleveland. Mr. Barrett spent the first twelve years of his career with PNC Bank in Pittsburgh and Cleveland. Following formal credit training with PNC Bank, Mr. Barrett began his career in international banking before eventually overseeing commercial banking for the Cleveland market.

Charles C. Fawcett IV.  Mr. Fawcett joined TriState Capital in 2006 and currently serves as President of our private banking channel. Mr. Fawcett has over 23 years of banking and financial services experience. Prior to joining us, Mr. Fawcett spent 17 years with Federated Investors in Pittsburgh, where he provided sales, marketing, product development and business development expertise. During his tenure with Federated Investors, Mr. Fawcett served as a director of alliances, vice president in the trust division, vice president of marketing, and vice president of product development.

Joseph M. Finley.  Mr. Finley joined TriState Capital in 2007 and serves as President of our Eastern Pennsylvania market. He has over 28 years of banking experience in Pennsylvania. Prior to joining us, Mr. Finley served as vice president and group manager in the Pennsylvania commercial banking division at Wilmington Trust of Pennsylvania for 10 years. Mr. Finley also previously spent 11 years with CoreStates Bank in Philadelphia.

Thomas N. Gilmartin.  Mr. Gilmartin joined TriState Capital in 2012 and serves as President of our New York market. He has more than 25 years of banking experience in New York. Prior to joining us, Mr. Gilmartin served as executive vice president and chief lending officer at First National Bank of New York (formerly Madison National Bank) in New York for three years. Mr. Gilmartin also previously served as regional vice president / group head with TD Bank in New York (Toronto-Dominion Bank, and formerly Commerce Bank) for seven years. Prior to his service at TD Bank, Mr. Gilmartin served as senior vice president/director of commercial banking division of Fleet Bank in New York for four years. Mr. Gilmartin began his banking career with Citibank where he received his formal credit training and served for five years.

Thomas M. Groneman.  Mr. Groneman joined TriState Capital in 2007 and serves as our Chief Credit Officer. Mr. Groneman is responsible for the overall credit quality and administration of our loan portfolio. He has more than 30 years of banking experience in our primary markets serving in a variety of lending, relationship management, portfolio management, and credit roles. Prior to joining TriState Capital, Mr. Groneman was a regional senior credit officer for Sky Financial in Cleveland, Ohio, which was subsequently acquired by Huntington Bank. He was also involved in various lending and credit positions for PNC Bank for 25 years and Fifth Third Bank for three years.

David A. Molnar.  Mr. Molnar joined TriState Capital in 2007 and served as President of our Western Pennsylvania market until January 1, 2013. At that time, he has assumed responsibility for managing all of our commercial lending as our President—Commercial Lending. He has more than 25 years of banking experience in the Western Pennsylvania and Ohio markets. Prior to joining us, Mr. Molnar was a senior vice president/manager of business development at Citizens Bank in Pittsburgh for four years. Prior to that position, he served as senior vice president/senior relationship manager at Fleet National Bank in Pittsburgh for one year. In addition, Mr. Molnar worked for 19 years at Mellon Bank in Pittsburgh.

Kenneth R. Orchard.  Mr. Orchard joined TriState Capital in 2008 and currently serves as President of our New Jersey market. Mr. Orchard has over 40 years commercial banking experience in New Jersey. Prior to his appointment in 2011 as President of our New Jersey market, Mr. Orchard served TriState Capital as Senior Vice President, Commercial Real Estate for three years. Before joining us, Mr. Orchard served as New Jersey division manager for North Fork Bank for five years.

Our Markets

For our middle market banking channel, our primary markets of Pennsylvania, Ohio, New Jersey and New York include the four major metropolitan statistical areas, or MSAs, of Pittsburg and Philadelphia, Pennsylvania; Cleveland, Ohio and New York, New York in which our headquarters and four representative offices are located. We believe that our primary markets including these MSAs are long-term, attractive markets for the types of products and services that we offer, and we anticipate that these markets will continue to support our projected growth. According to SNL Financial, as of July 1, 2011, the aggregate population of the four MSAs in which our headquarters and four representative offices are located was approximately 29.4 million, which represented approximately 9.5% of the national population at that time. We believe that the population and business concentrations within our primary markets provide attractive opportunities to grow our business.

The table below presents selected demographics for the MSAs in which our representative offices are located.

MSAs	Total Population July 1, 2011	Population Change 2010-2011 (%)	Median Household Income 2011 ($)	Projected Household Income Change 2011-2016 (%)	Unemployment September 30, 2012 (%)	Unemployment December 31, 2009 (%)

Pittsburgh	2,354,432	(0.08%)	$45,359	22.6%	6.7%	7.8%
Philadelphia-Camden-Wilmington	5,984,638	0.32%	58,051	23.1%	8.4%	8.7%
Cleveland-Elyria-Mentor	2,071,997	(0.25%)	46,212	17.1%	6.5%	8.9%
New York-Northern New Jersey-Long Island	18,954,043	0.30%	60,595	23.9%	8.5%	9.2%

Total	29,365,110

USA	310,704,322	0.63%	50,227	14.6%	7.8%	9.9%

Source:	SNL Financial

We selected the locations for our representative offices partially based upon the number of middle market businesses located in these MSAs and their respective states. As of January 15, 2013, there were more than 125,000 middle market businesses in our primary markets with annual sales between $5.0 million and $300.0 million, which represented approximately 17.8% of the national total as of that date. Accordingly, we believe there are still many prospective middle market clients within our target markets that would be attracted to the types of products and services that we offer.

The following table shows the distribution of middle market businesses among our four primary market states as of January 15, 2013.

Sales ($mm)	Pennsylvania	Ohio	New Jersey	New York	Total
100-300	549	439	452	968	2,408
50-100	1,244	992	1,068	1,944	5,248
10-50	12,398	10,479	11,099	21,296	55,272
5-10	13,804	11,249	11,888	25,466	62,407

Total	27,995	23,159	24,507	49,674	125,335

Source:	OneSource Information Services, Inc.

In addition to middle market businesses in our primary markets, we also serve high net worth individuals on a national basis, which we primarily source through referral relationships with independent broker-dealers, wealth managers, family offices, trust companies and other financial intermediaries. We view our product offerings as being most appealing to those households with $500 thousand or more in net worth (not including their primary residence), of which there were 13.8 million households in the United States in 2011, according to SpectremGroup Affluent Market Insights 2012©.

Our Products and Services

We offer our clients an array of products and services, including loan and deposit products, cash management services and capital market services such as interest rate swaps. Our loan products include, among others, commercial and personal loans, asset-based loans, commercial real estate loans, loans secured by marketable securities, acquisition financing, and letters of credit. Our deposit products include, among others, checking accounts, money market deposit accounts, savings accounts, certificates of deposit, and Promontory’s CDARS® and Insured Cash Sweep services. Our cash management services include online balance reporting, online bill payment, remote deposit, liquidity services, wire and ACH services, foreign exchange and controlled disbursement. More information about our key products and services, including a discussion about how we manage our products and services within our overall business and enterprise risk strategy, is set forth below.

We expect to continue to develop and implement additional products for our clients, including through our potential future investment in or acquisition of a private wealth management services business. For additional information, see “Description of Business—Business Strategy.”

Loans

Our primary source of income is interest on loans. Our loan portfolio consists primarily of commercial and industrial loans, real estate loans secured by commercial real estate properties and personal loans to our private banking clients. Our loan portfolio represents the highest yielding component of our earning assets.

The following table presents the composition of our loan portfolio, by category, as of September 30, 2012.

	September 30, 2012	Percent of Total Loans
	(Dollars in thousands)
Commercial and industrial loans	$875,118	54.0%
Commercial real estate loans	487,102	30.0%
Private banking-personal	259,255	16.0%

Total loans, before deferred loan fees	$1,621,475	100.0%

Commercial and Industrial Loans.  Our commercial and industrial loan portfolio includes loans made to service companies or manufacturers generally for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing acquisitions and recapitalizations. Cash flow from the borrower’s operations provides the primary source of repayment for these loans.

We focus on making commercial and industrial loans to established, privately-owned and regionally-based businesses that have sales in the $5.0 million to $300.0 million range. Our target commercial and industrial borrowers are businesses that have an established history of loan repayment, predictable growth and cash flow. We will also consider loans to commercial borrowers that are supported by guarantors with recurring cash flow sufficient to service the loan. We benefit from the lending experience of our relationship managers and their relationships with our clients, which results in a better understanding of commercial borrowers and their businesses. This expertise and understanding helps us to focus our marketing efforts towards those commercial customers that will satisfy our underwriting standards and that fit the description of our target customer base.

Our commercial and industrial loans include both working capital lines of credit and term loans. Working capital lines of credit generally have maturities ranging from one to five years. Availability under our commercial lines of credit is typically limited to a percentage of the value of the assets securing the line. Those assets typically include accounts receivable, inventory and occasionally equipment. Depending on the risk profile of the borrower, we may require periodic accounts receivable and payables agings, as well as borrowing base certificates representing borrowing availability after applying appropriate advance percentage rates to the collateral. Our commercial and industrial term loans generally have maturities between three to five years, and typically do not extend beyond seven-years. Our commercial and industrial lines of credit and term loans typically have floating interest rates.

As of September 30, 2012, we had commercial and industrial loans outstanding of $875.1 million. Included in our commercial and industrial loans were $99.0 million of loans sourced through our private banking channel with the proceeds used for a commercial or business purpose. As of September 30, 2012, a majority of our commercial and industrial loans sourced through our private banking channel were secured by marketable securities.

Commercial Real Estate Loans.  We concentrate on making commercial real estate loans to experienced borrowers that have an established history of successful projects. The cash flow from income-producing properties or the sale of property from for-sale construction and development loans are generally the primary sources of repayment for these loans. The equity sponsors of our borrowers generally provide a secondary source of repayment from excess global cash flows. A majority of our commercial real estate loans are made to borrowers and projects or properties located within our primary markets. Our relationship managers are experienced lenders who are familiar with the trends within their local real estate markets.

The table below shows the composition of our commercial real estate portfolio as of September 30, 2012.

	September 30, 2012	Percent of CRE Loans	Percent of Total Loans
	(Dollars in thousands)
Real estate term loans:
Other income-producing property loans	$313,251	64.3%	19.3%
Owner-occupied term loans	47,037	9.7%	2.9%
Multifamily/apartments loans	46,367	9.5%	2.9%

Total real estate term loans	$406,655	83.5%	25.1%
Residential construction loans	16,600	3.4%	1.0%
Other construction loans	58,213	12.0%	3.6%
Land development loans	5,634	1.1%	0.3%

Total commercial real estate loans	$487,102	100.0%	30.0%

Included in the commercial real estate loans above are $17.8 million of loans sourced through our private banking channel with proceeds to be used for a commercial or business purposes.

•

Real Estate Term Loans. As of September 30, 2012, approximately $406.7 million, or approximately 25.1% of total loans, consisted of real estate term loans. Our real estate term loans include credit secured by various types of income-producing properties, owner-occupied term loans and multifamily/apartment loans. In making real estate term loans, we look for income-producing properties that have established cash flows sufficient to service the proposed loan on an amortizing basis. Our real estate term loans generally have maturities of five to seven years and are offered with both fixed and floating interest rates. In addition to providing real estate term loans for investment properties, we also finance owner-occupied commercial properties.

•

Construction Loans. As of September 30, 2012, approximately $74.8 million, or approximately 4.6% of total loans, consisted of residential and other construction loans. Our residential construction loans are typically for single-family residential properties. Our other construction loans are typically for projects used in manufacturing, warehousing, office, service, retail and multi-family housing. These loans are usually floating rate loans. Generally, our construction loans have a term of one to three years, but can include an amortizing term loan period of generally three to five years contingent upon the property meeting established debt service coverage levels. Properties related to our construction loans are frequently pre-leased at a level that will generate sufficient cash flow to service the fully advanced construction loan on an amortizing basis upon the completion of construction.

•

Land Development Loans. As of September 30, 2012, the remaining $5.6 million, or approximately 0.3% of total loans, consisted of land development loans. Our land development loans include loans to finance the purchase and development of land for sale. We make these loans on a limited basis. In making land development loans, we typically require a higher level of equity to be invested by the borrower and strong levels of borrower global cash flows to reduce reliance on land sales for repayment of the loan. These loans are typically structured as lines of credit with one to three year maturities and usually have floating interest rates.

Private Banking-Personal Loans. Our private banking-personal lending activities are conducted on a national basis. These loans consist primarily of loans made to high net worth individuals that may be secured by cash, marketable securities, residential property or other financial assets. We also have a limited number of unsecured loans and lines of credit in our private banking-personal loan portfolio that have been made to creditworthy borrowers. The primary source of repayment for these loans is the income and assets of the borrower(s).

Our private banking-personal lines of credit are generally due on demand or have terms of 364 days. Our term loans (other than mortgage loans) in this category generally have maturities of three to five years. Our residential mortgage loans typically have maturities of seven years or less, although we have made mortgage loans with maturities of up to ten years on a limited basis. Our personal lines of credit typically have floating interest rates. On an accommodative basis, we have made personal residential real estate loans consisting primarily of first and second mortgage loans for residential properties, including jumbo mortgages. We examine the personal cash flow and liquidity of our individual borrowers when underwriting our private banking-personal loans not secured by marketable securities. In some cases we require our borrowers to agree to maintain a minimum level of liquidity that will be sufficient to repay the loan.

As of September 30, 2012, we had $259.3 million of outstanding private banking-personal loans. As discussed above, we also make loans through our private banking channel with the proceeds used for commercial or business purposes. Those loans are included in the above-described commercial and industrial and commercial real estate categories for the purposes of this discussion. The table below includes all loans made through our private banking channel, by collateral type, as of the dates indicated.

	September 30,	December 31,
	2012	2011	2010
	(In thousands)
Private banking-personal loans:
Secured by residential real estate	$125,111	$106,272	$106,341
Secured by marketable securities(1)	111,999	76,272	66,221
Other	22,145	20,440	19,264

Total private banking-personal loans	259,255	202,984	191,826
Private banking-commercial loans:
Secured by commercial real estate	17,817	19,095	12,586
Secured by marketable securities(1)	66,289	32,333	16,060
Other	32,747	30,940	19,601

Total private banking-commercial loans	116,853	82,368	48,247

Total private banking channel loans	$376,108	$285,352	$240,073

(1)	Aggregate loans secured by marketable securities were $178.3 million, $108.6 million and $82.3 million as of September 30, 2012, December 31, 2011 and December 31, 2010, respectively.

Loan Underwriting

Our focus on maintaining strong asset quality is pervasive throughout all aspects of our lending activities, and it is especially apparent in our loan underwriting function. We are selective in targeting our lending to middle market businesses, commercial real estate investors and developers and high net worth individuals that we believe will meet our credit standards. Our credit standards are determined by our Credit Risk Policy Committee that is made up of senior bank officers, including our Chairman and Chief Executive Officer, Vice Chairman, Chief Financial Officer, Chief Credit Officer, Chief Risk Officer and our market presidents.

Our underwriting process is multilayered. Prospective loans are first reviewed by our relationship managers and market presidents. The prospective commercial and certain private banking loans are then presented to a pre-screen group composed of the Chief Credit Officer and all of the market presidents. Finally, the prospective loans are submitted to our senior loan committee for approval, with the exception of a limited amount loans that are fully secured by marketable securities. Members of the senior loan committee include our Chairman and Chief Executive Officer, Vice Chairman, Chief Financial Officer, Chief Credit Officer, Chief Risk Officer (as a non-voting member) and our market presidents. All of our lending personnel, from our relationship managers to the members of our senior loan committee, have significant experience that benefits our underwriting process.

We maintain high credit quality standards. Each credit approval, renewal, extension, modification or waiver is documented in written form to reflect all pertinent aspects of the transaction. Our underwriting analysis generally includes an evaluation of the borrower’s business, industry, operating performance, financial condition and frequently includes a sensitivity analysis of the borrower’s ability to repay the loan.

Our lending activities are subject to internal exposure limits that restrict concentrations of loans within our portfolio to certain maximum percentages of our total loans and/or our total capital levels. These exposure limits are approved by our senior loan committee and our board of directors based upon recommendations made by the Credit Risk Policy Committee. Our internal exposure limits are established to avoid unacceptable concentrations in a number of areas, including in our different loan categories and in specific industries. In addition, we have established internal guidelines limiting the maximum amount of credit that we will extend to any one borrowing relationship.

Loan Participations

We make loans that are originated directly by us, and also loans where we provide a pro rata portion of a larger credit facility that is collectively offered by a group of banks with one bank acting as the agent bank. We divide these participation loans into two categories: syndications and club participations. Syndicated participations are participations in loans of at least $20 million that are shared by three or more financial institutions. Our club participations include all of our other participations. Our club participations generally have the following characteristics: (1) a smaller number of participating banks; (2) we hold a larger pro rata percentage participation in the credit; (3) we have a depository relationship with the borrower; and (4) we provide active input with respect to the management of the credit. Many of our syndicated loans also have one or more of the above-described characteristics.

We are part of the originating bank group in connection with our loan participations and none of the participation loans currently in our loan portfolio have been purchased on the secondary market. Our participation loans are to borrowers typically located within our primary markets and are generally made to companies that are known to us and with whom we have direct contact. We utilize the same underwriting criteria for our participations that we use for loans that we originate directly.

Loan participations offer advantages in a diversified loan portfolio. These loans have helped us to diversity the risk inherent in our loan portfolio by allowing us to access a broader array of corporations with different credit profiles, repayment sources, geographic footprints and with larger revenue bases than those businesses associated with our direct loans.

The following table presents the composition of our loan portfolio, by category based upon direct loans and participations, as of the dates indicated.

	September 30,	December 31,
	2012	2011	2010
	(In thousands)
Sole bank	$859,750	$732,061	$662,771
Lead bank	84,149	72,597	47,731

Total direct loans	943,899	804,658	710,502

Club	183,500	166,047	143,019
Syndication	494,076	441,513	436,425

Total participation loans	677,576	607,560	579,444

Total loans, before deferred loan fees	$1,621,475	$1,412,218	$1,289,946

Private Equity Lending

We make loans to companies owned by private equity funds. A majority of the private equity funds that support these borrowers are located within our primary markets. Generally, our private equity fund relationships are with large, well established funds with committed investors. We believe these types of funds possess the financial strength, experience and professionalism to effectively evaluate, manage and support their acquisitions. The companies that we typically finance that are owned by private equity funds are either located within our primary markets or, if outside, are located where we can efficiently service the relationship. We maintain regular direct contact with private equity funds regarding the performance of their companies for which we have provided financing. We regularly monitor our exposure level to any one private equity fund sponsor and have established an internal limit for the amount of term loans made to companies owned by private equity funds. As of September 30, 2012, we had $316.9 million in term loans to private equity backed businesses, which represented approximately 19.6% of our total loans.

Loan Portfolio Concentrations

Diversified lending approach.  We are committed to maintaining a diversified loan portfolio. We also concentrate on making loans to businesses where we have or can obtain the necessary expertise to understand the credit risks commonly associated with the borrower’s industry. We avoid lending to businesses that would require a high level of specialized industry knowledge that we do not have. The following table shows the composition of our loan portfolio by borrower industry as of September 30, 2012.

	September 30, 2012	Percent of Total Commercial Loans
	(Dollars in thousands)
Industry:
Real estate, rental and leasing	$352,204	21.7%
Service	345,258	21.3%
Manufacturing	322,456	19.9%
Private household	239,793	14.8%
Wholesale trade	84,134	5.2%
Construction	78,389	4.8%
Information	49,482	3.1%
Retail trade	43,899	2.7%
Transportation and warehousing	37,157	2.3%
Mining	22,871	1.4%
All others	45,832	2.8%

Total loans, before deferred loan fees	$1,621,475	100.0%

Borrowers represented within the real estate, rental and leasing category are largely owners and managers of both residential and non-residential commercial real estate income-producing properties. Loans extended to borrowers within the service industries include loans to finance working capital and equipment. Significant trade categories represented within the service industries include, among others, financial services, scientific/technical services, health care and hospitality services. Loans extended to borrowers within the manufacturing industry include loans to manufacturers of paper, chemicals, plastics, rubber, glass and clay products. Loans extended to borrowers in the private household industry include our private banking-personal loans.

Geographic criteria.  We focus on developing client relationships with companies that have headquarters and/or significant operations within our primary markets.

The table below shows the composition of our commercial and industrial loans and our commercial real estate loans based upon the states where our borrowers are located. Loans to borrowers located in our four primary market states make up 76.1% of our total commercial loans outstanding as of September 30, 2012.

When those loans are aggregated with our loans to borrowers located in states that are contiguous to our primary market states, the percentage increases to approximately 87.6% of our commercial loan portfolio.

	September 30, 2012	Percent of Total Loans
	(Dollars in thousands)
Geographic region:
Pennsylvania	$502,761	36.9%
Ohio	261,229	19.2%
New Jersey	169,633	12.5%
New York	102,520	7.5%
Contiguous states	156,244	11.5%
Other states	169,833	12.4%

Total commercial loans, before deferred loan fees	$1,362,220	100.0%

Large Credit Relationships

We originate and maintain large credit relationships with numerous customers in the ordinary course of our business. We have established an informal, internal limit on loans to one borrower that is significantly lower than our legal lending limit of approximately $34.9 million as of September 30, 2012. Our present informal, internal lending limit is $10.0 million based upon our total credit exposure to any one borrowing relationship. However, exceptions to this limit may be made in the case of particularly strong credits. As of September 30, 2012, our average loan outstanding was approximately $1.9 million.

The following table summarizes the aggregate committed and outstanding balances of our larger credit relationships as of September 30, 2012.

	September 30, 2012
	Number of Relationships	Committed Balance	Outstanding Balance
	(Dollars in thousands)
Large credit relationships:
>$15.0 million to $20.0 million(1)	1	$18,000	$18,000
>$10.0 million to $15.0 million	19	239,026	156,310
$5.0 million to $10.0 million	156	1,231,880	847,328

(1)	The single loan included between $15.0 million to $20.0 million is secured by marketable securities.

Loan Pricing

We generally extend variable-rate loans on which the interest rate fluctuations are based upon a predetermined indicator, such as the United States prime rate or the London Interbank Offered Rate, or LIBOR. Our use of variable-rate loans is designed to mitigate our interest rate risk to the extent that the rates that we charge on our variable-rate loans will rise or fall in tandem with rates that we must pay to acquire deposits and vice versa. As of September 30, 2012, approximately 33.3% of our variable-rate loans also contained a minimum interest rate, or floor, which helps to preserve our interest rate spread. As of September 30, 2012, approximately 87.6% of our loans had variable rates and approximately 12.4% of our loans had fixed rates.

Deposits

An important aspect of our business franchise is the ability to gather deposits. Deposits provide the primary source of funding for our lending activities. We offer traditional depository products including checking accounts, money market deposit accounts, savings accounts and certificates of deposit and CDARS® reciprocal products. We also offer cash management services, including online balance reporting, online bill payment, remote deposit, liquidity services, wire and ACH services and collateral disbursement. Our deposits are insured by the FDIC up to statutory limits. Our average non-brokered deposit account size was $302,000 as of September 30, 2012. The weighted average life on all of our transaction accounts (including our money market deposit accounts and checking accounts) was 797 days at December 31, 2012.

As our institution has matured, we have been successful in developing our non-brokered deposit relationships, and this has enabled us to decrease our reliance on brokered deposits. As of September 30, 2012, non-brokered deposits represented approximately 63.9% of our total deposits. Our non-brokered deposit sources primarily include deposits from financial institutions, high net wealth individuals, family offices, trust companies, wealth management firms, business customers and their executives. We compete for non-brokered deposits by offering a broad range of deposit products at competitive rates. We also attract non-brokered deposits by offering customers a variety of cash management services. We maintain direct customer relationships with many of our depositors whose deposits are considered to be brokered for regulatory purposes, including with many of our CDARS® reciprocal depositors and with depositors of certain uninsured checking and money market balances. For additional information about our deposit products and our overall funding strategy, see the section above entitled, “—Our Business Strategy—Deposit Funding Strategy.”

The table below shows the balances of our deposit portfolio by source, along with annualized growth for the nine months ended September 30, 2012:

	September 30,	December 31,		September 30, 2012 Change from December 31, 2011
	2012	2011	2010	Amount	Annualized % Change
	(Dollars in thousands)
Non-brokered deposits:
Private Banking
Business	$81,332	$69,453	$69,786	$11,879	22.8%
Personal	174,660	168,489	198,126	6,171	4.9%

Total private banking	255,992	237,942	267,912	18,050	10.1%
Financial institutions	437,919	275,685	54,125	162,234	78.5%
Businesses	436,743	421,112	325,608	15,631	4.9%
Total non-brokered deposits	1,130,654	934,739	647,645	195,915	27.9%
Brokered deposits:
Checking and money market deposit accounts	169,917	129,989	159,992	39,928	41.0%
CDARS® time deposits	369,744	421,563	517,006	(51,819)	(16.4%)
Brokered time deposits	99,573	150,835	145,957	(51,262)	(45.3%)

Total brokered deposits	639,234	702,387	822,955	(63,153)	(12.0%)

Total deposits	$1,769,888	$1,637,126	$1,470,600	$132,762	10.8%

Non-brokered deposits to total deposits	63.9%	57.1%	44.0%

Competition

We operate in a very competitive industry and face significant competition for customers from bank and non-bank competitors, particularly regional and nationwide institutions, in originating loans, attracting deposits and providing other financial services. We compete for loans and deposits based upon the personal and responsive service offered by our highly experienced banking professionals, access to management and interest rates. Competition for deposit products is generally based on pricing because of the ease with which customers can transfer deposits from one institution to another. Competition for loans is also often driven by interest rates, loan origination and related fees and services. As a result of our low fixed operating costs, we are able to better compete for customers with the competitive interest rates that we pay on deposits and that we charge on our loans.

Our relationship-based approach to our business also enables us to compete with other financial institutions in attracting loans and deposits. Our relationship managers and market presidents have significant experience in the banking industry and are focused on customer service. By capitalizing on this experience and by tailoring our products and services to the specific needs of our clients, we have been successful in cultivating stable relationships with our customers and also with financial intermediaries who refer their clients to us for banking services. We believe our approach to customer relationships will enable us to continue to compete effectively for loans and deposits in our primary markets and nationally through our private banking channel.

Enterprise Risk Management

We place significant emphasis on risk management as an integral component of our organizational culture. We use our risk management practices to monitor existing operations, support decision-making, and improve the success rate for new initiatives.

The mission of our enterprise risk management program is to help ensure the appropriate strategic planning and execution of our business within our desired risk appetite across strategic and financial risk, credit risk, liquidity risk, market risk, operational risk, compliance, legal risk and reputational risk. Our board of directors established our Enterprise Risk Management Committee which includes executive management and, as an independent non-voting member, the Chairman of our Risk Committee. Our Enterprise Risk Management Committee provides oversight to our three subcommittees: ALCO, Credit Risk Policy Committee and Operational Risk and Compliance Committee.

We believe that our emphasis on risk management is manifested in our solid asset quality statistics. Our risk management techniques include quarterly loan reviews by an independent loan review firm and monthly meetings of our Special Assets Group, which includes our executive management, to review criticized assets in order to monitor those relationships and implement corrective measures on a timely basis to minimize losses. In addition, we perform an annual stress test of our commercial real estate portfolio, in which we evaluate the impact on the portfolio of declining economic conditions, including lower rental rates, lower occupancy rates and lower resulting valuations. The stress test focuses only on the cash flow and valuation of the properties and ignores the liquidity, net worth and cash flow of any guarantors related to the credits. We report the results of these stress tests to the Risk Committee of our board of directors.

We also have implemented an extensive asset/liability management process. We utilize interest rate risk modeling on a quarterly basis to assess our interest rate profile and to enhance forward-looking decision making. If our models indicate that our operations are outside of our approved parameters, we utilize responsive planning techniques and escalate our reporting

Information Technology Systems

We devote significant resources to maintain modern, efficient and scalable information technology systems. We outsource most of our processing and services which allows us to select the best provider in each market niche, reduce our costs by leveraging the vendors’ economies of scale and expand our capabilities as needed. We believe our existing systems are capable of accommodating our projected growth in the near future with minimal additional capital expenditures.

Employees

As of December 31, 2012, we had approximately 119 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

Our main office consists of leased office space located at One Oxford Centre, Suite 2700, 301 Grant Street, Pittsburgh, Pennsylvania. We also lease office space for each of our four representative offices in the metropolitan areas of Philadelphia, Pennsylvania; Cleveland, Ohio; Princeton, New Jersey; and New York, New York. The leases for our facilities have terms expiring at dates ranging from 2014 to 2021, although certain of the leases contain options to extend beyond these dates. We believe that our current facilities are adequate for our current level of operations.

We believe that we have the necessary infrastructure in place to support our projected growth in our primary markets. While we expect to continue to expand and diversify our business by hiring additional experienced bankers in our primary markets, we do not anticipate establishing additional offices in new markets at least until our New York market demonstrates sustained profitability.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, future prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

Additional Information

From time to time, certain of our directors and officers are involved in legal proceedings (as defined in Item 401 of Regulation S-K) in capacities not directly associated with their roles as officers and directors of TriState Capital Holdings. Described below are certain legal proceedings involving one of our directors and one of our officers, none of which we believe has a material effect on us or the ability of such individuals to serve in their current roles with us or the Bank.

Mr. James J. Dolan is a member of our board of directors. In addition to his other business ventures, Mr. Dolan invests in real estate and other ventures. In October 2011, entities associated with a real estate project for which Mr. Dolan serves as a statutory manager filed a petition for voluntary liquidation under Chapter 7 of the U.S. Bankruptcy Code, which remains pending.

Mr. Charles C. Fawcett IV currently serves as President of our private banking channel. In 2005, Mr. Fawcett was barred from association with any member of the Financial Industry Regulatory Authority, or FINRA. Although FINRA enforcement staff alleged that Mr. Fawcett intentionally deleted emails related to a regulatory investigation, the FINRA hearings panel ultimately found in favor of Mr. Fawcett on those allegations, concluding there was insufficient evidence establishing that Mr. Fawcett knew or had reason to know that the deleted emails were subject to a subpoena or that he had any reason to attempt to conceal the information in the emails. Based upon advice of his counsel, Mr. Fawcett declined to provide information or testimony to FINRA, which resulted in the above sanction.

MANAGEMENT

General

Our board of directors is composed of 12 members and is divided into four classes of directors, serving staggered four-year terms. Approximately one-fourth of our board of directors is elected by the shareholders at each annual shareholders’ meeting for a term of four years, and the elected directors hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified.

The board of directors of TriState Capital Bank also consists of 12 members, all of whom are members of our board of directors. As the sole shareholder of the Bank, we elect the directors of TriState Capital Bank annually for a term of one year, and the directors of the Bank hold office until their successors are elected and qualified. The executive officers of the Bank are appointed by its board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

We have entered into an agreement with the Lovell Minnick funds that permits those holders of our Series C preferred stock to designate one representative who we have appointed to our board of directors and to the board of directors of TriState Capital Bank, and one nonvoting observer to our board of directors and to the board of directors of TriState Capital Bank. We have further agreed that we will continue to nominate the representative designated by the Lovell Minnick funds for election to our board of directors and to the board of directors of the Bank for so long as the Lovell Minnick funds collectively own at least 9.9% of our outstanding common stock (whether directly or on an as-converted basis). The Lovell Minnick funds have agreed, as of the closing of this offering and subject to certain terms and conditions, to waive certain rights they have in connection with their investment in us and this offering. In return, we have agreed, among other things, that we will continue to nominate the representative designated by Lovell Minnick funds for election to our board of directors and to the board of directors of the Bank for so long as the Lovell Minnick funds continue to hold at least 4.9% of our outstanding common stock. James E. Minnick currently serves on our board of directors and on the board of directors of TriState Capital Bank as the representative of the Lovell Minnick funds. For additional information about the terms of our Series C preferred stock and related agreements and amendments see, “Description of Capital Stock—Series C Preferred Stock.”

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position with TriState Capital Holdings, Inc.	Position with TriState Capital Bank	Director Since	Director Until / Class
Helen Hanna Casey	63	Director	Director	2006	2016 / Class IV
E. H. (Gene) Dewhurst	65	Director	Director	2006	2015 / Class III
James J. Dolan	58	Director	Director	2006	2013 / Class I
Michael J. Farrell	63	Director	Director	2011	2016 / Class IV
James F. Getz	65	Chairman, President, Chief Executive Officer, and Director	Chairman, President, Chief Executive Officer, and Director	2006	2014 / Class II
James H. Graves	63	Director	Director	2011	2013 / Class I
James E. Minnick	64	Director	Director	2012	2016 / Class IV
A. William Schenck III	69	Vice Chairman and Director	Vice Chairman and Director	2006	2015 / Class III
Richard B. Seidel	71	Director	Director	2007	2014 / Class II
Mark L. Sullivan	65	Vice Chairman, Chief Financial Officer, and Director	Vice Chairman, Chief Financial Officer, and Director	2006	2013 / Class I
John B. Yasinsky	73	Director	Director	2006	2015 / Class III
Richard A. Zappala	75	Director	Director	2007	2014 / Class II

Board of Directors and Executive Officers

A brief description of the background of each of our directors and executive officers is set forth below. All of our executive officers also serve as directors for TriState Capital and TriState Capital Bank. No director or executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or executive officer or director.

Helen Hanna Casey.  Since 1991, Ms. Casey has served as president of Hanna Holdings, Inc., a real estate firm located in Pittsburgh, Pennsylvania. She is also a director of Hanna Holdings, Inc. Howard Hanna Real Estate Services which is a subsidiary of Hanna Holdings, Inc., a large residential real estate brokerage company. Since 1987, she has served on the board of directors of West Penn Multi-List, Inc., a company that provides real estate listing services, and she holds the professional designations of GRI (Graduate Realtors Institute) and CRB (Certified Residential Broker). In addition, since 2007, she has served on the board of directors of the Strategic Investment Fund, a private sector source of financing for real estate projects in the City of Pittsburgh and surrounding regions. In the Pittsburgh area, she serves as chairwoman of the Greater Pittsburgh Chamber of Commerce, and a member of the executive committee of the Allegheny Conference on Community Development. Ms. Casey regularly conducts speaking engagements for real estate professionals. She is a graduate of Georgian Court University, B.A., 1971. Ms. Casey’s experience in the real estate industry, as well as her long-standing relationships within the Pittsburgh business and civic community, qualify her to serve on our board of directors.

E.H. (Gene) Dewhurst.  Since 1992, Mr. Dewhurst has served as vice president-finance and treasurer for each of the affiliated Falcon Seaboard entities based in Houston, Texas, and since 1998, he has served as a director for those entities. Falcon Seaboard is a privately owned company that currently invests its own funds in businesses that need capital for expansion, acquisition or management changes and is a significant investor in the stock market. Prior to Falcon Seaboard, Mr. Dewhurst was in banking for 20 years. He ended that phase of his career as senior vice president of Bank One, Houston (now JP Morgan Chase, Houston). Mr. Dewhurst currently serves on several other boards, including Biblica, Inc., a global publisher and copyright holder of the NIV version of the Bible; The Houston Symphony Society; College of Biblical Studies, a minority seminary in Houston; and the Greater Houston Partnership. Mr. Dewhurst has extensive board experience, including, among others, service on the board of directors of Central Bank, Houston, Texas, from 1996 to 2009; United Fuel & Energy Corporation, from 2003 to 2009, a publicly traded distributor of gasoline, diesel and lubricant products in the Southwestern and South Central United States that was acquired by Southern Counties Oil Co. in 2009; The Houston Symphony Endowment, from 2006 to 2012; Christian Brothers Automotive Corporation, Houston, Texas, from 2002 to 2008; MarsHill Productions, Missouri City, Texas, from 1991 to 2001, a Christian film production company; American Prudential Capital Inc., from 1998 to 2006, a commercial finance company offering alternative funding; The Exchange Club of Houston, from 1975 to 1984, a service club; and Crime Stoppers of Houston, 1981, including as a founding member. Mr. Dewhurst is a graduate of The University of Texas, B.A. in History, 1969 and the Southwestern Graduate School of Banking at Southern Methodist University, 1984. Mr. Dewhurst’s experience as an investment and corporate finance professional for multiple, diversified entities, including his ability to interpret capital markets, assess financial statements and projections, comprehend capital demand and analyze risk associated with asset allocation, qualify him to serve on our board of directors.

James J. Dolan. Since 1998, Mr. Dolan has served as managing partner of Voyager Group L.P. Voyager Group is a private equity holding company that invests in and operates businesses in the technology, financial service, aviation, natural resource and resort development industries. In addition, Mr. Dolan currently serves as chairman of Ascent Data, a company he founded in      2009 that provides cloud computing solutions and data center services to middle market companies and legal firms. The company was a spin out of Access Data Corp., a company that Mr. Dolan founded in 1997 and sold in      2009. Access Data developed the software, technical infrastructure, and network security to manage the processing of sensitive financial transactions for prominent financial management firms, including Charles Schwab, Janus, The Hartford Group, GE Capital Management and others. Previously, Mr. Dolan was a senior officer of Federated Investors for 19 years where he served as president and chief executive officer of Federated Services Company, a provider of shareholder services, marketing, distribution, custody, transfer agency and technology products to regulated companies and investment advisors. Mr. Dolan previously served as chairman and chief executive officer of Liberty Bank and Trust Company, and he currently serves on the board of directors of PlanMember Services Corp., a large asset management company. He is a graduate of Villanova University, B.A. in English, 1976, and Duquesne University School of Law, J.D., 1980. Mr. Dolan’s experience as a director and officer of financial institutions and financial services companies, his extensive and diverse managerial experience, and his knowledge of real estate finance and development, qualify him to serve on our board of directors.

Michael J. Farrell.  Mr. Farrell is a certified public accountant and he has served as president of Farrell & Co., a private investment management company, since 1982. From 2002 to August 2011, he served as chairman, president and chief executive officer of Standard Steel, LLC, a manufacturer of forged steel wheels and axles for freight railcars, locomotives and passenger railcars. Prior to that, Mr. Farrell served as president of MK Rail Corporation, a subsidiary of Morrison Knudsen that combined five companies that manufactured component parts for railroad locomotives. He was also a certified public accountant for Touche Ross & Co (now Deloitte). Mr. Farrell has served since 1998 on the board of directors of Federated Investors, Inc., a publicly-traded company and a large investment manager in the United States, and he currently serves as chairman of its audit committee. Mr. Farrell is a graduate of The Pennsylvania State University, B.S. in Accounting, 1971, and the Graduate School of Business Administration at Harvard University, O.P.M., 1987. Mr. Farrell’s public accounting background, extensive experience in executive management and as a director of both private and public companies, and his long-standing relationships within the Pittsburgh business and civic community qualify him to serve on our board of directors.

James F. Getz.  Mr. Getz has served as the Chairman of the Board and Chief Executive Officer of TriState Capital and TriState Capital Bank since the commencement of business operations in January 2007. Effective January 1, 2013, Mr. Getz also became the President of TriState Capital and TriState Capital Bank. Mr. Getz was president of Federated Securities Corporation, the retail sales division of Federated Investors, Inc. from 1994 until 2006. He also served as president and director of Federated Bank & Trust Company located in Gibbsboro, New Jersey from 1986 until 2006. He was a director of Federated Investors, Inc. from its initial public offering in 1998 until 2003. Because much of Federated’s business consisted of offering mutual funds to bank trust departments and independent broker-dealers, Mr. Getz has first-hand experience with many U.S. financial intermediaries. Before joining Federated in 1986, Mr. Getz’s banking experience included senior positions with Girard Bank, N.A. (now part of Bank of New York Mellon) and First Pennsylvania Bank (acquired by First Fidelity and now part of Wells Fargo). Mr. Getz is a graduate of King’s College in Wilkes-Barre, Pennsylvania, B.A. in History, 1969, and Villanova University in Villanova, Pennsylvania, M.A. in History, 1971. Mr. Getz currently serves on the board of directors of King’s College. During Mr. Getz’s tenure at Federated, inaccurate information about his background and education was published. The inaccurate information was not provided by Mr. Getz and was not contained in his employment application. Mr. Getz’s extensive business, banking and public company experience, as well as his long-standing business and banking relationships within our primary markets, qualify him to serve on our board of directors.

James H. Graves.  Mr. Graves has served as managing director and partner of Erwin, Graves & Associates, LP, a management consulting firm located in Dallas, Texas since 2001, and he has over 40 years of experience in the financial services industry. Mr. Graves was a director, vice chairman and chief operating officer of Detwiler, Mitchell & Co., a securities research firm, from 2002 until 2006. Previously, Mr. Graves worked for 11 years at J.C. Bradford & Company, a Nashville-based securities firm, where he held various positions concluding as chief operating officer and head of equity capital markets until it was sold to PaineWebber (now UBS) in 2000. From 1980 to 1991, Mr. Graves worked for Dean Witter Reynolds, Inc., first as head of the energy group and later as head of all of the industry investment banking groups in New York. He was a member of the firm’s senior management committee. Mr. Graves began his career at Citibank and opened the Houston loan production office in 1974. Mr. Graves presently serves as a director of Cash America International, Inc. (NYSE: CSH), a publicly-traded company operating pawn shops and online lending; Hallmark Financial Services, Inc. (NASDAQ: HALL), a publicly-traded insurance group; and BankCap Partners, LP, a private equity fund focused on the U.S. financial services sector which he co-founded in 2006. Mr. Graves also serves as a director and treasurer of The Incarnation Foundation. He is a graduate of Trinity College in Harford, Connecticut, B.A. in Economics, 1971. Mr. Graves’ executive leadership and management experience in several businesses, including large corporations and businesses within the financial services industry, his expertise in analyzing investments in financial services companies, and his experience as a director of both private and public companies qualify him to serve on our board of directors.

James E. Minnick.  Mr. Minnick has served as president and as a member of the board of managers of Lovell Minnick Partners LLC since 1999. Lovell Minnick Partners is an independent private equity firm providing equity capital for leveraged buyouts and private company recapitalizations and growth capital for developing companies. From 1987 to 1999, Mr. Minnick was the president and chief executive officer of Morgan Grenfell

Capital Management, the U.S. subsidiary of the global asset management firm of Morgan Grenfell Asset Management, a wholly owned subsidiary of Deutsche Bank. From 1978 to 1987, Mr. Minnick held various executive roles at SEI Investments and A.G. Becker, which was acquired by SEI Investments. These roles included serving as executive vice president at SEI Investments responsible for the investment consulting business, marketing and product development. Prior to his employment at SEI, Mr. Minnick was employed by an economic consulting firm and resided in Luxembourg. Mr. Minnick is a graduate of the University of Denver, B.A. in Economics, 1971. Mr. Minnick is also a member of the board of managers of Kanaly Holdings LLC, and its subsidiary Kanaly Trust LTA, a Texas-chartered trust company located in Houston, Texas. He also chairs the board of visitors for brain tumor research at Children’s Hospital of Philadelphia and is a trustee of The Episcopal Academy. Mr. Minnick’s extensive experience with respect to capital acquisition and capital markets within the financial services industry, as well as his experience overseeing the growth of early stage portfolio companies, qualify him to serve on our board of directors.

A. William Schenck III.  Mr. Schenck served as the President of TriState Capital and TriState Capital Bank from the commencement of business operations in 2007 through January 1, 2013. At that time, he assumed the position of Vice Chairman of TriState Capital Holdings and TriState Capital Bank. He is responsible for working with our relationship mangers to cultivate new middle market business and retain current customers. Mr. Schenck served as secretary of the Pennsylvania Department of Banking and Securities from January 2003 until August 2006. Prior to his public service, Mr. Schenck spent more than 30 years in the banking industry, beginning with Pittsburgh National Bank (now The PNC Financial Services Group), where he rose to the position of executive vice president—consumer and small business banking. He then served as vice chairman of the board of Great Western Financial Corporation, Chatsworth, California, a large financial services company. After that, he served as chairman of the board and chief executive officer of Fleet Mortgage Group, Inc., Columbia, South Carolina. Mr. Schenck is a graduate of the University of Virginia, B.A. in Political Science, 1965. Mr. Schenck’s extensive experience in executive management of multiple financial institutions, as well as his prior regulatory experience, qualify him to serve on our board of directors.

Richard B. Seidel.  Since 1997, Mr. Seidel has served as the Chairman of Girard Partners, Ltd., a registered investment advisory firm that specializes in providing wealth management solutions. In addition, since March 2009 he has served as the Chairman of Girard Capital, LLC a registered broker-dealer. He also serves on the board of directors of Wilmington Funds (formerly the MTB Group of Funds), an affiliate of M&T Bank. A published author and lecturer, Richard co-founded The Fairfield Group in 1983, and as its president led it to become a large fund management company. Previously, he spent 17 years at Girard Bank (now Bank of New York Mellon), in numerous capacities including trust administration and counsel, tax management and investments. In 1979, he established a holding company subsidiary named GTC Management, and as president developed a bank proprietary mutual fund. Mr. Seidel is a licensed attorney and is a member of the Pennsylvania bar. Mr. Seidel is a graduate from Georgetown University, B.S. in Accounting and Business, 1963, and holds a law degree from St. John’s University School of Law, LL.B., 1966. Mr. Seidel’s extensive experience in financial services and trust administration, as well as his prior banking and legal experience, qualify him to serve on our board of directors.

Mark L. Sullivan.  Mr. Sullivan has served as the Vice Chairman and Chief Financial Officer of TriState Capital and TriState Capital Bank since the commencement of business operations in 2007. As a certified public accountant, he served as a partner of Price Waterhouse & Co. (now PricewaterhouseCoopers LLP) and Ernst & Young LLP for more than 20 years. While with those firms, he worked closely with M&T Bank Corp. As coordinating partner for M&T, he managed all aspects of the firms’ relationship with M&T. This included assisting with the asset and liability management function, independent review and restructuring of the bank’s internal audit function and significant tax planning. During his career in public accounting, Mr. Sullivan had client coordinating partner responsibilities for companies ranging from entrepreneurial businesses to Fortune 50 companies, including Ford Motor Company, Dow Chemical and H.J. Heinz. Mr. Sullivan is a graduate of Providence College, B.S. in Business, 1969, and Babson College, M.B.A., 1970. Mr. Sullivan’s 36-year career in public accounting with 25 years at the partner level focusing primarily on Fortune 500 companies, along with his banking experience and his relationships within the Pittsburgh community, qualify him to serve on our board of directors.

John B. Yasinsky.  Mr. Yasinsky is the retired chairman and chief executive officer of OMNOVA Solutions Inc., a Fairlawn, Ohio-based developer, manufacturer, and marketer of emulsion polymers, specialty chemicals, and building products. Since 2000, he has served as a director of A. Schulman, Inc. in Akron, Ohio (NASDAQ: SHLM), a publicly-traded international supplier of custom compounds and related products. In addition, since 1994 Mr. Yasinsky has served as a director of CMS Energy Corp. in Jackson, Michigan (NYSE: CMS), a publicly-traded electric and natural gas utility company. Mr. Yasinsky is also an executive advisory partner of Wind Point Partners, a Chicago-based private equity firm that partners with executives to acquire and maximize the potential of middle market businesses. A former White House Fellow, Mr. Yasinsky served from 1999 until his retirement in 2000 as chairman and chief executive officer of OMNOVA Solutions, Inc., and continued as chairman until February 2001. From 1994 to 1999 he was the chairman and chief executive officer of GenCorp; and for three decades prior, worked in various positions for Westinghouse Electric Corporation, including serving as group president. Mr. Yasinsky is a graduate of Wheeling Jesuit University, B.S. in Physics, 1961; the University of Pittsburgh, M.S. in Physics, 1963; and Carnegie Mellon University, Ph.D. in Nuclear Science, 1967. Mr. Yasinsky’s prior positions, which provided him with in-depth experience in a broad array of markets, including electrical and energy systems, defense and aerospace, specialty chemicals, plastics and building and decorative products, as well as his experience on boards of directors of other public companies, qualify him to serve on our board of directors.

Richard A. Zappala.  Mr. Zappala is the former principal and chairman of The First City Company in Pittsburgh, Pennsylvania, a firm that specializes in the management, leasing and development of shopping centers throughout the Mid-Atlantic states. Mr. Zappala served as chairman of the board of The First City Company until December 2011, and he still serves as a member of its board of directors. Mr. Zappala is a graduate of the University of Notre Dame, B.S. in Electrical Engineering, 1959 and holds a law degree from Duquesne University School of Law, LL.B. 1963. Mr. Zappala’s extensive commercial real estate experience, as well as his longstanding knowledge of and relationships in the Pittsburgh business community, qualify him to serve on our board of directors.

Corporate Governance Principles and Board Matters

We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors has adopted Corporate Governance Guidelines that set forth the framework within which our board of directors, assisted by its committees, directs the affairs of our organization. The Corporate Governance Guidelines address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, board committees and selection of new directors. In addition, our board of directors has adopted a Code of Conduct that applies to all of our directors, officers and employees, as well as a separate Code of Ethics for Principal Executive and Senior Financial Officers, including our Chief Executive Officer and Chief Financial Officer. Upon closing of this offering, our Corporate Governance Guidelines, as well the Code of Conduct and Code of Ethics, will be available on our website at www.tscbank.com. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by the NYSE rules.

Director qualifications.  We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s character, judgment, diversity, age, skills, including financial literacy, and experience in the context of our needs and those of the board of directors.

Director independence.  Under the rules of the NYSE, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NYSE, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the NYSE and the SEC. Applying these standards, our board of directors has affirmatively determined that each of our current directors is an independent director, with the exception of James F. Getz, our Chairman, Chief Executive Officer and President, A. William Schenck III, our Vice Chairman and Mark L. Sullivan, our Vice Chairman and Chief Financial Officer. Messrs. Getz, Schenck and Sullivan are also employees of TriState Capital Bank. For additional information, see “Certain Relationships and Related Party Transactions.”

Leadership structure.  Our board of directors and the board of directors of TriState Capital Bank each meet on a monthly basis. Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the board of directors because our board of directors believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of our board of directors. Our board of directors has determined that having our Chief Executive Officer serve as Chairman of the board of directors is in the best interests of our shareholders at this time. This structure makes best use of the Chief Executive Officer’s extensive knowledge of our organization and the banking industry. Our board of directors views this arrangement as also providing an efficient nexus between our organization and the board of directors, enabling our board of directors to obtain information pertaining to operational matters expeditiously and enabling our Chairman to bring areas of concern before our board of directors in a timely manner. Because the positions of President, Chief Executive Officer and Chairman are held by the same person, our board of directors has designated              to serve as Lead Independent Director. The Lead Independent Director serves as a liaison between the Chairman and the other independent directors and has the authority to call and chair meetings of the independent directors as often as necessary.

Compensation committee interlocks and insider participation.  Upon closing of this offering, none of the members of our Compensation Committee will be or will have been an officer or employee of TriState Capital or TriState Capital Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, Compensation Committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee, the Risk Committee and the Nominating and Corporate Governance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee.  The Audit Committee assists our board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, and the performance of our internal audit function and that of our independent auditors. Among other things, the Audit Committee:

•	annually reviews the Audit Committee charter and the committee’s performance;

•	appoints, evaluates and determines the compensation of our independent auditors;

•	reviews and approves the scope of the annual audit, the audit fee and the financial statements;

•	reviews disclosure controls and procedures, internal controls, internal audit function, and corporate policies with respect to financial information; and

•	oversees investigations into complaints concerning financial matters, if any.

The Audit Committee works closely with our management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

The members of the Audit Committee are Messrs. Dewhurst, Farrell, Graves and Seidel, each of whom satisfy the applicable independence and other requirements of the SEC and the NYSE for Audit Committees. Mr. Farrell is the chairperson of our Audit Committee, and serves as our “audit committee financial expert,” as required under the applicable rules of the SEC and the NYSE.

The Audit Committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. Upon closing of this offering, the charter of the Audit Committee will be available on our website.

Compensation Committee.  The Compensation Committee is responsible for discharging the board’s responsibilities relating to compensation of the executives and directors. Among other things, the Compensation Committee:

•	evaluates human resources and compensation strategies;

•	reviews and approves objectives relevant to executive officer compensation;

•	evaluates performance and determines the compensation of our executive officers in accordance with those objectives;

•	approves any changes to non-equity based benefit plans involving a material financial commitment;

•	recommends to the board of directors compensation for directors; and

•	evaluates performance in relation to the Compensation Committee charter.

The members of the Compensation Committee are Helen Hanna Casey and Messrs. Dolan, Minnick, Yasinsky and Zappala, each of whom qualifies as an “independent” director as defined under the applicable rules and regulations of the SEC and the NYSE, a “non-employee” director under Rule 16b-3 of the Exchange Act and an “outside” director under Section 162(m) of the Internal Revenue Code. James Dolan is the chairperson of our Compensation Committee.

The Compensation Committee has adopted a written charter that among other things, specifies the scope of its rights and responsibilities. Upon closing of this offering, the charter of the Compensation Committee will be available on our website.

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee is responsible for discharging the board’s responsibilities relating to the corporate governance of our organization. Among other things, the Nominating and Corporate Governance Committee:

•	identifies individuals qualified to be directors consistent with the criteria approved by the board of directors and recommending director nominees to the full board of directors;

•	ensures that the Audit and Compensation Committees have the benefit of qualified “independent” directors;

•	oversees management continuity planning;

•	leads the board of directors in its annual performance review; and

•	monitors our corporate governance principles and practices.

The members of the Nominating and Corporate Governance Committee are Helen Hanna Casey and Messrs. Seidel, Minnick, Yasinsky and Zappala, each of whom qualifies as an “independent” director as defined under the applicable rules and regulations of the SEC and the NYSE. Mr. Yasinsky is the chairperson of our Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee has adopted a written charter that among other things specifies the scope of its rights and responsibilities. Upon closing of this offering, the charter of the Nominating and Corporate Governance Committee will be available on our website.

Risk Committee.  The Risk Committee is responsible for the overseeing our enterprise-wide risk management framework.

Responsibilities of the Risk Committee involve, among other things:

•

enhancing the Boards’ oversight and understanding of enterprise-wide risk management activities and effectiveness and serving as a point of contact between our board of directors and our management-level Committees;

•	monitoring and reviewing with management our risk tolerance and major risk exposures, including risk concentrations and correlations;

•	reviewing our enterprise risk management framework, including the policies and strategies employed by our management to identify, manage and monitor risks associated with our business objectives; and

•	appointing, evaluating and determining the compensation for our internal auditors on non-financial reporting matters.

The members of the Risk Committee are Messrs. Dewhurst, Dolan, Farrell and Graves. Mr. Dewhurst is the chairperson of our Risk Committee.

The Risk Committee has adopted a written charter that among other things, specifies the scope of its rights and responsibilities. Upon closing of this offering, the charter of the Risk Committee will be available on our website.

EXECUTIVE COMPENSATION

Our named executive officers for 2011, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	James F. Getz, our President, Chief Executive Officer and Chairman of the Board;

•	A. William Schenck III, our Vice Chairman; and

•	Mark L. Sullivan, our Vice Chairman and Chief Financial Officer.

We have not entered into employment agreements with any of our executive officers or employees, each of whom serve at the pleasure of our board of directors and is an “at will” employee.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for our fiscal years ended December 31, 2011 and 2010. Except as set forth in the notes to the table, all cash compensation for each of our named executive officers was paid by TriState Capital Bank, where each serves in the same capacity.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
James F. Getz Chairman, President and Chief Executive Officer	2011 2010	$1,500,000 1,000,000	— —	$500,000 —	$32,161 23,561	$2,032,161 1,023,561
A. William Schenck III Vice Chairman	2011 2010	400,000 400,000	$429,149 518,691	— —	31,969 23,561	861,118 942,252
Mark L. Sullivan Vice Chairman and Chief Financial Officer	2011 2010	400,000 400,000	429,149 518,691	— —	16,765 9,408	845,914 928,099

(1)

Represents the aggregate grant date fair value calculated in accordance with applicable accounting guidance without regard to forfeitures. For additional information on our accounting for such awards, please refer to Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)

As other compensation, Mr. Getz received medical insurance premiums of approximately $15,396 in 2011 and $14,153 in 2010, vision insurance premiums of approximately $184 in 2011 and $189 in 2010, dental insurance premiums of approximately $981 in each of 2011 and 2010, life and disability insurance premiums of approximately $1,350 in 2011 and $1,338 in 2010, a car allowance of $6,900 in each of 2011 and 2010 and employer 401(k) contributions of approximately $7,350 in 2011. As other compensation, Mr. Schenck received medical insurance premiums of approximately $15,396 in 2011 and $14,153 in 2010, vision insurance premiums of approximately $184 in 2011 and $189 in 2010, dental insurance premiums of approximately $981 in each of 2011 and 2010, life and disability insurance premiums of approximately $1,158 in 2011 and $1,338 in 2010, a car allowance of $6,900 in each of 2011 and 2010 and employer 401(k) contributions of approximately $7,350 in 2011. As other compensation, Mr. Sullivan vision insurance premiums of approximately $184 in 2011 and $189 in 2010, dental insurance premiums of approximately $981 in each of 2011 and 2010, life and disability insurance premiums of approximately $1,350 in 2011 and $1,338 in 2010, a car allowance of $6,900 in each of 2011 and 2010 and employer 401(k) contributions of approximately $7,350 in 2011.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of our named executive officers on December 31, 2011. All of the stock options shown in the table below were granted under the TriState Capital Holdings, Inc. 2006 Stock Option Plan, as amended, or the 2006 Plan. All of the stock options shown in the table below were granted with a per share exercise price equal to the fair market value of our common stock on the grant date. No stock options were exercised by the named executive officers during 2011. In addition, on January 15, 2011, we granted 62,500 shares of restricted stock to James F. Getz as additional compensation for his services, pursuant to a restricted stock award agreement containing the terms and conditions of the grant.

		Option awards			Stock awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable(1)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(3)
James F. Getz	1/15/2011	—	—	—	56,250	$450,000
A. William Schenck III	1/22/2007	500,000	$10.00	1/22/2017	—	—
Mark L. Sullivan	1/22/2007	500,000	$10.00	1/22/2017	—	—

(1)

Represents stock options, 50% of which vest on the date that is two and one-half years following the grant date, and the remaining 50% of which vest on the fifth anniversary of the grant date. All of the stock options shown in the table above were granted with a per share exercise price equal to the fair market value of our common stock on the grant date. For information regarding valuation of options, please refer to Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Represents unvested shares of restricted stock that fully vest on January 15, 2013.
(3)

Represents the aggregate grant date fair value calculated in accordance with applicable accounting guidance without regard to forfeiture. For additional information on our accounting for such awards, please refer to Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Stock Incentive Plan

Our board of directors adopted the 2006 Plan to provide additional incentives to officers, directors and employees for their contributions to our business. The 2006 Plan initially provided for the issuance of 2,000,000 shares of our common stock upon exercise of options. At our April 23, 2012 annual shareholders’ meeting, our shareholders approved an amendment to the 2006 Plan that increased the number of shares of our common stock reserved for issuance upon the exercise of stock options to 4,000,000. Up to 100% of the shares reserved for issuance under the 2006 Plan may be issued upon the exercise of “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, although no incentive stock options have been issued to date. Nonqualified stock options may also be granted under the 2006 Plan. All stock options granted under the 2006 Plan are made pursuant to an award agreement, which contains the specific terms and conditions of the grant.

As of September 30, 2012, an aggregate of 1,948,000 stock options were issued and outstanding with a weighted average exercise price of $9.93 per share. After taking into account all outstanding unexercised stock options and all shares of our common stock issued upon exercise of stock options, an aggregate of 2,052,000 shares of common stock remain available for issuance under the 2006 Plan.

Administration.  The 2006 Plan is administered by the Compensation Committee of our board of directors, which has significant discretion with respect to the issuance of awards, establishment of award terms, modification of plan requirements and adoption of policies and practices related to the implementation of the plan.

Share authorization.  As stated above, there are 4,000,000 shares of our common stock that are reserved for issuance upon the exercise of stock options granted under the 2006 Plan. Of those, 2,052,000 shares are not subject to currently-outstanding stock options and are available for issuance under the plan. In connection with recapitalizations, stock dividends, stock splits, combination of shares or other changes in the stock, our Compensation Committee will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2006 Plan and the terms of outstanding awards. If any shares of stock covered by an award granted under the 2006 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then the number of shares of stock counted against the aggregate number of shares of stock available under the 2006 Plan with respect to the award will again be available for making awards under the plan.

Term and vesting.  Stock options granted under the 2006 Plan contain terms that provide for a graded vesting schedule whereby portions of the options vest in increments over the requisite service period. The options vest fifty percent after two and one-half years following the award date and the remaining fifty percent vest five years following the award date. The term of an option cannot exceed 10 years from the date of grant.

Termination of the 2006 Plan.  In accordance with IRS requirements, the 2006 Plan will terminate upon its tenth anniversary in 2016.

Effect of certain transactions.  The existence of the 2006 Plan and the stock options granted under the plan will not affect our right or the right of our shareholders to authorize any adjustments, recapitalizations, reorganizations or other changes in our capital structure or our business. The 2006 Plan provides that if we are the surviving corporation in any merger, consolidation or share exchange, any stock options that have been granted under the 2006 Plan will pertain to and apply to the securities to which a holder of the number of shares of our common stock subject to the stock option would have been entitled as a result of the transaction. In any merger, consolidation or share exchange where we are not the surviving corporation, the 2006 Plan provides that there will be substituted for each share of our common stock that is subject to an unexercised stock option, the number of shares of stock of the surviving corporation or an amount of cash, property or assets that were distributed or are distributable to our stockholders in respect of each share of our common stock held by them, and the outstanding stock options will thereafter be exercisable for the stock, securities, cash or property in accordance with their terms.

Stock option activity.  Stock option activity during the periods indicted is as follows:

	Nine Months Ended September 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Number of Options Beginning Balance	1,946,500	1,893,000	1,735,000	1,633,000	1,441,000	—
Options Granted	19,000	171,000	203,000	124,000	197,000	1,441,000
Options Forfeited	17,500	117,500	45,000	22,000	5,000	—

Number of Options Ending Balance	1,948,000	1,946,500	1,893,000	1,735,000	1,633,000	1,441,000

Weighted Average Exercise Price:
Options Granted	$9.50	$8.94	$8.06	$10.90	$13.61	$10.00
Options Forfeited	9.23	11.50	13.15	13.44	10.00	—
Ending Balance	$9.93	$9.92	$10.11	$10.43	$10.39	$10.00

Stock option compensation expense for the nine months ended September 30, 2012.  We have elected to recognize compensation expense for options with graded vesting schedules on a straight-line basis over the requisite service period for the entire option grant. During the nine months ended September 30, 2012, we recognized share-based compensation expense related to option grants under the 2006 Plan totaling $677,000, compared to $1.2 million for the same period in 2011.

As of September 30, 2012, there was $1.5 million of total unrecognized compensation cost related to non-vested options granted under the plan. The unrecognized compensation cost is expected to be recognized over a weighted average period of 3.2 years.

Stock option compensation expense for the year ended December 31, 2011.  During the years ended December 31, 2011 and 2010, we recognized share-based compensation expense related to option grants under the 2006 Plan totaling $1.6 million and $1.5 million, respectively.

Restricted Stock

We granted 62,500 shares of restricted stock Mr. James Getz, our Chairman of the Board, President and Chief Executive Officer, during January 2011 as additional compensation for his services. Under the terms of the award agreement relating to the restricted stock grant, 10% of the shares of restricted stock vested upon issuance in January 2011, another 10% of the shares of restricted stock became vested in January 2012, and the remaining 80% of the shares of restricted stock will vest in January 2013. In addition, in the event of the retirement, disability or death of Mr. Getz during the term of the agreement, any unvested shares of restricted stock would immediately vest upon such event. Except for transfers to certain family members, none of the shares of restricted stock may be sold, transferred, pledged, gifted or otherwise disposed of until the shares have vested. The award agreement includes certain additional restrictions on vesting of the shares consistent with the requirements of the Department of the Treasury’s investment in our preferred stock under the Capital Purchase Program. These additional restrictions on vesting expired upon our repayment of the Department of the Treasury’s investment on September 26, 2012.

The grant date fair value of the restricted stock award is equal to the price of our common stock on the grant date. We will expense the service-based restricted stock award ratably over the two-year vesting period, which commenced in January 2011. The unvested portion of the restricted stock award is subject to forfeiture if the service period is not completed.

401(k) Retirement Plan

We maintain a defined contribution 401(k) retirement savings plan for our employees. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code so that contributions to our 401(k) plan and income earned on those contributions are not taxable to participants until withdrawn or distributed from the 401(k) plan. Our 401(k) plan provides that each participant may contribute up to 84% of his or her pre-tax compensation, up to a statutory limit of $16,500 for 2011 and $17,000 for 2012. Participants who are at least 50 years old are also entitled to make “catch-up” contributions, which in 2011 and 2012 may be up to an additional $5,500 above the statutory limit.

Beginning in 2011, we automatically contributed three percent of the employee’s semi-monthly base salary to the employee’s 401(k) plan on a per pay basis, subject to IRS limitations. Full-time employees are eligible to participate upon the first month following their first day of employment or having attained age 21, whichever is later. Substantially all of our employees received an automatic contribution of three percent of their base salary in 2011. We did not make any employer contributions to the plan in 2010 or 2009. Under our 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee.

Compensation of Directors

We pay our non-employee directors based on the directors’ participation in board of directors and committee meetings held throughout the year, and TriState Capital Bank pays its directors in the same manner. Messrs. Getz, Schenck and Sullivan are employees of TriState Capital Bank and as such, do not receive any direct remuneration for serving as a director of TriState Capital Bank or us. During 2011, directors received annual retainer of $20,000. In addition directors received $1,000 per board meeting attended and $1,000 per committee meeting attended. The chairperson of our Audit Committee receives an annual fee of $10,000, the chairperson of our Risk Committee receives an annual fee of $6,000, and the chairperson of each of the Compensation Committee and the Corporate Governance Committee receive annual fees of $5,000, as compensation for their services as chairperson of such committees.

In prior years, we have also granted stock options to our directors as compensation for their services. In 2011, each of our non-employee directors received options to purchase 6,000 shares of our outstanding common stock with an exercise price of $9.32 per share. It is contemplated that non-employee directors will receive similar grants of stock options for their service as members of our board of directors in future years.

The following table sets forth compensation paid, earned or awarded during 2011 to each of our directors other than Messrs. Getz, Schenck and Sullivan, whose compensation is described in the “Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash ($)	Option Awards($)(1)	Total ($)
Helen Hanna Casey	$48,000	$30,660	$78,660
E. H. (Gene) Dewhurst	73,000	30,660	103,660
James J. Dolan	56,000	30,660	86,660
Michael J. Farrell	65,000	30,660	95,660
James H. Graves	54,000	30,660	84,660
Richard B. Seidel	51,000	30,660	81,660
John B. Yasinsky	53,000	30,660	83,660
Richard A. Zappala	48,000	30,660	78,660

(1)

The amount reported represents the grant date fair value of stock options granted during the applicable fiscal year and does not represent an amount paid to or realized by the director during the applicable fiscal year. The fair market value of each option award is estimated on the date of grant using the Black-Scholes option pricing model and the weighted average assumptions. For additional information regarding valuations, please refer to Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our current articles of incorporation and bylaws, as well as the articles of incorporation and bylaws of TriState Capital Bank.

PRINCIPAL SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our voting stock as of December 31, 2012, and as adjusted to reflect the closing of this offering, for:

•	each person known to us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors and named executive officers; and

•	all directors and executive officers, as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o TriState Capital Holdings, Inc., One Oxford Centre, 301 Grant Street, Pittsburgh, Pennsylvania 15219.

The table below calculates the percentage of beneficial ownership of our common stock based on 17,444,730 shares of common stock outstanding as of December 31, 2012 and                      shares of common stock outstanding upon closing of this offering, except as follows. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or other convertible or exercisable securities held by that person that are currently exercisable or convertible or exercisable or convertible within sixty days of December 31, 2012. However, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

For the purposes of the table below, we have also included beneficial ownership information with respect to the outstanding shares of our Series C preferred stock. Holders of our Series C preferred stock vote as a class with our common stock on an as-converted basis. Upon the closing of this offering, all of the outstanding shares of our Series C preferred stock will be converted into shares of our common stock with a conversion ratio of 100 shares of common stock for each share of our Series C preferred stock.

We entered into a Preferred Stock Purchase Agreement with the Lovell Minnick funds in connection with their August 2012 purchase of our Series C preferred stock. Under the terms of the Preferred Stock Agreement, the Lovell Minnick funds have certain ongoing rights including, among others, certain board representation rights, board observer rights and information and access rights. We have also entered into a Registration Rights Agreement with the Lovell Minnick Funds. For additional information about the rights of the holders of the Lovell Minnick funds under the Preferred Stock Purchase Agreement and the Registration Rights Agreement, see “Description of Capital Stock—Series C Preferred Stock.”

	Beneficial Ownership Before this Offering						Beneficial Ownership After this Offering
	Shares of Common Stock		Shares of Series C Preferred Stock(1)		Total Shares of Voting Stock		Shares of Common Stock
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number %
Greater than 5% Shareholders
Financial Stocks Capital Partners V LP(2)	1,500,000	8.6%	—	—	1,500,000	6.7%
Entities affiliated with Lovell Minnick(3)	4,878,049	21.9%	48,780.488	100.00%	4,878,049	21.9%
BankCap Partners Fund 1 LP(4)	1,441,666	8.3%	—	—	1,441,666	6.5%
Stephens Investment Holdings, LLC(5)	941,667	5.4%	—	—	941,667	4.2%
Silver Creek Special Opportunities Funds(6)	1,000,000	5.7%	—	—	1,000,000	4.5%
Directors and Executive Officers
Helen Hanna Casey(7)	41,055	*	—	—	41,055	*
E.H. (Gene) Dewhurst(8)	517,000	3.0%	—	—	517,000	2.3%
James J. Dolan (9)	141,125	*	—	—	141,125	*
Michael J. Farrell(10)	12,500	*	—	—	12,500	*
James F. Getz(11)	949,220	5.4%	—	—	949,220	4.3%
James H. Graves(12)	12,500	*	—	—	12,500	*
James E. Minnick(13)	4,878,049	21.9%	48,780.488	100.00%	4,878,049	21.9%
A. William Schenck III(14)	600,125	3.3%	—	—	600,125	2.6%
Richard B. Seidel(15)	32,405	*	—	—	32,405	*
Mark L. Sullivan(16)	600,045	3.3%	—	—	600,045	2.6%
John B. Yasinsky(17)	43,500	*	—	—	43,500	*
Richard A. Zappala(18)	112,080	*	—	—	112,080	*
All directors and executive officers as a group (12 persons)	7,939,604	33.9%	48,780.488	100.00%	7,939,604	33.9%

*	Represents less than 1%.
(1)

Shares of Series C preferred stock will convert into shares of our common stock, with a conversion ratio of 100 shares of common stock for each share of our Series C preferred stock, immediately prior to the closing of this offering.

(2)

Finstocks Capital Management V, LLC is the general partner of Financial Stocks Capital Partners V LP. Finstocks Capital Management V, LLC is a subsidiary of Elbrook Holdings, LLC, which is a subsidiary of FSI Group, LLC. FSI Group, LLC is controlled by Steven N. Stein and John M. Stein, who have voting and dispositive power over the shares of our common stock held by Financial Stocks Capital Partners V LP. The business address for Financial Stocks Capital Partners V LP is 441 Vine Street, Suite 1300, Cincinnati, Ohio 45202.

(3)

Represents 33,736.927 shares of our Series C preferred stock that are held of record by LM III TriState Holdings LLC and 15,043.561 shares of our Series C preferred stock that are held of record by LM III-A TriState Holdings LLC. Holders of our Series C preferred stock vote as a class with our common stock on an as-converted basis. For additional information regarding the rights of our Series C preferred stock, see “Description of Capital Stock—Series C Preferred Stock.” Lovell Minnick Partners LLC is the managing member of Fund III UGP LLC, which is, in turn, the general partner of Lovell Minnick Equity Advisors III LP, which is, in turn, the general partner of each of Lovell Minnick Equity Partners III LP and Lovell Minnick Equity Partners III-A LP. Lovell Minnick Equity Partners III LP is the managing member of LM III TriState Holdings LLC and Lovell Minnick Equity Partners III-A LP is the managing member of LM III-A TriState Holdings LLC. As an officer of Lovell Minnick Partners LLC, Mr. Minnick may be deemed to share beneficial ownership of the shares of our common stock held by the Lovell Minnick funds. Mr. Minnick disclaims beneficial ownership of such shares. Lovell Minnick Partners LLC and has voting and dispositive power over these shares. The business address for each of LM III TriState Holdings LLC and LM III-A TriState Holdings LLC is 150 N. Radnor Chester Road, Suite A200, Radnor, Pennsylvania 19087.
(4)

The general partner of BankCap Partners Fund 1 LP is BankCap Partners GP. The general partner of BankCap Partners GP is BankCap LLC. Brian D. Jones and Scott A. Reed are the managers of BankCap LLC and share voting and dispositive power over the shares of our common stock held by BankCap Partners Fund 1 LP. The business address of BankCap Partners Fund 1 L.P. is 2000 McKinney Avenue, Suite 820, Dallas, Texas 75201.

(5)

Curtis F. Bradbury, Jr., Douglas H. Martin, and Warren A. Stephens, as the managing members of Stephens Investment Holdings, LLC, have voting and dispositive power over these shares. Stephens Investment Holdings, LLC is under common control with Stephens Inc., a registered broker-dealer. The business address for the Stephens Investment Holdings, LLC is 111 Center Street, Little Rock, Arkansas 72201.

(6)

Includes 500,000 shares held by Silver Creek-Special Opportunities Fund FD Cayman II L.P. and 500,000 shares held by Silver Creek Special Opportunities Fund II LP. The business address for Silver Creek Special Opportunities Fund is 1301 Fifth Avenue, 40th Floor, Seattle, Washington 98101.

(7)	Includes 5,000 shares held by Ms. Casey jointly of record with her spouse, Stephen Casey, and vested options to purchase 16,000 shares of common stock that were granted under the 2006 Plan.
(8)

Includes 500,000 shares held of record by Falcon Seaboard Investment Company, LP for which Mr. Dewhurst serves as the Vice President-Finance, Treasurer and Authorized Representative, and vested options to purchase 16,000 shares of common stock that were granted under the 2006 Plan.

(9)	Includes 125,000 shares held by Mr. Dolan jointly of record with his spouse, Patricia D. Dolan, and vested options to purchase 16,000 shares of common stock that were granted under the 2006 Plan.
(10)	Includes of 10,000 shares held of record by the Farrell Family Limited Partnership for which Mr. Farrell is the General Partner.
(11)

Includes of 173,118 shares held by Barclays Capital, Inc., FBO James F. Getz Individual Retirement Account, 284,173 shares held by Getz Enterprises, L.P. of which Mr. Getz is the General Partner, 1,720 shares held by Mr. Getz jointly of record with his spouse, Elinor M. Getz, and 62,500 fully-vested shares of restricted stock.

(12)

Does not include shares of common stock held by BankCap Partners Fund 1, LP. Director James H. Graves currently serves on the Fund Board of BankCap Equity Fund LLC, which is the general partner of BankCap Partners GP, L.P., which, in turn, is the general partner of BankCap Partners Fund 1, L.P. Mr. Graves disclaims beneficial ownership of the shares held by investment funds affiliated with BankCap Partners Fund 1, L.P.

(13)	See footnote 3 above.
(14)

Includes 100,000 shares held by the A. William Schenck III Revocable Trust for which Mr. Schenck serves as Trustee, and vested options to purchase 500,000 shares of common stock that were granted under the 2006 Plan.

(15)	Includes vested options to purchase 11,000 shares of common stock that were granted under the 2006 Plan.
(16)	Includes vested options to purchase of 500,000 shares of common stock that were granted under the 2006 Plan.
(17)	Includes 27,500 shares held by Mr. Yasinsky jointly of record with his wife, Marlene A. Yasinsky, and vested options to purchase 16,000 shares of common stock that were granted under the 2006 Plan.
(18)	Includes vested options to purchase 11,000 shares of common stock that were granted under the 2006 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2009, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Lovell Minnick Investment

In connection with our most recent private placement, which closed on August 10, 2012, we sold an aggregate of 48,780.488 shares of our Series C preferred stock at a price of $1,025.00 per share to the Lovell Minnick funds, which are investment funds managed by Lovell Minnick Partners LLC. For additional information on the terms of the Series C preferred stock, see “Description of Capital Stock—Series C Preferred Stock.”

In connection with the investment, we entered into an agreement with the Lovell Minnick funds that, among other things, permits these entities to appoint one representative to our board of directors and to the board of directors of TriState Capital Bank, as well as one nonvoting observer to our board of directors and to the board of directors of TriState Capital Bank. As amended in connection with the planned conversion of the Series C preferred stock in connection with this offering, the director representation rights of the Lovell Minnick funds will continue for so long as they continue to collectively own at least 4.9% of our outstanding common stock. James E. Minnick was appointed to our board of directors and the board of directors of TriState Capital Bank in August 2012 as the representative for the Lovell Minnick funds.

Also in connection with the Lovell Minnick investment, we made certain representations and warranties and covenants regarding TriState Capital Bank and us. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type. For additional information on our agreements with the Lovell Minnick funds, including modifications to those agreements effective upon conversion of the Series C preferred stock upon the closing of this offering, see “Description of Capital Stock—Series C Preferred Stock.”

Finally, we entered into a Registration Rights Agreement for the benefit of the Lovell Minnick funds that purchased shares of our Series C preferred stock in our August 2012 private placement. Under that agreement we have granted certain demand and piggyback registration rights with respect to the shares of common stock into which shares of our Series C preferred stock are convertible. For additional information about the Registration Rights Agreement, see “Description of Capital Stock—Registration Rights.”

Private Placement Offerings

We have engaged in two private offerings of our capital stock since January 1, 2009, in which certain of our executive officers, directors and principal shareholders participated. In addition to the shares of our Series C preferred stock purchased by LM III TriState Holdings LLC and LM III-A TriState Holdings LLC, which are separately described above, the following is a list of our directors, executive officers or principal shareholder that purchased at least $120,000 in shares of our common stock during any calendar year since January 1, 2009:

•	Our principal shareholder, Financial Stocks Capital Partners V, LP, purchased 1,500,000 shares of common stock at a price of $8.00 per share in our July 2010 private placement.

•

TriState Investment Partners II is owned by employees of Stephens Inc. The managers are executives of Stephens Inc., which is under common control with Stephens Investment Holdings, LLC, which is one of our principal shareholders. TriState Investment Partners II purchased 70,796 shares of common stock at a price of $8.00 per share in our July 2010 private placement.

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, TriState Capital Bank or us in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Policies and Procedures Regarding Related Party Transactions

Transactions by TriState Capital or us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by TriState Capital Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by TriState Capital Bank to its executive officers, directors, and principal shareholders). We and our wholly owned subsidiary, TriState Capital Bank, have adopted policies designed to ensure compliance with these regulatory requirements and restrictions.

In addition, prior to closing of this offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the NYSE concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of TriState Capital Holdings, Inc. include directors (including nominees for election as directors), executive officers, beneficial holders of more than 5% of our capital stock and the immediate family members of these persons. Our Chief Risk Officer, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Nominating and Corporate Governance Committee for approval. In determining whether to approve a related party transaction, the Nominating and Corporate Governance Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon closing of this offering, our Related Party Transactions Policy will be available on our website.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of the material terms of our articles of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the articles of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our articles of incorporation, as amended, authorize us to issue a total of 45,000,000 shares of common stock, no par value per share, and 150,000 shares of preferred stock, no par value per share, of which 48,780.488 shares have been designated as Series C preferred stock. The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Common Stock

As of December 31, 2012, 17,444,730 shares of our common stock were issued and outstanding and held by approximately 456 shareholders of record. We have reserved an additional 4,878,049 shares for issuance upon the conversion of our issued and outstanding Series C preferred stock. We have also reserved 4,000,000 shares for issuance in connection with stock options that may be granted under our stock incentive plan, 2,193,000 of which are subject to options are outstanding as of December 31, 2012.

Voting.  Each holder of our common stock is entitled to one vote for each share on all matters submitted to the shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors.

Dividends and other distributions.  Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of any preferred stock that we may issue, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our board of directors. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock. For additional information, see “Supervision and Regulation—Dividends.”

Preemptive rights.  Holders of our common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of our capital stock upon any future issuance of shares.

Preferred Stock

Our articles of incorporation permit us to issue one or more series of preferred stock and authorize our board of directors to designate the preferences, limitations and relative rights of any such series of preferred stock. Each share of a series of preferred stock will have the same relative rights as, and be identical in all respects with, all the other shares of the same series. Preferred stock may have voting rights, subject to applicable law and determination at issuance of our board of directors. While the terms of preferred stock may vary from series to series, holders of our common stock should assume that all shares of preferred stock will be senior to our common stock in respect of distributions and on liquidation.

Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our common stock, the issuance of one or more series of preferred stock may affect the holders of common stock in a number of respects, including the following: by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of our common stock; by diluting the earnings per share of our common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance.

At this time, the only series of our preferred stock that is authorized, issued and outstanding consists of 48,790.448 shares of our Series C preferred stock. Our Series A and Series B preferred shares, which were issued to the Department of the Treasury in connection with our participation in its Capital Purchase Program, were redeemed on September 26, 2012, and those series have since been cancelled.

Series C Preferred Stock

In connection with our most recent private placement, which closed on August 10, 2012, we sold an aggregate of 48,780.488 shares of our Series C preferred stock at a price of $1,025.00 per share to the Lovell Minnick funds, which are investment funds managed by Lovell Minnick Partners LLC.

Conversion of Series C Preferred Stock in Connection with this Offering

In connection with this offering, the Lovell Minnick funds have agreed, subject to certain terms and conditions, including the closing this offering, to convert all of the outstanding shares of our Series C preferred stock into shares of our common stock, with a conversion ratio of 100 shares of common stock for each share of our Series C preferred stock, immediately prior to the closing of this offering. In connection with the conversion, the Lovell Minnick funds have agreed to, among other things, the following:

•

The Lovell Minnick funds will waive preemptive and tag-along rights in connection with this offering. For additional information about the preemptive rights of our Series C preferred shareholders, see “—Summary of the Material Terms of our Series C Preferred Stock—Preemptive rights.”

•

Certain board representation rights of the Lovell Minnick funds will terminate if the collective ownership of the Lovell Minnick funds falls below 4.9% of our outstanding common stock. For additional information about the board representation rights of our Series C preferred shareholders, see “—Summary of the Material Terms of the Preferred Stock Purchase Agreement—Board representation.”

•	Certain board observer rights of the Lovell Minnick funds will terminate if the collective ownership of the Lovell Minnick funds falls below 4.9% of our outstanding common stock. For additional information about the board observer rights of our Series C preferred shareholders, see “—Summary of the Material Terms of the Preferred Stock Purchase Agreement—Observer rights.”

•

The Lovell Minnick funds will waive their “piggy-back” registration rights in connection with this offering. For additional information about the registration rights of our Series C preferred shareholders, see “—Registration Rights.”

•

The right of the Lovell Minnick funds to require that future purchasers of our common stock enter into an agreement to vote their shares in favor of the Lovell Minnick funds’ nominee to our board of directors will be terminated. For additional information, see “—Summary of Material Terms of the Preferred Stock Purchase Agreement—Transfer restrictions.”

•

Agreements with certain of our existing shareholders requiring them to vote their shares in favor of the Lovell Minnick funds’ nominee to our board of directors will be terminated. For additional information, see “—Summary of Material Terms of the Preferred Stock Purchase Agreement—Board representation.”

Summary of the Material Terms of our Series C Preferred Stock

A summary of the material terms and conditions of our Series C preferred stock is set forth below. As discussed above, however, all of the outstanding shares of our Series C preferred stock will be converted into shares of our common stock upon the closing of this offering. Accordingly, no shares of our Series C preferred stock will remain outstanding following the closing of this offering.

Duration and ranking.  Our Series C preferred stock is perpetual, although it is subject to mandatory conversion as described below. Our Series C preferred stock generally ranks on par with our common stock with respect to dividends and it ranks senior to our common stock with respect to rights or distributions upon liquidation or dissolution.

Dividends and other distributions.  In the event that we declare or pay any dividends on our common stock, we must also declare and pay a dividend on our Series C preferred stock in the amount that would have been declared and paid with respect to the number of shares of common stock into which the shares of Series C preferred stock are convertible. Our Series C preferred stock does not have preferred or separate dividend rights.

Liquidation, dissolution or winding up.  Upon any liquidation, dissolution or winding of up TriState Capital, each holder of our Series C preferred stock will be entitled to be paid before any distribution or payment is made on any of our common stock an amount equal to the liquidation value of the Series C preferred stock of $1,025.00 (subject to adjustments necessary to account for subdivisions, combinations, or certain fundamental transactions), plus an additional amount that the holder would be entitled to receive upon our liquidation if all of the holder’s shares of Series C preferred stock were converted into common stock immediately prior to the liquidation.

Voting.  The holders of our Series C preferred stock are entitled to notice of all meetings of our shareholders and, except as otherwise required by applicable law, the holders of our Series C preferred stock are entitled to vote in all matters submitted to a vote of our shareholders. The holders of our Series C preferred stock vote together with the holders of our common stock as a single class on an as-converted basis. This means that, as of the date of this prospectus, the holders of our Series C preferred stock would be entitled to 100 votes for each share of Series C preferred stock held by them in all matters submitted to a vote of our common shareholders.

Conversion.  Our Series C preferred stock is convertible into shares of our common stock, with a conversion ratio of 100 shares of common stock for each share of Series C preferred stock (subject to adjustment in certain events, including combinations or divisions of our common stock), by the holders at any time provided that, upon conversion, the holders of the Series C preferred stock will not own or control in the aggregate more than 24.9% of our voting securities. Any calculation of a holder’s percentage of our voting securities for the purposes of this ownership limitation will be made in accordance with the control requirements of Federal Reserve Regulation Y (12 C.F.R. § 225, et. seq.).

In addition, subject to the ownership limitations described above, each share of our Series C preferred stock will automatically convert into shares of our common stock, with a conversion ratio of 100 shares of common stock for each share of Series C preferred stock (subject to adjustment in certain events, including combinations or divisions of common stock) upon: (1) the consummation of any offering by us of our equity securities to the public pursuant to an effective registration statement under the Securities Act that generates aggregate proceeds to us of at least $100 million prior to the exercise of any underwriter’s over-allotment option; or (2) the written consent or vote of the holders of a majority of our then-outstanding Series C preferred stock. As described above, the Lovell Minnick funds have agreed to convert all of the outstanding shares of our Series C preferred stock into shares of our common stock in connection with this offering.

Preemptive rights.  Except as set forth below, any new equity securities that we issue must first be offered to the holders of our Series C preferred stock. Notwithstanding this requirement, we are permitted to issue new equity securities without triggering the preemptive rights of the holders of our Series C preferred stock in the following circumstances:

•	in connection with offers at the written direction of our primary federal banking regulator or the primary federal banking regulator of TriState Capital Bank;

•	upon exercise, conversion or exchange of other equity securities which are issued by us in compliance with the requirements of the Series C preferred stock designation;

•	equity securities issued pursuant to stock dividends, stock splits or similar transactions;

•

issuances of equity securities (and/or grant of options or warrants) to our employees, directors, contractors, consultants or advisors pursuant to incentive agreements, stock option plans, stock bonuses or awards or incentive contracts;

•	issuances of equity securities by us in connection with mergers, bona fide acquisitions or similar transactions for the purpose of acquiring other entities or substantially all of their assets; or

•

issuances of equity securities expressly excluded from preemption in a written consent signed by, or by vote of, the holders of at least a majority of the then-outstanding shares of our Series C preferred stock voting independently as a separate class.

The above-described preemptive rights, as well as all other rights of the Series C preferred stock terminate upon any offering of our equity securities to the public pursuant to an effective registration statement under the Securities Act that generates aggregate proceeds to us of at least $100 million prior to the exercise of any underwriter’s over-allotment option.

Notwithstanding the preemptive rights described above, we may not offer and holders of our Series C preferred stock may not purchase equity securities in excess of an amount that would cause such holder’s ownership to exceed 24.9% of our voting securities outstanding at the time, or in excess of 24.9% of our equity outstanding at that time.

As described above, the Lovell Minnick funds have agreed to waive their preemptive rights in connection with this offering.

Tag-along rights.  The terms of our Series C preferred stock provides that any person who holds collectively more than 20% of our capital stock may not transfer all or any portion of that stock unless the terms of the transfer contain an offer to each holder of the Series C preferred stock to include in the transfer a number of shares of our Series C preferred stock determinate in accordance with the procedures described in the related terms of our Series C preferred stock.

Summary of the Material Terms of the Preferred Stock Purchase Agreement

In connection with our issuance of the Series C preferred stock, we entered into a Preferred Stock Purchase Agreement, dated as of April 24, 2012, as amended, with the Lovell Minnick funds. Pursuant to the Preferred Stock Purchase Agreement, we have agreed to comply with certain continuing obligations which are described in more detail below.

Board representation.  We have agreed under the terms of the Preferred Stock Purchase Agreement to appoint one individual who has been designated by the Lovell Minnick funds to serve in the following positions for us and for TriState Capital Bank: (1) a Class IV director (with a term expiring April 24, 2016) and, in the case of the Bank, a director; (2) a member of the Compensation Committee; and (3) a member of the Nominating and Corporate Governance Committee. Currently, James E. Minnick serves as the representative on our board of directors and TriState Capital Bank’s board of directors as designated by the Lovell Minnick funds, and also serves on certain of our committees. For additional information, see “Management—Board Committees.”

We have agreed that we will not reduce the term of the Class IV director appointed pursuant to our obligations under the Preferred Stock Purchase Agreement. Further, for as long as holders of our Series C preferred stock hold at least 9.9% of our common stock on an as-converted basis, we have agreed that we will nominate the director designated by the Lovell Minnick funds for successive four-year terms and we will take any other lawful action within our power to cause the designee to be elected for terms as a director of TriState Capital and TriState Capital Bank. We have also agreed that vacancies created by any resignation or otherwise of a director designated by the Lovell Minnick funds will be filled with a successor director that has been designated by the Lovell Minnick funds.

If a director nominee that has been designated by the Lovell Minnick funds is not elected for any reason, we have agreed that we will increase the number of directors, creating a vacancy on our board of directors, and then fill that vacancy with the Lovell Minnick fund’s designee. Unless increased pursuant to this covenant, we have agreed that the number of directors on our board will not exceed 14.

In the event that the collective ownership of our Series C preferred stockholders falls below 9.9% of our outstanding common stock on an as-converted basis, the director who has been designated by the Lovell Minnick funds must promptly resign.

Our above-described obligations related to director representation rights are supported by certain agreements that we have entered into with the Lovell Minnick funds and with certain of our larger shareholders, which we refer to collectively as shareholder agreements. Pursuant to these shareholder agreements, as of December 31, 2012, holders of in excess of 45.0% of our outstanding common stock (not including shares of our common stock into which shares of our Series C preferred stock are convertible) have agreed, among other things, that they will vote their shares to elect the director nominee who has been designated to serve on our board of directors by the Lovell Minnick funds. The shareholder agreements also require that these shareholders not permit certain transfers of their shares of our common stock unless the transferee agrees to be bound by the terms of the applicable shareholder agreement. In addition, we agreed pursuant to the Preferred Stock Purchase Agreement that, for as long as the holders of our Series C preferred stock hold at least 9.9% of our common stock on an as-converted basis, we will not transfer any shares of our common stock (except upon exercise of previously outstanding stock options) to any person other than an existing member of our board of directors (all of whom are parties to these shareholder agreements) or enter into new option agreements, unless the transferee or optionee agrees to be bound by the applicable shareholders agreement.

As described above, upon conversion of the Series C preferred stock in connection with this offering, the terms of the Preferred Stock Purchase Agreement with Lovell Minnick will be amended to provide that the above-described representation rights will continue so long as the Lovell Minnick funds continue to hold at least 4.9% of our common stock. In addition the obligation of the Lovell Minnick director to resign when the Lovell Minnick funds’ ownership falls below this threshold will be eliminated. The above-described shareholder agreements will also terminate immediately prior to the closing of this offering.

Transfer restrictions. As described above, we have agreed that we will not sell shares of our common stock to third parties unless they agree to vote their shares in favor of the nominee to our board of directors who has been designated by the Lovell Minnick funds. The Lovell Minnick funds have agreed to the termination of this requirement upon the closing of this offering.

Observer rights.  In addition to the above-described board representation rights, we have also agreed under the terms of the Preferred Stock Purchase Agreement that, for so long as the holders of our Series C preferred stock own at least 9.9% of our collective common stock on an as-converted basis, we and TriState Capital Bank will invite one observer designated by the Lovell Minnick funds to our respective board meetings. This observer will be entitled to attend meetings and take notes, but will not be entitled to vote or participate in discussions at the meetings.

As described above, upon conversion of the Series C preferred stock in connection with this offering, the terms of the Preferred Stock Purchase Agreement with Lovell Minnick will be amended to provide that the above-described observer rights will continue so long as the Lovell Minnick funds continue to hold at least 4.9% of our common stock.

Financial reporting and access rights.  We have also agreed under the terms of the Preferred Stock Purchase Agreement that, for as long as any Lovell Minnick fund holds at least 25% of our Series C preferred stock, we must deliver to the Lovell Minnick funds: (1) our unaudited quarterly financial statements that have been certified by our Chief Executive Officer or our Chief Financial Officer; (2) our audited annual financial statements that have been certified by our Chief Executive Officer or our Chief Financial Officer; and (3) copies of all of our shareholder communications or any other reports or registration statements that we file with the SEC or any securities exchange. In addition, for as long as the Lovell Minnick funds hold any of our equity securities we have agreed to grant them reasonable access on a quarterly basis to inspect our properties, corporate and financial records and to discuss our business with key personnel.

Qualification as a Venture Capital Operating Company.  The above-described access and representation rights are intended to provide the Lovell Minnick funds the types of management and access rights that will enable the funds to qualify as Venture Capital Operating Companies under the applicable regulations of the Department of Labor. To the extent that it is determined that the rights granted in the Preferred Stock Purchase Agreement are not sufficient for the Lovell Minnick funds to qualify as Venture Capital Operating Companies, we have agreed under the terms of the Preferred Stock Purchase Agreement that we will cooperate and agree on additional mutually satisfactory management access rights that will satisfy the applicable requirements.

Indemnification.  We have agreed under the terms of the Preferred Stock Purchase Agreement that we will be the indemnitor of “first resort” with respect to any claims against the director designated by the Lovell Minnick funds for indemnification claims that are indemnifiable by both us and the Lovell Minnick funds. Accordingly, to the extent that indemnification is permissible under applicable law, we will have full liability for such claims (including for the advancement of any expenses) and we have waived all related rights of contribution, subrogation or other recovery that we might otherwise have against the Lovell Minnick funds.

Registration Rights

In connection with our issuance of the Series C preferred stock, we have entered into a Registration Rights Agreement with the Lovell Minnick funds. The Registration Rights Agreement provides that, after August 10, 2017, holders of at least 50% of our common stock (on an as-converted basis) that is held by the Lovell Minnick funds may require that we file a Form S-1 or similar “long-form” registration statement with the SEC to register the shares of our common stock that are issuable upon conversion of our Series C preferred stock. It is a condition to any such long-form demand registration that the aggregate offering price of the securities to be registered be at least $25.0 million.

In addition, after August 10, 2017, holders of at least 25% of our common stock (on an as-converted basis) that is held by the Lovell Minnick funds may require that we file a Form S-3 or similar “short-form” registration statement with the SEC to register the shares of our common stock that are issuable upon conversion of our Series C preferred stock. It is a condition to any such short-form demand registration that the aggregate offering price of the securities to be registered be at least $10.0 million.

All demand registrations pursuant to the Registration Rights Agreement will be short-form registrations whenever we are permitted to use any applicable short form. After we become subject to the reporting requirements of the Exchange Act, we have agreed to use our best efforts to make short-form registrations available for the sale of any securities for which registration rights are available under the Registration Rights Agreement.

We will be required to pay the expenses associated with the above-described demand registrations, even if the registration is not completed. Holders of a majority of the securities included in any demand registration will have the right to select investment bankers and managers to administer the offering.

The Registration Rights Agreement also provides certain “piggyback” registration rights to the Lovell Minnick funds. Subject to certain limitations, in the event that we register any of our equity securities under the Securities Act (other than pursuant to an above-described demand registration or in connection with registration statements on Form S-4 or Form S-8), we must give notice to the Lovell Minnick funds of our intention to effect such a registration and must include in the registration statement all registerable securities for which we have received a written request for inclusion. We will be required to pay for all piggyback registration expenses, even if the registration is not completed. We will retain the right to select the investment bankers and managers to administer any underwritten offering in which piggyback registration rights are granted. As described above, the Lovell Minnick funds have agreed to waive their “piggyback” registration rights in connection with this offering.

The rights of any person to request a demand registration or to request inclusion in a piggyback registration pursuant to the Registration Rights Agreement will terminate upon the earliest time after an initial public offering at which a holder of the registerable securities: (1) can sell all shares held by it in compliance with Rule 144(b)(1)(i) or (ii) of the Securities Act; or (2) holds 1% or less of our outstanding common stock and all of the registerable securities held by such holder may be sold in any three-month period without registration in compliance with Rule 144.

Anti-Takeover Effect of Governing Documents and Applicable Law

Provisions of governing documents.  Our articles of incorporation and bylaws contain certain provisions that may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for our common stock, a proxy contest for control of TriState Capital, the assumption of control of TriState Capital by a holder of a large block of our voting stock and the removal of our management. These provisions:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are set by our board of directors;

•	divide our board of directors into four classes serving staggered four-year terms;

•	eliminate cumulative voting in elections of directors;

•	require the request of holders of at least 10% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting; and

•	require at least 60 days’ advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders.

Provisions of applicable law.  The Pennsylvania Business Corporation Law also contains certain provisions applicable to us which may have the effect of impeding a change in control of TriState Capital. These provisions, among other things:

•	prohibit shareholders from calling a special meeting, in most circumstances, or by acting by less than unanimous written consent;

•	prohibit shareholders from proposing amendments to a corporation’s articles of incorporation;

•

require (under Subchapter E of Chapter 25) that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation;

•

prohibit (under Subchapter F of Chapter 25) for five years, subject to certain exceptions, a “business combination” (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation’s voting power, provided that this provision does not apply to any business combinations approved by a corporation’s board of directors;

•

generally prohibit (under Subchapter G of Chapter 25) a person or group who or which acquires voting power in an election of directors in excess of certain thresholds (20%, 33 1/3% and 50%) for the first time from voting the “control shares” (i.e., the shares acquired which result in the person exceeding the applicable threshold, plus all voting shares acquired in the preceding 180 days and any other voting shares acquired with the intent of making a “control-share acquisition”) unless voting rights are restored at a shareholders meeting requested by the acquiring shareholder by the affirmative vote of a majority of the shares eligible to vote in elections of directors of both (1) the disinterested shareholders and (2) all voting shares;

•

require (under Subchapter H of Chapter 25) any person or group that publicly announces that it may acquire control of a public company, or that acquires or publicly discloses an intent to acquire twenty percent (20%) or more of the voting power of a public company, to disgorge to the corporation any profits that it receives from sales of the corporation’s equity securities purchased over the prior 24 or subsequent 18 months;

•

require (under Subchapter I of Chapter 25) the payment of minimum severance benefits to certain employees whose employment is terminated within two years of the approval of a control-share acquisition under Subchapter G of Chapter 25 of the Act;

•	prohibit (under Subchapter I of Chapter 25) the cancellation of certain labor contracts in connection with a control-share acquisition under Subchapter G of Chapter 25 of the Act ;

•

expand the factors and groups (including, without limitation, shareholders) that a corporation’s board of directors can consider in determining whether an action or transaction is in the best interests of the corporation;

•

provide that a corporation’s board of directors need not consider the interests of any particular stakeholder group as dominant or controlling in determining whether an action or transaction is in the best interests of the corporation;

•

provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control; and

•

provide that the fiduciary duty of a corporation’s directors is due solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not directly by a shareholder.

In addition to the foregoing, the Pennsylvania Business Corporation Law also explicitly provides that the fiduciary duties of directors do not require them to:

•	redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

•

render inapplicable, or make determinations under, provisions of the Act relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

•

act as the board of directors, a committee of the board or an individual director, solely because of the effect that the action could have on an acquisition or potential acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

The Pennsylvania Business Corporation Law further provides that any act of the board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of the disinterested directors have assented will be presumed to satisfy the standard of care set forth in the statute, unless it is proven by clear and convincing evidence that disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of the Pennsylvania Business Corporation Law, our directors have broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

Through amendments to our articles of incorporation effective as of December 20, 2012, we have opted out of coverage by Subchapters E, G and H of the Pennsylvania Business Corporation Law which are described above. As a result, those provisions would not apply to a nonnegotiated attempt to acquire control of TriState Capital, although such an attempt would still be subject to the special provisions of our governing documents described in the paragraphs above.

In addition, certain of terms, conditions and agreements that we have entered into in connection with the issuance of our Series C preferred stock, including certain tag-along rights and transfer restrictions, could have the effect of deterring or discouraging a nonnegotiated attempt to acquire control of TriState Capital. These rights will terminate upon the closing of this offering. For additional information, see the discussion above entitled “—Series C Preferred Stock.”

The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposals that a majority of our shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our board of directors and our management in retaining their respective positions and placing them in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of our business.

Listing and Trading

Our common stock and our Series C preferred stock currently are not listed on any securities exchange. We intend to apply to have our common stock approved for listing on the NYSE under the symbol “[TSCB].”

Transfer Agent and Registrar

Upon closing of this offering, the transfer agent and registrar for our common stock will be Registrar and Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance.

Upon closing of this offering, we will have                      shares of common stock issued and outstanding (                     shares if the underwriters exercise in full their over-allotment option). In addition,                      shares of our common stock are issuable upon the exercise of outstanding stock options.

Of these shares, the                      shares sold in this offering (or                      shares, if the underwriters exercise in full their over-allotment option) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining                      outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or exemption from registration is available.

Lock-Up Agreements

Our executive officers and directors and certain other shareholders, who will own in the aggregate approximately                      shares of our common stock after this offering (assuming they do not purchase any shares in this offering), have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the closing of this offering. For additional information, see “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for resale in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration, such as Rule 144, is available.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon closing of this offering, we expect that approximately                     % of our outstanding common stock (                    % of our outstanding common stock if the underwriters exercise in full their over-allotment option) will be held by “affiliates.”

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately                      shares of our common stock immediately after this offering assuming the underwriters do not elect to exercise their over-allotment option, or the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, the availability of current public information about us and the filing of a form in certain circumstances.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Form S-8 Registration Statement

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance upon the exercise of stock options under our stock incentive plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

Registration Rights Agreement

As described in more detail under the heading “Description of our Capital Stock—Registration Rights,” we entered into a Registration Rights Agreement for the benefit of the Lovell Minnick funds that purchased shares of our Series C preferred stock in our August 2012 private placement. Under that agreement we have agreed to certain demand and piggyback registration rights with respect to the shares of common stock into which shares of our Series C preferred stock are convertible.

SUPERVISION AND REGULATION

General

Banking is highly regulated under federal and state law. We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and are subject to supervision, regulation and examination by the Federal Reserve. TriState Capital Bank is a commercial bank chartered under the laws of the State of Pennsylvania that is not a member of the Federal Reserve System and is subject to supervision, regulation and examination by the Pennsylvania Department of Banking and Securities and the FDIC. This system of supervision and regulation establishes a comprehensive framework for our operations and, consequently, can have a material and adverse impact on our operations and activities, financial condition, results of operations, growth plans and future prospects.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. This system is intended primarily for the protection of the FDIC’s Deposit Insurance Fund and bank depositors, rather than our shareholders and creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the authority, among other things, to enjoin “unsafe or unsound” practices, require affirmative action to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and, with respect to banks, terminate deposit insurance or place the bank into conservatorship or receivership. In general, these enforcement actions may be initiated for violations of laws and regulations or unsafe or unsound practices.

The following is a summary of material laws, rules and regulations governing banks and bank holding companies, but does not purport to be a complete summary of all applicable laws, rules and regulations. The following summary is qualified in its entirety by reference to the particular laws, rules and regulations described. Additionally, these laws and regulations may change from time to time and the regulatory agencies often have broad discretion in interpreting them. We cannot predict the outcome of any future changes to these laws, regulations, regulatory interpretations, guidance and policies, which may have a material and adverse impact on the financial markets in general, and our operations and activities, financial condition, results of operations, growth plans and future prospects specifically.

Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Act was enacted. The Dodd-Frank Act aims to restore responsibility and accountability to the financial system by significantly altering the regulation of financial institutions and the financial services industry. Many of the provisions of the Dodd-Frank Act have delayed effective dates and require rulemaking by federal regulatory agencies over the next several years, which will affect how financial institutions are regulated in the future. The ultimate effect of the Dodd-Frank Act and its implementing regulations on the financial services industry in general, and on us in particular, is uncertain at this time.

The Dodd-Frank Act, among other things:

•

establishes the Consumer Financial Protection Bureau, an independent organization within the Federal Reserve with centralized responsibility for promulgating rules for, and enforcing, federal consumer financial protection laws applicable to all entities offering consumer financial products or services;

•	establishes the Financial Stability Oversight Council, tasked with the authority to identify and monitor institutions and systems that pose a systemic risk to the financial system;

•

changes the assessment base for federal deposit insurance from the amount of insured deposits held by the depository institution to the institution’s average total consolidated assets less tangible equity;

•	increases the minimum reserve ratio for the Deposit Insurance Fund from 1.15% to 1.35%;

•

permanently increases the deposit insurance coverage amount from $100,000 to $250,000 and provided unlimited federal deposit insurance until January 1, 2013 for noninterest-bearing transaction accounts at all insured depository institutions;

•

requires the FDIC to make its capital requirements for insured depository institutions countercyclical, so that capital requirements increase in times of economic expansion and decrease in times of economic contraction;

•

requires bank holding companies and banks to be “well capitalized” and “well managed” in order to acquire banks located outside of their home state and requires any bank holding company electing to be treated as a financial holding company to be “well capitalized” and “well managed”;

•	directs the Federal Reserve to establish interchange fees for debit cards under a “reasonable and proportional cost” per transaction standard;

•	limits the ability of banking organizations to sponsor or invest in private equity and hedge funds and to engage in proprietary trading;

•	increases regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards, and prepayment consideration;

•	restricts the preemption of select state laws by federal banking law applicable to national banks and removes federal preemption for subsidiaries and affiliates of national banks;

•	authorizes national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location; and

•	repeals the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

Some of these provisions may have the consequence of increasing our expenses, decreasing our revenues, and changing or limiting the activities in which we engage. The environment in which banking organizations will operate after the financial crisis, including legislative and regulatory changes affecting capital, liquidity, supervision, permissible activities, corporate governance and compensation, changes in fiscal policy and steps to eliminate government support for banking organizations, may have long-term effects on the business model and profitability of banking organizations that cannot now be foreseen. The specific impact on our current activities or new financial activities we may consider in the future, our financial performance and the market in which we operate will depend on the rules the relevant agencies develop, their implementation and the reaction of market participants to these regulatory developments. Many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our operations and activities, financial condition, results of operations, growth plans and future prospects.

Regulatory Capital Requirements

Capital adequacy.  The Federal Reserve monitors the capital adequacy of our holding company, on a consolidated basis, and the FDIC and the Pennsylvania Department of Banking and Securities monitor the capital adequacy of TriState Capital Bank. The regulatory agencies use a combination of risk-based guidelines and a leverage ratio to evaluate capital adequacy and consider these capital levels when taking action on various types of applications and when conducting supervisory activities related to safety and soundness. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among financial institutions and their holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. Regulatory capital, in turn, is classified in one of two tiers. “Tier 1” capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less goodwill, most intangible assets and certain other assets. “Tier 2” capital includes, among other things, qualifying subordinated debt and allowances for loan and lease losses, subject to limitations. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

FDIC and Federal Reserve regulations currently require banks and bank holding companies generally to maintain three minimum capital standards: (1) a tier 1 capital to total assets ratio, or “leverage capital ratio,” of at least 4%; (2) a tier 1 capital to risk-weighted assets ratio, or “tier 1 risk-based capital ratio,” of at least 4%; and (3) a total risk-based capital (tier 1 plus tier 2) to risk-weighted assets ratio, or “total risk-based capital ratio,” of at least 8%. In addition, the prompt corrective action standards discussed below, in effect, increase the minimum regulatory capital ratios for banking organizations. These capital requirements are minimum requirements. Higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual institutions, or if required by the banking regulators due to the economic conditions impacting our primary markets. For example, FDIC regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Because it has been fewer than seven years since the inception of TriState Capital Bank, FDIC policy requires that TriState Capital Bank maintain a leverage capital ratio of at least 8%, a tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. In addition, in connection with the Federal Reserve’s approval of our application to become a registered bank holding company for TriState Capital Bank, we have agreed that we will not permit our leverage capital ratio to fall below 9% without the prior written approval of the Federal Reserve Bank of Cleveland.

Failure to meet capital guidelines could subject us to a variety of enforcement remedies, including issuance of a capital directive, a prohibition on accepting brokered deposits, other restrictions on our business and the termination of deposit insurance by the FDIC.

The Dodd-Frank Act directs federal banking agencies to establish minimum leverage capital requirements and minimum risk-based capital requirements for depository institution holding companies and non-bank financial companies supervised by the Federal Reserve that are not less than the “generally applicable leverage and risk-based capital requirements” applicable to insured depository institutions, in effect applying the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies. In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements that address the risks that the activities of an institution pose to the institution and the public and private stakeholders, including risks arising from certain enumerated activities. The federal banking agencies have proposed changes to existing capital guidelines, as described below under “—Basel III.” We cannot be certain what impact any changes to existing capital guidelines will ultimately have on TriState Capital Bank or us.

Prompt corrective action regulations.  Under the prompt corrective action regulations, the FDIC is required and authorized to take supervisory actions against undercapitalized financial institutions. For this purpose, a bank is placed in one of the following five categories based on its capital: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Under the prompt corrective action regulations, as currently in effect, to be “well capitalized,” a bank must have a leverage capital ratio of at least 5%, a tier 1 risk-based capital ratio of 6% and a total risk-based capital ratio of at least 10% and must not be subject to any order or written agreement or directive by a federal banking agency to meet and maintain a specific capital level for any capital measure. As discussed below under “—Basel III,” the federal banking agencies have proposed changes to the capital thresholds applicable to each of the five categories under the prompt corrective action regulations.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Subject to a narrow exception, banking regulators must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category. An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. An undercapitalized institution also is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

Furthermore, a bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The bank holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an “undercapitalized” subsidiary’s assets at the time it became “undercapitalized” or the amount required to meet regulatory capital requirements.

The capital classification of a bank affects the frequency of regulatory examinations, the bank’s ability to engage in certain activities and the deposit insurance premiums paid by the bank. As of September 30, 2012, TriState Capital Bank met the requirements to be “well capitalized” based on the aforementioned ratios for purposes of the prompt corrective action regulations, as currently in effect.

Basel III.  The current risk-based capital guidelines that apply to TriState Capital Bank and us are based on the 1988 capital accord, referred to as Basel I, of the Basel Committee on Banking Supervision, a committee of central banks and bank supervisors, as implemented by federal bank regulators. In 2004, the Basel Committee published a new capital accord, Basel II. Basel II modifies risk weightings in an attempt to make capital requirements more risk sensitive and provides two approaches for setting capital standards for credit risk: an “advanced,” internal ratings-based approach tailored to individual institutions’ circumstances, and a “standardized” approach that bases risk weightings on external credit assessments to a much greater extent than permitted under existing risk-based capital guidelines. Basel II also sets capital requirements for operational risk and refines the existing capital requirements for market risk exposures. In 2007, the federal banking agencies adopted final rules implementing the advanced approaches of Basel II for “core” bank holding companies and banks having $250.0 billion or more in total consolidated assets or $10.0 billion or more of foreign exposures. These rules did not apply to TriState Capital Bank or us.

In December 2010, the Basel Committee released a final framework for a strengthened set of capital requirements, known as Basel III. In June 2012, the federal banking agencies announced two proposed rulemakings relevant to us: a rule to implement the Basel III requirements, and a rule to implement the “standardized” approach of Basel II for non-core banks and bank holding companies, such as TriState Capital Bank and us.

The capital framework under the Basel III proposal would replace the existing regulatory capital rules for all banks, savings associations and U.S. bank holding companies with greater than $500.0 million in total assets, and all savings and loan holding companies. The Basel III proposals were initially expected to begin phasing in on January 1, 2013, but in a statement released on November 9, 2012, the joint federal banking regulatory agencies announced that the implementation of the proposed rules to effect Basel III in the United States was indefinitely delayed. No new time frame for implementation has been provided.

If implemented as currently proposed, among other things, the Basel III rules would impact regulatory capital ratios of banking organizations in the following manner, when fully phased in:

•	Create a new requirement to maintain a ratio of common equity tier 1 capital to total risk-weighted assets of not less than 4.5%;

•	Increase the minimum leverage capital ratio to 4.0% for all banking organizations (currently 3.0% for certain banking organizations);

•	Increase the minimum tier 1 risk-based capital ratio from 4.0% to 6.0%; and

•	Maintain the minimum total risk-based capital ratio at 8.0%.

In addition, the proposed rules would subject a banking organization to certain limitations on capital distributions and discretionary bonus payments to executive officers if the organization did not maintain a capital conservation buffer of common equity tier 1 capital in an amount greater than 2.5% of its total risk-weighted assets. The effect of the capital conservation buffer will be to increase the minimum common equity tier 1 capital ratio to 7.0%, the minimum tier 1 risk-based capital ratio to 8.5% and the minimum total risk-based capital ratio to 10.5%, for banking organizations seeking to avoid the limitations on capital distributions and discretionary bonus payments to executive officers.

As currently proposed, at the beginning of the Basel III phase-in period, banks and bank holding companies will be required to maintain a ratio of common equity tier 1 capital to risk-weighted assets of 3.5%, a ratio of tier 1 capital to risk-weighted assets of 4.5%, and a ratio of total capital to risk-weighted assets of 8.0%.

The proposed rules would also change the capital categories for insured depository institutions for purposes of prompt corrective action. Under the proposed rules, to be “well capitalized,” an insured depository institution would be required to maintain a minimum common equity tier 1 capital ratio of at least 6.5%, a tier 1 risk-based capital ratio of at least 8.0%, a total risk-based capital ratio of at least 10.0%, and a leverage capital ratio of at least 5.0%. In addition, the Basel III proposal would establish more conservative standards for including an instrument in regulatory capital and impose certain deductions from and adjustments to the measure of common equity tier 1 capital.

The second proposal that federal banking agencies announced in June 2012, the Basel II standardized approach, would revise the method for calculating risk-weighted assets to enhance risk sensitivity, particularly with respect to equity exposures to investment funds (including mutual funds), foreign exposures, and residential real estate assets. It would also establish alternatives to credit ratings for calculating risk-weighted assets consistent with the Dodd-Frank Act.

We are currently reviewing the ultimate impact of the proposed capital standards on TriState Capital Bank and us. However, if the proposed capital standards are adopted by the federal banking agencies, we expect that we and TriState Capital Bank will meet all minimum capital requirements when effective and that we and TriState Capital Bank would also meet all capital requirements as if fully phased in. We cannot predict whether the proposed rules will be adopted, if at all, in the form proposed or if they will be modified in any material respect during the rulemaking process.

The final Basel III framework also requires banks and bank holding companies to measure their liquidity against specific liquidity tests. Although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, the Basel III framework would require specific liquidity tests by rule. The implementation of the Basel III liquidity framework has been delayed by four years, and the federal banking agencies have not yet proposed rules implementing the Basel III liquidity framework or announced if the framework will apply to non-core banks and bank holding companies.

Acquisitions by Bank Holding Companies

We must obtain the prior approval of the Federal Reserve before: (1) acquiring more than five percent of the voting stock of any bank or other bank holding company; (2) acquiring all or substantially all of the assets of any bank or bank holding company; or (3) merging or consolidating with any other bank holding company. The Federal Reserve may determine not to approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, the convenience and needs of the community to be served, and the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities.

Scope of Permissible Bank Holding Company Activities

In general, the Bank Holding Company Act limits the activities permissible for bank holding companies to the business of banking, managing or controlling banks and such other activities as the Federal Reserve has determined to be so closely related to banking as to be properly incident thereto.

A bank holding company may elect to be treated as a financial holding company if it and its depository institution subsidiaries are “well capitalized” and “well managed.” A financial holding company may engage in a range of activities that are (1) financial in nature or incidental to such financial activity or (2) complementary to a financial activity and which do not pose a substantial risk to the safety and soundness of a depository institution or to the financial system generally. These activities include securities dealing, underwriting and market making, insurance underwriting and agency activities, merchant banking and insurance company portfolio investments. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. We currently have no plans to make a financial holding company election.

The Bank Holding Company Act does not place territorial limitations on permissible non-banking activities of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Source of Strength Doctrine for Bank Holding Companies

Under longstanding Federal Reserve policy which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to, and to commit resources to support, TriState Capital Bank.

This support may be required at times when we may not be inclined to provide it. In addition, any capital loans that we make to TriState Capital Bank are subordinate in right of payment to deposits and to certain other indebtedness of TriState Capital Bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of TriState Capital Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Dividends

As a bank holding company, we are subject to certain restrictions on dividends under applicable banking laws and regulations. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless: (1) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends; (2) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries; and (3) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, a bank holding company should not pay cash dividends that exceed its net income or that can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. The Dodd-Frank Act imposes, and Basel III, if adopted in the form proposed, would result in, additional restrictions on the ability of banking institutions to pay dividends. In addition, in the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. Finally, in connection with the Federal Reserve’s approval of our application to become a registered bank holding company for TriState Capital Bank, we have agreed that we will not declare or pay any cash dividends without the prior written approval of the Federal Reserve Bank of Cleveland.

Substantially all of our income is derived from, and the principal source of our liquidity is, dividends from TriState Capital Bank. The ability of TriState Capital Bank to pay dividends to us is also restricted by federal and state laws, regulations and policies. Under applicable Pennsylvania law, TriState Capital Bank may only pay cash dividends out of its accumulated net earnings. Prior to the declaration of any dividend, if the surplus of TriState Capital Bank is less than the amount of its capital, it must, until surplus is equal to its capital, transfer to surplus an amount which is at least ten percent of its net earnings for the period since the end of the last fiscal year or for any shorter period since the declaration of a dividend. If the surplus of TriState Capital Bank is less than fifty percent of the amount of its capital, then it will not be permitted to pay any dividends without the prior approval of the Pennsylvania Department of Banking and Securities.

Under federal law, TriState Capital Bank may not pay any dividend to us if the bank is undercapitalized or the payment of the dividend would cause it to become undercapitalized. The FDIC may further restrict the payment of dividends by requiring TriState Capital Bank to maintain a higher level of capital than would otherwise be required for it to be adequately capitalized for regulatory purposes. Moreover, if, in the opinion of the FDIC, TriState Capital Bank is engaged in an unsafe or unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, the bank to cease such practice. The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. The FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

Incentive Compensation Guidance

The federal banking agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives; (2) compatibility with effective controls and risk management; and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, a provision of the Basel III proposals described above would limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving the near future.

Restrictions on Transactions with Affiliates and Loans to Insiders

Federal law strictly limits the ability of banks to engage in transactions with their affiliates, including their bank holding companies. Section 23A and 23B of the Federal Reserve Act, and the Federal Reserve’s Regulation W, impose quantitative limits, qualitative standards, and collateral requirements on certain transactions by a bank with, or for the benefit of, its affiliates, and generally require those transactions to be on terms at least as favorable to the bank as transactions with non-affiliates. The Dodd-Frank Act significantly expands the coverage and scope of the limitations on affiliate transactions within a banking organization, including an expansion of the covered transactions to include credit exposures related to derivatives, repurchase agreements and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Federal law also limits a bank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank’s capital.

FDIC Deposit Insurance Assessments

FDIC-insured banks are required to pay deposit insurance assessments to the FDIC. The amount of the deposit insurance assessment for institutions with less than $10.0 billion in assets is based on its risk category, with certain adjustments for any unsecured debt or brokered deposits held by the insured bank. Institutions assigned to higher risk categories (that is, institutions that pose a higher risk of loss to the Deposit Insurance Fund) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on a combination of its financial ratios and supervisory ratings, reflecting, among other things, its capital levels and the level of supervisory concern that the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. Deposit insurance assessments fund the Deposit Insurance Fund, which is currently under-funded. The FDIC recently raised assessment rates to increase funding for the Deposit Insurance Fund.

The Dodd-Frank Act changes the way that deposit insurance premiums are calculated. The assessment base is no longer the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity. The Dodd-Frank Act also increases the minimum designated reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of the estimated amount of total insured deposits, eliminates the upper limit for the reserve ratio designated by the FDIC each year, and eliminates the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds.

Continued action by the FDIC to replenish the Deposit Insurance Fund, as well as the changes contained in the Dodd-Frank Act, may result in higher assessment rates, which could reduce our profitability or otherwise negatively impact our operations.

Branching and Interstate Banking

Under Pennsylvania law, TriState Capital Bank is permitted to establish additional branch offices within Pennsylvania, subject to the approval of the Pennsylvania Department of Banking and Securities. The bank may also establish additional branch offices outside of Pennsylvania, subject to prior regulatory approval.

TriState Capital Bank currently has only one branch located in the State of New Jersey, and it operates out of three representative offices, with one each located in the states of Pennsylvania, Ohio and New York. Even though our New Jersey office is a “branch” for the purposes of applicable state law, the activities of that office are limited to the same activities of those of our other representative offices. Because our representative offices are not branches for the purposes of the applicable states’ laws and the FDIC’s regulations, there are restrictions on the types of activities that may be conducted through our representative offices. Personnel at our representative offices may solicit business, promote TriState Capital Bank’s products and services and act as a liaison to our headquarters in Pittsburgh, Pennsylvania. Personnel at our representative offices may not, however, disburse or transmit funds, accept loan repayments or accept or contract for deposits or deposit-type liabilities on behalf of TriState Bank.

Community Reinvestment Act

TriState Capital Bank has a responsibility under the Community Reinvestment Act, or CRA, and related FDIC regulations to help meet the credit needs of its communities, including low- and moderate-income borrowers. In connection with its examination of TriState Capital Bank, the FDIC is required to assess the bank’s record of compliance with the CRA. The bank’s failure to comply with the provisions of the CRA could, at a minimum, result in denial of certain corporate applications, such as for branches or mergers, or in restrictions on its or our activities, including additional financial activities if we elect to be treated as a financial holding company.

TriState Capital Bank is currently evaluated under the FDIC’s “large bank” test for CRA compliance. However, revised CRA regulations provide that a financial institution may elect to have its CRA performance evaluated under the strategic plan option. The strategic plan enables the institution to tailor its CRA goals and objectives to address the needs of its community consistent with its business strategy, operational focus, capacity and constraints. TriState Capital Bank is currently in the process of working with the FDIC to develop a workable strategic plan for future CRA assessments. The strategic plan must address the Bank’s lending, investment and service criteria that would have been part of its usual evaluation. The FDIC must approve the strategic plan and rate it at least “satisfactory.” If TriState Capital Bank receives a lower rating on its plan, it will still have the option of submitting to the applicable large bank test for the purposes of evaluating its CRA compliance.

TriState Capital Bank has received a “satisfactory” CRA rating on each CRA examination since inception. The CRA requires all FDIC-insured institutions to publicly disclose their rating.

Financial Privacy

The federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services. In addition to applicable federal privacy regulations, TriState Capital Bank is subject to certain state privacy laws.

Anti-Money Laundering and OFAC

Under federal law, including the Bank Secrecy Act and the USA PATRIOT Act of 2001, certain financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions.

The Office of Foreign Assets Control, or OFAC, administers laws and Executive Orders that prohibit U.S. entities from engaging in transactions with certain prohibited parties. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank identifies a transaction, account or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report and notify the appropriate authorities.

Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for bank mergers and acquisitions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.

Safety and Soundness Standards

Federal bank regulatory agencies have adopted guidelines that establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Additionally, the agencies have adopted regulations that provide the authority to order an institution that has been given notice by an agency that it is not satisfying any of these safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the “prompt corrective action” provisions of the Federal Deposit Insurance Act. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

In addition to federal consequences for failure to satisfy applicable safety and soundness standards, the Pennsylvania Department of Banking and Securities Code grants the Pennsylvania Department of Banking and Securities the authority to impose a civil money penalty of up to $25,000 per violation against a Pennsylvania financial institution, or any of its officers, employees, directors, or trustees for: (1) violations of any law or department order; (2) engaging in any unsafe or unsound practice; or (3) breaches of a fiduciary duty in conducting the institution’s business.

Bank holding companies are also not permitted to engage in unsound banking practices. For example, the Federal Reserve’s Regulation Y requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. As another example, a holding company could not impair its subsidiary bank’s soundness by causing it to make funds available to non-banking subsidiaries or their customers if the Federal Reserve believed it not prudent to do so. The Federal Reserve has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries that present unsafe and unsound banking practices or that constitute violations of laws or regulations.

Consumer Laws and Regulations

TriState Capital Bank is subject to numerous laws and regulations intended to protect consumers in transactions with the bank. These laws include, among others, laws regarding unfair, deceptive and abusive acts and practices, usury laws, and other federal consumer protection statutes. These federal laws include the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Real Estate Procedures Act of 1974, the S.A.F.E. Mortgage Licensing Act of 2008, the Truth in Lending Act and the Truth in Savings Act, among others. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

In addition, the Dodd-Frank Act created a new independent Consumer Finance Protection Bureau that has broad authority to regulate and supervise retail financial services activities of banks and various non-bank providers. The Consumer Finance Protection Bureau has authority to promulgate regulations, issue orders, guidance and policy statements, conduct examinations and bring enforcement actions with regard to consumer financial products and services. In general, however, banks with assets of $10.0 billion or less, such as TriState Capital Bank, will continue to be examined for consumer compliance by their primary federal bank regulator.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and assets of foreign branches, and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates. These policies influence to a significant extent the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on deposits. We cannot predict the nature of future fiscal and monetary policies or the effect of these policies on our operations and activities, financial condition, results of operations, growth plans or future prospects.

Impact of Current Laws and Regulations

The cumulative effect of these laws and regulations, while providing certain benefits, add significantly to the cost of our operations and thus have a negative impact on our profitability. There has also been a notable expansion in recent years of financial service providers that are not subject to the examination, oversight, and other rules and regulations to which we are subject. Those providers, because they are not so highly regulated, may have a competitive advantage over us and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.

Future Legislation and Regulatory Reform

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Future legislation and policies, and the effects of that legislation and those policies, may have a significant influence on our operations and activities, financial condition, results of operations, growth plans or future prospects and the overall growth and distribution of loans, investments and deposits. Such legislation and policies have had a significant effect on the operations and activities, financial condition, results of operations, growth plans and future prospects of commercial banks in the past and are expected to continue.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Department of the Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Each potential investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

You are a non-U.S. holder if you are a beneficial owner of our common stock for United States federal income tax purposes that is (1) a nonresident alien individual; (2) a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia); (3) an estate whose income falls outside of the federal income tax jurisdiction of the United States, regardless of the source of such income; or (4) a trust that is not subject to United States federal income tax on a net income basis on income or gain from our shares.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes.

Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

•

A valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•

In the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Department of the Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	You are a non-United States person; and

•	The dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Redemption

If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (1) you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or (2) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Department of the Treasury regulations.

Recent Legislation Relating to Foreign Accounts

Under recently enacted legislation, certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-United States persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. shareholders will be subject to withholding at a rate of 30%. These payments would include dividends and the gross proceeds from the sale or other disposition of our shares. However, under administrative guidance and proposed regulations, withholding would only be made to payments of dividends made on or after January 1, 2014, and to payments of gross proceeds from a sale or other disposition of our shares made on or after January 1, 2015.

Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through several underwriters for whom Stephens Inc. is acting as the representative. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have severally agreed to sell, the number of shares of common stock in the following table:

Underwriter	Number of Shares
Stephens Inc.
Stifel, Nicolaus & Company, Incorporated
Robert W. Baird & Co. Incorporated
Macquarie Capital (USA) Inc.

Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the listing of our common stock on the NYSE.

Commission and Discounts

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase an additional                      shares, discussed below:

	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us, before expenses	$	$	$

The expenses of this offering, not including the underwriting discounts, are estimated at $             million and are payable by us.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to                      additional shares of our common stock, at the public offering price less underwriting discounts, to cover over-allotments. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected next to their name in the table above.

Lock-Up Agreements

We, our executive officers and directors, certain executive officers and directors of TriState Capital, and certain other persons, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions,

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement in connection therewith under the Securities Act; or

•

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. The representative may, in its sole discretion, release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representative has agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

These restrictions also apply to any issuer-directed or “friends and family” shares of our common stock that any executive officer or director may purchase in this offering, including those described below under “—Directed Share Program.”

Pricing of the Offering

Prior to this offering, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the closing of this offering.

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “[TSCB].”

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the NYSE in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                      shares of our common stock offered by this prospectus for sale to our directors, executive officers, employees, business associates and related persons. Reserved shares purchased by our directors, executive officers, employees, business associates and related persons will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Stephens Investment Holdings, LLC is under common control with the representative. Stephens Investment Holdings, LLC purchased 500,000 shares of our common stock at a price of $10.00 per share in our 2007 private placement, and 441,667 shares at $12.00 per share in our 2008 private placement. As of the date of this prospectus, Stephens Investment Holdings, LLC held 941,667 shares of our common stock. TriState Investment Partners and TriState Investment Partners II are owned by employees of the representative. Their managers are executives of the representative, which is under common control with Stephens Investment Holdings, LLC. TriState Investment Partners purchased 87,834 shares of our common stock at a price of $12.00 per share in our 2008 private placement, which it continues to hold as of the date of this prospectus. TriState Investment Partners II purchased 70,796 shares of our common stock at a price of $8.00 per share in our July 2010 private placement, which it continues to hold as of the date of this prospectus. These shares were purchased at the same price and on the same terms as those sold to other investors in the respective private placements.

The representative was engaged as our placement agent for our August 2012 private placement, pursuant to which we paid the representative aggregate placement agent fees of approximately $3.0 million. The terms of the placement agent engagement granted the representative a right of first refusal to provide certain investment banking services for an 18 month period following the closing of the placement.

From time to time, the representative refers its brokerage account customers to us as prospective private banking customers. If we extend a loan to such customers, we have agreed to pay the representative a referral fee. In 2012, we paid aggregate service fees to the representative for such referrals of less than $100,000.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus under Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Keevican Weiss Bauerle & Hirsch LLC, Pittsburgh, Pennsylvania. Certain matters will be passed upon for the underwriters by DLA Piper LLP (US), Washington, D.C.

EXPERTS

The consolidated financial statements of TriState Capital Holdings, Inc. and subsidiary as of December 31, 2011 and 2010, and for each of the years in the two-year period ended December 31, 2011, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.

Upon closing of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.

We also maintain an Internet website at www.tscbank.com. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements of TriState Capital Holdings, Inc. and Subsidiary as of and for the Nine Months Ended September 30, 2012 and September 30, 2011.

Audited Consolidated Financial Statements of TriState Capital Holdings, Inc. and Subsidiary as of and for the Years Ended December 31, 2011 and December 31, 2010.

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (UNAUDITED)

AT SEPTEMBER 30, 2012

($ In thousands, except share data)	September 30, 2012 (unaudited)
ASSETS
Cash	$298
Interest-earning deposits with other institutions	172,020
Federal funds sold	4,696

Cash and cash equivalents	177,014
Investment securities trading, at fair value	—
Investment securities available-for-sale, at fair value	195,869
Loans held-for-investment	1,615,540
Allowance for loan losses	(19,001)

Loans receivable, net	1,596,539
Accrued interest receivable	6,190
Federal Home Loan Bank stock	2,656
Office properties and equipment, net	4,331
Prepaid FDIC insurance expense	8,178
Bank owned life insurance	20,727
Deferred tax asset	5,878
Prepaid expenses and other assets	9,882

Total assets	$2,027,264

Liabilities and Stockholders’ Equity

Liabilities:
Deposits	$1,769,888
Borrowings	25,000
Accrued interest payable on deposits and borrowings	954
Other accrued expenses and other liabilities	15,332

Total liabilities	$1,811,174

Stockholders’ equity:
Preferred stock, 150,000 shares authorized:
Series A, no par value, 23,000 shares authorized and issued	—
Series B, no par value, 1,150 shares authorized and issued	—
Series C, no par value, 48,780 shares authorized and issued	46,011
Common stock, no par value; 30,000,000 shares authorized; 17,444,730 and 17,444,730 shares issued, respectively	168,351
Additional paid-in capital	7,659
Accumulated deficit	(8,136)
Accumulated other comprehensive income, net	2,205

Total stockholders’ equity	216,090

Total liabilities and stockholders’ equity	$2,027,264

See accompanying notes to condensed consolidated financial statements (unaudited).

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	For the Nine Months Ended September 30,
	2012	2011
($ In thousands)
Interest income:
Loans	$49,728	$46,692
Investments	2,293	1,768
Interest-earnings deposits	406	557

Total interest income	52,427	49,017

Interest expense:
Deposits	10,360	14,067
Borrowings	2	—

Total interest expense	10,362	14,067

Net interest income before provisions for loan losses	42,065	34,950
Provisions for loan losses	5,161	5,415

Net interest income after provisions for loan losses	36,904	29,535

Non-interest income:
Service charges	322	297
Net gain on the sale of investments	1,114	1,129
Net gain on the sale of loans	—	7
Swap fees	773	70
Commitment and other fees	2,103	1,356
Other income	767	123

Total non-interest income	5,079	2,982

Non-interest expense:
Compensation and employee benefits	17,912	15,328
Premises and occupancy costs	2,059	1,777
Professional fees	2,184	2,319
FDIC insurance expense	1,120	1,493
State capital shares tax	945	990
Travel and entertainment expense	881	814
Data processing expense	622	520
Other operating expenses	2,285	1,585

Total non-interest expense	28,008	24,826

Income before tax	$13,975	$7,691

Income tax expense	5,259	3,117
Net income	$8,716	$4,574

Preferred dividends and amortization of Series A discount	1,525	1,136

Net income available to common shareholders	$7,191	$3,438

See accompanying notes to condensed consolidated financial statements (unaudited).

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	For the Nine Months Ended September 30,
	2012	2011
($ In thousands)
Net Income	$8,716	$4,574
Other Comprehensive Income:
Unrealized holding gains net of tax of $1,272 and $1,093 for the 9 months ended September 30, 2012 and September 30, 2011, respectively	$2,162	$1,805
Reclassification adjustment for (gains) included in net income, net of tax of $419 and $458 for the 9 months ended September 30, 2012 and September 30, 2011, respectively	(695)	(671)

Other comprehensive income	$1,467	$1,134

Total comprehensive income	$10,183	$5,708

See accompanying notes to condensed consolidated financial statements (unaudited).

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
	Preferred Stock (Series A and B)	Preferred Stock (Series C)	Common Stock	Additional Paid-in- Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), net	Total Stockholders’ Equity
Balance, December 31, 2010	$23,444	$—	$168,121	$5,364	$(21,027)	$(342)	$175,560

Comprehensive income:
Net income	—	—	—	—	4,574	—	4,574
Net unrealized holding gains on securities arising during the period, net of tax of ($1,093)	—	—	—	—	—	1,805	1,805
Reclassification for gains on securities included in net income, net of tax of $458	—	—	—	—	—	(671)	(671)

Total comprehensive income							5,708
Issuance of common stock (net of offering costs of $0)	—	—	230	—	—	—	230
Preferred stock dividend	—	—	—	—	(941)	—	(941)
Amortization of discount on preferred stock	196	—	—	—	(196)	—	—
Stock options	—	—	—	1,151	—	—	1,151

Balance, September 30, 2011	$23,640	$—	$168,351	$6,515	$(17,590)	$792	$181,708

Balance, December 31, 2011	$23,708	$—	$168,351	$6,982	$(15,327)	$738	$184,452

Comprehensive income:
Net income	—	—	—	—	8,716	—	8,716
Net unrealized holding gains on securities arising during the period, net of tax of ($1,272)	—	—	—	—	—	2,162	2,162
Reclassification for gains on securities included in net income, net of tax of $419	—	—	—	—	—	(695)	(695)

Total comprehensive income							10,183
Issuance of preferred stock (net of offering costs of $3,989)		46,011	—	—	—	—	46,011
Retirement of preferred stock	(24,150)	—	—	—		—	(24,150)
Preferred stock dividend	—	—	—	—	(1,083)	—	(1,083)
Amortization of discount on preferred stock	442	—	—	—	(442)	—	—
Stock options	—	—	—	677	—	—	677

Balance, September 30, 2012	$—	$46,011	$168,351	$7,659	$(8,136)	$2,205	$216,090

See accompanying notes to condensed consolidated financial statements (unaudited).

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
	For the Nine Months Ended September 30,
	2012	2011
($ In thousands)
Cash Flows from Operating Activities:
Net income	$8,716	$4,574
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	631	616
Provision for loan losses	5,161	5,415
Provision for losses on unfunded commitments	52	84
Net decrease in prepaid FDIC insurance expense	949	1,349
Compensation expense related to stock options and restricted stock	677	1,151
Net gain on the sale of investment securities available-for-sale	(1,114)	(1,129)
Net gain on the sale of investment securities trading	(458)	—
Net gain on the sale of loans	—	(7)
Net amortization of premiums	2,769	1,066
Decrease (increase) in accrued interest receivable	(1,388)	379
Decrease in accrued interest payable	(395)	(897)
BOLI income	(352)	(258)
Increase in taxes payable	(98)	(536)
Deferred tax benefit	(152)	(261)
Accretion of allowance for leasehold improvements	(186)	(160)
Other, net	2,600	1,543

Net cash provided by operating activities	17,412	12,929

Cash Flows from Investing Activities:
Purchase of investment securities available-for-sale	(65,918)	(103,996)
Purchase of investment securities trading	(84,290)	—
Proceeds from the sale of investment securities available-for-sale	18,733	88,304
Proceeds from the sale of investment securities trading	84,749	—
Principal repayments and maturities of investment securities available-for-sale	15,372	8,960
Purchase of bank owned life insurance	(10,000)	—
Purchase of FHLB stock	(1,076)	—
Redemption of FHLB stock	—	277
Net increase in loans held-for-investment	(213,612)	(64,359)
Proceeds from loan sales	2,557	8,901
Additions to office properties and equipment	(916)	(1,178)

Net cash used in investing activities	(254,401)	(63,091)

Cash Flows from Financing Activities:
Net increase in deposit accounts	132,761	102,324
Increase in FHLB advances	25,000	—
Net proceeds from issuance of preferred stock	46,011	—
Net proceeds from issuance of common stock	—	230
Retirement of preferred stock	(24,150)	—
Dividends paid on preferred stock	(1,083)	(940)

Net cash provided by financing activities	178,539	101,614

Net change in cash and cash equivalents	(58,450)	51,452
Cash and cash equivalents at beginning of year	235,464	203,169

Cash and cash equivalents at end of year	$177,014	$254,621

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest	$10,757	$14,964
Cash paid during the year for income taxes	$6,172	$3,263

See accompanying notes to condensed consolidated financial statements (unaudited).

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TriState Capital Holdings, Inc. (“the Company”) is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended. The Company’s only significant asset is the stock of its wholly-owned subsidiary, TriState Capital Bank (“the Bank”), a Pennsylvania-chartered state bank. The Bank was established to serve the needs of middle market businesses and high net worth individuals.

Regulatory approval was received and the Bank commenced operations on January 22, 2007. The Company and the Bank are subject to regulatory examination by the Federal Deposit Insurance Corporation (“FDIC”), the Pennsylvania Department of Banking, and the Federal Reserve.

The Bank conducts business through its main office located in Pittsburgh, Pennsylvania, as well as its four additional representative offices in Cleveland, Ohio; Philadelphia, Pennsylvania; Princeton, New Jersey; and New York, New York.

Note	1—Basis of Presentation

The accompanying condensed consolidated financial statements are unaudited and should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2011. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted pursuant to rules and regulations the Securities and Exchange Commission (the “SEC”).

These condensed consolidated financial statements were compiled in accordance with the accounting policies set forth in Note 1—Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements in the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2011. The accompanying condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments that, in the opinion of management, are necessary to reflect a fair statement of the Company’s consolidated financial condition, results of operations and cash flows. Operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012.

The condensed consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All significant intercompany transactions have been eliminated.

Note	2—Issuance of Convertible Preferred Stock

On August 10, 2012, the Company sold an aggregate of 48,780.488 shares of its Series C preferred stock at a price of $1,025.00 per share to LM III TriState Holdings LLC and LM III-A TriState Holdings LLC (the “Lovell Minnick funds”) which are investment funds managed by Lovell Minnick Partners LLC. Net proceeds totaled $46.0 million, net of offering costs of $4.0 million. The Series C preferred stock is convertible into shares of the Company’s common stock, with a conversion ratio of 100 shares of common stock for each share of Series C preferred stock (subject to adjustment in certain events, including combinations or divisions of common stock), by the holder at any time provided that, upon conversion, the holders of the Series C preferred stock will not own or control in the aggregate more than 24.9% of our voting securities.

Series C preferred stockholders are entitled to participate in dividends with common shareholders on an “as if converted” basis. This is defined as a “participating security” under relevant accounting guidance. As a result, basic earnings per share for the nine months ended September 30, 2012, was computed under the two-class method earnings allocation formula. This resulted in a reduction to basic EPS of approximately $0.02 for the nine months ended September 30, 2012.

Note	3—Repurchase of Preferred Stock Issued In Connection With the Capital Purchase Program

As part of its strategic capital plan, on September 26, 2012, the Company redeemed all of the outstanding Series A preferred stock and Series B preferred stock, issued under our voluntary participation in the U.S. Treasury’s Capital Purchase Program. The repurchase totaled $24.2 million including $442,000 in amortization related to the remaining difference between the repurchase price and the carrying value of the preferred shares at the time of repurchase.

KPMG LLP
BNY Mellon Center
Suite 2500
500 Grant Street
Pittsburgh, PA 15219-2598

Independent Auditors’ Report

The Board of Directors

TriState Capital Holdings, Inc.:

We have audited the accompanying consolidated statements of financial condition of TriState Capital Holdings, Inc. and subsidiary (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriState Capital Holdings, Inc. and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Pittsburgh, Pennsylvania

March 9, 2012

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AT DECEMBER 31, 2011 AND 2010

($ In thousands, except share data)	2011	2010
ASSETS
Cash	$47	$64
Interest-earning deposits with other institutions	228,606	196,934
Federal funds sold	6,811	6,171

Cash and cash equivalents	235,464	203,169
Investment securities available-for-sale, at fair value	163,392	143,837
Loans held-for-investment	1,406,995	1,283,745
Allowance for loan losses	(16,350)	(17,111)

Loans receivable, net	1,390,645	1,266,634
Accrued interest receivable	4,802	5,210
Federal Home Loan Bank stock	1,580	1,940
Office properties and equipment, net	4,045	3,436
Prepaid FDIC insurance expense	9,127	10,844
Bank owned life insurance	10,375	10,029
Deferred tax asset	6,579	7,961
Prepaid expenses and other assets	7,441	6,692

Total assets	$1,833,450	$1,659,752

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$1,637,126	$1,470,600
Accrued interest payable on deposits and borrowings	1,350	2,516
Other accrued expenses and other liabilities	10,522	11,076

Total liabilities	1,648,998	1,484,192

Stockholders’ Equity:
Preferred stock, 150,000 shares authorized:
Series A, no par value, 23,000 shares authorized and issued	22,370	22,106
Series B, no par value, 1,150 shares authorized and issued	1,338	1,338
Common stock, no par value; 30,000,000 shares authorized; 17,444,730 and 17,353,480 shares issued, respectively	168,351	168,121
Additional paid-in capital	6,982	5,364
Accumulated deficit	(15,327)	(21,027)
Accumulated other comprehensive income (loss), net	738	(342)

Total stockholders’ equity	184,452	175,560

Total liabilities and stockholders’ equity	$1,833,450	$1,659,752

See accompanying notes to consolidated financial statements.

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
($ In thousands)
Interest income:
Loans	$62,198	$62,113
Investments	2,416	1,636
Interest-earning deposits	753	939

Total interest income	65,367	64,688

Interest expense:
Deposits	17,986	20,652
Fed Funds purchased	—	—
Repurchase agreements	—	—

Total interest expense	17,986	20,652

Net interest income before provision for loan losses	47,381	44,036
Provision for loan losses	5,339	5,251

Net interest income after provision for loan losses	42,042	38,785

Non-interest income
Service charges	393	357
Net gain on the sale of investments	1,323	—
Net gain on the sale of loans	5	486
Commitment and other fees	1,882	1,558
Other income	305	60

Total non-interest income	3,908	2,461

Non-interest expense
Compensation and employee benefits	21,115	19,334
Premises and occupancy costs	2,380	2,123
Professional fees	3,070	2,378
FDIC insurance expense	1,917	5,012
State capital shares tax	1,319	1,082
Other operating expenses	4,193	3,663

Total non-interest expense	33,994	33,592

Income before tax	$11,956	$7,654

Income tax expense (benefit)	4,738	(7,574)
Net income	$7,218	$15,228

Preferred dividends and amortization of Series A discount	1,518	1,818

Net income available to common shareholders	$5,700	$13,410

See accompanying notes to consolidated financial statements.

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Preferred Stock	Common Stock	Additional Paid-in- Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), net	Total Stockholders’ Equity
($ In thousands)
Balance, December 31, 2009	$23,197	$147,484	$3,880	$(34,437)	$(824)	$139,300
Comprehensive income:
Net income	—	—	—	15,228	—	15,228
Net unrealized holding gains on securities arising during the period, net of tax of ($176)	—	—	—	—	482	482

Total comprehensive income	—	—	—	—	—	15,710
Issuance of common stock (net of offering costs of $1,448)	—	20,637	—	—	—	20,637
Preferred stock dividend	—	—	—	(1,571)	—	(1,571)
Amortization of discount on preferred stock	247	—	—	(247)	—	—
Stock options	—	—	1,484	—	—	1,484

Balance, December 31, 2010	$23,444	$168,121	$5,364	$(21,027)	$(342)	$175,560

Comprehensive income:
Net income	—	—	—	7,218	—	7,218
Net unrealized holding gains on securities arising during the period, net of tax of ($1,037)	—	—	—	—	1,940	1,940
Reclassification for gains on securities included in net income, net of tax of $463	—	—	—	—	(860)	(860)

Total comprehensive income	—	—	—	—	—	8,298
Issuance of common stock (net of offering costs of $0)	—	230	—	—	—	230
Preferred stock dividend	—	—	—	(1,254)	—	(1,254)
Amortization of discount on preferred stock	264	—	—	(264)	—	—
Stock options	—	—	1,618	—	—	1,618

Balance, December 31, 2011	$23,708	$168,351	$6,982	$(15,327)	$738	$184,452

See accompanying notes to consolidated financial statements.

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
($ In thousands)
Cash Flows from Operating Activities:
Net income	$7,218	$15,228
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	832	772
Provision for loan losses	5,339	5,251
Provision for losses on unfunded commitments	24	105
Net decrease in prepaid FDIC insurance expense	1,717	4,606
Compensation expense related to stock options and restricted stock	1,618	1,484
Net gain on the sale of investment securities available-for-sale	(1,323)	—
Net gain on the sale of loans	(5)	(486)
Net decrease in loans held-for-sale	—	8,046
Net amortization of premiums	1,443	1,408
Decrease (increase) in accrued interest receivable	408	(457)
Increase (decrease) in accrued interest payable	(1,166)	757
BOLI income	(346)	(29)
Decrease in taxes payable	(147)	—
Deferred tax provision (benefit)	808	(7,785)
Accretion of allowance for leasehold improvements	(222)	(94)
Other, net	(956)	1,381

Net cash provided by operating activities	15,242	30,187

Cash Flows from Investing Activities:
Purchase of investment securities available-for-sale	(121,798)	(107,413)
Proceeds from the sale of investment securities available-for-sale	90,763	—
Principal repayments and maturities of investment securities available-for-sale	13,013	10,351
Purchase of bank owned life insurance	—	(10,000)
Redemption of FHLB stock	360	102
Net increase in loans held-for-investment	(140,768)	(60,373)
Proceeds from loan sales	11,423	59,169
Additions to office properties and equipment	(1,442)	(492)

Net cash used in investing activities	(148,449)	(108,656)

Cash Flows from Financing Activities:
Net increase in deposit accounts	166,526	133,046
Decrease in repurchase agreements	—	—
Net proceeds from issuance of stock	230	20,637
Dividends paid on preferred stock	(1,254)	(1,571)

Net cash provided by financing activities	165,502	152,112

Net change in cash and cash equivalents	32,295	73,643
Cash and cash equivalents at beginning of year	203,169	129,526

Cash and cash equivalents at end of year	$235,464	$203,169

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest	$19,152	$19,895
Cash paid during the year for income taxes	$3,488	$90

See accompanying notes to consolidated financial statements.

TRISTATE CAPITAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[1]	Summary of Significant Accounting Policies

Nature of Operation

TriState Capital Holdings, Inc. (“the Company”) is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended. The Company’s only significant asset is the stock of its wholly-owned subsidiary, TriState Capital Bank (“the Bank”), a Pennsylvania-chartered state bank. The Bank was established to serve the needs of middle-market businesses and high net-worth individuals.

Regulatory approval was received and the Bank commenced operations on January 22, 2007. The Company and the Bank are subject to regulatory examination by the Federal Deposit Insurance Corporation (“FDIC”), the Pennsylvania Department of Banking, and the Federal Reserve.

The Bank conducts business through its main office located in Pittsburgh, Pennsylvania, as well as its four additional representative offices in Cleveland, Ohio; Philadelphia, Pennsylvania; Princeton, New Jersey; and New York, New York.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of related revenue and expense during the reporting period. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect the financial results of our operations and financial condition.

The material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses and income taxes, which are discussed later in this section.

Consolidation

The consolidated financial statements include the accounts of TriState Capital Holdings, Inc. and its wholly-owned subsidiary, TriState Capital Bank, after elimination of inter-company accounts and transactions. The accounts of TriState Capital Bank, in turn, include its wholly-owned subsidiary, Meadowood Asset Management, LLC, after elimination of intercompany accounts and transactions.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash and cash equivalents as cash, interest-earning deposits with other institutions, federal funds sold, and short-term investments which have an original maturity of 90 days or less.

Investment Securities

The Company’s investments are classified as either: (1) held-to-maturity debt securities that the Company intends to hold until maturity and reported at amortized cost; (2) trading securities—debt and certain equity securities bought and held principally for the purpose of selling them in the near term and reported at fair value, with unrealized gains and losses included in earnings; or

(3) available-for-sale debt and certain equity securities not classified as either held-to-maturity or trading securities and reported at fair value, with changes in fair value reported as a component of accumulated other comprehensive income (loss), net. In April of 2009, the Company adopted an accounting pronouncement issued by the Financial Accounting Standards Board (“FASB”) which provides new guidance on the recognition and presentation of an other-than-temporary impairment of debt securities classified as available-for-sale or held-to-maturity, and provides some new disclosure requirements. Under the guidance, only the credit component of an other-than-temporary impairment (“OTTI”) of a debt security is recognized in current year earnings, while the non-credit component is recognized in other comprehensive income (loss) net, when the Company does not intend to sell the security prior to recovery or it is more likely than not the Company will not be required to sell the security prior to recovery.

The cost of securities sold is determined on a specific identification basis. Amortization of premiums and accretion of discounts are recorded as interest income from investments over the life of the security utilizing the level yield method. Declines in the fair value of individual available-for-sale and held-to-maturity securities below their cost, that are other-than-temporary, result in write-downs of the individual securities to their fair value. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, the fact that management would not have the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value, or other relevant factors.

Loans

Loans are stated at unpaid principal balances, net of deferred loan fees and costs. Interest income on loans is accrued at the contractual rate on the principal amount outstanding and includes the amortization of deferred loan fees and costs. Deferred loan fees and costs are amortized to income over the life of the loan, taking into consideration scheduled payments and prepayments.

A loan is considered impaired when, based on current information and events, it is probable that principal or interest will not be collected in accordance with the contractual terms of the loan. Management determines the impairment of an individual loan based on an evaluation of the borrower’s ability to repay the loan according to the contractual agreement, the borrower’s repayment history, and the fair value of collateral for certain collateral dependent loans. All loans are charged off when management determines that principal and interest are not collectible. Any excess of the Bank’s recorded investment in impaired loans over the fair value of the loans is provided for in the allowance for loan losses. The Bank reviews its loans for impairment on a quarterly basis.

The Company considers a loan to be a Troubled Debt Restructuring (“TDR”) when there is a concession made to a financially troubled borrower. Once a loan is deemed to be a TDR, the Company considers whether the loan should be placed in non-accrual status. In assessing accrual status, the Company considers the likelihood that repayment and performance according to modified terms will be achieved, as well as the borrower’s historical payment performance.

The recognition of interest income on a loan is discontinued when, in management’s opinion, it is probable the borrower is unable to meet payments as they become due or when the loan becomes 90 days past due, whichever occurs first. All unpaid accrued interest on such loans is reversed. Such interest ultimately collected is applied to reduce principal if there is doubt about the collectability of principal. If a borrower brings a loan current for which accrued interest has been reserved, then the recognition of interest income on the loan is resumed, once the loan has been current for a period of six consecutive months or greater.

The Company is a party to financial instruments with off-balance sheet risk (commitments to extend credit) in the normal course of business to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis using the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Company upon extension of a commitment, is based on management’s credit evaluation of the counter-party.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses that are charged to operations. Loans are charged against the allowance for loan losses when management believes that the principal is uncollectible. If, at a later time, amounts are recovered with respect to loans previously charged off, the recovered amount is credited to the allowance for loan losses.

The allowance is appropriate, in management’s judgment, to cover probable losses inherent in the loan portfolio as of December 31, 2011. Management’s judgment takes into consideration general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. Although management believes it has used the best information available to it in making such determinations, and that the present allowance for loan losses is adequate, future adjustments to the allowance may be necessary, and net income may be adversely affected if circumstances differ substantially from the assumptions used in determining the level of the allowance. In addition, as an integral part of their periodic examination, certain regulatory agencies review the adequacy of the Bank’s allowance for loan losses and may direct the Bank to make additions to the allowance based on their judgments about information available to them at the time of their examination.

The Company maintains a reserve for losses on unfunded commitments. This reserve is reflected as a component of other liabilities and, in management’s judgment, is sufficient to cover probable losses inherent in the commitments. Management tracks the level and trends in unused commitments and takes into consideration the same factors as those considered for purposes of the allowance for loan losses on outstanding loans.

Federal Home Loan Bank Stock

The Company is a member of the Federal Home Loan Bank of Pittsburgh (“FHLB”). Member institutions are required to invest in FHLB stock. The stock is carried at cost which approximates the liquidation value.

Office Properties and Equipment

Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets, except for leasehold improvements which are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Estimated useful lives are dependent upon the nature and condition of the asset and range from three to ten years. Repairs and maintenance are charged to expense as incurred, while improvements which extend the useful life are capitalized and depreciated to operating expense over the estimated remaining life of the asset. The Bank also received an allowance for the improvements made in the Pittsburgh office from the lessor. The allowance was credited to the Bank upon execution of the construction contract. The total amount of the contract was capitalized. The allowance was recorded as a deferred liability and is being recognized as a reduction to rent expense over the life of the lease.

Bank Owned Life Insurance

Bank owned life insurance (“BOLI”) policies on certain executive officers and employees, with a pre-retirement death benefit structure, are recorded at net cash surrender value on the Consolidated Statements of Financial Condition. Upon termination of the BOLI policy the Company receives the cash surrender value. BOLI benefits are payable to the Company upon death of the insured. Changes in net cash surrender value are recognized as non-interest income or expense in the Consolidated Statements of Operations.

Deposits

Deposits are stated at principal outstanding and interest on deposits is accrued and charged to expense daily and is paid or credited in accordance with the terms of the respective accounts.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities with regard to a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates whether it is more likely than not that the Company will be able to realize the benefit of deferred tax assets. A reserve against the deferred tax assets is established for the amount of the deferred tax asset that is determined not to be realizable.

In the fourth quarter of 2010, the Company reversed the valuation allowance that had been previously established for the net deferred tax asset. This was based on the Company’s history of earnings over the last five consecutive quarters, coupled with management’s expectations for continued net positive earnings in the future. Management believes that it is more likely than not that the net deferred tax asset will be fully realized upon the generation of future taxable income.

The Company has no material uncertain tax positions.

Stock Compensation

The Company accounts for its stock-based compensation awards based on estimated fair values, for all share-based awards, including stock options and restricted stock, made to employees and directors.

The Company estimates the fair value of share-based awards, as described in more detail in Note 13, on the date of grant. The value of the portion of the award that is ultimately expected to vest is included in stock-based employee compensation cost in the income statement and recorded as a component of Additional Paid-In Capital (“APIC”), for equity-based awards. Compensation expense for options with graded vesting schedules is recognized on a straight-line basis over the requisite service period for the entire option grant.

Accumulated Other Comprehensive Income (Loss)

Unrealized gains and the non-credit component of losses on the Company’s investment securities available-for-sale are included in accumulated other comprehensive income (loss), net of applicable income taxes.

Interest Rate Swaps

Interest rate swaps are carried at fair value through the assistance of an independent third party and, depending on whether they are assets or liabilities, are recognized in the statement of financial condition in the prepaid expenses and other assets or accrued expenses and other liabilities line items. The derivative positions consider credit risk related to counterparty and Company default and include a credit valuation adjustment. The Company uses interest rate swaps to help manage its interest rate risk from recorded financial assets and liabilities. These instruments are utilized when they can be demonstrated to effectively hedge a designated asset or liability and the asset or liability exposes the Company to interest rate risk and/or risks inherent in customer related derivatives.

At the inception of a hedging relationship and quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values of the derivatives have been highly effective in offsetting the changes in the fair values of the hedged item and whether they are expected to be highly effective in the future. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged, and the method for assessing effectiveness and measuring ineffectiveness. In addition, on a quarterly basis, the Company assesses whether the derivative used in the hedging transaction is highly effective in offsetting changes in fair value of the hedged item and measures and records any ineffectiveness. The Company discontinues hedge accounting prospectively when it is determined that the derivative is or will no longer be effective in offsetting changes in the fair value of the hedged item, the derivative expires, is sold or terminated, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

For those interest rate swaps which meet the requirements for hedge accounting treatment, amounts to be paid or received under interest rate swaps are accounted for on the accrual basis including unrealized gains and losses. The effective portion of the interest rate swap is recognized as interest income or expense of the related hedged asset or liability. Any amount deemed to be ineffective is recognized immediately as an increase or decrease in non-interest income. For those interest rate swaps which do not meet the requirements for hedge accounting treatment, amounts to be paid or received under interest rate swaps are accounted for on the accrual basis including the unrealized gains and losses and are recognized in non-interest income.

Recent Accounting Developments

In December 2011, the FASB issued an accounting pronouncement which is to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of offset associated with an entity’s recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. This pronouncement will be effective for the Company retrospectively beginning January 1, 2013, and the adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

In June 2011, FASB issued an accounting pronouncement which requires all non-owner changes in stockholders’ equity to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. This guidance should be applied retrospectively effective for fiscal years ending after December 15, 2012. The Company will apply these new provisions as of December 31, 2012. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated statement of financial condition, changes in shareholders’ equity, or statement of cash flows.

In April 2011, the FASB issued an accounting pronouncement which provides additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. This pronouncement will be effective for the Company beginning December 15, 2012, and the adoption of this pronouncement at that time is not expected to have a material impact on the Company’s financial statements.

In July 2010, the FASB issued an accounting pronouncement which provides disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The main objective of this pronouncement is to provide disclosures that facilitate financial statement users’ evaluation of the following: the nature of credit risk inherent in the entity’s portfolio of financing receivables; how that risk is analyzed and assessed in arriving at the allowance for credit losses; and the changes and reasons for those changes in the allowance for credit losses. Existing disclosures are amended to require an entity to provide the following disclosures about its financing receivables on a disaggregated basis: a rollforward schedule of the allowance for credit losses from the beginning of the reporting period to the end of the reporting period on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method; for each disaggregated ending balance, the related recorded investment in financing receivables; the nonaccrual status of financing receivables by class of financing receivables; and impaired financing receivables by class of financing receivables. This pronouncement was effective for the Company beginning December 15, 2011, and the adoption of this pronouncement is reflected in Note 4 to the consolidated financial statements.

Reclassification

Certain items previously reported have been reclassified to conform with the current year’s reporting presentation and are considered immaterial.

[2]	Investment Securities

Investment securities available-for-sale are comprised of the following:

($ In thousands)	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
At December 31, 2011
Corporate bonds	$49,689	$90	$493	$49,286
Agency collateralized mortgage obligations	69,732	753	162	70,323
Agency mortgage-backed securities	42,835	1,068	120	43,783

Total investment securities available-for-sale	$162,256	$1,911	$775	$163,392

($ In thousands)	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
At December 31, 2010
U.S. Treasury note	$24,971	$—	$725	$24,246
Corporate bonds	52,723	680	—	53,403
Agency collateralized mortgage obligations	52,533	—	859	51,674
Agency mortgage-backed securities	14,128	503	117	14,514

Total investment securities available-for-sale	$144,355	$1,183	$1,701	$143,837

At December 31, 2011, the contractual maturities of the debt securities available-for-sale are:

($ In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due from one to five years	53,191	52,794
Due from five to ten year	—	—
Due after ten years	109,065	110,598

	$162,256	$163,392

Prepayments may shorten the lives of the collateralized mortgage obligations and mortgage-backed securities.

Proceeds from the sale of investment securities available-for-sale during 2011 and 2010 were $90.8 million and $0, respectively. Gross gains of $1.3 million and $0 were realized on these sales and reclassified out of accumulated other comprehensive income in 2011 and 2010, respectively. There were no realized losses in 2011 or 2010.

Certain of the Bank’s investment securities are available as collateral for borrowings as set forth in Note 8.

The following tables show the fair value and gross unrealized losses on investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010, respectively:

	2011
	Less than 12 Months		12 Months or More		Total
($ In thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$28,208	$493	$—	$—	$28,208	$493
Agency collateralized mortgage obligations	17,126	92	6,366	70	23,492	162
Agency mortgage-backed securities	20,578	120	—	—	20,578	120

Total temporarily impaired securities	$65,912	$705	$6,366	$70	$72,278	$775

	2010
	Less than 12 Months		12 Months or More		Total
($ In thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury note	$24,246	$725	$—	$—	$24,246	$725
Corporate bonds	—	—	—	—	—	—
Agency collateralized mortgage obligations	32,598	578	19,076	281	51,674	859
Agency mortgage-backed securities	3,098	117	—	—	3,098	117

Total temporarily impaired securities	$59,942	$1,420	$19,076	$281	$79,018	$1,701

The decline in the fair value of securities primarily resulted from interest rate fluctuations. The Company does not intend to sell and it is more likely than not that the Company will not be required to sell the securities before recovery of its cost basis. Based on this, the Company considers all of the unrealized losses to be temporary impairment losses. There are 22 positions that were temporarily impaired at December 31, 2011, and 11 positions that were temporarily impaired at December 31, 2010.

[3]	Loans Receivable, Net

Loans receivable is comprised of the following:

	December 31,
($ In thousands)	2011	2010
Loans held-for-investment:
Commercial Real Estate loans	$448,306	$497,418
Commercial & Industrial loans	760,928	600,702
Private Banking	202,984	191,826

	$1,412,218	$1,289,946
Less: Net deferred loan fees	(5,223)	(6,201)

	$1,406,995	$1,283,745
Less: Allowance for loan losses	(16,350)	(17,111)

Loans receivable, net	$1,390,645	$1,266,634

The Company’s customers have unused loan commitments. Often these commitments are not fully utilized and therefore the total amount does not necessarily represent future cash requirements. The amount of unfunded commitments, including letters of credit, at December 31, 2011 and 2010, was $517.1 million and $430.1 million, respectively. The interest rate for each commitment is based on the prevailing market conditions at the time of funding. The lending commitment maturities as of December 31, 2011, are as follows: $159.7 million in less than one year; $143.0 million in one to three years; and $214.4 million in greater than three years. The reserve for losses on unfunded commitments was $0.4 million and $0.4 million, at December 31, 2011 and 2010, respectively, which includes reserves for potential losses on unfunded loan commitments, including letters of credit, and also risk participations.

At December 31, 2011 and 2010, the Company had loans in the process of origination totaling approximately $20.8 million and $11.4 million, respectively, which extend over varying periods of time with the majority being disbursed within a 30 to 60 day period.

The Company issues standby letters of credit in the normal course of business. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party. The Company would be required to perform under the standby letters of credit when drawn upon by the guaranteed party, in the case of nonperformance by the Company’s customer. Collateral may be obtained based on management’s credit assessment of the customer. The unfunded commitments amount related to letters of credit, included in the total listed above, is $98.7 million of which a portion is collateralized. Should the Company be obligated to perform under the standby letters of credit the Company may seek recourse from the customer for reimbursement of amounts paid. At December 31, 2011, $13.4 million (in the aggregate) in standby letters of credit will expire within the next twelve months, while the remaining letters of credit will expire in periods greater than one year. During the year ended December 31, 2011, there was one letter of credit drawn for $0.5 million that immediately became an outstanding receivable from the borrower. Most of these commitments are expected to expire without being drawn upon and the total amount does not necessarily represent future cash requirements. The potential liability for losses on letters of credit is included in the reserve for losses on unfunded commitments.

The Company has entered into risk participation agreements with financial institution counterparties for interest rate swaps related to loans in which we are a participant. The risk participation agreements provide credit protection to the financial institution counterparties should the customers fail to perform on their interest rate derivative contracts. The potential liability for outstanding obligations is included in the reserve for losses on unfunded commitments.

86% of the loan portfolio, at December 31, 2011, is comprised of loans to customers within the Company’s primary market areas of Pennsylvania, Ohio, New Jersey, New York and contiguous states. As a result, the loan portfolio is subject to the general economic conditions within those areas. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained by the Company upon extension of credit is based on management’s credit evaluation of the borrower. The Company does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

The Company has a business model under which it enters into loan participations with other financial institutions in circumstances where those institutions chose to diversify a portion of the credit risk in their portfolios. The Bank follows its normal underwriting process and adheres to the Bank’s loan to one borrower limitations with regard to all participation loans. As of December 31, 2011, the Company had a total exposure of $676.3 million, net of deferred loan fees, in loan participations which was comprised of $604.2 million with 40 agent financial institutions and $72.1 million with 17 financial institutions where the Company acts as agent.

The Company’s total loan portfolio is comprised of amortizing loans, where scheduled principal and interest payments are applied as appropriate, as well as interest-only loans. At December 31, 2011, interest-only loans represented 52% of the total loan portfolio. Of the total interest-only loans, 59% were lines of credit, 4% were construction loans and the remaining 37% were closed-end term loans which will either convert to an amortizing loan with required principal and interest payments or require a balloon payment of the total principal at maturity. The overall loan portfolio has an average remaining maturity of approximately three years and 88% of the portfolio is comprised of variable rate loans at December 31, 2011. Further, 38% of the loan portfolio has interest rate floors, at an average interest rate of 5.16% at December 31, 2011.

[4]	Allowance for Loan Losses

The Company maintains an ALLL at a level determined to be adequate to absorb estimated probable credit losses inherent in the loan portfolio, as of the balance sheet date. Please refer to Note 1, Summary of Significant Accounting Policies, for details of the Company’s ALLL policy. During the fourth quarter of 2011, management enhanced the ALLL methodology to better align the calculation with the inherent risk identified within the loan portfolio. Specifically, the ALLL at December 31, 2011, was further assigned to each of the Company’s three primary loan portfolio segments, Commercial Real Estate (“CRE”), Commercial and Industrial (“C&I”) and Private Banking, based on each portfolio’s risk ratings. In addition, management took into account the historical loss experience of each loan portfolio segment, to ensure that the resultant allocated ALLL was sufficient to cover probable losses inherent in such portfolios.

As noted above, the Company developed and documented a systemic ALLL methodology based on the following portfolio segments: 1) CRE; 2) C&I; and 3) Private Banking. The following discusses key risks within each portfolio segment:

CRE—This portfolio segment includes loans secured by commercial purpose real estate, including both owner occupied properties and investment properties for various purposes such as hotels, strip malls and apartments. Individual projects as well as global cash flows are the primary sources of repayment for these loans. Also included are Commercial Construction Loans, which are loans made to finance the construction or building of structures as well as to finance the acquisition and development of raw land for various purposes. The increased level of risk of these loans is generally confined to the construction period. If there are problems, the project may not be complete, and as such, may not provide sufficient cash flow on its own to service the debt or have sufficient value in a liquidation to cover the outstanding principal.

The condition of the local/regional economy is an important indicator of risk for this segment. Additional risks exist and are dependent on several factors such as collateral type and the business performance, if the project is not owner occupied, as well as the type of project and the experience and resources of the developer.

C&I—This portfolio segment includes loans made to operating companies or manufacturers generally for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Cash flow from the operations of the company is the primary source of repayment for these loans.

The condition of the local/regional economy is an important indicator of risk, but there are also more specific risks depending on the industry of the company. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt.

Private Banking—This portfolio segment includes primarily loans made to high-net-worth individuals and/or trusts that may be secured by 1-4 family residences, cash, marketable securities, as well as unsecured loans and lines of credit. The primary source of repayment for these loans is the income and assets of the borrower.

The condition of the local economy is an important indicator of risk for this segment. In addition, the condition of the local housing market can also have a significant impact on this portfolio, since low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt.

Management further assesses risk within each portfolio segment using key inherent risk differentiators. For the commercial loan segments, the most important indicator of risk is the internally assigned risk rating, including pass, special mention and substandard. Impaired loans are considered in the ALLL model separately and are individually evaluated for impairment. The Company’s internal risk rating system is consistent with definitions found in current regulatory guidelines.

Loans to individuals and trusts are not individually risk rated, unless they are fully secured by liquid assets or cash, or have an exposure that exceeds $0.25 million and have certain actionable covenants, such as a liquidity covenant or a financial reporting covenant. In addition, commercial loans with an exposure of less than $0.5 million are not required to be individually risk rated. These loans comprised less than 0.15% of the total loan portfolio, at December 31, 2011. For loans that are not risk-rated, the most important indicators of risk are the existence of collateral, the type of collateral, and for consumer real estate loans, whether the bank has a 1st or 2nd lien position.

On a monthly basis, management monitors various credit quality indicators for both the commercial and consumer loan portfolios, including delinquency, nonperforming status, changes in risk ratings, changes in the underlying performance of the borrowers and other relevant factors. Please refer to Note 1, Summary of Significant Accounting Policies, for the Company’s policy for determining past due status of loans.

The following table presents the age analysis of past due loans segregated by class of loan at December 31:

	2011
($ In thousands)	30–59 Day Past Due	60–89 Days Past Due	Non- performing	Total Past Due	Current	Total Loans
Commercial Real Estate	$—	$—	$14,213	$14,213	$432,829	$447,042
Commercial & Industrial	—	—	2,215	2,215	754,625	756,840
Private Banking	—	—	—	—	203,113	203,113

Total	$—	$—	$16,428	$16,428	$1,390,567	$1,406,995

Management monitors the delinquency status of the loan portfolio on a monthly basis. Loans are considered nonperforming when interest and principal are 90 days or more past due or management has determined that a material deterioration in the borrower’s financial condition exists. The risk of loss is generally highest for nonperforming loans.

Management continually monitors the loan portfolio through its internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower. Loan risk ratings are reviewed on an ongoing basis according to internal policies. Loans within the pass rating generally have a lower risk of loss than loans risk rated as special mention, and substandard, which generally have an increasing risk of loss.

The Company’s risk ratings are consistent with regulatory guidance and are as follows:

Pass—The loan is currently performing and is of high quality.

Special Mention—A special mention loan has potential weaknesses that warrant management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects or in the institution’s credit position at some future date. Economic and market conditions, beyond the customer’s control, may in the future necessitate this classification.

Substandard—A substandard loan is not adequately protected by the net worth and/or paying capacity of the obligor or by the collateral pledged, if any. Substandard loans have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. These loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

The following table presents the recorded investment in loans by credit quality indicator at December 31:

	2011
($ In thousands)	Commercial Real Estate	Commercial & Industrial	Private Banking	Total
Non-rated	$759	$1,348	$81,619	$83,726
Pass	425,785	713,876	121,390	1,261,051
Special mention	5,605	21,495	104	27,204
Substandard	14,893	20,121	—	35,014

Total	$447,042	$756,840	$203,113	$1,406,995

Management determines loans to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all interest and principal payments due according to the original contractual terms of the loan agreement. Refer to Note 1, Summary of Significant Accounting Policies, for the Company’s policy on evaluating loans for impairment and interest income.

The following table presents the Company’s investment in loans considered to be impaired and related information on those impaired loans as of December 31:

	2011
($ In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With a related allowance recorded:
Commercial Real Estate	$6,513	$6,616	$1,730	$6,583	$—
Commercial & Industrial	2,215	2,368	800	2,456	—
Private Banking	—	—	—	—	—

Total with a related allowance recorded	$8,728	$8,984	$2,530	$9,039	$—

Without a related allowance recorded:
Commercial Real Estate	$7,700	$8,013	$—	$9,329	$—
Commercial & Industrial	—	—	—	—	—
Private Banking	—	—	—	—	—

Total without a related allowance recorded	$7,700	$8,013	$—	$9,329	$—

Total:
Commercial Real Estate	$14,213	$14,629	$1,730	$15,912	$—
Commercial & Industrial	2,215	2,368	800	2,456	—
Private Banking	—	—	—	—	—

Total	$16,428	$16,997	$2,530	$18,368	$—

Impaired and non-accrual loans at December 31, 2011 and 2010, were $16.4 million and $15.2 million, respectively. There was no interest income recognized on these loans for the years ended December 31, 2011 and 2010, respectively, while these loans were on non-accrual status. At December 31, 2011 and 2010, there were no loans 90 days or more past due and still accruing interest income.

Impaired and non-accrual loans at December 31, 2011, were evaluated using the fair value of the collateral as the measurement method. Based on those evaluations, there was a specific reserve established totaling $2.5 million, which is included in the $16.4 million allowance for loan losses, above. Also included in impaired and non-accrual loans are four CRE loans with a combined balance of $7.7 million at December 31, 2011, with no corresponding specific reserve since these loans were written down to the level which management believes will be recovered from the borrower. Of the non-accrual loans at December 31, 2011, three CRE loans and one C&I loan were classified by the Company as troubled debt restructurings. The aggregate net carrying value of these loans is $12.3 million.

Impaired and non-accrual loans at December 31, 2010, were evaluated using the fair value of the collateral as the measurement method. Based on those evaluations, there was a specific reserve established totaling $2.2 million, which is included in the $17.1 million allowance for loan losses, above. Also included in impaired and non-accrual loans are two CRE loans with a combined balance of $4.6 million at December 31, 2010, with no corresponding specific reserve since these loans were written down to the level which management believes will be recovered from the borrower. Of the non-accrual loans at December 31, 2010, two CRE loans were classified by the Company as troubled debt restructurings. The aggregate net carrying value of these loans is $7.9 million.

The following table presents the allowance for loan losses and recorded investment in loans by class at December 31:

	2011
($ In thousands)	Commercial Real Estate	Commercial & Industrial	Private Banking	Total
Allowance for loan losses:
Individually evaluated for impairment	$1,730	$800	$—	$2,530
Collectively evaluated for impairment	3,704	9,245	871	13,820

Total allowance for loan losses	$5,434	$10,045	$871	$16,350

Portfolio loans:
Individually evaluated for impairment	$14,213	$2,215	$—	$16,428
Collectively evaluated for impairment	432,829	754,625	203,113	1,390,567

Total portfolio loans	$447,042	$756,840	$203,113	$1,406,995

Changes in the allowance for loan losses for 2011 are as follows:

	2011
($ In thousands)	Commercial Real Estate	Commercial & Industrial	Private Banking	Total
Balance, beginning of fiscal year	$7,108	$9,232	$771	$17,111
Provision for loan losses	2,666	2,573	100	5,339
Charge-offs	(4,458)	(2,316)	—	(6,774)
Recoveries	118	556	—	674

Balance, end of fiscal year	$5,434	$10,045	$871	$16,350

Charge-offs of $6.8 million for the year ended December 31, 2011, include five CRE loans and three C&I loans, which were partially offset by recoveries on one CRE loan and five C&I loans of $0.7 million.

Changes in the allowance for loan losses for 2010 are as follows:

December 31, 2010
($ In thousands)
Balance, beginning of fiscal year	$15,764
Provision for loan losses	5,251
Charge-offs	(5,670)
Recoveries	1,766

Balance, end of fiscal year	$17,111

Charge-offs of $5.7 million for the year ended December 31, 2010, included two CRE loans, which were partially offset by recoveries on four C&I loans of $1.8 million.

[5]	Federal Home Loan Bank Stock

The Company is a member of the FHLB system. As a member of the FHLB Pittsburgh, the Company must maintain a minimum investment in the capital stock of the FHLB in an amount equal to 4.60% of its outstanding advances, if any, and 0.35% of its membership asset value, as defined, with the FHLB. The FHLB has the ability to change the calculation of the required stock investment at any time.

The Company held stock totaling $1.6 million and $1.9 million at December 31, 2011 and 2010, respectively. In 2011 the FHLB made a repurchase of its capital stock of $0.3 million. At December 31, 2011, $1.4 million was required based on the Bank’s membership asset value, as defined, of approximately $395.0 million. The remaining $0.2 million was excess stock. As previously notified by the FHLB to all members, no dividends were paid for the years ended December 31, 2011 and 2010.

Management reviewed and evaluated the FHLB capital stock for OTTI at December 31, 2011, which is determined based on the ultimate recoverability of the par value, rather than temporary declines in value. Management believes the Company’s holdings in the FHLB stock are ultimately recoverable at par value, as stated at December 31, 2011, and therefore determined the FHLB stock held by the Company was not OTTI. Management considered the suspension of dividends and the repurchase of excess capital stock by the FHLB Board of Directors in a letter to member banks dated December 23, 2008. In addition, management reviewed the FHLB’s Form 10-Q for the period ended September 30, 2011, filed with the U.S. Securities and Exchange Commission on November 8, 2011.

The following matters were considered by management when evaluating the FHLB stock for OTTI:

•	The ability of the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB.

•	Impact of legislative and regulatory changes on the institution and its customer base.

•	The Company does not anticipate it will be required to sell its FHLB stock in the foreseeable future.

[6]	Office Properties and Equipment

Following is a summary of office properties and equipment by major classification:

	December 31,
($ In thousands)	2011	2010
Furniture, fixtures and equipment	$4,567	$3,665
Leasehold improvements	3,066	2,563

Total, at cost	7,633	6,228
Less: accumulated depreciation	(3,588)	(2,792)

Net office properties and equipment	$4,045	$3,436

The Company rents office space in its five office locations which are accounted for as operating leases. The initial lease periods are from five to twelve years and provide for one or more renewal options. All of the leases provide for annual rent escalations and payment of certain operating expenses applicable to the leased space. The Company records rent expense on a straight-line basis over the term of the lease. Rent expense was $1.0 for the year ended December 31, 2011 and $0.9 million for the year ended December 31, 2010.

At December 31, 2011, future minimum lease payments were as follows:

($ In thousands)
2012	$1,264
2013	1,299
2014	1,286
2015	947
2016	831
Thereafter	1,251

$6,878

In November 2011, the Company amended its operating lease for the Cleveland office location to move its office space and changed the lease period of five years.

In November 2011, the Company entered into a temporary operating lease arrangement for the New York representative office location for a period of four months. In January 2012, the Company entered into a new operating lease for the New York office for a period of less than 3 years.

In September 2010, the Company amended its operating lease for the Pittsburgh office location to expand its office space for a period of ten years and extend the initial lease period of the original space from twelve to fourteen years.

In conjunction with the initial and amended operating lease for the Pittsburgh location, the Bank received an allowance for leasehold improvements of $1.1 million and $0.5 million, respectively. The allowance is being recognized as a reduction to rent expense over the life of the lease. The amount remaining at December 31, 2011, of the total unrecognized allowance for leasehold improvements is $1.0 million.

[7]	Deposits

	Interest Rate at December 31, 2011	Weighted Average Interest Rate at December 31,		December 31,
($ In thousands)		2011	2010	2011	2010
Demand and savings accounts:
Noninterest-bearing checking accounts	—	—	—	$197,629	$126,645
Interest-bearing checking accounts	0.00 to 0.75%	0.08%	0.35%	4,371	18,394
Money market deposit accounts	0.05 to 1.14%	0.66%	1.13%	595,963	535,269

				797,963	680,308
Time deposits	0.25 to 5.21%	1.36%	1.72%	839,163	790,292

Total deposit balance				$1,637,126	$1,470,600

Average rate paid on interest-bearing accounts		1.07%	1.47%

As of December 31, 2011 and 2010, the Bank had total brokered deposits of $702.4 million and $823.0 million, respectively. The amount for brokered deposits includes reciprocal Certificate of Deposit Account Registry Service (“CDARS”) and reciprocal Insured Cash Sweep (“ICS”) totaling $431.6 million and $517.0 million as of December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010, time deposits with balances of $100,000 or more, excluding brokered certificates of deposit, amounted to $257.2 million and $118.6 million, respectively.

The contractual maturity of time deposits, including brokered deposits, is as follows:

	December 31,
($ In thousands)	2011	2010
Under 12 months	$632,191	$647,428
12 months to 24 months	136,680	98,936
24 months to 36 months	55,292	28,928
36 months to 48 months	15,000	—
48 months to 60 months	—	15,000
Over 60 months	—	—

	$839,163	$790,292

Interest expense on deposits is as follows:

	December 31,
($ In thousands)	2011	2010
Interest-bearing checking accounts	$27	$301
Money market deposit accounts	5,482	5,387
Time deposits	12,477	14,964

Total interest expense on deposits	$17,986	$20,652

[8]	Borrowings

At December 31, 2011 and 2010, the Company had no outstanding borrowings.

The Bank maintains an unsecured line of credit of $10.0 million with M&T Bank. At December 31, 2011, the full amount of this established line was available to the Bank.

The Bank has borrowing capacity with the FHLB. The borrowing capacity is based on the collateral value of certain securities plus the Bank’s Maximum Borrowing Capacity (“MBC”) factored by 75%. The Bank’s MBC is updated quarterly based on the Qualified Collateral Report (“QCR”) submitted to the FHLB. At December 31, 2011, the Bank’s MBC is based on the information provided in the September 30, 2011, QCR filing. As of December 31, 2011, the Bank had agency bond collateral with a fair value of $47.1 million which had a related borrowing capacity of $44.8 million, combined with the factored MBC of $195.5 million for a total borrowing capacity of $240.3 million. There were no outstanding advances from the FHLB at December 31, 2011 and 2010. When the Bank borrows from the FHLB, interest is charged at the FHLB’s posted rates at the time of the borrowing.

[9]	Income Taxes

The income tax provision (benefit) reconciled to taxes computed at the statutory federal rate of 34% is as follows:

($ In thousands)	2011	2010
Tax provision (benefit) at statutory rate	$4,065	$2,609
Meals and entertainment	38	41
Dues and subscriptions	65	62
Sec. 162 compensation	868	961
Bank owned life insurance (BOLI)	(117)	(10)
State tax expense, net of federal benefit	89	—
Deferred tax rate change	(215)	—
Other	(55)	—
Change in valuation allowance	—	(11,237)

Income tax provision (benefit)	$4,738	$(7,574)

The income tax provision (benefit) consists of:

($ In thousands)	2011	2010
Current income tax provision–federal	$3,795	$211
Current income tax provision–state	135	—
Deferred tax provision (benefit)–federal	808	(7,785)

Income tax provision (benefit)	$4,738	$(7,574)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities and the related valuation allowance as of December 31, 2011 and 2010, are as follows:

($ In thousands)	2011	2010
Deferred Tax Assets:
Net operating loss	$—	$384
Start-up expenses	267	286
Stock compensation	1,844	1,463
Leasehold improvement	227	252
Allowance for loan loss	5,722	5,818
Long-term lease	186	123
Unrealized loss on investments	—	176
Organizational costs	27	29
Reserve for unfunded commitments	152	139
Alternative Minimum Tax (AMT)	—	211
Charitable contributions	—	79

Gross deferred tax assets	8,425	8,960

Deferred Tax Liabilities:
Office properties and equipment	(938)	(492)
Prepaid Expense—Contributions	(122)	(79)
Deferred loan costs	(388)	(428)
Unrealized gain on investments	(398)	—

Gross deferred tax liability	(1,846)	(999)

Net deferred tax asset	$6,579	$7,961

As of December 31, 2010, the Company reversed the valuation allowance that had been previously established for the net deferred tax asset. This was based on the Company’s history of earnings over the last five consecutive quarters, coupled with management’s expectations for continued net positive earnings in the future. Management believes that, as of December 31, 2011, it is more likely than not that the net deferred tax asset will be fully realized upon the generation of future taxable income.

The change in the net deferred tax asset for the years ended December 31, 2011 and 2010, is detailed as follows:

($ In thousands)	2011	2010
Income tax benefit (provision)	$(808)	$7,785
Deferred tax—other comprehensive (income) loss	(574)	176

Change in net deferred tax asset	$(1,382)	$7,961

At December 31, 2011, for federal income tax purposes the Company used its AMT credit and remaining federal net operating losses and therefore has no further carryforwards of tax attributes.

We consider uncertain tax positions that the Company has taken or expects to take on a tax return. At December 31, 2011, there were no unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate. We recognize interest accrued and penalties (if any) related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2011, we did not accrue any interest. At December 31, 2011, we had no amount accrued for interest or the payment of penalties. Federal tax years 2008 through 2011 remain subject to examination, as of December 31, 2011, while tax years 2008 through 2011 remain subject to examination by state taxing jurisdictions. No federal or state income tax return examinations are currently in progress.

The Company identified certain errors in the tax provision and related accounts from the year ended December 31, 2010. The errors primarily related to accounting for income tax expense and deferred tax assets. We have assessed the materiality of these errors and concluded, based on qualitative and quantitative considerations, that they are not material to the prior period financial statements as a whole. The correction of these amounts is reflected in the 2010 statement of operations included in this annual report and will continue to be reflected in our future reports. The impact of the correction on previously reported consolidated statements of operations is provided below.

	December 31, 2010
($ In thousands)	As Reported	As Corrected
Income tax (benefit)	$(8,535)	$(7,574)
Net income	$16,189	$15,228
Deferred tax asset	$8,922	$7,961

[10]	Stockholders’ Equity

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the tables below) of Tier 2 and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2011, the Company and the Bank exceeded all capital adequacy requirements to which they are subject.

Financial institutions are categorized as Well Capitalized if they meet minimum Tier 2 risk-based, Tier 1 risk-based, and Tier 1 leverage ratios (Tier 1 capital to average assets) as set forth in the tables below. Based upon the information in its most recently filed FR Y-9C report and Call Report, both the Company and the Bank exceeded the capital ratios necessary to be Well Capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since the filing of the most recent FR Y-9C report or Call Report that management believes have changed the Company’s or the Bank’s category.

The following tables set forth certain information concerning the Company’s and the Bank’s regulatory capital at December 31, 2011 and 2010.

	December 31, 2011
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
($ In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 2 risk-based capital ratio
Company	$200,498	11.60%	$138,287	8.00%	$172,859	10.00%
Bank	199,840	11.56%	138,288	8.00%	172,860	10.00%
Tier 1 risk-based capital ratio
Company	$183,714	10.63%	$69,144	4.00%	$103,715	6.00%
Bank	183,056	10.59%	69,144	4.00%	103,716	6.00%
Tier 1 leverage ratio
Company	$183,714	10.18%	$144,408	8.00%	$144,408	8.00%
Bank	183,056	10.14%	144,408	8.00%	144,408	8.00%

	December 31, 2010
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
($ In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 2 risk-based capital ratio
Company	$193,012	12.59%	$122,632	8.00%	$153,291	10.00%
Bank	192,341	12.55%	122,633	8.00%	153,291	10.00%
Tier 1 risk-based capital ratio
Company	$175,901	11.48%	$61,316	4.00%	$91,974	6.00%
Bank	175,230	11.43%	61,316	4.00%	91,975	6.00%
Tier 1 leverage ratio
Company	$175,901	9.85%	$142,900	8.00%	$142,900	8.00%
Bank	175,230	9.81%	142,900	8.00%	142,900	8.00%

Given its status as a de novo bank, the Company and its subsidiary Bank must obtain consent from their primary regulators, including the FDIC, Pennsylvania Department of Banking and the Federal Reserve, prior to declaring and paying cash dividends. As part of its operating and financial strategies, the Company has not paid dividends to its Common Shareholders since its inception in 2007 and it does not anticipate paying cash dividends to its Common Shareholders in the foreseeable future.

Receipt of Investment from the U.S. Department of Treasury

On February 27, 2009, the Company received a $23.0 million investment from the United States Department of the Treasury (“U.S. Treasury”). This investment was the result of the Company’s voluntary participation in the Troubled Asset Relief Program Capital Purchase Program (“CPP”) which was implemented pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”) which was enacted on October 3, 2008.

As part of the transaction completed on February 27, 2009, the Company entered into a Letter Agreement, which includes the Securities Purchase Agreement – Standard Terms and Conditions, with the U.S. Treasury whereby the U.S. Treasury purchased 23,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Preferred Series A Stock”), as well as a warrant to purchase up to 1,150 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (“Preferred Series B Stock”) which was exercised immediately. The aggregate purchase price was $23.0 million with a liquidation amount of $23.0 million for the Preferred Series A Stock and $1.2 million for the Preferred Series B Stock. The proceeds of the $23.0 million were allocated on a relative fair value basis between the Preferred Series A Stock and Preferred Series B Stock. The initial carrying value of the Preferred Series A was $21.7 million and Preferred Series B was $1.3 million. The discount on the Preferred Series A Stock is amortized over a period of five years, in accordance with the guidance for increasing rate preferred stock. The discount on the Preferred Series B Stock is not amortized since the dividend rate does not increase. The total amount amortized for the years ended December 31, 2011 and 2010, was $0.3 million and $0.2 million, respectively, for the Preferred Series A Stock.

To determine the appropriate value of the Preferred Series A and Series B Stock, the Company, with the assistance of an external party with expertise in valuation, made certain assumptions about its credit rating, the associated discount rate and the redemption date or cash flow timing, as follows:

•

Company Credit Rating – since the Company is not rated by any major credit rating agency, it performed a regression analysis on selected financial ratios of publicly traded industry comparable companies to explain the variation in the Company’s credit rating. In addition, the Company considered several qualitative factors. Based on the quantitative and qualitative analysis, the Company concluded on a BBB credit rating.

•

Discount Rate – Based on the conclusion above regarding the Company’s credit rating, a term structure of BBB rated bonds issued by banks was utilized in the Company’s valuation of the Preferred Stock. The yield on the bonds sampled ranged from 3.98% for six months to 11.34% for 30 years.

•

Cash Flow Timing – The Company modeled its redemption decision by considering the minimum of the redemption value and the hold value at which the Preferred Stock is callable and choosing the optimal action which resulted in an assumption of a 20-year term.

The Preferred Series A Stock pays a dividend of 5% per annum for the first five years and 9% per annum thereafter. The dividends on the Preferred Series B Stock are 9% per annum. The dividend on the Preferred Series A Stock and the dividend on the Preferred Series B Stock are payable quarterly in arrears on February 15, May 15, August 15, and November 15 of each year. In the event that dividends on the Preferred Series A and/or Series B Stock are not paid in full for six dividend periods, whether or not consecutive, the U.S. Treasury will have the right to vote two directors to the Company’s Board of Directors and such right shall end when all accrued and unpaid dividends have been paid in full.

The Company has the option to redeem all or part of the outstanding Preferred Series A Stock and Preferred Series B Stock at any time, pending regulatory approval and as long as it meets applicable capitalization requirements after redemption.

Dividends on Preferred Series A Stock and Preferred Series B Stock

During 2011, the Company paid dividends to the U.S. Treasury under the CPP in the amounts of $0.3 million on each of the following dates: February 11, 2011, May 13, 2011; August 12, 2011; and November 10, 2011.

During 2010, the Company paid dividends to the U.S. Treasury under the CPP in the amounts of $0.6 million on February 12, 2010, which included $0.3 million previously deferred from November 15, 2009; and $0.3 million on each of the following dates: May 14, 2010; August 5, 2010; and November 9, 2010.

[11]	Employee Benefit Plans

The Company participates in a qualified 401(k) defined contribution plan under which eligible employees may contribute a percentage of their salary, at their discretion. Beginning in 2011, the Company automatically contributed three percent of the employee’s base salary to the individual’s 401(k) plan, subject to IRS limitations. Full-time employees are eligible to participate upon the first month following their first day of employment or having attained age 21, whichever is later. Substantially all employees received an automatic contribution of three percent of their base salary in 2011. The Company’s contribution expense was $0.3 million for 2011, including incidental administrative fees paid to a third party administrator of the plan. There were no employer contributions to the plan in 2010.

[12]	Issuance of Common Stock

On March 31, 2011, the Company issued 22,500 shares, purchased by two new directors of the Company’s Board, at $8.00 per share. On May 31, 2011, the Company issued 6,250 shares, purchased by five directors of the Company, at $8.00 per share. Net proceeds were $0.2 million.

On April 7, 2010, the Company issued a confidential private placement memorandum to accredited investors and private equity funds offering an aggregate of 3,125,000 shares of its common stock. The offering closed on July 21, 2010, with the issuance of 2,760,573 shares purchased at $8.00 per share. Net proceeds after offering costs were $20.6 million.

[13]	Stock Compensation Programs

The Company’s 2006 Stock Option Plan (“the Plan”) provides for the granting of incentive and non-qualifying stock options to the Company’s key employees, key contractors and outside directors at the discretion of the Board of Directors. The Plan authorized the issuance of up to 2,000,000 options to purchase shares of common stock. Each option granted under the plan will expire no later than ten years from the date on which the option was granted.

The Company’s stock option grants contain terms that provide for a graded vesting schedule whereby portions of the options vest in increments over the requisite service period. These options typically vest fifty percent after two and one-half years following the award date and the remaining fifty percent five years following the award date. The Company has elected to recognize compensation expense for options with graded vesting schedules on a straight-line basis over the requisite service period for the entire option grant.

At December 31, 2011, there were 53,500 additional options available for the Company to grant under the Plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model and the weighted average assumptions in the following table. Expected term was calculated utilizing the simplified method outlined by the SEC because the Company has no historical exercise behavior. Since the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company does not anticipate paying a dividend to common stockholders during the contractual life of the options.

	2011	2010
Valuation Assumptions:
Expected dividend yield	0.0%	0.0%
Expected volatility	53.9%	52.4%
Expected term (years)	6.9	6.9
Risk-free interest rate	1.74%	2.70%

Stock option activity during the periods indicated is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at December 31, 2009	1,735,000	$10.43	7.45
Granted	203,000	8.06
Exercised	—	—
Forfeited	45,000	13.15
Expired	—	—

Balance at December 31, 2010	1,893,000	$10.11	6.79
Granted	171,000	8.94
Exercised	—	—
Forfeited	117,500	11.50
Expired	—	—

Balance at December 31, 2011	1,946,500	$9.92	6.12

Exercisable at December 31, 2010	751,000	$10.22	6.22
Exercisable at December 31, 2011	817,250	$10.36	5.34

The weighted average grant date fair value of options granted during the years ended December 31, 2011 and 2010, was $4.91 and $4.45, respectively. There were no options exercised during the years ended December 31, 2011 and 2010.

A summary of the status of the Company’s non-vested options as of December 31, 2011, and changes during the years ended December 31, 2011 and 2010, is presented below:

Non-vested options:	Options	Weighted Average Grant-Date Fair Value
Balance at December 31, 2009	1,139,000	$4.62
Granted	203,000	4.45
Vested	155,000	4.64
Forfeited	45,000	5.34

Balance at December 31, 2010	1,142,000	$4.49
Granted	171,000	4.91
Vested	66,250	5.29
Forfeited	117,500	5.16

Balance at December 31, 2011	1,129,250	$4.51

At December 31, 2011, there was $2.0 million of total unrecognized compensation cost related to non-vested options granted under the plan. The unrecognized compensation cost is expected to be recognized over a weighted average period of 3.7 years. The total fair value of options vested during the years ended December 31, 2011 and 2010, was $0.4 million and $0.7 million, respectively.

In January 2011, the Board of Directors approved the grant of 62,500 shares of the Company’s restricted stock to the Company’s Chairman and Chief Executive Officer with a grant date fair value of $0.5 million. Under this grant, the service-based restricted stock award will be expensed ratably over the two-year vesting period, commencing in January 2011. The unvested portion of the restricted stock award is subject to forfeiture if the service period is not completed. Additionally, these restricted shares cannot be sold while the Preferred Stock, issued under the CPP program, remains outstanding.

[14]	Derivatives and Hedging Activity

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and through the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash receipts principally related to the Company’s fixed rate loan assets. The Company also has derivatives that are a result of a service the Company provides to certain qualifying customers, and therefore, are not used to manage interest rate risk in the Company’s assets or liabilities. The Company manages a matched book with respect to its derivative instruments offered as a part of this service to its customers in order to minimize its net risk exposure resulting from such transactions.

Fair Values of Derivative Instruments on the Balance Sheet

The tables below present the fair value of the Company’s derivative financial instruments as well as their classification on the Balance Sheet as of December 31, 2011 and 2010.

	Asset Derivatives as of December 31, 2011		Liability Derivatives as of December 31, 2011
($ In thousands)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivative designated as hedging instruments
Interest Rate Products	Other Assets	$—	Other Liabilities	$2,226
Derivative not designated as hedging instruments
Interest Rate Products	Other Assets	$4,302	Other Liabilities	$4,492

	Asset Derivatives as of December 31, 2010		Liability Derivatives as of December 31, 2010
($ In thousands)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivative designated as hedging instruments
Interest Rate Products	Other Assets	$—	Other Liabilities	$2,975
Derivative not designated as hedging instruments
Interest Rate Products	Other Assets	$4,132	Other Liabilities	$4,264

Fair Value Hedges of Interest Rate Risk

The Company is exposed to changes in the fair value of certain of its fixed rate obligations due to changes in benchmark interest rates, LIBOR. Interest rate swaps designated as fair value hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for the Company making variable rate payments over the life of the agreements without the exchange of the underlying notional amount. As of December 31, 2011, the Company had twenty interest rate swaps, with a notional amount of $22.6 million that were designated as fair value hedges of interest rate risk associated with the Company’s fixed-rate loan assets. The notional amounts for the derivatives express the dollar volume of the transactions, however, credit risk is considered insignificant in 2011 and 2010. There were no counterparty default losses on derivatives for the twelve months ended December 31, 2011, and December 31, 2010.

For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings. Three of the Company’s twenty interest rate swaps are designated as fair value hedges applying the “shortcut” method. As such, the gain or loss on these three derivatives exactly offsets the loss or gain on the hedged items, resulting in zero net earnings impact. The remaining seventeen hedges have been designated as fair value hedges applying the “fair value long haul” method. The Company includes the gain or loss on the hedged items in the same line item as the offsetting loss or gain on the related derivatives. During the year ended December 31, 2011, the Company recognized losses of $15.0 thousand in non-interest income related to hedge ineffectiveness. The Company also recognized a decrease to interest income of $1.1 million for the year ended December 31, 2011, related to the Company’s fair value hedges, which includes net settlements on the derivatives, and any amortization adjustment of the basis in the hedged items.

Non-Designated Hedges

The Company does not use derivatives for trading or speculative purposes. Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers or are hedges that were previously designated in qualifying hedging relationships that no longer meet the strict requirements to apply hedge accounting, as discussed in the Fair Value Hedges of Interest Rate Risk section. The Company executes interest rate derivatives with its commercial banking customers to facilitate their respective risk management strategies. Those derivatives are simultaneously economically hedged by offsetting derivatives that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of December 31, 2011, the Company had fifty derivative transactions with an aggregate notional amount of $170.0 million related to this program and three interest rate swaps with embedded floors that no longer meet the requirements to apply hedge accounting with an aggregate notional amount of $8.8 million. During the twelve months ended December 31, 2011, the Company recognized a net loss of $0.1 million related to changes in fair value of the derivatives not designated in hedging relationships.

Effect of Derivative Instruments on the Income Statement

The tables below present the effect of the Company’s derivative financial instruments on the Income Statement for the years ended December 31, 2011 and 2010.

($ In thousands)	December 31, 2011
Derivative in Fair Value Hedging Relationships	Location of Gain or (Loss) recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative 2011
Interest Rate Products	Interest income / (expense)	$(1,053)
	Non-interest income / (expense)	(15)

Total		$(1,068)

Derivative Not Designated as Hedging Instruments	Location of Gain or (Loss) recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative 2011
Interest Rate Products	Non-interest income / (expense)	$(61)

Total		$(61)

($ In thousands)	December 31, 2010
Derivative in Fair Value Hedging Relationships	Location of Gain or (Loss) recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative 2010
Interest Rate Products	Interest income /(expense)	$(1,564)
	Non-interest income / (expense)	30

Total		$(1,534)

Derivative Not Designated as Hedging Instruments	Location of Gain or (Loss) recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative 2010
Interest Rate Products	Non-interest income / (expense)	$(199)

Total		$(199)

Credit-Risk-Related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where, if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

The Company has agreements with certain of its derivative counterparties that contain a provision where, if either the Company or the counterparty fails to maintain its status as a well/adequately capitalized institution, then the Company or the Counterparty could be required to terminate any outstanding derivative positions and settle its obligations under the agreement.

As of December 31, 2011, the termination value of derivatives, including accrued interest, in a net liability position related to these agreements was $6.8 million. As of December 31, 2011, the Company has minimum collateral posting thresholds with certain of its derivative counterparties and has posted collateral of $7.3 million. If the Company had breached any of these provisions at December 31, 2011, it could have been required to settle its obligations under the agreements at their termination value.

[15]	Disclosures About Fair Value of Financial Instruments

Fair value estimates of financial instruments are based on the present value of expected future cash flows, quoted market prices of similar financial instruments, if available, and other valuation techniques. These valuations are significantly affected by discount rates, cash flow assumptions, and risk assumptions used. Therefore, fair value estimates may not be substantiated by comparison to independent markets and are not intended to reflect the proceeds that may be realized in an immediate settlement of instruments. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2011 and 2010:

Cash and Cash Equivalents and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Investment Securities

The fair values of investment securities are based on quoted market prices for similar securities, recently executed transactions and pricing models.

Loans Held-for-Investment

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Fair value as determined here does not represent an exit price. Impaired loans are generally valued at the fair value of the associated collateral.

Deposits

The fair value of demand deposits is the amount payable on demand at the reporting date, i.e., their carrying amounts. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Interest Rate Swaps

The fair value of interest rate swaps are estimated through the assistance of an independent third party and compared to the fair value determined by the swap counterparty to establish reasonableness.

Off-Balance Sheet Instruments

Fair values for the Company’s off-balance sheet instruments which consist of lending commitments, standby letters of credit and risk participation agreements are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. Management believes that the fair value of these off-balance sheet instruments is not significant.

A summary of the carrying amounts and estimated fair values of financial instruments is as follows:

	At December 31, 2011		At December 31, 2010
($ In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and cash equivalents	$235,464	$235,464	$203,169	$203,169
Investment securities	163,392	163,392	143,837	143,837
Loans held-for-investment, net	1,390,645	1,400,353	1,266,634	1,268,115
Federal Home Loan Bank stock	1,580	1,580	1,940	1,940
Interest rate swaps	4,302	4,302	4,132	4,132
Financial liabilities
Deposits	1,637,126	1,642,998	1,470,600	1,337,554
Interest rate swaps	6,718	6,718	7,239	7,239

Fair Value Measurements

In accordance with U.S. generally accepted accounting principles the Company must account for certain financial assets and liabilities at fair value on a recurring and non-recurring basis. The Company utilizes a three-level fair value hierarchy of valuation techniques to estimate the fair value of its financial assets and liabilities based on whether the inputs to those valuation techniques are observable or unobservable. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest level input that has a significant impact on fair value measurement is used.

Financial assets and liabilities are categorized based upon the following characteristics or inputs to the valuation techniques:

•

Level 1—Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in actively traded markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities.

•

Level 2—Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets or liabilities that are actively traded. Level 2 also includes pricing models in which the inputs are corroborated by market data, for example, matrix pricing.

•

Level 3—Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Level 3 inputs include assumptions of a source independent of the reporting entity or the reporting entity’s own assumptions that are supported by little or no market activity or observable inputs.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs used or how the data was calculated or derived. The Company corroborates the reasonableness of external inputs in the valuation process.

The following tables represent assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

($ In thousands)	Level 1	Level 2	Level 3	Total Assets / Liabilities at Fair Value
At December 31, 2011
Financial Assets
Investment securities:
Corporate Bonds	$—	$49,286	$—	$49,286
Agency Collateralized Mortgage Obligations	—	70,323	—	70,323
Agency Mortgage-backed Securities	—	43,783	—	43,783
Interest rate swaps	—	4,302	—	4,302

Total Financial Assets	$—	$167,694	$—	$167,694

Financial Liabilities
Interest rate swaps	$—	$6,718	$—	$6,718

Total Financial Liabilities	$—	$6,718	$—	$6,718

($ In thousands)	Level 1	Level 2	Level 3	Total Assets / Liabilities at Fair Value
At December 31, 2010
Financial Assets
Investment securities:
U.S. Treasury Note	$24,246	$—	$—	$24,246
Corporate Bonds	—	53,403	—	53,403
Agency Collateralized Mortgage Obligations	—	51,674	—	51,674
Agency Mortgage-backed Securities	—	14,514	—	14,514
Interest rate swaps	—	4,132	—	4,132

Total Financial Assets	$24,246	$123,723	$—	$147,969

Financial Liabilities
Interest rate swaps	$—	$7,239	$—	$7,239

Total Financial Liabilities	$—	$7,239	$—	$7,239

Investment Securities

Generally, investment securities are valued using pricing for similar securities, recently executed transactions, and other pricing models utilizing observable inputs. The valuation for debt securities are classified as either Level 1 or Level 2. U.S. Treasury Notes are classified as Level 1 because these securities are in actively traded markets. Securities within Level 2 include corporate bonds and collateralized mortgage obligations and mortgage-backed securities issued by U.S. government agencies.

Interest Rate Swaps

The fair value is estimated by the counterparty using inputs that are observable or that can be corroborated by observable market data and, therefore, are classified as Level 2. These fair value estimations include primarily market observable inputs such as the LIBOR swap curve, the basis for the underlying interest rate.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

The following tables represent the balances of assets measured at fair value on a non-recurring basis at December 31, 2011 and 2010:

($ In thousands)	Level 1	Level 2	Level 3	Total Assets at Fair Value
At December 31, 2011
Loans measured for impairment	$—	$—	$13,898	$13,898

Total assets	$—	$—	$13,898	$13,898

($ In thousands)	Level 1	Level 2	Level 3	Total Assets at Fair Value
At December 31, 2010
Loans measured for impairment	$—	$—	$13,017	$13,017

Total assets	$—	$—	$13,017	$13,017

During the year ended December 31, 2011, the Company recorded an increase of $2.5 million to the specific allowance for loan losses as a result of adjusting the fair value of the collateral for certain collateral dependent impaired loans to $13.9 million, at December 31, 2011.

During the year ended December 31, 2010, the Company recorded an increase of $2.2 million to the specific allowance for loan losses as a result of adjusting the fair value of the collateral for certain collateral dependent impaired loans to $13.0 million, at December 31, 2010.

Impaired Loans

A loan is considered impaired when it is probable that all of the principal and interest due under the original terms of the loan may not be collected. Impairment is measured based on the fair value of the underlying collateral or discounted cash flows when collateral does not exist. Accordingly, impaired loans are classified as level 3. The Company measures impairment on all loans for which it has established specific reserves as part of the allocated allowance component of the allowance for loan losses.

[16]	Related Party Transactions

Certain directors and executive officers have loan and deposit accounts with the Bank. Such loans and deposits were made in the ordinary course of business on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with outsiders. At December 31, 2011, the Bank had loans outstanding to Directors totaling $1.7 million, which consisted of two loans and another $1.0 million available on a home equity line of credit that had no outstanding balance.

During the years ended December 31, 2011 and 2010, the Bank obtained services from affiliated companies of certain directors and executive officers in the normal course of business as outlined below.

($ In thousands)
			Amount
Related Party	Affiliation	Nature of Transaction	2011	2010

Mikell Schenck Associates	Owned by spouse of a Director/Executive Officer	Interior Design Services	$19	$33
Howard Hanna Real Estate Services	Company Director is Shareholder/President	Underwriting for secondary loan sales	6	6
Stephen Casey Architects	Owned by spouse of a Director	Architectural Services	5	34
Ascent Data Corporation	Owned by a Director	Systems Consulting	48	4
Voyager Jet Center	Owned by a Director	Aircraft Charter	7	—

			$85	$77

[17]	Contingent Liabilities

The Company is not subject to any asserted claims nor is it aware of any unasserted claims. In the opinion of management, there are no potential claims that would have a material adverse effect on the Company’s financial position, liquidity or results of operations.

[18]	Subsequent Events

The Company has evaluated all material events subsequent to December 31, 2011, through March 9, 2012, and has determined that no events materially impacted the financial position and/or the results of financial operations of the Company as discussed in this document.

                 Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

Stephens Inc.	Stifel	Baird

Co-Manager

Macquarie Capital

The date of the prospectus is                     , 2013.

Through and including                      , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below is an itemization of total expenses, other than underwriting discounts and commissions, the registrant expects to incur in connection with the sale of its common stock, no par value, in the offering. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fees and expenses, all amounts shown are estimates:

SEC registration fee	$
FINRA filing fee	$
NYSE listing fees and expense	$
Transfer agent and registrar fees and expenses	$
Printing fees and expenses	$
Legal fees and expenses	$
Accounting expenses	$
Miscellaneous expenses	$

Total	$

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law, contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters.

Under Section 1741 of the Pennsylvania Business Corporation Law, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative (other than derivative or corporate actions), to which any such officer or director is a party or is threatened to be made a party by reason of such officer or director being a representative of the corporation or serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, so long as the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, such officer or director had no reasonable cause to believe his conduct was unlawful.

Section 1742 of the Pennsylvania Business Corporation Law permits indemnification in derivative and corporate actions if the director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except in respect of any claim, issue or matter as to which the officer or director has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the officer or director is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Under Section 1743 of the Pennsylvania Business Corporation Law, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or 1742 of the Pennsylvania Business Corporation Law.

Section 1744 of the Pennsylvania Business Corporation Law provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 of the Pennsylvania Business Corporation Law shall be made by the corporation only as authorized in the specific case upon a determination that the officer or director met the applicable standard of conduct, and such determination must be made by (i) the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding, (ii) if a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders.

Section 1745 of the Pennsylvania Business Corporation Law provides that expenses (including attorneys’ fees) incurred by a director or officer in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Except as otherwise provided in the corporation’s bylaws, the Pennsylvania Business Corporation Law provides that advancement of expenses must be authorized by the board of directors.

Section 1746 of the Pennsylvania Business Corporation Law provides generally that the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law shall not be deemed exclusive of any other rights to which an officer or director seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office. In no event may indemnification be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1747 of the Pennsylvania Business Corporation Law grants a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him in his capacity as officer or director, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law.

Sections 1748 and 1749 of the Pennsylvania Business Corporation Law extend the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law to successor corporations in fundamental changes and to officers and directors serving as fiduciaries of employee benefit plans.

Section 1750 of the Pennsylvania Business Corporation Law provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer shall inure to the benefit of the heirs and personal representatives of such person.

The goal of the aforementioned provisions of the Pennsylvania Business Corporation Law and those of our bylaws, described below, is to limit the monetary liability of our officers and directors to us and to our shareholders and provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities.

Our bylaws include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Pennsylvania law. Our bylaws also provide that:

•	we must indemnify our directors to the fullest extent permitted by applicable law; and

•	we must advance expenses, as incurred, to our directors in connection with a legal proceeding to the fullest extent permitted by applicable law, subject to very limited exceptions.

Our bylaws also provide that that we will be the indemnitor of “first resort” with respect to any claims against our directors for indemnification that are indemnifiable by both us and any other parties. Accordingly, to the extent that indemnification is permissible under applicable law, we will have full liability for such claims (including for the advancement of any expenses) and we have waived all related rights of contribution, subrogation or other recovery that we might otherwise have against the other parties.

The form of underwriting agreement attached hereto as Exhibit 1.1 provides for indemnification by the underwriters named in this registration statement of our executive officers, directors and us, and by us of the underwriters named in this registration statement, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing for inclusion in this registration statement.

We have obtained directors’ and officers’ insurance for our directors, officers and some employees for specified liabilities.

Our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.

In July 2010, we completed a private offering of 2,760,573 shares of our common stock to accredited and sophisticated investors in a private offering, generating gross proceeds of approximately $24.1 million. In August 2012, we sold 48,780.488 shares of our Series C preferred stock in a private offering to the Lovell Minnick funds generating gross proceeds of approximately $50.0 million. The offers and sales of these securities were made in reliance upon exemptions from federal securities registration under Section 4(a)(2) of the Securities Act, including the safe harbors established in Regulation D, for transactions by an issuer not involving a public offering.

From January 1, 2010 to January 1, 2013, we granted certain of our employees and directors options to acquire up to an aggregate of 648,500 shares of our common stock with a weighted average exercise price of $9.20 per share, of which options to acquire 187,500 shares of our common stock were forfeited during such period. From January 1, 2010 to January 1, 2013, no shares of our common stock were issued upon the exercise of stock options. From January 1, 2010 to January 1, 2013, we issued an aggregate of 62,500 shares of restricted stock which fully vested on January 15, 2013. The offers and sales of these securities were made in reliance upon the exemption provided by Rule 701 of the Securities Act for offers and sales of securities pursuant to compensatory benefit plans.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

(b)	Financial Statement Schedules: None.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Pittsburgh, Pennsylvania on the      day of                     , 2013.

TRISTATE CAPITAL HOLDINGS, INC.

By:
James F. Getz
Chairman, Chief Executive Officer and President

POWERS OF ATTORNEY

Each of the undersigned officers and directors of TriState Capital Holdings, Inc. hereby constitutes and appoints James F. Getz as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in his or her name, place and stead and on his or her behalf, and in any and all capacities, to sign any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which said attorney-in-fact and agent may deem necessary or advisable to be done or performed in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the      day of                     , 2013.

Signature		Title

By:		Chairman of the Board, Chief Executive Officer, President and Director
	James F. Getz	(Principal Executive Officer)

By:		Vice Chairman, Chief Financial Officer and Director
	Mark L. Sullivan	(Principal Financial and Accounting Officer)

By:		Director
Helen Hanna Casey

By:		Director
E.H. (Gene) Dewhurst

By:		Director
James J. Dolan

By:		Director
Michael J. Farrell

Signature		Title

By:		Director
James H. Graves

By:		Director
James E. Minnick

By:		Vice Chairman and Director
A. William Schenck, III

By:		Director
Richard B. Seidel

By:		Director
John B. Yaskinsky

By:		Director
Richard A. Zappala

EXHIBIT INDEX

NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement*

3.1	Articles of Incorporation, as amended to date

3.2	Amended and Restated Bylaws

4.1	Specimen common stock certificate*

5.1	Opinion of Keevican Weiss Bauerle & Hirsch LLC*

10.1	TriState Capital Holdings, Inc. 2006 Stock Option Plan (“2006 Stock Option Plan”)

10.2	Form of Nonqualified Stock Option Award Agreement under 2006 Stock Option Plan

10.3	Restricted Stock Award Agreement dated January 24, 2011 between TriState Capital Holdings, Inc. and James F. Getz

10.4	Agreement of Lease dated August 29, 2006 between Oxford Development Company/Grant Street, Landlord, and TriState Capital Holdings, Inc., Tenant, and amendment thereto dated September 13, 2010.

10.5	Preferred Stock Purchase Agreement dated April 24, 2012 by and among TriState Capital Holdings, Inc., LM III TriState Holdings LLC and LM III-A TriState Holdings LLC

10.6	Amendment No. 1 to the Preferred Stock Purchase Agreement dated August 10, 2012 by and among TriState Capital Holdings, Inc., LM III TriState Holdings LLC and LM III-A TriState Holdings LLC

10.7	Agreement Regarding Perpetual Convertible Preferred Stock, Series C dated as of [ ], 2013 by and among TriState Capital Holdings, Inc., LM III TriState Holdings LLC and LM III-A TriState Holdings LLC*

10.8	Registration Rights Agreement dated August 10, 2012 by and among TriState Capital Holdings, Inc., LM III TriState Holdings LLC and LM III-A TriState Holdings LLC

21.1	Subsidiaries of TriState Capital Holdings, Inc.

23.1	Consent of Keevican Weiss Bauerle & Hirsch LLC (contained in Exhibit 5.1) *

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm*

24.1	Power of Attorney (included on signature page)

+	Previously filed.
*	To be filed by amendment.
†

Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.